Form 20-F
period 2022-12-31
SaverOne 2014 Ltd.
filed 2023-04-27
CIK 1894693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.: 001-41387

SAVERONE 2014 LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Israel	Em Hamoshavot Rd. 94 Petah Tikvah, 4970602 Israel +972-39094177
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Ori Gilboa

Chief Executive Officer

+972-39094177

OriG@saver.one

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
American Depositary Shares, each representing 5 ordinary shares, par value NIS 0.01 per share	SVRE	Nasdaq Capital Market
Ordinary shares, par value NIS 0.01 per share	_____	Nasdaq Capital Market*
Warrants to purchase ordinary shares, par value NIS 0.01 per share	SVREW	Nasdaq Capital Market

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission. The American Depositary Shares are registered under the Securities Act of 1933, as amended, pursuant to a separate registration statement on Form F-6 (File No. 333- 263785).

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 27,780,896 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes  ☐  No  ☒

i

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “SaverOne,” “we,” “us,” “our” and other similar designations refer to SaverOne 2014 Ltd. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 par value per share. All references to “Israel” are to the State of Israel. All references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SVRE,” each representing five of our ordinary shares. Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “SAVR” since June 2020. On June 3, 2022, our ADSs and warrants began trading on the Nasdaq under the symbols “SVRE” and “SVREW”.

We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel and the terms “dollar” “$,” “US$” and “U.S. dollars” refer to U.S. dollars, the lawful currency of the United States. We prepare our financial statements in NIS. This Annual Report contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.5190 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2022. The dollar amounts presented in this Annual Report should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. We have elected to irrevocably opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2027); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by warrants, held by non-affiliates is at least $700 million as of the prior June 30; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this Annual Report are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our planned level of revenues and capital expenditures and our ability to continue as a going concern;

●	the ability of our technology to substantially improve the safety of drivers;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this Annual Report on Form 20-F in greater detail under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

●	Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to Our Business and Industry

●	We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

●	We may not be able to introduce products acceptable to customers, improve the technology used in our current systems in response to changing technology and end-user needs and we may not be able to successfully manage our planned growth and expansion.

●	Our operating results and financial condition may fluctuate.

●	The markets in which we participate are competitive. Even if we are successful in completing the development of our products in development, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

●	If our relationships with suppliers for our products and services were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●	We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business, or may cause harm to our business that may or may not be reparable.

●	Our products will be subject to automotive regulations due to the global quality requirements, which could prevent us from marketing our products to vehicle manufacturers.

●	Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights or proprietary rights for our products, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our SaverOne systems. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Risks Related to the Ownership of our ADSs or Our Ordinary Shares

●	Sales of a substantial number of ADSs representing our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	Our principal shareholders, officers and directors beneficially own over 28% of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

●	Holders of ADSs are not ordinary shareholders and must act through the depositary to exercise their rights.

●

We may have been a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2022 and may be a PFIC in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or our ordinary shares if we are or were to become a PFIC.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	It may be difficult to enforce a judgment of a United States court against us and our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors.

General Risk Factors

●	Raising additional capital would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

●	Sales of a substantial number of our ADSs or our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our ADSs or ordinary shares price and trading volume could decline.

●	We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We have experienced net losses in every period since our inception. We incurred net losses of NIS 25 million (approximately $7.1 million), NIS 26.5 million (approximately $7.5 million) and NIS 13.6 million (approximately $3.9 million) for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of NIS 101.8 million (approximately $28.9 million).

We have devoted substantially all of our financial resources to develop our SaverOne system. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our SaverOne system;

●	establish a sales, marketing, distribution and technical support infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have not generated any significant revenue from the sale of our current products and may never be profitable.

While we have commenced commercialization efforts of our Generation 1.0 and 2.0 systems, we have not generated any significant revenue since our inception. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing development of our next generation SaverOne systems;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products to support market demand for our products;

●	launching and commercializing our SaverOne systems, either directly or with a collaborator or distributor;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new products;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will require substantial additional capital to commercialize our SaverOne systems. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, and other related activities;

●	the cost of establishing commercial supplies of our SaverOne systems;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs and ordinary shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of our SaverOne systems or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Our audited financial statements for the year ended December 31, 2022 contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our audited financial statements for the period ended December 31, 2022, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have incurred losses in each year since our inception, including net losses of approximately NIS 25 (approximately $7.1), NIS 26.5 million (approximately $7.5 million) and NIS 13.6 million (approximately $3.9 million) for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of approximately NIS 101.8 million (approximately $28.9 million).

These events and conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. The financial statements for 2022 do not include any adjustments that might result from the outcome of this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Future financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to Our Business and Industry

We depend entirely on the success of our current our SaverOne systems in development, and we may not be able to complete their development or successfully introduce these products and commercialize them.

We have invested almost all of our efforts and financial resources in the research and development of our SaverOne systems. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our SaverOne systems. The process of development and commercialization is long, complex, costly and uncertain of outcome. While our Generation 1.0 system is in various phases of pilot programs with Israeli organizations through which we are demonstrating our technology, we cannot assure that any of these programs or any future generations of our systems will result in subsequent sales of our products.

Defects in our SaverOne systems could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Even if we are successful in introducing our SaverOne systems to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Currently, we do not maintain product liability insurance outside of Israel, which will be necessary prior to the commercialization of our products. It is likely that any product liability insurance that we will have in the future will be subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

Furthermore, the automotive industry in general is subject to litigation claims due to the nature of personal injuries that result from traffic accidents. The emerging technologies of advanced driver assistance systems, or ADAS, and autonomous driving have not yet been litigated or legislated to a point whereby their legal implications are well documented. As a potential provider of such products, we may become liable for losses that exceed the current industry and regulatory norms. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of such products if the defect or the alleged defect relates to motor vehicle safety. Depending on the terms under which we supply our products, an auto manufacturer or other ADAS developers to whom we sell our software may hold us responsible for some or all of the entire repair or replacement costs of these products.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation, regulation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our products in development, our ability to compete in the ADAS, semi-autonomous and autonomous vehicle markets will depend, in large part, on our future success in enhancing our existing products and developing new systems that will address the varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis to otherwise gain market acceptance.

Even if we successfully introduce our existing products in development, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

We may not be able to successfully manage our planned growth and expansion.

We expect to continue to make investments in our SaverOne systems in development. We expect that our annual operating expenses will continue to increase as we invest in business development, marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Failure to expand operational and financial systems timely or efficiently may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Our operating results and financial condition may fluctuate.

Even if we are successful in introducing our SaverOne systems to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to several factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of the ADS will likely decline. Fluctuations in our operating results and financial condition may be due to several factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sale cycles;

●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	changes in regulations and standards;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-shekel exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by our company.

Due to all of the foregoing factors, and the other risks discussed herein, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of our future performance.

The markets in which we participate are competitive. Even if we are successful in completing the development of our SaverOne systems, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

Our business is characterized by rapid changes as well as new and disruptive technologies. We believe that the market for solutions designed to address mobile phone-related distractions while driving is a relatively new market with increasing competition for similar solutions. However, we believe that our SaverOne system is superior to the products of our competitors due to the fact that our system can differentiate between the driver’s phone and other passenger’s phones in the vehicle. Moreover, our system does not require the driver to cooperate other than on initial installation of the application on their phone.

Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to maintain a competitive position or to compete successfully against current and future sources of competition.

If our relationships with suppliers for our SaverOne systems were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

Our SaverOne systems depend on certain third-party technology and we purchase component parts that are used in our products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts that we use, we currently choose to use only one or a limited number of suppliers for several of these components. Our reliance on a single or limited number of vendors involves several risks, including:

●	potential shortages of some key components;

●	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

●	discontinuation of a product on which we rely;

●	potential insolvency of these vendors; and

●	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components or compounds.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We plan to assemble and test the systems that we sell at subcontractors’ facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply our products to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, pandemics, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	an outbreak of a contagious disease, such as coronavirus, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	export license constraints or restrictions due to the unique technology of our products, some of which are dual use (defense and industry);

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

We are highly dependent on the services of both Ori Gilboa, our Chief Executive Officer, Yossi Cohen, our Chief Operating Officer and Tony Klein, our Chief Financial Officer. The loss of their services without proper replacement may adversely impact the achievement of our objectives. Messrs. Gilboa, Cohen and Klein may leave our employment at any time subject to contractual notice periods, as applicable. Also, our performance is largely dependent on the talents and efforts of highly skilled individuals, particularly our software engineers and computer vision professionals. Recruiting and retaining qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of Israel in which our employees work, or under the laws of any other jurisdiction in which employees that we hire may work, and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business, or may cause harm to our business that may or may not be reparable.

We are at risk for interruptions, outages and breaches of its: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our potential suppliers and strategic partners; (b) facility security systems, owned by us or our potential suppliers and strategic partners; (c)  the integrated software in our products; or (d) customer data that we process and/or store in our servers or our potential suppliers and strategic partners process on our behalf. Although we have implemented several protection systems and processes to protect our IT infrastructure and data, such incidents could: materially disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of employees, potential customers, potential suppliers and strategic partners, or others; jeopardize the security of our facilities; or affect the performance of the integrated software in our products.

We plan to include in-vehicle services and functionality that utilize cellphone connectivity to enhance on-the-road performance by preventing drivers from using dangerous applications while driving. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We intend to use its in-vehicle services and functionality to log information about each vehicle’s use in order to aid our in vehicle diagnostics and servicing. Our potential customer base may object to the use of this data, which may limit our offering portfolio and harm our business prospects.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or assemble, deploy, deliver and service its products, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which it relies, including those of our potential suppliers and strategic partners, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, its ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in its internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and its reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Our SaverOne system operates as a deterrent to mobile-phone distracted driving, but cannot actually prevent mobile phone distracted driving.

Our SaverOne system operates by detecting mobile phones in the driving area of a car and emitting a loud alarm in the event such phones do not have the SaverOne mobile application installed. Once installed, the SaverOne mobile application blocks potentially distracting phone applications while the car is in use that are set by the user. While these can potentially be effective deterrent methods, the SaverOne system cannot actually prevent the operation of a car by someone who is unbothered by the constant alarm in the event they attempt to drive without the SaverOne mobile application installed on their phone, it cannot prevent drivers with the SaverOne mobile application installed on their phones from allowing potentially districting mobile applications to become unblocked.

Some of our products will be subject to automotive regulations due to the global quality requirements, which could prevent us from marketing our products to vehicle manufacturers.

The automotive regulations are dynamic and changing and effected by the final customer quality requirements as well. Even if we are successful in completing the development of some of our products, our failure to comply with the different types of regulations and requirements could delay the transfer to production schedule and eventually time to market these products.

In order to market our products to vehicle manufacturers we may be required to meet different types of regulations requirements such as International Organization for Standardization (ISO) 26262 Functional Safety Regulations (ASIL), the International Standard for Automotive Quality Management Systems (IAFT) 16949, Automotive Software Process Improvement and Capability Determination (SPICE) or other common quality management standards. In order to meet the quality requirements, we will have to cooperate with vehicle manufacturers, to receive their customers’ quality requirements that meet the requisite regulation of such customers and implement tools, processes and methodologies. Such implementation will require significant resources and funds and is expected to consume significant time and effort. We expect that only our OEM solution, which is a solution designed for the OEM market, may require compliance with the foregoing regulations, whereas our Generation 1.0 and 2.0 solutions, both after-market solutions, are not required to comply with the foregoing regulations.

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Our products may be subject to governmental regulations in a variety of jurisdictions. In order to achieve and maintain market acceptance, our technology and products may have to comply with these regulations as well as a significant number of industry standards. In the United States, our technology and products will have to comply with various regulations defined by the Federal Communications Commission, or FCC, and others. We may also have to comply with similar international regulations. For example, our SaverOne system operates through the transmission of radio signals, and radio emissions are subject to regulation in the United States and in other countries in which we intend to do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the FCC, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions, and chemical substances and use standards.

As these regulations and standards evolve, and if new regulations or standards are implemented, we may be required to modify our technology or products or develop and support new versions of our technology or products, and our compliance with these regulations and standards may become more burdensome. The failure of technology or our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our technology or products, which could harm our business. End-customer uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, channel partners or end-customers may require us, or we may otherwise deem it necessary or advisable, to alter our technology or products to address actual or anticipated changes in the regulatory environment. Our inability to alter our technology or products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

Our products are cost sensitive and subject to customers’ aggressive target costs. Our products are subsystems of modules as part of full semi-autonomous or autonomous systems with low cost product expectations and we may therefore be forced to lower or costs or have lower margins.

The automotive industry is one that continuously strives for cost reduction goals and optimizing the vehicle cost to meet the end customers’ expectations. For example, the target cost of ADAS, semi-autonomous and autonomous systems are being continuously reduced and while our products are cost sensitive to various costs factors, we may fail to meet these reduced market targets costs. We are working to build a robust supply chain network to support our cost reduction efforts and optimize our hardware and software costs, but may not be successful in doing so. If we are unable to reduce our costs in line with industry target cost, our results of operations may be adversely impacted.

Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business.

While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The COVID-19 pandemic and its impacts continue to evolve. We cannot predict the scope and severity of any further disruptions as a result of COVID-19 or their impacts on us, but business disruptions for us or any of the third parties with whom we engage, including the manufacturers, suppliers, customers, regulators and other third parties with whom we conduct business could materially and negatively impact our ability to conduct our business in the manner and on the timelines presently planned. The extent to which the COVID-19 pandemic may continue to impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope and duration of the pandemic, the extent and effectiveness of government restrictions and other actions, including relief measures, implemented to address the impact of the pandemic, and resulting economic impacts. We are unable to determine the extent of the impact of the pandemic on our operations and financial condition going forward. These developments are highly uncertain and unpredictable and may materially adversely affect our financial position and results of operations.

The COVID-19 pandemic impacts, as well as macroeconomic and geopolitical impacts, on global supply chains have impacted and are impacting our ability to procure parts required for our hardware appliances. Extended lead times have been introduced in delivering products for customer orders in a timely fashion.

The COVID-19 pandemic, as well as macroeconomic and geopolitical events, have impacted and have continued to impact global supply chains for many organizations, including us, resulting in shortages of and delays in both raw materials and electronic components such as computer chips. Events in upstream supplies and component shortages are negatively impacting our ability to plan and deliver upon orders received in a timely fashion, and supply chain disruption, component shortages and shipping challenges are increasing our costs. These increased costs may require us to raise prices of our products in turn; such price increases may result in our products being less price-competitive in the market.

Global supply chain disruptions, inflation, high energy prices and supply-demand imbalances are expected to continue in 2023. In addition, the military invasion of Ukraine by Russia and the sanctions against Russia resulting from such conflict may increase the likelihood of supply chain interruptions and may impair our ability to compete in current or future markets, or otherwise subject us to potential material liability. While we do not believe that our business segments, products, lines of service, projects or operations have been materially impacted by the global supply chain disruptions, we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine.

Our SaverOne solution may prevent drivers from contacting emergency services when the car is in motion.

Our SaverOne solution operates to block non-permitted applications on phones within the driving area while the vehicle is in motion. In an emergency situation where the car is not stopped, the driver may be unable to contact emergency services, if phone calls and texting are deemed as non-permitted applications on the driver’s SaverOne mobile phone application.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective intellectual property rights for our products, we may not be able to compete effectively in our markets.

Historically, we have relied on trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Since June 2015, we have also sought patent protection for certain of our products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in Israel, the United States and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of four issued U.S. patents and six pending U.S. applications, one granted European patent validated in United Kingdom, Germany, France, Italy, Spain, and Sweden, two granted Chinese patents, four pending applications with the Israeli Patent Office, one international patent application, and one pending applications in Europe. In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. The proceedings in the patent opposition have been resumed. We have received the grounds of opposition by the opponent, and we are requested to provide our counter arguments by an extendable deadline of March 31, 2023. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our SaverOne systems. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and in most of the other countries are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, the Leahy-Smith America the United States has moved to a first to file system. Changes to the way patent applications will be prosecuted could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

Our use of open source software could negatively affect our ability to sell our platform and subject us to possible litigation.

We have included software in our platform covered by open source licenses. We do not own all of the open source technology in our platform and the ownership of the open source technology in our platform may not be easily determinable by us. Rather, we rely on third party open source contributors to ensure that the open source contributions to our platform are properly owned by the committers and contributors who contribute the open source technology and that such contributions do not infringe on other parties’ intellectual property rights. Moreover, the terms of certain of the open source licenses have not been interpreted by United States or other courts, and there is a risk that such licenses could be construed in a manner that is incompatible with our current business model, imposing unanticipated conditions or restrictions on our ability to market our solutions. We or our customers may in the future receive, notices that claim we have misappropriated, misused or infringed other parties’ intellectual property rights, and, to the extent products based on the open source software gain greater market visibility, we and our customers face a higher risk of being the subject of intellectual property infringement claims. In addition, we or our customers could be subject to lawsuits by parties claiming ownership of (or that different license terms apply to) what we believe to be open source software, or seeking to enforce the terms of an open source license. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be impacted by an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies and services, each of which could reduce or eliminate the value of our technologies and cause us to have to significantly alter our current business model. These claims could also result in litigation (including litigation against our customers or partners, which could result in us being obligated to indemnify our customers or partners against such litigation), require us to purchase a costly license or require us to devote additional research and development resources to change our solutions, any of which could have a negative effect on our business and operating results. In addition, if the license terms for the open source code change, we may be forced to re-engineer our solutions or incur additional costs to find alternative tools.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties, support, indemnity or assurance of title or controls on origin of the software. Further, some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as is” basis. Many of these risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our platform and our business. In addition, we may be required to absorb these risks in our customer relationships by agreeing to provide warranties, support and indemnification with respect to such third party open source software. While we have established processes intended to alleviate these risks, we cannot assure that these measures will eliminate or significantly reduce these risks.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our product is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ADSs or ordinary shares.

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. We have received the grounds of opposition by the opponent, and we are requested to provide our counter arguments by an extendable deadline of March 31, 2023. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to the Ownership of Our ADSs or Our Ordinary Shares

Sales of a substantial number of ADSs representing our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of ADSs representing our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs and our ordinary shares.

Our principal shareholders, officers and directors beneficially own over 28% of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of December 31, 2022, our principal shareholders, officers and directors beneficially own approximately 28% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Holders of ADSs are not ordinary shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as holders of ordinary shares and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under Israeli law, the minimum notice period required to convene a shareholders meeting is generally no less than 35 calendar days, but in some instances, 21 or 14 calendar days. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting unless they first redeem their ADSs and become holders of the underlying ordinary shares held in the Israeli market in order to allow them to submit to us a request to call a meeting with respect to any specific matter, in accordance with the applicable provisions of the Israeli Companies Law 5759-1999, or the Companies Law, and our amended and restated articles of association.

The JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ADSs or our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2027); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by warrants, held by non-affiliates is at least $700 million as of the prior June 30; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

We cannot predict if investors will find our ADSs or our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ADSs or our ordinary shares less attractive as a result, there may be a less active trading market for our ADSs or our ordinary shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq. Even though our securities are listed on the Nasdaq, we cannot assure you that our securities will continue to be listed on the Nasdaq.

In order to maintain our listing on the Nasdaq, we are required to comply with certain rules of the Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ADSs are a “penny stock,” which will require brokers trading in our ADS to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We may have been a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2022 and may be a PFIC in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or our ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for our 2022 taxable year and that we may be a PFIC for 2023 and in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or our ordinary shares. Accordingly, there can be no assurance that we were not a PFIC in 2022 and will not be a PFIC in subsequent years. If we were a PFIC in 2022, or are a PFIC in any subsequent taxable year during which a U.S. taxpayer holds our ADSs or our ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or our ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our ADSs or ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or our ordinary shares during a period when we were a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and you make a “deemed sale” election with respect our ordinary shares. If we are a PFIC in any year, U.S. taxpayers may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. We do not intend to notify U.S. taxpayers that hold our ADSs or our ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we are a PFIC. U.S. taxpayers that hold our ADSs or our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or our ordinary shares in the event that we are a PFIC. See “Item 10.E. Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any holder of our ordinary shares or ADSs in determining whether such holder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States holders of our ordinary shares or ADSs information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States holder of our ordinary shares or ADSs should consult its tax advisors regarding the potential application of these rules to its investment in the shares or ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or our ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and our ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or our ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

We are exposed to fluctuations in currency exchange rates.

A major portion of our business is conducted, and a material portion of our operating expenses is incurred, outside the United States, mainly in NIS. Therefore, we are exposed to currency exchange fluctuations in other currencies, particularly in NIS and the risks related thereto. Our primary expenses paid in NIS are employee salaries, fees for consultants and subcontractors and lease payments on our Israeli facilities. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Thus, we are exposed to the risks that: (a) the NIS may appreciate relative to the dollar; (b) the NIS devalue relative to the dollar; (c) the inflation rate in Israel may exceed the rate of devaluation of the NIS; or (d) the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs” for additional information.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors.

We were incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices and research and development facilities are located in Israel. In addition, all of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas (an Islamist militia and political group that controls the Gaza strip) and the Hezbollah (an Islamist militia and political group based in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could negatively affect business conditions in Israel in general and our business in particular, and adversely affect our product development, operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay shipments of our components or products.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our ordinary shares, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. Uncertainty surrounding future elections and the outcome of the judicial reform in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares (and therefore indirectly, our ADSs) are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Certain of our research and development activities and programs were supported by Israeli Governmental grants, some of which were sold or are in the process of selling. The terms of such grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts relating to our product have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 1.7 million (approximately $0.5 million) received from the Israel Innovation Authority, or the IIA, as of December 31, 2022. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of IIA-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

General Risk Factors

Raising additional capital would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs and ordinary shares.

Sales of a substantial number of our ADSs or our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ADSs or our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ADSs or our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs or our ordinary shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our ADSs or ordinary shares price and trading volume could decline.

The trading market for our ADSs or our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ADSs or ordinary shares, or provide more favorable relative recommendations about our competitors, our ADSs or ordinary shares price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ADSs or ordinary shares price or trading volume to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares will be listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the Securities and Exchange Commission, or SEC, and the rules and regulations of the Nasdaq and provisions of the Companies Law that apply to public companies such as us. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our annual report on Form 20-F for the fiscal year ended December 31, 2023. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, the market price of our shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our ordinary shares and could adversely affect our ability to access the capital markets.

We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

We have identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2022 and 2021. The material weakness related to lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

We expect to take a number of measures to address the material weaknesses that have been identified including expanding our existing accounting and financial reporting personnel, establishing effective monitoring and oversight controls and engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls. See “Item 5.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Further, there can be no assurance that we will not suffer from other material weaknesses or significant deficiencies in the future. If we fail to remediate these material weaknesses or fail to otherwise maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our common stock. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone RF Signals. Using this core technology, we are developing two product lines. The first is an In Cabin Driver Distraction Prevention Solution, or DDPS, which comprises an aftermarket product for vehicles (i.e. vehicles already supplied to customers) that is in a commercial phase and an OEM product targeting vehicle manufacturers which is in development. The second is an ADAS product that detects vulnerable road users, or VRUs, that provides warning to the vehicle regarding potential collision.

We were incorporated in Israel on November 16, 2014 under the name Saverone 2014 Ltd. Our principal executive offices are located at Em Hamoshavot Rd. 94, Petah Tikvah, 4970602 Israel. Our telephone number in Israel is +972-39094177. Our website address is https://saver.one/. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 1971.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (https://saver.one/), LinkedIn (https://www.linkedin.com/company/saver1) and Facebook (https://www.facebook.com/Saver.One.Official/) as channels of distribution of Company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement (i.e., December 31, 2027), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act that are applicable to other public companies that are not foreign private issuers. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual report with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our senior management, directors, and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

B. Business Overview

Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone RF Signals. Using this core technology, we are developing two product lines. The first is an In Cabin DDPS which comprises an aftermarket product for vehicles (i.e. vehicles already supplied to customers) that is in a commercial phase and an OEM product targeting vehicle manufacturers which is in development. The second is an ADAS product that detects VRUs that provides warning to the vehicle regarding potential collision.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the NHTSA’s guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of March 31, 2023, about 3,200 systems have been ordered (which includes about 800 systems ordered as part of our ongoing Generation 1.0 pilot program and over 2,400 systems purchased in commercial orders by our Generation 1.0 customers) and over 1,700 of these systems have been installed.

 The second-generation DDPS product, which was released in the fourth quarter of 2022, replaced Generation 1.0 which we are phasing out in the first quarter of 2023. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We are targeting the global aftermarket automobile market starting with the U.S. and Europe.

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it during 2024. Since the development of our OEM solution is still in an early stage, it is too early to estimate the cost of development.

We are also developing a solution for detection of VRUs based on our second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors (i.e. camera, lidar and radar) through its superior abilities to deal with NLoS hazards, adverse weather conditions and low-visibility. SaverOne’s solution is designed to detect VRUs ahead of the vehicle, providing the driver enough time to avoid and prevent collisions. It does this by detecting the exact location and direction of movement of the VRU via their RF footprint from their cellphone signals, under all visibility conditions. Since the development of our VRU solution targets the vehicle manufacturers (a.k.a. the OEM market) and is still in an early stage, it is too early to estimate the cost of development.

In the past several years, we believe that public awareness and demand for driver safety technologies has grown substantially. While there are currently many driver assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The National Safety Council, or NSC, reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the Federal Motor Carrier Safety Administration, or FMCSA, reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

Distracted driving due to mobile phone usage is not just a problem in the United States. A number of surveys conducted across Europe and Oceania have revealed troubling statistics about its prevalence across nations. In the Czech Republic, 36% of drivers admitted to using their phone almost every time they get behind the wheel. In both Spain and Ireland, 25% of drivers admitted to using their phone while driving. In Germany, at any given moment an average of 7% of all drivers are distracted while driving.  This problem of distracted driving extends to Australia as well, where one-quarter of drivers admitted to using their phone while driving.

Currently there are estimated to be 277 million cars and trucks on the road in the United States and 339 million cars and trucks on the road in Europe and 32 million new cars and trucks are added each year.

The ramifications of mobile phone distracted driving exceed the bounds of just physical damage, as they can be exceedingly costly for drivers as well. For example, expressed on a per death basis, the cost of all motor-vehicle crashes (fatal, nonfatal injury, and property damage) was $11,880,000 according to the NSC. In addition, the total societal and economic costs of distracted driving crashes in the United States was estimated at $871 billion according to the NHTSA. Specifically with regard to commercial vehicle crashes, the average total costs of commercial motor vehicle crashes for the years of 2012-2015 was over $11 billion per year according to the FMCSA. Accordingly, we believe that there is a tremendous financial incentive for a solution to this grave problem.

In response to the need for a solution to distracted driving resulting from the use of mobile phones, the NHTSA has published a comprehensive study suggesting that a complete solution must contain the following features: (i) the ability to distinguish between the driver’s area of the vehicle and the rest of the vehicle, (ii) does not depend on the cooperation of the driver, and (iii) selective blocking of cell phone applications. Our SaverOne system has been designed with these features in mind and it is for this reason that we believe that it is significantly better than the existing product solutions sold in the market.

The NHTSA’s driving guidelines do not constitute U.S. law and compliance does not result in compliance with U.S. driving safety regulations. In order to market our products to vehicle manufacturers we may be required to meet different types of regulations requirements such as International Organization for Standardization (ISO) 26262 Functional Safety Regulations (ASIL), the International Standard for Automotive Quality Management Systems (IAFT) 16949, Automotive Software Process Improvement and Capability Determination (SPICE) or other common quality management standards. In order to meet the quality requirements, we will have to cooperate with vehicle manufacturers, to receive their customers’ quality requirements that meet the requisite regulation of such customers and implement tools, processes and methodologies. Such implementation will require significant resources and funds and is expected to consume significant time and effort. We expect that only our OEM solution, which is a solution designed for the OEM market may require compliance with the foregoing regulations, whereas our Generation 1.0 and 2.0 solutions, both after-market solutions, are not required to comply with the foregoing regulations.

The SaverOne system currently has achieved safety and radiation certifications from Hermon Laboratories, an internationally approved testing and certification lab. SaverOne’s solution is certified for operating in Israel, the United States, Europe and Japan. These certifications assure that SaverOne product complies with the regulations/legislations in these countries/regions.

Market Opportunity

DDPS System

Motor vehicles are omnipresent throughout the world. As of 2015, there were over 263 million motor vehicles in the United States according to the U.S. Federal Highway Administration. In Europe, there are over 340 million motor vehicles in use according to the European Automobile Manufacturers’ Association, or ACEA. In New Zealand and Australia, there are a combined near 25 million vehicles on the road according to statistics from their governments’ departments of transportation. To add to this large number, according to the ACEA, there are over 80 million new motor vehicles registered each year. The prevalence of motor vehicles globally presents the risk of countless drivers who drive while being distracted.

Traffic accidents and their resulting injuries remain a major unresolved problem worldwide, where driving distractions are a major contributing factor to. As a result, many states in the United States have enacted laws to help prevent distracted driving. These include banning texting while driving, implementing hands-free laws (laws prohibiting the use of cellphone while driving), and limiting the number of young passengers who can ride with teen drivers, due to the fact that teen drivers with two or more young passengers in the car can more than triple the risk of a fatal crash. As to date, all but two states (Montana and Missouri) have banned texting while driving, according to the Insurance Institute for Highway Safety. In addition to state laws, Federal laws have also been implemented in the United States prohibiting texting while driving for federal employees.

The NHTSA has issued voluntary guidelines to promote safety by discouraging the introduction of both original, in-vehicle and portable/aftermarket electronic devices in vehicles. Similarly, in 2019, the European Union (EU) published an amendment to the EU’s “General Safety” Regulations, according to which it is expected that as of mid-2022, the European Union will require every new vehicle, truck or bus on the road to meet the European Standards that require the installation of internal sensors in the vehicle that will warn or prevent the driver from certain distractions (a phone call, for example). By 2024, only vehicles meeting the mandatory automotive safety technology requirement will be allowed to register for the first time. We believe that these types of initiatives by the NHTSA and other agencies will advance further awareness for the need of products like the SaverOne system.

According to a study by the Governors Highway Safety Association in the United States, driver distractions resulting from the use of smartphones contribute to about a quarter of all car accidents. The findings of the study indicate that more than 1,600,000 car accidents that occur annually in the United States are caused by sending text messages while driving or other dangerous use of cell phones. Such accidents take a heavy toll, resulting in the death of about 4,600 people and injuring an additional 391,000 people each year. The phenomenon known as texting while driving is the number one cause of death for young people in car accidents caused by mobile phone use.

The National Safety Council reported that cell phone use while driving leads to 1.6 million crashes each year in the United States. The NHTSA reported that there was over 6.75 million police-reported motor vehicle traffic crashes in the United States in 2019, meaning that cell phone usage while driving can account for around 24% of all motor vehicle crashes in the united states. In addition, the study found that the risk of accidents by frequently distracted drivers, is six times higher than that of a driver who is not distracted at all.

The total societal and economic costs of distracted driving crashes in the United States was estimated at $871 billion.

VRU System

Improving the safety of pedestrians, bicyclists, and other VRUs is of critical importance to achieving the objectives of DOT’s National Roadway Safety Strategy (NRSS), and DOT’s vision of zero fatalities and serious injuries across our transportation system. According to data from the NHTSA, in 2020 there were 10,626 traffic fatalities in the United States at roadway intersections, including 1,674 pedestrian and 355 bicyclist fatalities. These fatalities at intersections represent 27% of the total of 38,824 road traffic deaths recorded in 2020.

According to global market research firm Lucintel, emerging trends, which have a direct impact on the dynamics of the industry, include increasing usage of sensors in ADAS application, development of advanced magnetic position sensors in electric power steering application, advancement of silicon-based sensors and development of wireless sensing for automotive application.

The automotive sensors market was valued at USD 27.51 billion in 2021 and is expected to register a value of USD 59.12 billion in 2027 and is expected to record a CAGR of 13.60% during 2022-2027.

Automotive sensors are an integral part of a vehicle, which are designed to detect, transmit, analyze, record, and display vehicle performance information of the internal and external environment of the vehicle. With the increasing popularity of vehicle automation and the growing demand for connected cars across the world, the demand for automotive sensors is expected to grow significantly during 2022-2027. The increasing demand for safety and security in automobiles is the main factor driving the market’s growth, as according to Mordor Intelligence.

Strategy

Our objective is to develop and commercialize technologies and applications designed to save lives by preventing car accidents, by detecting, analyzing and locating cellular phone RF Signals. We are targeting two business segments. The first is the DDPS which targets two product lines: an aftermarket product that is in a commercial phase, and an OEM product which is in development. The second business segment is the ADAS segment for which we offer a sensor that is dealing with the detection of VRUs by providing a warning to the vehicle regarding potential collision. We plan to market our products worldwide, targeting vehicle manufacturers and Tier-1 companies (that integrate solutions and products into the vehicle manufacturing process) with our OEM integrated solutions, and the commercial fleets (trucks and other vehicles) and public transportation companies with our aftermarket solutions.

In order to expand the commercialization of our technologies and solutions, we intend to:

●	Increase the marketing and sales efforts of our SaverOne Generation 2.0 solution, which is aftermarket solution that is deployed for private vehicles, commercial trucks and buses.

●	Complete the development of our OEM solution. The aim of our OEM solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience.

●	Advance our commercialization efforts and infrastructure. We are advancing our commercialization efforts and infrastructure, including increasing our sales presence globally. As we have completed the development of our Generation 2.0 and advance our OEM solution, we intend to enlarge the production process, and to turn to potential customers, directly and/or through third-party distributors.

●	Complete the development of our ADAS VRU solution. The aim of our VRU solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience, assisting with preventing collisions between vehicles and pedestrians or other road users.

●	Form alliances with industry leaders (i.e. vehicle integrators, components manufacturers) and OEMs. We plan to expand our collaboration with OEMs and Tier-1 companies in order to integrate the SaverOne solution directly into the vehicle manufacturing process for seamless integration in the driving experience.

●	Monitor and assist governmental regulatory initiatives for enforcing implementation of driver distraction prevention systems in the vehicle. We intend to approach regulators around the globe such as the United Nations Economic Commission for Europe (UN-ECE) and the NHTSA in the US, in order to present the SaverOne solution, which we believe will help advance broad adoption of regulations that will require vehicles to implement our solution.

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our previous efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. As of March 31, 2023, we have conducted, or are in the process of conducting, more than 40 pilot programs for the evaluations of our solution. These pilots and collaborations allow the customers to test and evaluate the performance of our technology. After testing and evaluating our solution, 26 of our pilot program participants have placed, or are in process of placing, commercial orders for their vehicle fleet, while most of the remaining participants are still in the process of piloting our solution.

As of March 31, 2023, we have installed about 800 systems in large fleets in Israel as part of pilot programs and more than 900 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for over 1,500 systems, in addition to these installations.

We intend to build a global commercial infrastructure to support the commercialization of our products. During the fourth quarter of 2022, we released our Generation 2.0 solution for sale. We are targeting the global aftermarket automobile market starting with the U.S. and Europe. We intend to distribute our solution through local distributors in each country or region who are familiar in the logistics, automotive installation and support activities, as well as having links to our potential customers.

In March 2023, we joined the European Union’s (EU) Regulatory Committee on Driver Distraction, as an observing member. This committee is responsible for setting EU regulations for OEMs for in-vehicle technologies that help detect driver distractions and improve road safety. As an observing member, we have the opportunity to contribute our strong expertise and insights to help shape the future of in-vehicle technology, to reduce driver distractions and better protect vulnerable road users and will participate in discussions, provide feedback, and help craft regulations that promote safer driving habits and promote technologies to reduce accidents on the road. The EU Regulatory Committee on Driver Distraction aims to promote regulations that oblige OEMs that launch new vehicle models in the EU starting from July 2024 to integrate solutions into the vehicle systems that will tackle driver distraction. From July 2026, the integration of driver distraction systems will become a requirement for all new vehicles sold in the EU.

For more information, please see “Pilot Programs” below.

Our Product

DDPS System

In developing the SaverOne DDPS system, we sought out to accomplish the criteria set forth by the NHTSA in its August 2019 report. Accordingly, the SaverOne system:

1.	Disables the use of distracting and potentially life-threatening applications for the driver;

2.	Does not require the driver’s cooperation; and

3.	Distinguishes between a device in the driver’s area and devices in other areas of the vehicle, so that only a device in the driver’s area is affected.

Our solution utilizes sensors that we place in the vehicle in a concealed manner to detect the positioning of any mobile device in the vehicle. Our Phone Location Unit (a unit that is concealed under the vehicle’s dashboard) runs statistical algorithms that can evaluate the location of a mobile devices in the vehicle, based on various algorithms (e.g. relative strength of the signals received from the mobile device).

Any driver that enters a vehicle equipped with SaverOne system has to install our SaverOne mobile application in their phone in order to operate the vehicle without triggering one of the main safety features of the system: its alarm function. The alarm function works by identifying mobile phones in the driving area of a car without the SaverOne mobile application properly installed, and then activating a loud, irritating constant alarm emitting from the car. The alarm only ceases if the device is removed from the driver’s area or upon re-installing the SaverOne application in the mobile device.

When installing the SaverOne mobile application, the system defaults to blocking every application on your phone, or the non-permitted applications, except for a “white list” of applications on the phone that the SaverOne system will not block. The default “white list” consists of phone calls, navigation apps, and music apps. The fleet manager in each organization (or the insurer in the case of private users) can modify the “white list” for his organization according to the organization safety policy. The remaining, non-permitted apps will be blocked.

If a mobile device is found in the driver’s area with the SaverOne mobile application installed, then as long as the vehicle is in motion, a “safe mode” is activated for this device and prevents the driver from opening non-permitted applications on his/her mobile phone. Other passengers in the vehicle will not be affected by the SaverOne System and can use their mobile phones freely.

Moreover, the driver will not receive incoming messages. Also, as a courtesy to the sender of the message, our system automates an automatic text response to the sender, notifying them that the driver is currently driving and cannot read or respond to their message.

If the driver tries to remove the SaverOne application from his/her mobile device, the SaverOne system promptly identifies the device as a device in the driver’s area and would activate the system’s alarm. The alarm only ceases if the device is removed from the driver’s area or upon re-installing the SaverOne application in the mobile device.

Our SaverOne solution does not perform any kind of signal jamming that interferes with authorized radio communications, and therefore is compliant with the Federal Communications Commission’s anti-jamming law. Furthermore, since the solution only blocks non-permitted applications on the driver’s phone while actually driving, in an emergency situation, if the car is stopped, the driver will be fully free to use his mobile device to call for help if needed.

At the heart of our technology are our proprietary algorithms which (from the moment the vehicle starts to move) begins to identify and evaluate the location of all mobile devices in the vehicle and precisely determine whether a mobile device is inside of the driver’s area. The algorithms’ analyze various parameters and indicate if a mobile device is in the driver’s area. In such a case, the driver’s mobile device is automatically switched to “safe-mode”, leading to a safer trip for the driver and passengers. This operation starts from the initial movement of the vehicle.

Our SaverOne technology employs passive sensors that receive the signals from the cellphones and do not emit any energy during operation.  As a result, our system does not cause any interference with other systems in the vehicle, thus complying with the regulatory safety and emission standards.

Our SaverOne system is also customizable, allowing for fleet managers to implement predefined policies for which mobile application will or will not be restricted for use by the vehicle’s driver. In addition, the fleet manager can receive reports from the server and different analysis about drivers’ behavior and the systems installed in the fleets.

For private vehicles, the permitted applications could be controlled by a third party, such as a parent, guardian or an insurance company that could offer incentives for compliance with the product.

VRU System

We are also developing a solution for detection of VRUs based on our second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors (i.e. camera, lidar and radar) through its superior abilities to deal with NLoS hazards, adverse weather conditions and low-visibility. SaverOne’s solution is designed to detect VRUs ahead of the vehicle, providing the driver enough time to avoid and prevent collisions. It does this by detecting the exact location and direction of movement of the VRU via their RF footprint from their cellphone signals, under all visibility conditions. Since the development of our VRU solution targets the vehicle manufacturers (a.k.a. the OEM market) and is still in an early stage, it is too early to estimate the cost of development.

Competition

Our business is characterized by rapid changes as well as new and disruptive technologies. We believe that the market for solutions designed to address mobile phone-related distractions while driving is a relatively new market with increasing competition for similar solutions. However, we believe that our SaverOne system is superior to the products of our competitors due to the fact that our system can differentiate between the driver’s phone and other passenger’s phones in the vehicle. Moreover, our system does not require the driver to cooperate other than on initial installation of the application on their phone.

We believe that the following companies are offering competing products to the DDPS SaverOne solution:

●	Cellcontrol, Inc. d/b/a TRUCE Software develops a driver distraction system designed for workplaces. The product can be removed by the driver and requires them to activate and maintain the system at all times while driving. Moreover, the Cellcontrol solution hovers over the entire area of the driver’s side of the vehicle and does not distinguish between the actual driver of the vehicle and the passenger in the vehicle that is seated behind the driver.

●	Katasi, Inc. has a product known as the Groove, which blocks messages sent by the vehicles’ driver but is only activated while the vehicle is in motion, not when it is stopped (at a red light for example). It can also be neutralized at any time by the vehicle’s driver. Moreover, this solution does not distinguish between the driver’s mobile phone and other mobile phones in the vehicle such that it neutralizes all of the mobile phones in the vehicle.

●	Cipia Vision Ltd. has developed a solution known as the Driver Sense, which focuses on driver distraction, but can only alert a driver if he is distracted and cannot prevent mobile device use.

●	Lytx provides video analysis of the driver’s actions but cannot prevent the driver’s actions nor distinguish between using permitted apps or non-permitted apps.

In addition, Android Auto by Google and CarPlay by Apple both mirror some of the cellphone’s applications onto the vehicle’s main display but do not prevent or alert on the use of the cellphone.

We believe that the following companies are offering competing products to the proposed VRU SaverOne solution:

●	Innoviz provides a solid-state lidar sensor that detects VRUs and provides alerts to the vehicle. The performance of this solution is affected by adverse weather conditions and situations where there is NLoS between the vehicle and the VRU. In addition, its ability to detect distracted pedestrians ahead of the vehicle (vs. a non-distracted pedestrian that is focused on the road) is poor.

●	Arbe provides a radar sensor that detects VRUs and provides alerts to the vehicle. The performance of this solution is affected by adverse weather conditions and situations where there is NLoS between the vehicle and the VRU. In addition, its ability to detect distracted pedestrians ahead of the vehicle (vs. a non-distracted pedestrian that is focused on the road) is poor.

●	Brightwayvision provides a camera that detects VRUs and provides alerts to the vehicle. The performance of this solution is affected by adverse weather conditions and situations where there is NLoS between the vehicle and the VRU. In addition, its ability to detect distracted pedestrians ahead of the vehicle (vs. a non-distracted pedestrian that is focused on the road) is poor. In addition, poor lightning conditions (e.g., during nighttime) also affect its performance and ability to accurately detect the VRUs.

Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to maintain a competitive position or to compete successfully against current and future sources of competition.

Sales and Marketing

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our pre-commercialization efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. As of March 31, 2023, we have conducted, or are in the process of conducting, more than 40 pilot programs for the evaluations of our solution. These pilots and collaborations allow the customers to test and evaluate the performance of our technology. After testing and evaluating our solution, 26 of our pilot program participants have placed, or are in process of placing, commercial orders for their vehicle fleet, while most of the remaining participants are still in the process of piloting our solution.

As of March 31, 2023, we have installed about 800 systems in large fleets in Israel as part of pilot programs and more than 900 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for over 1,500 systems, in addition to these installations.

We intend to build a global commercial infrastructure to support the commercialization of our products. During the fourth quarter of 2022, we released our Generation 2.0 solution for sale. We are targeting the global aftermarket automobile market starting with the U.S. and Europe. We intend to distribute our solution through local distributors in each country or region who are familiar in the logistics, automotive installation and support activities, as well as having links to our potential customers.

For more information, please see “Pilot Programs” below.

Our current business model is:

●	For our DDPS system:

1.	For the aftermarket product line: a one-time fee for the hardware device and installation plus a monthly subscription fee for the safety service, Value-added services (such as an in-depth analysis of driver safety based on driver activity) will have additional subscription fee.

2.	For the OEM product line: a one-time fee for the hardware device plus a monthly subscription fee for the safety service, Value-added services (such as an in-depth analysis of driver safety based on driver activity) will have additional subscription fee.

●	For our VRU solution (in the ADAS segment): a monthly subscription fee and a monthly subscription for value-added-services;

In addition, we are exploring a revenue sharing collaboration with one of our partners, Eye-Net Mobile Ltd., or Eye-Net. As part of our collaboration with Eye-Net, we plan to present the Eye-Net Protect Solution (as more fully described below) to certain companies with which we have business relations, in exchange for a 10% share in the revenues from these transactions.

We have achieved a number of significant milestones to date, which include:

Pilot Programs

We have installed about 800 systems in large fleets in Israel as part of our pilot programs. The pilot customers are offered a reduced price on their SaverOne system installations (usually 25% - 40% of our listed price) and enjoy full operational support from our technical team at no additional cost.

Commercial Agreements

To date, we have installed about 800 systems in large fleets in Israel as part of pilot programs and more than 900 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for over 1,500 systems, in addition to these installations. The commercial orders are priced based on negotiations with individual customers, and then a small discount is added (this discount differs from the 25-40% discount we offer for our pilot program installations). We have entered into agreements and received commercial orders from the following customers:

Collaboration Agreements

In March 2020, we signed an agreement with Gil Car Systems (98) Ltd., or Gil Car Systems, the largest installer of after-market vehicle products in Israel, for receipt of storage, inventory management and installation services from Gil Car Systems for SaverOne systems for private vehicles.

In November 2020 and February 2021, we entered into an agreement with Eldan Transportation Ltd. and Hertz Israel (Rent a Car) Ltd., or the Leasing Companies. Under these agreements, the Leasing Companies will market the SaverOne System to their customers and SaverOne will install the systems. SaverOne will also grant a three-year warranty to Eldan for the system.

In January 2021, SaverOne signed a collaboration agreement with Kavim, the third largest public transportation company in Israel whereby the SaverOne systems will be installed in approximately 20 buses of the Kavim’s bus fleet of 1,500 busses. Kavim maintains the option to purchase SaverOne Systems for its entire fleet for a reduced price over the existing marketed price.

In March 2021, SaverOne signed a collaboration agreement with Meir Leasing Ltd., whereby SaverOne will sell, install and provide services and warranty for SaverOne systems in trucks that Meir leases to its customers. Meir Leasing is part of the Meir Group, one of the leading leasing companies in Israel for trucks in Israel.

In March 2021, we signed a cooperation agreement with Eye-Net Mobile Ltd., or Eye-Net, whereby Eye-Net will integrate its Eye-Net™ Protect solution, or Eye-Net Protect, directly into SaverOne’s solution in order to promote an integrated accident prevention solution. Eye-Net Protect is an intuitive mobile application that provides real-time pre-collision alerts to drivers.

During 2021, the Italian truck manufacturer Iveco S.p.A, or IVECO, one of the largest truck manufacturers in Europe, requested the company to examine the integration of our SaverOne solution into its trucks. Accordingly, we entered into an agreement with IVECO with towards integrating our technology as an integral part of the safety system in IVECO vehicles worldwide. During the fourth quarter of 2021, we successfully completed a demonstration of our solution at IVECO’s headquarters in Italy and during the fourth quarter of 2022, we entered into a memorandum of understanding with IVECO for integrating its solution within IVECO trucks. We expect to integrate SaverOne technology in IVECO’s trucks during 2023 with full scale up in IVECO’s new and existing vehicles expected to take place in 2024. In addition, we have agreed with IVECO to examine the implementation of the SaverOne system on IVECO’s buses in the future.

In February 2022, we signed a collaboration agreement with the Ramot Insurance Group, or Ramot. As part of the collaboration, Ramot will create a unique insurance package for its customers who will install SaverOne systems in Ramot’s commercial vehicles. The collaboration has allocated 2,100 SaverOne systems to Ramot and its customers. The collaboration will be spread over 3 years.

In March 2022, we signed a distribution agreement with ezDevSoft Technologies and Solutions of Abu Dhabi, or ezDevSoft, pursuant to which ezDevSoft will market, sell and support our systems for a variety of organizations with private vehicles, trucks and buses in the United Arab Emirates, or UAE. ezDevSoft is a technology and solutions company located in the UAE and offers consulting, engineering and software and IT development services to a variety of companies and entities in the UAE. In addition, its controlling owner has a car rental company with a number of branches in the UAE and an installation team in Abu Dhabi, which will carry out the actual installation of SaverOne systems, alongside marketing and sales activities.

Also in March 2022, we signed a distribution agreement with Fuso New Zealand, or Fuso, pursuant to which we granted Fuso the right to be a non-exclusive distributor for our SaverOne solution in New Zealand and Australia. Fuso will advertise, promote, and install our SaverOne solution to users in New Zealand and Australia, for a period of at least 2 years, which will renew automatically for successive 1 year terms unless otherwise terminated by the parties.

In January 2023, we entered into a collaboration with Colmobil, one of the largest car and truck importers in Israel and official importer for Mercedes-Benz, Mitsubshi & Hyundai vehicles into Israel, for the sale and installation of the SaverOne System into vehicles that it leases to its customers.

In March 2023, we and EzFill Holdings, Inc., or EzFill, a pioneer and emerging leader in the mobile fuel industry with its headquarters in Florida, United States, launched a pilot trial in the United States equipping a number of EzFill’s mobile fueling trucks with the SaverOne technology. The pilot program with EzFill represented our first pilot program in the United States.

Completion of our Initial Public Offering in the United States

On June 7, 2022, we closed our initial public offering in the United States of 2,941,918 units, each consisting of one ADS and one warrant to purchase one ADS, and 208,282 pre-funded units, each consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS, at a price to the public of $4.13 per unit ($4.129 per pre-funded unit), for gross proceeds of approximately $13 million, before deducting underwriting discounts and offering expenses.

Our ADSs and warrants began trading on the Nasdaq Capital Market under the symbols “SVRE” and “SVREW”, respectively. on June 3, 2022.

December 2022 Private Placement

In December 2022, we entered into a definitive securities purchase agreement, or the December 2022 Purchase Agreement, with Mr. Alejandro Weinstein for the issuance in a private placement of 809,061 ADSs at a price of $1.854 per ADS, or the December 2022 Private Placement. The sale of the ADSs pursuant to the December Private Placement Agreement resulted in gross proceeds to the Company of approximately $1.5 million. The closing of the December 2022 Private Placement occurred the week of December 12, 2022.

In connection with the December 2022 Private Placement and pursuant to the December 2022 Purchase Agreement, we also granted registration rights to the investor. Pursuant to the registration rights provision in the December 2022 Purchase Agreement, we agreed to file a registration statement, or the Resale Registration Statement, with the SEC as soon as reasonably practicable to register the resale of the ADSs, and to cause the Resale Registration Statement to be declared effective within 45 days of the closing date of the December 2022 Private Placement, or the Resale Effectiveness Date. On January 17, 2023, we filed the Resale Registration Statement, which was declared effective by the SEC on January 25, 2023.

The December 2022 Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the December 2022 Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the December 2022 Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties.

Manufacturing

We are performing our production in Flextronics Ltd., or Flex, the fourth largest electronic manufacturing services contractor in the world. Flex’s Israeli branch currently manufactures the SaverOne system under purchase orders from time to time according to an agreed upon pricing arrangement and other terms for our Generation 1.0 and 2.0. SaverOne solutions. As we plan to increase the volume of purchase orders to support the business growth beyond the pilot phase program of SaverOne Generation 1.0, we plan to enter into such an agreement. In addition, we plan to use Flex Ltd.’s global presence to support its product assimilation in the global markets outside of Israel.

Intellectual Property

We seek patent and trademark protection as well as other effective intellectual property, or IP, rights such as design patents and copyright for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. Out IP portfolio cover various technological aspects of the solution to protect the solution technical and functional innovations.

We have a growing portfolio consisting of four distinct patent families spanning between them 11 patent applications pending in: the United States, the European Patent Office, Israel, China, and the World Intellectual Property Office (WIPO). In Addition, we have five patents already registered in the United States and in China.

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. These are: Israeli patent application No. 249154 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING”; and Israeli patent application No. 276389 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING” which is a divisional patent application of the above application, and Israeli patent application No. 280305 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING” which is a divisional patent application of the above application. We have received the grounds of opposition by the opponent, and we are requested to provide our counter arguments by an extendable deadline of March 31, 2023. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Item 3.D. Risk Factors—Risks Related to our Intellectual Property.”

Asset no.	Country	Application date	Application No.	Title (with embodiment where applicable)	Registration No.	File status	Expiration date
1	USA	22-06-2015	15/314,295	System and methods to facilitate safe driving (Estimated location is by machine learning)	10075581	Registered	22-06-2035
2	USA	02-08-2018	16/053,318	System and methods to facilitate safe driving (Multiple sensors; channel fingerprinting)	10412212	Registered	22-06-2035
3	USA	25-07-2019	16/522,178	System and methods to facilitate safe driving (Idle mode - parking)	10686929	Registered	22-06-2035
4	USA	05-05-2020	16/867,276	System and methods to facilitate safe driving (Idle mode - general)	N/A	Pending	N/A
5	Israel	22-06-2015	249154	System and methods to facilitate safe driving (Estimated location is by machine learning)	N/A	Opposed	N/A
6	Israel	22-06-2015	276389	System and methods to facilitate safe driving (Partial blocking of functionality)	N/A	Opposed	N/A
7	Israel	22-06-2015	280305	System and methods to facilitate safe driving (Idle mode - parking)	N/A	Opposed	N/A
8	Europe	22-06-2015	15811688.9	System and methods to facilitate safe driving (Machine learning + channel fingerprinting)	N/A	Pending	N/A
9	China	22-06-2015	CN201580033519.2	System and methods to facilitate safe driving (Estimated location is by machine learning)	CN106464747B	Registered	22-06-2035
10	USA	28-11-2016	16/064,109	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	10,557,917	Registered	28-11-2036
11	USA	28-11-2016	16/740,696	System and Methods of Locating Wireless Devices in a Volume (reference PDFs bank)	N/A	Pending	N/A
12	Europe	28-11-2016	16815965.5	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	EP3374784	Registered	28-11-2036
13	China	28-11-2016	2016800753516.00	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	CN108474832B	Registered	28-11-2036
14	Israel	28-11-2016	259933	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	N/A	Allowed	N/A
15	PCT	23-09-2021	PCT/IL2021/051160	A system, method and unit to scan communication channels	N/A	Pending	N/A
16	USA	28-02-2022	17/681,957	Managing access to an application on a smartphone via a Bluetooth channel	N/A	Pending	N/A
17	PCT	27-02-2023	PCT/IL2023/050205	Managing access to software applications on a mobile communication device via a phone location unit	N/A	Pending	N/A
18	USA	24-02-2022	17/679,208	System and method for advanced classification of cellphone based on sensor fusion	N/A	Pending	N/A
19	USA	24-02-2022	17/679,204	System and method for determining user-cellphone interaction based on sensor fusion	N/A	Pending	N/A
20	USA	24-02-2022	17/679,210	System and method for calibration and maintenance of a cellphone localization system within enclosed volume	N/A	Pending	N/A
21	PCT	20-02-2023	PCT/IL2023/050176	Classifying an operational mode of mobile communication devices or an event related to the communication between them	N/A	Pending	N/A

Research and Development

Our investment in research and development is critical to driving our future growth. We expended approximately NIS 21.5 million (approximately $6.1 million) on research and development in 2022, and NIS 18.8 million (approximately $5.3 million) in 2021. Our investment in research and development reflects the following: internal research and development programs, pilot programs, engineering efforts that incorporate customer feedback into continuous improvement efforts for our products.

Our research and development expenses consist primarily of salaries and related expenses, materials and subcontractors, regulation and quality assurance, rent and maintenance and other related research and development expenses, net of grants from the IIA.

Our research and development expenses are highly dependent on the development phases of our products associated with our development projects and therefore may fluctuate highly from quarter to quarter.

Grants from the Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the Israeli Innovations Authority, or the IIA. As of December 31, 2022, we have received the aggregate amount of NIS 1.7 million (approximately $0.5 million) from the IIA for the development of our technology. With respect to such grants, we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

Employees

As of December 31, 2022, we employed or engaged approximately 41 employees and contractors, all of which work out of our corporate headquarters. Four of our employees are members of our senior management team. Approximately 57% of our employees are engaged in research and development, 27% are engaged in operating activity and 5% are engaged in sales and marketing. We believe that we maintain good relations with all of our employees.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. We have received the grounds of opposition by the opponent, and we are requested to provide our counter arguments by an extendable deadline of March 31, 2023. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

Apart from the foregoing patent opposition proceeding, we are not currently a party to any material legal proceedings. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our main business activities are conducted in Israel. Our corporate headquarters are located at Em Hamoshavot Rd. 94. Petah Tikvah, Israel, where we currently occupy approximately 495 square meters. We lease our facilities and our lease ends on April 30, 2024. Our current monthly rent payment is NIS 40,000 (approximately $12,000).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report in Form 20-F.

Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone RF Signals. Using this core technology, we are developing two product lines. The first is an In Cabin DDPS, which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an OEM product targeting vehicle manufacturers which is in development. The second is an ADAS product that detects VRUs that provides warning to the vehicle regarding potential collision.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the NHTSA’s guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of March 31, 2023, about 3,200 systems have been ordered (which includes about 800 systems ordered as part of our ongoing Generation 1.0 pilot program and over 2,400 systems purchased in commercial orders by our Generation 1.0 customers) and over 1,700 of these systems have been installed.

The second-generation DDPS product, which was released in the fourth quarter of 2022, replaced Generation 1.0 which we are phasing out in the first quarter of 2023. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We are targeting the global aftermarket automobile market starting with the U.S. and Europe.

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it during 2024. Since the development of our OEM solution is still in an early stage, it is too early to estimate the cost of development.

We are also developing a solution for detection of VRUs based on our second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors (i.e. camera, lidar and radar) through its superior abilities to deal with non-line of sight, or NLoS, hazards, adverse weather conditions and low-visibility. SaverOne’s solution is designed to detect VRUs ahead of the vehicle, providing the driver enough time to avoid and prevent collisions. It does this by detecting the exact location and direction of movement of the VRU via their RF footprint from their cellphone signals, under all visibility conditions. Since the development of our VRU solution targets the vehicle manufacturers (a.k.a. the OEM market) and is still in an early stage, it is too early to estimate the cost of development.

In the past several years, we believe that public awareness and demand for driver safety technologies has grown substantially. While there are currently many driver assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The NSC reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the FMCSA reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

We have experienced net losses in every period since the inception of SaverOne. We have incurred losses in each year since our inception, including net losses of approximately NIS 25 million (approximately $7.1 million) and NIS 26.5 million (approximately $7.5 million) for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of NIS 101.8 million (approximately $28.9 million). We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years. Furthermore, we are incurring additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses, the extent to which we did not incur as a TASE-listed company.

A. Operating Results

Components of Operating Results

Revenues and Cost of Revenues

Our total revenue consists of selling our Generation 1.0 SaverOne system and our cost of revenues consists of the direct cost of producing and installing the system. Currently, our business activity is only in Israel. Since we are still in the initial phase in rolling out our Generation 1.0 and 2.0 SaverOne systems, we cannot forecast our revenue in future periods.

Research and Development Expenses, Net

We have invested almost all of our efforts and financial resources in the research and development of our SaverOne system which is still in development. Research and development related activities are currently our primary expenditure. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when we will enter into collaboration arrangements, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our research and development expenses to increase over the next several years as our development programs progress and we expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our solutions.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	costs associated with regulatory compliance.

We recognize research and development expenses as incurred deducted by government grants in respect of a research and development projects received from the IIA which are not reasonably assured that the amount received will not be refunded.

Selling and Marketing Expenses

Selling and marketing expenses in 2021 consisted primarily of share-based compensation recorded with respect of unregistered rights to shares issued to Keshet Holdings Limited Partnership, which is managed by Keshet Broadcasting, or Keshet, who provided media and advertisement services to the Company in 2020 and 2021. Selling and marketing expenses in 2022 consisted primarily of our sales department costs. As we penetrate new markets, we anticipate that our selling and marketing expenses in 2023 and thereafter will increase as we expand our sales department and invest in the marketing of our solutions.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, patent application and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Income (Expenses), Net

Finance income (expenses), net, consisted primarily of bank fees, exchange differences, direct and incremental issuance costs incurred through our initial public offering, or IPO, in the United States in June 2022 that were allocated to derivative warrant liability and changes in the fair value of such derivative financial liability as the warrants measured at fair value at marked to market approach.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2022, our operating tax loss carryforwards were approximately NIS 85.1 million (approximately $24.2 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2021	2020
	NIS thousands
Revenues	1,193	450	316
Cost of revenues	(829)	(288)	(258)
Gross Profit	364	162	58

Operating expenses:
Research and development expenses, net	(21,490)	(18,847)	(10,593)
Selling and marketing expenses	(1,591)	(2,431)	(2,399)
General and administrative expenses	(6,492)	(5,149)	(4,422)
Loss from operations	(29,209)	(26,265)	(17,356)
Finance income	5,099	3	3,907
Finance expense	(852)	(228)	(117)
Finance income (expense), net	4,247	(225)	3,790
Net loss	(24,962)	(26,490)	(13,566)

For a comparison the year ended December 31, 2022 compared to year ended December 31, 2021, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2022, at the rate of one U.S. dollar per NIS 3.519.

For a comparison the year ended December 31, 2021 compared to year ended December 31, 2020, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2021, at the rate of one U.S. dollar per NIS 3.11.

Revenues

Revenues increased by approximately NIS 743,000 (approximately $211,000), or 165%, to NIS 1,193,000 (approximately $339,000) for the year ended December 31, 2022, compared to NIS 450,000 (approximately $128,000) for the year ended December 31, 2021. This increase was mainly the result of new agreements we entered into in 2022 related to our Generation 1.0 solution.

Revenues increased by approximately NIS 134 (approximately $43,000), or 42%, to NIS 450,000 (approximately $145,000) for the year ended December 31, 2021, compared to NIS 316,000 (approximately $102,000) for the year ended December 31, 2020. This increase was mainly the result of new agreements we entered into in 2021 related to our Generation 1.0 solution which was launched in late 2019.

Cost of revenues

Cost of sales increased by approximately NIS 541,000 (approximately $154,000), or 188%, to NIS 829,000 (approximately $236,000) for the year ended December 31, 2022, compared to NIS 288,000 (approximately $82,000) for the year ended December 31, 2021. This increase was mainly the result of an increase in the number of installations made in 2022.

Cost of sales increased by approximately NIS 30,000 (approximately $10,000), or 12%, to NIS 288,000 (approximately $93,000) for the year ended December 31, 2021, compared to NIS 258,000 (approximately $83,000) for the year ended December 31, 2020. This increase was mainly the result of an increase in the number of installations made in 2022.

Research and development expenses, net

Research and development expenses, net increased by approximately NIS 2,643,000 (approximately $751,000), or 14%, to approximately NIS 21,490,000 (approximately $6,107,000) for the year ended December 31, 2022, compared to NIS 18,847,000 (approximately $5,356,000) for the year ended December 31, 2021. This increase resulted mainly from salaries and related expenses and subcontractors, due to an increase in the number of employees, and an increase in research and development activity, mainly related to the development of our Generation 2.0 solution.

Research and development expenses, net increased by approximately NIS 8,254,000 (approximately $2,654,000), or 78%, to approximately NIS 18,847,000 (approximately $6,060,000) for the year ended December 31, 2021, compared to NIS 10,593,000 (approximately $3,406,000) for the year ended December 31, 2020. This increase resulted mainly from salaries and related expenses, subcontractors and share based compensation, due to an increase in the number of employees, and an increase in research and development activity, mainly related to the development of our Generation 2.0 solution.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately NIS 840,000 (approximately $239,000), or 35%, to approximately NIS 1,591,000 (approximately $452,000) for the year ended December 31, 2022, compared to NIS 2,431,000 (approximately $691,000) for the year ended December 31, 2021. Selling and marketing expenses for the year ended December 31, 2022 included mainly sales department costs. Selling and marketing expenses for the year ended December 31, 2021 included share-based compensation in the amount of NIS 1,456,000 recorded with respect of unregistered rights issued to Keshet pursuant to an arrangement with Keshet for media advertisement for the Company on Keshet’s various media channels. The agreement with Keshet ended during 2021.

Selling and marketing expenses for the year ended December 31, 2021 were NIS 2,431,000 (approximately $782,000), compared to NIS 2,399,000 (approximately $771,000) for the year ended December 31, 2020. Selling and marketing expenses consists mainly from share-based compensation recorded with respect of unregistered rights issued to Keshet, pursuant to our arrangement with Keshet for media advertisement for us on Keshet’s various media channels.

General and administrative expenses

General and administrative expenses increased by approximately NIS 1,343,000 (approximately $382,000), or 26%, to approximately NIS 6,492,000 (approximately $1,845,000) for the year ended December 31, 2022, compared to approximately NIS 5,149,000 (approximately $1,463,000) for the year ended December 31, 2021. The increase resulted mainly from expenses associated with the IPO in the United States in 2022 and costs associated with being a public company traded in the Nasdaq.

General and administrative expenses increased by approximately NIS 727,000 (approximately $234,000), or 16%, to approximately NIS 5,149,000 (approximately $1,656,000) for the year ended December 31, 2021, compared to approximately NIS 4,422,000 (approximately $1,422,000) for the year ended December 31, 2020. The increase resulted mainly from consulting fees.

Financing income (expenses), net

Financing income, net, for the year ended December 31, 2022 were NIS 4,247,000 (approximately $1,207,000) and resulted mainly from exchange differences due to an increase in the U.S. dollar and new Israeli shekel exchange rate between periods and income from revaluation of derivative warrant liability less direct and incremental issuance costs incurred through the initial public offering in the United States in 2022 allocated to derivative warrant liability. Financing expenses, net, for the year ended December 31, 2021 were NIS 225,000 (approximately $64,000) and resulted mainly from bank fees and exchange rate differences.

Financing expenses for the year ended December 31, 2021 were NIS 225,000 (approximately $72,000) and resulted mainly from bank fees and exchange rate differences. Financing income for the year ended December 31, 2020 were NIS 3,790,000 (approximately $1,219,000) and resulted mainly from the revaluation of a liability in respect of bridge investments and the revaluation of a liability in respect of a price protection mechanism that was measured at fair value through profit or loss, prior to the completion of our initial public offering on the TASE.

Net loss

Net loss decreased by approximately NIS 1,528,000 (approximately $434,000), or 6%, to approximately NIS 24,962,000 (approximately $7,093,000) for the year ended December 31, 2022, compared to NIS 26,490,000 (approximately $7,528,000) for the year ended December 31, 2021. The decrease was mainly the result of an increase in financing income, net.

Net loss increased by approximately NIS 12,924 (approximately $4,156,000), or 95%, to approximately NIS 26,490,000 (approximately $8,518,000) for the year ended December 31, 2021, compared to NIS 13,566,000 (approximately $4,362,000) for the year ended December 31, 2020. The increase was mainly the result of an increase in research and development expenses and increase in financing expenses, net.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of December 31, 2022 and 2021, we identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2022 and 2021. The material weakness related to lack of sufficient internal accounting personnel, insufficient segregation of duties, and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We expect to take a number of measures to address the internal control deficiencies that have been identified including expanding our existing accounting and financial reporting personnel, establishing effective monitoring and oversight controls and engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls. See “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.” However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

B. Liquidity and Capital Resources

Overview

From our inception date through December 31, 2022, we raised an aggregate of NIS 132 million (approximately $38 million) in private and public offerings, equity bridge investments and government grants for research and development project received from the IIA. As of December 31, 2022, we had NIS 29.3 million (approximately $8.3 million) in cash and cash equivalents and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2022	2021	2020
	NIS thousands
Net cash used in operating activities	(28,370)	(23,133)	(12,390)
Net cash used in investing activities	(5,120)	(5,197)	(231)
Net cash provided by (used in) financing activities	41,972	(611)	50,136
Net increase (decrease) in cash and cash equivalents	8,482	(28,941)	37,515

For a comparison the year ended December 31, 2022 compared to year ended December 31, 2021, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2022, at the rate of one U.S. dollar per NIS 3.519.

For a comparison the year ended December 31, 2021 compared to year ended December 31, 2020, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2021, at the rate of one U.S. dollar per NIS 3.11.

Net cash used in operating activities

Net cash used in operating activities increased by NIS 5,237,000 (approximately $1,488,000), or 23%, to approximately NIS 28,370,000 (approximately $8,062,000) for the year ended December 31, 2022 compared to approximately NIS 23,133,000 (approximately $6,574,000) for the year ended December 31, 2021. This increase was mainly the result of an increase in research and development expenses related to the development of the second generation of our product.

Net cash used in operating activities increased by NIS 10,743,000 (approximately $3,454,000), or 87%, to approximately NIS 23,133,000 (approximately $7,438,000) for the year ended December 31, 2021 compared to approximately NIS 12,390,000 (approximately $3,984,000) for the year ended December 31, 2020. This increase was mainly the result of an increase in research and development expenses related to the development of the second generation of our product.

Net cash used in investing activities

Net cash used in investing activities decreased by NIS 77,000 (approximately $22,000), or 1%, to approximately NIS 5,120,000 (approximately $1,455,000) for the year ended December 31, 2022 compared to NIS 5,197,000 (approximately $1,477,000) for the year ended December 31, 2021. This increase was mainly due to investments in bank deposits made in 2021.

Net cash used in investing activities increased by NIS 4,966,000 (approximately $1,597,000), or 2,150%, to approximately NIS 5,197,000 (approximately $1,671,000) for the year ended December 31, 2021 compared to NIS 231,000 (approximately $74,000) for the year ended December 31, 2020. This increase was mainly due to investments in bank deposits made in 2021.

Net cash provided by financing activities

Net cash provided by financing activities for the year ended December 31, 2022 was NIS 41,972,000 (approximately $11,927,000), compared to net cash used in financing activities for the year ended December 31, 2021 totaled NIS 611,000 (approximately $174,000). This increase was mainly due to aggregate net proceeds of NIS 37.3 million (approximately $10.6 million) from our IPO in the United States and net proceeds of NIS 5.1 million (approximately $1.4 million) from private placement.

Net cash used in financing activities for the year ended December 31, 2021 was NIS 611,000 (approximately $196,000), compared to net cash used in financing activities for the year ended December 31, 2021 totaled NIS 50,136,000 (approximately $16,121,000). This decrease was mainly due to aggregate proceeds of NIS 44.6 million (approximately $14.3. million) from public offerings on the TASE in 2020.

Current Outlook

We have financed our operations since our inception primarily from private and public offerings, equity bridge investment transactions and government grants for research and development project received from the IIA.

We are currently in the early commercialization stage and have not yet generated significant revenues from our operations. From inception date and through December 31, 2022, we have not generated significant revenues and we have reported ongoing losses. As of December 31, 2022, we had an accumulated deficit of NIS 101.8 million (approximately $28.9 million) and we had comprehensive loss and negative cash flow from operating activity in amounts of NIS 25 million (approximately $7.1 million) and NIS 28.4 million (approximately $8.1 million) for the year ended December 31, 2022, respectively.

We anticipate that we will continue to incur net losses for the foreseeable future as we continue the development and potential commercialization of our products and incur additional costs associated with being a public company.

We believe that our existing funds will not be sufficient to continue our business and operations as currently conducted for 12 months from the date of issuance of this Annual Report on Form 20-F.

Such conditions raise substantial doubts about our ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to us or that it will be obtained on terms favorable to us or will provide us with sufficient funds to successfully complete the development of, and to commercialize, its products.

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2022:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(NIS in thousands)
Operating leases	673	467	206	-	-

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2022 to the year ended December 31, 2021— Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Our Results of Operations” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies and estimates in Note 3 to our annual financial statements for the year ended December 31, 2022. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates. Pursuant to International Accounting Standard No. 1, it is required inter alia to give disclosure to the accounting principles whose implementation involves estimates and considerations having significant sensitivity to future events, the occurrence of which may impact the reported amounts.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Significant Accounting Policies, to our annual financial statements for the year ended December 31, 2022 included in elsewhere in this Annual Report, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

Stock-based compensation

From time to time, the Company may grant options to its employees, directors and non-employees. The Company recognizes stock-based compensation expense at its fair value.

Changes in the Company’s assumptions can materially affect the estimate of the fair value of stock-based compensation and, consequently, the related expense recognized. The assumptions used in the calculations of the fair value of stock-based payment awards is represented by best estimates which involve inherent uncertainties and the application of judgment when considering inherent uncertainties. As a result, if the Company’s assumptions change and different assumptions are used, the expense of a stock-based compensation award could be materially different in the future than what was originally planned for.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 31, 2023. Unless otherwise stated, the address of our executive officers and directors is SaverOne 2014 Ltd., Em Hamoshavot Rd. 94, Petah Tikvah.

Name	Age	Position
Executive Officers:
Ori Gilboa	58	Chief Executive Officer and Director
Yossi Cohen	54	Founder and Chief Operating Officer
Tony Klein	43	Chief Financial Officer
Aviram Meidan	48	VP, Research and Development
Israel Eybi	55	Chief Marketing Officer
Non-Employee Directors:
Jacob Tenenboim	64	Chairman of the Board
Sharon Schreiber (1)(2)(3)	48	External Director
Shlomo Shalev (1)(2)(3)	59	External Director
Yaron Be’eri (1)(3)	59	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Independent director as defined under Nasdaq Marketplace Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

Executive Officers

Ori Gilboa, Chief Executive Officer and Director

Ori Gilboa has served as our Chief Executive Officer since September 2019 and director since June 2020. From January 2017 until August 2019, Mr. Gilboa served as the Chief Executive Officer of Negev Group, Israel’s leading home design group. From 2012 to 2016, Mr. Gilboa served as the General Manager of Israeli operations for the James Richardson Corporation, where he oversaw the operation of duty-free stores in Ben Gurion Airport in Israel. Mr. Gilboa holds a B.Sc in Industrial Engineering and an MBA from Tel Aviv University.

Yossi Cohen, Founder and Chief Operating Officer

Yossi Cohen has served as our Co-Founder and Chief Operating Officer since November 2014. Mr. Cohen is responsible for all of our operations, including managing our intellectual property portfolio and our information technology.  In addition, Mr. Cohen leads our OEM business. Prior to that, Mr. Yossi Cohen served as Business Operations Manager at Motorola Solutions in Israel from 2007 to 2014. Mr. Yossi Cohen has an MBA and Bsc in Electric Engineering from Tel-Aviv University.

Tony Klein, Chief Financial Officer

Tony Klein has served as our Chief Financial Officer since July 2020. Mr. Klein also serves as the Chief Financial Officer of D.N.A. Biomedical Solutions Ltd. since 2015 and Unicorn Technologies since September 2020. Prior to that, Mr. Klein served as the Chief Financial Officer of Electreon Wireless Ltd. from 2017 to 2019, and the Chief Financial Officer of Tikun Olam Cannbit Pharmaceuticals Ltd. from 2018 to 2020. Mr. Klein holds a BA in Economic and Accounting from the Ruppin Academic Center. Mr. Klein is qualified as a Certified Public Accountant in Israel.

Aviram Meidan, VP, Research and Development

Aviram Meidan has served as our VP, Research and Development since October 2018. Prior to that, Mr. Meidan served as VP of Research and Development and Chief Technology Officer at Micronet Ltd from 2010 to 2018. From 2018-2010, Mr. Meidan served as Chief Technology Officer at Dai Telecom. Prior to that, Mr. Meidan served as Research and Development Manager at Motorola communication from 1999 to 2008. Mr. Meidan holds an MBA from Heriot-Watt University, BA in Computer & Mathematics from Haifa University and a BA in Practical Engineering from ORT College.

Israel Eybi, Chief Marketing Officer

Israel Eybi, has served as our Chief Marketing Officer since July 2022. Mr. Eybi brings over 25 years of experience with proven success in building and leading business plans and strategies, to increase profitability particularly in the IoT (Internet of Things) field that focus on innovative automotive solutions. Prior to SaverOne, Mr. Eybi was Business Development Executive at 4Cast during 2021 and Chief Customer Officer (CCO) at Israel’s main telephony group, Bezeq from 2019 to 2021, and prior to that with leading Israeli mobile operator Pelephone from 2006, most recently as their CCO. Prior to that Mr. Eybi served in sales roles with other telecommunications companies including Avaya, Cellcom and Eurocom. In his role as CCO of Pelephone, Mr. Eybi was responsible for the business development of the connected vehicle B2B business for customers including services for fleet management. Mr. Eybi led Pelephone to become Israel’s leading player in the IoT field, especially in the automotive segment, with a market leading share of several hundred thousand connected vehicles. Mr. Eybi holds a Bachelor of Business Administration from the University of Lincoln and an MA in Marketing from the University of Derby.

Non-Executive Directors

Jacob Tenenboim, Chairman of the Board of Directors

Jacob Tenenboim has served on our board of directors as Chairman since July 2015. Since 2001, Mr. Tenanboim has served as the Chief Executive Officer and Chairman of I.T. Net Investments Ltd. In addition to his role at I.T. Net Investments, Mr. Tenenboim has significant directorship experience. Since 2020, Mr. Tenenboim has served as a Director of Unicorn Technology. Since 2015, Mr. Tenenboim has served as Chairman of the Board of Directors of Bobile Ltd. From September 2016 until June 2017, and then again from December 2017 until June 2021, Mr. Tenenboim has served as a Director of Somoto BVI. Mr. Tenenboim holds an M.SC in industrial engineering from Tel Aviv University.

Sharon Schreiber, External Director

Sharon Schreiber is a leading investment banker and serial entrepreneur with extensive experience in business management, operations, and cross-border transactions. Since 2013 Ms. Schreiber has served as a Founder at Unicorns Capital Partners, a boutique investment bank, where she represents European and U.S.-based clients, including family offices, private equity funds, growth funds, and venture capital funds in a various of financing transactions, from growth stage to pre-IPO. From 2010 to 2013, Ms. Schreiber served as the Co-Founder and Chief Executive Officer at Zezebra.com, an online business-to-client file transfer startup company. Prior to that, Ms. Schreiber held executive positions at several companies, including at S.G., an M&A advisory firm, where she served as an M&A and Turnaround Executive; at Xfone, Inc., a telecom operating company (AMEX:XFN), where she served as a VP of Business Development; and at Pillar Investments, a technology companies’ incubator, where she served as the Chief Executive Officer. In addition, Ms. Schreiber served as a Director of Sales and Business Development at RAD Group, which develops, manufactures, and markets solutions for diverse segments of the networking and telecommunications industry, and as a Sales Director at ECI Telecom Ltd., a manufacturer of telecommunications equipment. Ms. Schreiber also served as an external board member at DGC Group Ltd. (TASE:DGCG). Ms. Schreiber holds an Executive MBA (Kellogg-Recanati Program) from Northwestern University and Tel Aviv University, and a B.A. in Social Science from the Open University Tel Aviv.

Shlomo Shalev, External Director

Shlomo Shalev has served on our board of directors since August 2020. Since 2020 Shlomo has served as the Chief Executive Officer of XTL Bio Pharmaeuticals (“XTL”) (Nasdaq: XTLB). From 2015 - 2018, Mr. Shalev served as Active Chairman of the Board of Intercure Ltd (Nasdaq: INCR) and chairman of the board of XTL. Prior to that Shlomo was CEO of GFC Green Fields Capital, an investment company publicly traded on the Tel Aviv Stock Exchange (TASE) from 2014 to 2015. From 2007 to 2014 Mr. Shalev was leading several companies in turn around and growth situations including as chairman of the board of Micronet (TASE). Prior to that Mr. Shalev served as SVP Investments at Ampal, a diversified holding company. From 1994 -1998, Mr. Shalev served as Israel’s Consul for Economic Affairs in the U.S Northwestern Region and as the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from University of San Francisco, CA and a B.A. degree in Economics from Ben Gurion University, Israel.

Yaron Be’eri, Director

Yaron Be’eri has served on our board of directors since June 2020. Since 2019, Mr. Be’eri has served as the Chief Executive Officer of Yahad – United for Israel’s Soldiers, a nonprofit organization dedicated toward raising funds for Israeli Defense Forces soldiers. Prior to this, from 2017-2019, Mr. Be’eri served as the Deputy Chief Executive Officer of Aura, a large real estate company in Israel. From 2015-2017, Mr. Be’eri was the Head of the Traffic Division of the Israeli Police, and from 2011-2015, Mr. Be’eri was Head of Human Resources for the Israeli Police. Mr. Be’eri holds a BA in Social Sciences from the University of Haifa and an MBA in Business Administration from the University of Derby.

Family Relationships

There are no family relationships among any of our officers (including directors).

Arrangements for Election of Directors and Members of Management

Our board of directors consist of seven directors, each of whom will continue to serve pursuant to their appointment until the first annual general meeting of shareholders held in 2023.

B. Compensation

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2022, was approximately NIS 5 million ($1.4 million). This amount includes approximately NIS 4.2 million ($1.2 million) paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses and NIS 0.9 million ($0.3 million) share based compensation expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2022, 980,702 options to purchase ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of NIS 8.13 ($2.30) per share.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2022. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary(1)	Bonus(2)	Equity-Based Compensation (3)	Other Compensation (4)	Total
			(NIS in thousands)
Ori Gilboa(5)	1,301	-	663	-	1,964
Yossi Cohen	649	90	24	-	763
Tony Klein(6)	404	72	44	-	520
Israel Eiby	448	-	24	-	472
Aviram Meidan	757	-	122	-	879

(1)	Salary includes the officer’s gross salary plus payment by us of social benefits on behalf of the officer. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual bonuses granted to the officer based on formulas set forth in the respective resolutions of our Compensation Committee and Board of Directors with respect to 2022.

(3)	Represents the equity-based compensation expenses recorded in our financial statements for the year ended December 31, 2022, based on the securities’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 13 to our financial statements included in this Annual Report.

(4)	Represents benefits and perquisites such as car, phone and social benefits.

(5)	Mr. Gilboa is paid through a company wholly owned by him.

(6)	Mr. Klein is paid through a company of which he is one of its controlling shareholders.

Employment and Consulting Agreements

Our employees are employed under the terms prescribed in their respective employment contracts. The employees are entitled to the social benefits prescribed by law and as otherwise provided in their agreements. These agreements each contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under currently applicable labor laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Item 3.D. Risk Factors — Risks Relating to Our Business” for a further description of the enforceability of non-competition clauses. We also provide certain of our employees with a company car, which is leased from a leasing company.

Executive officers are also employed on the terms and conditions prescribed in employment agreements. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. See “Item 3.D. Risk Factors — Risks Relating to Our Business.”

C. Board Practices

Board of Directors

Our board of directors consists of seven directors, including two directors who are deemed external directors per the requirements of the Companies Law (see “External directors” below). These two directors, as well as one additional director, qualify as independent directors under the corporate governance standards of the Nasdaq Marketplace Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our articles of association, our board of directors must consist of no less than three and no more than 12 directors, including external directors. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

In addition, our articles of association allow our board of directors to appoint new directors to fill vacancies which can occur for any reason or as additional directors, provided that the number of board members shall not exceed the maximum number of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of his tenure in accordance with our articles of association. Our board of directors may continue to operate for as long as the number of directors is no less than the minimum number of directors mentioned above.

Our external directors have a term of office of three years under Israeli law and may be elected for up to two additional three-year terms, or more, under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “External directors” below for a description of the procedure for the election and dismissal of external directors.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “— External directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate discussion regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and Sharon Schreiber, Shlomo Shalev and Yehoshua Abramovich have such expertise.

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of April 23, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Alternate Directors

Our articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. The appointment of an alternate director does not negate the responsibilities of the appointing director, who will continue to bear responsibility for the actions of the alternate, giving consideration to the circumstances of the appointment. The Companies Law specifies certain qualifications for alternate directors, and provides that one director may not serve as an alternate on the board of directors for another director, nor as an alternate on a committee of which he or she is already a member. The Companies Law stipulates that an external director may not appoint an alternate director except under very limited circumstances. As of March 31, 2023, no director has appointed any other person as an alternate director.

External Directors

As a public Israeli company, we are required by the Companies Law to have at least two external directors who meet certain independence criteria to ensure that they are unaffiliated with us and our controlling shareholder.

An external director must also have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law, and at least one of the external directors is required to have financial and accounting expertise. An external director is entitled to reimbursement of expenses and compensation as provided in the regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation from us, directly or indirectly, during his or her term and for two years thereafter.

Under the Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast on the matter, provided that such majority includes a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), unless the votes cast by such shareholders against the election did not exceed 2% of our aggregate voting rights. External directors serve for up to three terms of three years each, and our audit committee and board of directors may nominate them for additional terms under certain circumstances. Even if an external director is not nominated by our board of directors for reelection for a second or third term, shareholders holding at least 1% of our voting rights have the right to nominate the external director for reelection. In such a case, the reelection can be approved by a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) and the votes cast by such shareholders approving the election exceed 2% of our aggregate voting rights. A term of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director violates his or her duty of loyalty to us. If at the time of election of an external director all of the members of the board of directors (excluding controlling shareholders or relatives of controlling shareholders) are of the same gender, the external director to be elected must be of the other gender.

Under the Companies Law, each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

We currently have two external directors: Shlomo Shalev, whose first term commenced on August 16, 2020, and ends on August 16, 2023, and Sharon Schreiber, whose first term commenced on August 18, 2022 and ends on August 18, 2025. Our board of directors has determined that our external directors have accounting and financial expertise and/or possess the requisite professional qualifications as required under the Nasdaq Marketplace Rules.

Committees of the Board of Directors

Audit Committee

Under the Companies Law, the Exchange Act and Nasdaq Marketplace Rules, we are required to establish an audit committee.

The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder.

In accordance with U.S. law and Nasdaq Marketplace Rules, our audit committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our board of directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

Under the Companies Law, the audit committee must consist of at least three directors and must include all of the company’s external directors. The majority of the audit committee members have to be “independent directors”. The chairman of the audit committee is required to be an external director.

Under the Nasdaq Marketplace Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Our audit committee currently consists of three, two of whom are external directors. All of the members are independent directors as defined in the Companies Law. All of the members are also independent as defined in SEC rules and Nasdaq listing requirements. Our board of directors has determined that all members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq Marketplace Rules. Our board of directors has determined that two directors are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the Nasdaq Marketplace Rules.

Compensation Committee

Under both the Companies Law and Nasdaq Marketplace Rules, we are required to establish a compensation committee.

The responsibilities of a compensation committee under the Companies Law include recommending to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time, and approving the actual compensation terms of directors and officers prior to approval by the board of directors.

The Companies Law stipulates that the compensation committee must consist of at least three directors who meet certain independence criteria and must include all of the company’s external directors, who are required to constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members are required to meet certain independence criteria and be paid in accordance with the regulations governing the compensation of external directors.

Under Nasdaq Marketplace Rules, we are required to maintain a compensation committee consisting of at least two independent directors; each of the members of the compensation committee is required to be independent under Nasdaq Marketplace Rules relating to compensation committee members, which are different from the general test for independence of board and committee members.

Our compensation committee currently consists of three, including two members who are external directors or independent directors as defined in the Companies Law, and all of whom are independent as defined in SEC rules and regulations, and Nasdaq Marketplace Rules.

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with applicable law and proper business procedures. The internal auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or a representative thereof. Our current internal auditor is Daniel Shapira.

Fiduciary Duties and Approval of Related Party Transactions

Fiduciary Duties of Directors and Officers

Israeli law imposes a duty of care and a duty of loyalty on all directors and officers of a company. The duty of care requires a director or officer to act with the level of care with which a reasonable director or officer in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, under the circumstances, to obtain information on the advisability of a given action brought for his approval or performed by virtue of his position and other important information pertaining to such action. The duty of loyalty requires the director or officer to act in good faith and for the benefit of the company.

Approval of Related Party Transactions

Under the Companies Law, a related party transaction may be approved only if it is for the benefit of the company. A transaction that is not an extraordinary transaction in which a director or officer has a personal interest requires the approval of the board of directors, unless the articles of association of the company provide otherwise. If the transaction is an extraordinary transaction, it must be approved by the audit committee and the board of directors, and, under certain circumstances, by the shareholders of the company. An “extraordinary transaction” is a transaction other than in the ordinary course of business, other than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Pursuant to the Companies Law, extraordinary transactions in which a controlling shareholder has a personal interest require the approval of the audit committee, or the compensation committee if the transaction is in connection with employment or service with the company, the board of directors and the shareholders of the company. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company.

The Companies Law generally prohibits any director who has a personal interest in an extraordinary transaction from being present for the discussion and voting pertaining to such transaction in the audit committee or board of directors. Nevertheless, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction; in this case, however, the transaction also requires shareholder approval.

Director and Officer Compensation

Under the Companies Law, we are required to approve, at least once every three years, a compensation policy with respect to our directors and officers. Following the recommendation of our compensation committee, the compensation policy must be approved by our board of directors and a general meeting of our shareholders. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against such transaction does not exceed 2% of the total voting rights in the company. In general, the terms of compensation of directors (other than cash compensation up to the maximum amount set forth in regulations governing the compensation of external directors), the chief executive officer and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders. The compensation terms of other officers who report directly to the chief executive officer require the approval of the compensation committee and the board of directors.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our directors providing for benefits upon termination of their employment or service as directors of our company.

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

In August 2015, our board of directors adopted the Saverone 2014 Ltd. 2015 Share Incentive Plan, or the 2015 Plan, which provides for the grant of options to our directors, employees, officers and consultants. A total of 173,481 ordinary shares are reserved but unissued under our 2015 Plan as of March 31, 2023.

The 2015 Plan is administered by our board of directors, which, on its own or upon the recommendation of a remuneration committee or any other similar committee of the board of directors, shall determine, subject to applicable law, the identity of grantees of awards and various terms of the grant. With respect to those grantees subject to Israeli taxation, the 2015 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961, or the Ordinance, under the capital gains track, and for grants to non-employee Israeli service providers, consultants and shareholders who hold 10% or more of our total share capital or are otherwise controlling shareholders pursuant to section 3(i) of the Ordinance, as further detailed below.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares.

Generally, options will not be exercisable before the first anniversary of the date of grant of options, with respect to the 25.0% of the option shares, and with respect to each additional 6.25% of the option shares, become exercisable at the end of each three-month period during the second and third years from the date of grant. Generally, options that are not exercised within ten years from the grant date shall expire.

Other than by will or laws of descent, neither the options nor any right in connection with such options are assignable or transferable. If we terminate a grantee’s employment or service for any reason whatsoever, other than for cause, any options granted to such grantee that are not vested shall immediately expire. All of the grantee’s vested options shall be deemed expired on the earlier of: (a) the expiration date of such vested options as was in effect immediately prior to such termination; or (b) three months following the date of such termination, or if such termination is the result of death or disability of the grantee, 12 months from the date of such termination. However, for certain executives and other senior management, our board of directors (and shareholders where applicable) has resolved that the expiration date of their vested options shall be between two to four years following the date of such termination. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. Also, and subject to applicable law, if the grantee’s employment or services is terminated for cause, then we will have a right of repurchase against any shares issued pursuant to the exercise of options. In the event that we exercise such right of repurchase, we will pay such grantee for each such share being repurchased an amount equal to the price originally paid by the grantee for such share. Alternatively, we may assign such rights of repurchase to our shareholders pro rata to their respective holdings of our issued and outstanding shares.

If we are party to a merger or consolidation, outstanding options and shares acquired under the 2015 Plan will be subject to the agreement of merger or consolidation, which will provide for one or more of the following: (i) the assumption of such options by the surviving corporation or its parent, (ii) the substitution by the surviving corporation or its parent of new options, or (iii) in the event that the successor entity neither assumes nor substitutes all outstanding options, then each respective grantee shall have a period of 15 days to exercise his or her vested options, after which all remaining options, whether vested or not shall expire. For certain individuals, if their position is terminated within a certain period after the transaction, their options shall accelerate.

In the event of any variation in our share capital, including a share dividend, share split, combination or exchange of shares, recapitalization, or any other like event, the number, class and kind of shares subject to the 2015 Plan and outstanding options, and the exercise prices of the options, will be appropriately and equitably adjusted so as to maintain the proportionate number of shares without changing the aggregate exercise price of the options.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 31, 2023 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares is based on 7,984,706 ordinary shares outstanding as of March 31, 2023.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 31, 2023, there was one holder of record of our ordinary shares in the United States.

Unless indicated below, each shareholder’s address is c/o SaverOne 2014 Ltd., Em Hamoshavot Rd. 94, Petah Tikvah, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage
5% or greater shareholders
Alexandre Weinstein Manieu (1)	4,045,305	14.6%
Directors and executive officers
Jacob Tenenboim (2)	3,131,855	10.9%
Ori Gilboa (3)	283,300	*
Yossef Cohen (4)	301,829	1.1%
Tony Klein (5)	143,096	*
Aviram Meidan (6)	129,672	*
Yaron Beeri (7)	14,912	*
Shlomo Shalev	2,200	*
All directors and executive officers as a group (7 persons)	4,006,864	14.0%

*	Less than one percent (1%).

(1)	Based on information contained in a Schedule 13G filed with the SEC on December 19, 2022. Includes 4,405,305 ordinary shares underlying 809,061 ADSs.

(2)	Based on information contained in a Schedule 13D filed with the SEC on July 14, 2022 by Mr. Tenenboim. Includes (i) 2,676,143 ordinary shares held directly by Mr. Tenenboim (including 1,050,000 presently exercisable warrants), and (ii) 455,712 ordinary shares over which Mr. Tenenboim has voting and dispositive power, comprised of (A) 115,563 ordinary shares with shared control and dispositive power via Unicorn Technologies Management Ltd., and (B) 340,149 ordinary shares with shared control and dispositive power through K.O.D.M. Investments Ltd.

(3)	Includes (i) 9,875 ordinary shares and (ii) options to purchase 273,425 ordinary shares exercisable within 60 days of March 31, 2023, at an exercise price of NIS 13.6 (approximately $3.8) per share.

(4)	Includes (i) 246,211 ordinary shares and (ii) options to purchase 55,618 ordinary shares exercisable within 60 days of March 31 2023, at an exercise price of NIS 0.3 (approximately $0.09) per share.

(5)	Includes (i) 75,850 ordinary shares, (ii) options to purchase 6,746 ordinary shares exercisable within 60 days of March 31, 2023, at an exercise price of NIS 15.80 (approximately $4.5) per share, and (iii) warrants to purchase 12,100 ADSs (representing 60,500 ordinary shares) at an exercise price of $5.00 per ADS.

(6)	Represents options to purchase 129,672 ordinary shares exercisable within 60 days of March 31, 2023, at an average exercise price of NIS 9.0 (approximately $2.55) per share.

(7)	Represents options to purchase 14,912 ordinary shares exercisable within 60 days of March 31, 2023, at an exercise price of NIS 5.56 (approximately $1.6) per share.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 5 ordinary shares. As of March 31, 2023, BNY held 17,373,930 ordinary shares representing 62.5% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B. Related Party Transactions

The following is a description of the material transactions we entered into with related parties since January 1, 2022. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

We have adopted a related party transaction policy that provides that our Board of Directors, acting through our Audit Committee, is responsible for the review, approval, or ratification of related party transactions between us and related persons. Under Israeli law, related party transactions are subject to special approval requirements, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiduciary duties and approval of related party transactions.”

Employment and Service Agreements and Director Fees

We have entered into written employment agreements with each of our executive officers, which provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Item 3.D. Risk Factors— Risks relating to our operations— Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses. For further information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Employment and Consulting Agreements.”

In addition, we pay fees to certain of our non-executive directors in return for their service on our board of directors, in accordance with our compensation policy. For further information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Director and Officer Compensation”.

December 2022 Private Placement

In December 2022, we entered into the December 2022 Purchase Agreement with Mr. Alejandro Weinstein for the issuance in a private placement of 809,061 ADSs at a price of $1.854 per ADS. The sale of the ADSs pursuant to the December Private Placement Agreement resulted in gross proceeds to the Company of approximately $1.5 million. The closing of the December 2022 Private Placement occurred the week of December 12, 2022.

Directors and Officers Insurance Policy and Indemnification and Exculpation Agreements

In accordance with our articles of association, we have obtained Directors and Officers insurance for our executive officers and directors, and provide indemnification, exculpation and exemption undertakings to each of our directors and officers to the fullest extent permitted by the Companies Law.

Certain Relationships

From time to time, we do business with other companies affiliated with our principal shareholders, as described above. We believe that all such arrangements have been entered into in the ordinary course of business.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividends

We have never declared or paid any cash dividends on our shares and we anticipate that, for the foreseeable future, we will retain any future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2022, we did not have distributable earnings pursuant to the Companies Law. According to Companies Law, dividend distributions may be determined by our board of directors, as our articles of association do not provide that such distributions require shareholder approval.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On June 3, 2022, our ordinary shares and warrants commenced trading on the Nasdaq Capital Market under the symbols “SVRE,” and “SVREW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are listed on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel.

E. Taxation.

The following is a general summary of certain material Israeli and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Israeli tax considerations and government programs

The following is a summary of the current tax regime in the State of Israel, which applies to us and to persons who hold our ordinary shares or ADSs.

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons who do not hold our ordinary shares or ADSs as a capital asset. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

HOLDERS AND POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR ADSs, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax on both ordinary income and capital gains, currently at the rate of 23% of a company’s taxable income. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax law, a corporation will be considered as an “Israeli resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Taxation of our shareholders

Capital gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of capital assets by a non-resident of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise, or (iv) a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel). The Israeli tax law (“ITL”) distinguishes between “Real Gain” and “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary Surplus is not subject to tax in Israel under certain conditions.

Real Gain accrued by individuals on the sale of our ordinary shares or ADSs will be taxed at the rate of up to 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of up to 30%. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of up to 30%. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2021).

Individual (that the income in his hands from the sale of the securities is in the form of income from a “business”) and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income in 2021, a tax rate of 23% for corporations and a marginal tax rate of up to 47% for individuals. In addition, a 3% excess tax is levied on individuals whose total taxable income in Israel in 2021 exceeds NIS 647,640 (approximately $199,000). To the extent that the securities registered according to the shelf offer report are deleted from trading on the stock exchange, the tax rate to be deducted at source at the time of sale (after deletion) will be at a rate of thirty percent (30%), As long as no approval has been issued by the Assessing Officer instructing the rate of tax deduction at another source, including exemption from withholding tax.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares or ADSs by a shareholder who is a non-resident of Israel may be exempt from Israeli taxation, provided that all of the following conditions are met: (i) the ordinary shares or ADSs were purchased upon or after the listing of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by shareholders who are Israeli residents, and (iv) if the seller is a corporation, there are no Israeli residents that are directly or indirectly entitled to 25% or more of the revenues or profits of the corporation. In addition, the sale of ordinary shares or ADSs may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Tax Treaty, or the Treaty, generally exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided (i) the U.S. treaty resident did not own, directly or indirectly, 10% or more of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, is present in Israel for less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel. However, under the United States-Israel Tax Treaty, a Treaty U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

Upon the sale of securities, the purchaser, the Israeli stockbroker or the Israeli financial institution through which the shares are held is obligated, subject to the above exemptions, to withhold tax from the Real Gain at the rate of 25% or 23% in respect of an individual or corporation, respectively.

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year, in respect of sales of securities made within the previous six months by Israeli residents for whom tax has not already been deducted. However, if all tax due was withheld at source according to applicable provisions of the ITO and the regulations promulgated thereunder, there is no need to file a return and no advance payment must be paid. Capital gains are also reportable on the annual income tax return.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares or ADSs, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms specified by the Israel Tax Authority, provide documentation (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority confirming their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

Dividends

A shareholder who is an Israeli resident individual generally will be subject to income tax at a rate of 25% on dividends we pay. However, a 30% tax rate will apply if the dividend recipient is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend generally will not be included in the company’s taxable income, provided that the source of the dividend is income that was derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-resident of Israel (either individual or corporation) are generally subject to tax at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if, during that portion of the taxable year which precedes the payment of the dividend and during the whole of its prior taxable year (if any), the U.S. resident is a corporation that holds at least 10% of the outstanding voting shares of the Israeli corporation and not more than 25% of the gross income of the Israeli corporation for such prior taxable year (if any) consists of certain types of interest or dividends, the tax rate is 12.5%; (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income that was entitled to a reduced tax rate applicable to a Benefited or Privileged Enterprise under the Encouragement Law the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The reduced rates under the Treaty will not apply if the dividend income is attributable to a permanent establishment of the U.S. treaty resident in Israel. We are obligated to withhold tax upon the distribution of dividends.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 647,640 (approximately $199,000) for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Foreign exchange regulations

Non-residents of Israel who hold our ordinary shares or ADSs are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, in non-Israeli currency at the prevailing rate of exchange. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and these controls may be restored at any time by administrative action.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

Certain Material United States Federal Income Tax Considerations

The following discussion describes certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of shares and ADSs, which we collectively refer to as securities, by a U.S. Holder (as defined below) that acquires our securities and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. This discussion does not address the tax consequences to a U.S. Holder under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our securities that, for United States federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a domestic corporation (or other entity taxable as a corporation);

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner of our securities that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes). Except to the limited extent discussed below, this summary does not consider the U.S. federal tax considerations to a person that is a Non-U.S. Holder.

This discussion does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or status (including, for example, banks and other financial institutions, insurance companies, broker and dealers in securities or currencies, traders that have elected to mark securities to market, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, pension plans, persons that hold our shares as part of a straddle, hedge or other integrated investment, persons subject to alternative minimum tax or whose “functional currency” is not the U.S. dollar, persons that actually or constructively own ten percent or more (by vote or value) of our shares, grantor trusts, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, certain former citizens or residents of the United States).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our securities, the tax treatment of a person treated as a partner in the partnership for United States federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for United States federal income tax purposes) and their partners should consult their own tax advisors.

In general, and taking into account the earlier assumptions, for United States federal income and Israeli tax purposes, a holder that holds ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income or to Israeli tax.

This discussion addresses only U.S. Holders (except to the limited extent discussed below with respect to Non-U.S. Holders) and does not discuss any tax considerations other than United States federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state, and local, and foreign tax consequences of the purchase, ownership, and disposition of our securities.

Dividends

We do not expect to make any distribution with respect to our securities. However, if we make any such distribution, under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in income for a U.S. Holder and subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder that constitute qualified dividend income will be taxable at a preferential tax rate applicable to long-term capital gains of, currently, 20 percent, provided that the U.S. Holder holds the securities for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. If we are treated as a PFIC, dividends paid to a U.S. Holder will not be treated as qualified dividend income. If we are not treated as a PFIC, dividends we pay with respect to the securities generally will be qualified dividend income, provided that the holding period requirements are satisfied by the U.S. Holder.

A U.S. Holder must include any Israeli tax withheld from the dividend payment in the gross amount of the dividend even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. Because we are not a United States corporation, the dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

To the extent a distribution with respect to our securities exceeds our current and accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s investment, up to the holder’s adjusted tax basis in its securities, and, thereafter, as capital gain, which is subject to the tax treatment described below in “—Gain on sale, exchange or other taxable disposition.” We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain significant conditions and limitations, the Israeli tax withheld in accordance with the Treaty and paid over to Israel will be including potential limitations under the Treaty, U.S. Holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our ordinary shares. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable or deductible against a U.S. Holder’s United States federal income tax liability tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Subject to the discussion below under “Information reporting and backup withholding,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your securities, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Gain on sale, exchange or other taxable disposition

Subject to the PFIC rules described below under “—Passive foreign investment company considerations,” a U.S. Holder that sells, exchanges or otherwise disposes securities in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in the securities. Gain or loss recognized on such a sale, exchange or other disposition of securities generally will be long-term capital gain if the U.S. Holder’s holding period in the securities exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Subject to the discussion below under “Information reporting and backup withholding,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such securities unless:

●	such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States); or

●	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of our securities that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. An accrual basis taxpayer who does not make such election may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

The determination of whether our securities are traded on an established securities market is not entirely clear under current U.S. federal income tax law. Please consult your tax advisor regarding the proper treatment of foreign currency gains or losses with respect to a sale or other disposition of our securities.

To the extent that, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, a U.S. Holder generally will not be entitled to claim a foreign tax credit for such tax unless the U.S. Holder is eligible for benefits under the Treaty, is considered a resident of the United States for purposes of the Treaty, and otherwise meets the requirements for claiming benefits under the Treaty. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct the Israeli taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Israeli tax and their eligibility for the benefits of the Treaty.

Passive foreign investment company considerations

If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the securities. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year, assuming we were not a controlled foreign corporation for the year being tested, based on the average of the fair market values of the assets determined at the end of each quarterly period, are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2022, we do not expect to be a PFIC for our 2022 taxable year. Because the PFIC determination is highly fact intensive, there can be no assurance that we were not a PFIC in 2022 and will not be a PFIC in 2023 or any other year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

Excess distribution rules

If we were a PFIC with respect to a U.S. Holder, then unless the holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the securities) and (b) any gain realized on the sale or other disposition of the securities. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends”.

A U.S. Holder that holds the securities at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such securities as securities in a PFIC, even if we no longer satisfy the income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such securities had been sold on the last day of the last taxable year for which we were a PFIC.

Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the securities, as described below. However, we do not currently intend to provide the information necessary for U.S. Holders to make “QEF elections,” as described below, and the availability of a “mark-to-market election” with respect to the securities is a factual determination that will depend on the manner and quantity of trading of our securities, as described below.

QEF election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our shares or ADSs as stock of a qualified electing fund. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

Mark-to-market election

If we were a PFIC, the rules above also would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the securities, but this election will be available with respect to the securities only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. Securities will be marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC or on a non-U.S. exchange or market that meets certain requirements under the Treasury regulations. Securities generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A U.S. Holder that makes a valid mark-to-market election for the first tax year in which the holder holds (or is deemed to hold) our securities and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such securities the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in such securities. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the securities over the fair market value of such securities as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such securities included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in such securities will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such securities, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of our securities to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the U.S. Holder owns the securities but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.

PFIC reporting obligations

A U.S. Holder of PFIC shares must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a QEF election or a mark-to-market election with respect to the securities.

Medicare tax

Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of securities. A United States person that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this Medicare tax to its income and gains in respect of any investment in our securities.

Information reporting with respect to foreign financial assets

Individual U.S. Holders may be subject to certain reporting obligations on IRS Form 8938 (Statement of Specified Foreign Financial Asset) with respect to the securities for any taxable year during which the U.S. Holder’s aggregate value of these and certain other “specified foreign financial assets” exceed a threshold amount that varies with the filing status of the individual. This reporting obligation also applies to domestic entities formed or availed of to hold, directly or indirectly, specified foreign financial assets, including the securities. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so.

Information reporting and backup withholding

In general, information reporting, on IRS Form 1099, will apply to dividends in respect of shares or ADSs and the proceeds from the sale, exchange or redemption of securities that are paid to a holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding (currently at a 24% rate) may apply to such payments if a holder fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of U.S. dollar/NIS exchange rates, which is discussed in detail in the following paragraph.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entity. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

As we have not invested in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our ordinary shares or ADSs could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

In addition, we are exposed to risks arising from changes in the quoted price of the warrants issued to investors as part of our IPO on the Nasdaq in June 2022. As the exercise price of the warrants are determined in foreign currency, and the warrants might be exercisable into a variable number of shares due to the cashless exercise mechanism, the warrants were accounted for as a derivative financial liability that is treated as financial liability at fair value through profit or loss. Accordingly, in the event that the quoted price of our warrants will increase, we expect to record a loss in respect of the said obligation.

Inflation risk

We do not believe that inflation has had, nor will it have a material effect on our business, financial condition or results of operations in the reporting period. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Currency Exchange Rate Risk

Currency fluctuations could affect us through increased or decreased costs, mainly for goods and services acquired outside of Israel. Currency fluctuations did not have a material effect on our results of operations for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively.

Some of our assets and liabilities are affected by fluctuations in the exchange rate between the U.S. dollar and the NIS. A 5% change of the dollar in relation to the NIS as of December 31, 2022 would not significantly affects our profit or loss.

During the year ended December 31, 2022, the exchange rate between the U.S. dollar and the NIS increased by 13.15% During the year ended December 31, 2021, the exchange rate between the U.S. dollar and the NIS decreased by 3.27%. During the year ended December 31, 2020, the exchange rate between the U.S. dollar and the NIS decreased by 6.97%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

On June 7, 2022, we closed our U.S. IPO of 2,941,918 units, each consisting of one American Depositary Share (ADS) and one warrant to purchase one ADS, 208,282 pre-funded units, each consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS, at a price to the public of $4.13 per unit ($4.129 per pre-funded unit), for gross proceeds of approximately $13 million, before deducting underwriting discounts and offering expenses. The warrants have a per ADS exercise price of $5.00, were exercisable immediately and expire five years from the date of issuance. The pre-funded warrants have a per ADS exercise price of $0.001, were exercisable immediately and may be exercised at any time until exercised in full. As of December 31, 2022, 3,276,682 warrants were outstanding.

The following summary of certain terms and provisions of our warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and Computershare Trust Company, N.A., as warrant agent, and the form of warrant, both of which are filed as exhibits to this Annual Report.

Exercisability. The warrants are exercisable at any time after June 7, 2022 until the close of business on June 7, 2027. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. If a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the warrant. No fractional shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us.

Exercise Price. The exercise price per whole ADS purchasable upon exercise of the warrants is $5.00 per ADS. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. Our warrants are listed on the Nasdaq Capital Market, under the symbol “SVREW”.

Warrant Agent. The warrants will be issued in registered form under a warrant agent agreement between Computershare Limited, as warrant agent, and us. The warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction without regard to any limitations on exercised contained in the warrants.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our ordinary shares, the holder of a warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, until the holder exercises the warrant.

Governing Law. The warrants are governed by New York law.

Representative’s Warrants

As part of our IPO, we issued to the representative as compensation warrants to purchase up to 157,510 ADSs representing 787,550 ordinary shares, which were equal to 5% of the total number of ADSs (including any ADSs underlying the pre-funded warrants) sold in our IPO. The Representative’s Warrants are exercisable at a per share exercise price of $5.1625. The Representative’s Warrants are exercisable at any time after December 2, 2022 until the close of business on June 2, 2027.

C. Other Securities.

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver our ADSs. Each ADS will represent five ordinary shares (or a right to receive three ordinary shares) deposited with Bank Leumi, as custodian for the depositary in Israel. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which our ADSs will be administered is located at the depositary’s principal executive office, at 240 Greenwich Street, New York, N.Y. 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or (ii) by having uncertificated ADSs registered in your name or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in the Depository Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold our ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and our ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Item 10.E. Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary will have a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver our ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying our ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay	For

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

Persons depositing or withdrawing ordinary shares or ADS holders must pay	For

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of our ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our ordinary shares from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying our ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities, or reverse previously-accepted surrenders of that kind that have not settled, if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to our ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to our ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we are the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, or DRS, and Profile Modification System, or Profile, will apply to our ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or our ADSs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, we and those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls). See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” for additional information.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” for additional information.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that all of the members of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and. is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules. The current members of our audit committee are Sharon Schreiber, Shlomo Shalev and Yaron Be’eri, each of which our board of directors has determined is independent in accordance with applicable Exchange Act rules and the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of the Code of Ethics is posted on our website at https://saver.one/. Information contained on, or that can be accessed through, our website does not constitute a part of this a part of this Annual Report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the year ended December 31, 2022, and 2021.

The following table provides information regarding fees paid or to be paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2022, and 2021:

	Year Ended December 31,
	2022	2021
(USD in thousands)
Audit fees (1)	100,000	186,571
Tax fees (2)	429	-
All other fees	-	-

Total	100,429	186,571

(1)

Audit fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC (including issuance of comfort and consent letters related to initial public offering transaction and subsequent filing of registration statements).

(2)	Tax fees consist of fees for professional services for tax compliance and tax advice.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of the Nasdaq corporate governance rules, or the Nasdaq Marketplace Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirements. Pursuant to the “foreign private issuer exemption”:

●	we will not have to comply with the requirements that we have a nominating committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the quorum for a meeting of shareholders will be at least two shareholders present in person, by proxy or by a voting instrument, who hold in the aggregate at least 25% of our issued share capital (and in an adjourned meeting any number of shareholders) instead of 33 1∕3% of our issued share capital as required under the Nasdaq Marketplace Rules;

●	we may adopt equity incentive plans and approve material changes to such plans without shareholder approval;

●	in addition, we will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Stock Market Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors our Chief Executive Officer concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder has a personal interest with, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies;

●	Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Management—External Directors.” The definition of independent director under Nasdaq Stock Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Stock Market rules. However, it is possible for a director to qualify as an “external director’’ under the Companies Law without qualifying as an “independent director’’ under the Nasdaq Stock Market rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require;

●	as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in a manner specified by the SEC and Nasdaq Marketplace Rules, the generally accepted practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will mail such reports to shareholders only upon request;

●	we will follow Israeli corporate governance practice instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company); and

●	all related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiduciary duties and approval of related party transactions” for additional information.

In all other respects, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Marketplace Rules. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Marketplace Rules. We comply with Israeli corporate governance requirements under the Companies Law applicable to public companies. Accordingly, our shareholders may not be afforded the same protections as provided under Nasdaq Marketplace Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1#	Articles of Association of the Registrant (filed as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
2.1*	Description of Securities Registered under Section 12
4.1	Form of Deposit Agreement between the registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
4.2	Specimen American Depositary Receipt (included in Exhibit 4.1) (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.1	Form of Underwriting Agreement (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.2	Form of Underwriter’s Warrant (included in Exhibit 4.1) (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.3	Form of Warrant Agent Agreement (filed as Exhibit 4.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.4	Form of Warrant (filed as Exhibit 4.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.5	Form of Pre-Funded Warrant (filed as Exhibit 4.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.6	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.7+	Saverone 2014 Ltd. 2015 Share Incentive Plan (filed as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.8	Form of Securities Purchase Agreement by and between SaverOne 2014 Ltd. and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 12, 2022, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	English translation of original Hebrew document.

*	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

SAVERONE 2014 LTD.

Date: April 27, 2023	By:	/s/ Ori Gilboa
Ori Gilboa
Chief Executive Officer

SAVERONE 2014 LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

SAVERONE 2014 LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders Saverone 2014 Ltd.	Fahn Kanne & Co. Head office 32 Hamasger Street Tel-Aviv 6721118, Israel PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying statements of financial position of Saverone 2014 Ltd. (the “Company”) as of December 31, 2022 and 2021, the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1B to the financial statements, the Company has incurred net losses and has generated negative operating cash flow since its inception date and has not yet generated sufficient revenues to support its operations. As of December 31, 2022, there is an accumulated deficit of NIS 101,775. These conditions, along with other matters as set forth in Note 1B, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Fahn Kanne & Co. Grant Thornton Israel

FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2016.

Tel Aviv, Israel

April 27, 2023

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd.

SAVERONE 2014 LTD.

STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands, except per share and share data)

		As of December 31,
	Note	2022	2021
Assets
Current assets
Cash and cash equivalents	4	19,240	8,683
Short-term bank deposits	2F	10,070	5,012
Trade receivables		1,097	501
Other current assets	5	1,016	1,159
Inventory	6	2,026	825
Total current assets		33,449	16,180

Non-current assets
Property and equipment, net	7	218	238
Deferred offering costs	5	-	1,155
Restricted deposits	2G, 8	201	191
Right of use asset, net	8	567	992
Total non-current assets		986	2,576

Total assets		34,435	18,756

Current liabilities
Trade payables		1,956	942
Other current liabilities	9	2,872	3,522
Current maturities of leasing liabilities	8	467	467
Derivative warrants liability	12C8	1,151	-
Liability in respect of government grants	10	335	109
Total current liabilities		6,781	5,040

Non-current liabilities
Liability in respect of government grants	10	919	1,059
Leasing liability, net current	8	181	605
Total non-current liabilities		1,100	1,664

Commitments	11

Shareholders’ equity	12
Share capital and premium		118,284	80,440
Capital reserve in respect of share-based payment		10,045	8,425
Accumulated deficit		(101,775)	(76,813)
Total shareholders’ equity		26,554	12,052

Total liabilities and shareholders’ equity		34,435	18,756

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

		Year Ended December 31,
	Note	2022	2021	2020
Revenues		1,193	450	316
Cost of revenues		(829)	(288)	(258)
Gross profit		364	162	58

Research and development expenses, net	14A	(21,490)	(18,847)	(10,593)
Selling and marketing expenses	14B	(1,591)	(2,431)	(2,399)
General and administrative expenses	14C	(6,492)	(5,149)	(4,422)
Operating loss		(29,209)	(26,265)	(17,356)

Financing expenses	15A	(852)	(228)	(117)
Financing income	15B	5,099	3	3,907
Financing income (expenses), net		4,247	(225)	3,790

Loss for the year		(24,962)	(26,490)	(13,566)
Comprehensive loss for the year		(24,962)	(26,490)	(13,566)

Loss per share attributed to shareholders of company shares, par value NIS 0.01 each	16

Basic and diluted loss per share:
Basic loss per share		(1.44)	(3.33)	(2.36)
Weighted average of number of shares used to calculate the basic loss per share		17,300,596	7,960,239	5,739,448
Diluted loss per share		(1.44)	(3.33)	(2.44)
Weighted average of number of shares used to calculate the diluted loss per share		17,300,596	7,960,239	5,798,294

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands, except per share and share data)

	Note	Share capital and premium	Capital reserve in respect of share-based payment	Receipts on account of unallotted shares	Accumulated deficit	Total shareholders’ equity (deficit)
Balance as of December 31, 2019		13,902	684	2,402	(36,757)	(19,769)
Share-based payment to employees	13	-	2,349	-	-	2,349
Share-based payment to service providers	14B	-	2,044	-	-	2,044
Issuance of seed shares through private placement transaction	12C1	2,443	-	(2,402)	-	41
Proceeds allocated to shares as part of a private placement transaction of ordinary shares	12C2	2,830	-	-	-	2,830
Conversion of bridge investments into ordinary shares	12C2	15,932	-	-	-	15,932
Issuance of ordinary shares through private placement transaction	12C3	630	-	-	-	630
Issuance of ordinary shares through Israeli IPO transaction, net of issuance costs	12C4	23,720	-	-	-	23,720
Issuance of units consists of ordinary shares and warrants (series 1) as part of shelf prospectus through second public offering transaction, net of issuance costs	12C5	20,887	-	-	-	20,887
Exercise of options into ordinary shares	12C6	96	-	-	-	96
Comprehensive loss for year		-	-	-	(13,566)	(13,566)
Balance as of December 31, 2020		80,440	5,077	-	(50,323)	35,194
Share-based payment to employees	13	-	1,892	-	-	1,892
Share-based payment to service provider	14B	-	1,456	-	-	1,456
Exercise of non-registered rights into ordinary shares	12C7	-	-	-	-	-
Comprehensive loss for year		-	-	-	(26,490)	(26,490)
Balance as of December 31, 2021		80,440	8,425	-	(76,813)	12,052
Share-based payment to employees	13	-	1,157	-	-	1,157
Share-based payment to service provider	12C8	-	1,056	-	-	1,056
Partial exercise of over-allotment option into warrants	12C8	-	(158)	-	-	(158)
Expiration of over-allotment option	12C8	435	(435)	-	-	-
Net proceed allocated to ADS and prefunded warrants through initial public offering	12C8	32,268	-	-	-	32,268
Issuance of ADS through private placement transaction	12C9	5,141	-	-	-	5,141
Comprehensive loss for the year		-	-	-	(24,962)	(24,962)
Balance as of December 31, 2022		118,284	10,045	-	(101,775)	26,554

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

Statements of cash flows

(New Israeli Shekels in thousands, except per share and share data)

		Year ended December 31,
	Note	2022	2021	2020
Cash flow from current operations
Comprehensive loss for the year		(24,962)	(26,490)	(13,566)
Adjustments required to present cash flows from operating activities (Appendix A)		(3,408)	3,357	1,176
Net cash used in operating activities		(28,370)	(23,133)	(12,390)

Cash flows from investment activity
Change in deposits restricted as to withdrawal		-	(41)	(110)
Changes in short-term deposits		(5,058)	(5,012)	-
Purchase of property and equipment	7	(62)	(144)	(121)
Net cash used in investment activity		(5,120)	(5,197)	(231)

Cash flows from financing activity
Deferred offering expenses		-	(750)	-
Receipt of bridge investments		-	-	1,107
Receipt of loan from shareholders	15A2	-	-	682
Repayment of loan from shareholders	15A2	-	-	(682)
Receipt of government grants	10	-	579	368
Proceeds from issuance of ordinary shares through private placement transaction, net of issuance costs	12C3	-	-	630
Proceeds from issuance of seed shares through private placement transaction, net of issuance costs	12C1	-	-	41
Proceeds from issuance of ADS through private placement transaction	12C9	5,141	-	-
Proceeds from issuance of ordinary shares through Israeli IPO transaction, net of issuance costs	12C4	-	-	23,720
Proceeds from issuance of ordinary shares as part of shelf prospectus through second public offering transaction, net of issuance costs	12C5	-	-	20,887
Proceeds from issuance of unit consist of ordinary shares and liability in respect of price protection mechanism through private placement transaction	12C2	-	-	3,430
Repayment of principal in respect of leasing	8	(467)	(440)	(143)
Proceeds received from issuance of units consist of ADS, pre-funded warrants and warrants through U.S. IPO transaction, net of issuance costs	12C8	37,298	-	-
Proceeds from exercise of options into ordinary shares	12C6	-	-	96
Net cash (used in) provided by financing activity		41,972	(611)	50,136

Change in balance of cash and cash equivalents		8,482	(28,941)	37,515

Exchange differences on cash and cash equivalents		2,075	-	-

Balance of cash and cash equivalents, beginning of year		8,683	37,624	109

Balance of cash and cash equivalents, end of year		19,240	8,683	37,624

SAVERONE 2014 LTD.

Statements of cash flows (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

		Year ended December 31,
	Note	2022	2021	2020
Appendix A - Adjustments required to present cash flows from operating activities

Income and expenses not involving cash flows
Depreciation	7	82	61	32
Amortization of right for use asset	8	425	398	171
Interest expense in respect of leasing	8	43	61	33
Share-based payment to employees and service providers	13	1,157	3,348	4,393
Revaluation of derivative warrant liability	12C8	(2,954)	-	-
Revaluation of liability in respect of bridge investments	15B	-	-	(3,240)
Revaluation in respect of price protection mechanism	15B	-	-	(667)
Direct and incremental issuance cost allocated to derivative warrant liability through U.S IPO	12C8	723	-	-
Exchange differences on cash and cash equivalent and restricted deposits		(2,085)	-	-
Changes in liability in respect of government grants	10	86	(213)	(85)
		(2,523)	3,655	637

Changes in asset and liability items
Decrease (increase) in other current assets		143	(647)	(359)
Increase in trade receivables		(596)	(142)	(286)
Increase in inventory		(1,201)	(715)	(16)
Increase in trade payables		1,014	54	476
Increase (decrease) in other current liabilities		(245)	1,152	724
		(885)	(298)	539

		(3,408)	3,357	1,176

Appendix B - Non-cash investment and financing activities

Recognition of right for use asset against a leasing liability	8	-	532	1,029
Deferred offering expenses not yet paid		-	405
Conversion of bridge investments into ordinary shares	12C2	-	-	15,932
Direct and incremental stock-based payment expenses allocated to ADS and pre-fund warrants through U.S. IPO	12C8	960	-	-
Classification of equity amount to derivative warrants liability due to partial exercise of over-allotment option into warrants	12C8	158	-	-

Appendix C - Additional information pertaining to cash flows

Interest paid		-	-	28
Interest received		85	-	-

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General

A.	Incorporation and operations

Saverone 2014 Ltd. (the “Company”) was founded in Israel on November 16, 2014 and commenced its business activity on that date (the “Inception Date”). From the Inception Date, the Company has been active in one operating segment, i.e., development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving a motor vehicle (the “Saverone System”).

On October 12, 2022, the Company announced the release of its second generation technological platform which is the basis for the Global Saverone System for solving the problem of driver cellular distraction.

B.	The Company’s business position

The Company is currently in the early commercialization stage and has not yet shown any profits. From the Inception Date and through December 31, 2022, the Company reported losses and a negative cash flow from current operating activity. As of December 31, 2022, the Company has an accumulated deficit of NIS 101,775 and it had a comprehensive loss of NIS 24,962 for the year ended December 31, 2022. In addition, as of December 31, 2022, the balance of cash and cash equivalents are insufficient for the Company to realize its business plans for the 12-months period subsequent to the reporting period. Management has considered the significance of such condition in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance its operations through the sale of equity (including raising equity through an additional public offering on the NASDAQ market) and also through increasing its revenues from sales of the Saverone System. However, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to continue its operations as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In June 2020, the shares of the Company were listed for trading on the Tel Aviv Stock Exchange, based on a prospectus issued through underwritten Israeli IPO (“Israeli IPO”), under which the Company raised a net amount of NIS 23,720. In addition, the bridge investments used to finance the Company’s activity were fully converted into shares in February 2020. In addition, in November 2020, the Company completed second financing offering through a shelf prospectus in which the Company raised net amount of NIS 20,887.

In June 2022, the Company completed an underwritten U.S. IPO (“U.S. IPO”) on the Nasdaq under which the Company issued and sold (i) number of 2,941,918 units, each unit consisting of one American Depositary Share (“ADS”) and one warrant to purchase one ADS (“Warrant”) at an offering price of $4.13 per unit and (ii) number of 208,282 pre-funded units, each unit consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS at an offering price of $4.129 per pre-funded unit. The Company received gross proceeds of approximately $13 million (approximately NIS 43,441) before direct and incremental costs incurred of NIS 7,949 (the cash expenses amounted to NIS 6,893). In addition, the Company allotted to the underwriter as share-based payment by issuance of 157,510 warrants (“Representative’s Warrant”) and 469,654 over-allotment option (“Over-Allotment Option”) which was partially exercised.

The ADSs and warrants are traded on the Nasdaq under the symbols “SVRE” and “SVREW”, respectively. Upon satisfaction of customary closing conditions, the closing date of the U.S. IPO was June 7, 2022 (the “Closing Date”).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General (Cont.)

C.	The impact of COVID-19

During the year ended December 31, 2022, there were no material adverse impacts on the financial statements. The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, the related macroeconomic effects, and the extent of its impact on the Company’s operational and financial performance will depend on future developments. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

Note 2 - Significant accounting policies

A.	Presentation basis of the financial statements

The financial statements have been prepared on the historical cost basis, except for financial derivatives and financial liabilities measured at fair value through profit or loss.

The statements of comprehensive loss are presented in accordance with the “function of expense”.

The financial statements have prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

B.	Use of significant accounting estimates and assumptions and judgements

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates. Pursuant to International Accounting Standard (“IAS”) No. 1, “Presentation of Financial Statements”, it is required, inter alia, to provide disclosure regarding the implementation of accounting principles that involves estimates and considerations having significant sensitivity to future events, the occurrence of which may impact the reported amounts.

For information regarding significant estimates and considerations which embody significant sensitivity to future events, see also Note 3 below.

C.	The functional currency and the presentation currency of the financial statements

1.	The Company prepares its financial statements in accordance with the currency of the country and principal economic environment in which it operates, which constitutes the functional currency from which it is primarily affected (the “Functional Currency”). Taking into consideration that most cash balances are held in new Israeli shekels and most of the expenses and income are denominated in new Israeli shekels, the Functional Currency of the Company is the new Israeli shekel.

2.	The Company’s financial statements are presented in new Israeli shekels.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

D.	Assets, liabilities and transactions linked to or in foreign currency

1.	Financial assets and liabilities denominated in or linked to foreign currency are presented on the basis of the closing rate of exchange as of each reporting date.

2.	Transactions denominated in foreign currency are recorded upon initial recognition at the representative rate of exchange on date of the transaction. Exchange rate differences deriving from settlement of monetary items, at exchange rates that are different than those used in the initial recording during the period, or than those reported in previous financial statements, are carried to profit and loss.

3.	Assets and liabilities linked to the Israeli Consumer Price Index (ICPI), which are not measured at fair value, are remeasured in each period on the basis of the rate of the actual increase of the ICPI during the relevant period and are presented on the basis of the linkage terms of each balance. Balances linked by agreement to the “known index” were presented on the basis of the “known index” as of the reporting date (the Index for November).

4.	The following table presents data pertaining to the exchange rate of U.S. dollar and ICPI:

	December 31,
	2022	2021	2020
ICPI (2016 base year)	109.407	103.937	101.101
Representative exchange rate of U.S.$ 1/NIS	3.519	3.110	3.215

5.	The following table presents data pertaining to the rate of change of the exchange rate of U.S. dollar and ICPI during the reported periods:

	Year ended December 31,
	2022	2021	2020
	%	%	%
ICPI (2016 base year)	5.263	2.805	(0.694)
Representative exchange rate of US dollar	13.2	(3.3)	(7.0)

E.	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments, including short-term bank deposits (with original maturity dates of up to three months from date of deposit) that are not restricted as to withdrawal or use.

F.	Short-term bank deposits

Short-term bank deposits in banking institutions for periods in excess of three months following the date of deposit. The deposits are presented in accordance with the terms of their deposit.

G.	Restricted deposits

The balance of restricted deposits includes amounts which the Company deposited in favor of its compliance with the terms of a leasing agreement.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

H.	Inventory

Inventory is measured at the lower of cost and net realizable value. cost of inventory comprises purchase costs, conversion costs and costs incurred in bringing the inventory to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale.

Cost of inventory is determined on the basis of the following:

●	Raw material components - the “first-in-first-out” basis.

●	Finished goods (purchased goods) - the “first-in-first-out” basis.

I.	Property and equipment

1.	Property and equipment items are presented at cost, less accumulated depreciation and net of accrued impairment losses, if any. Cost includes, in addition to the acquisition cost, all of the costs that can be directly attributed to the bringing of the item to the location and condition necessary for the item to operate in accordance with the intentions of management.

2.	The residual value and the useful life span of fixed asset items are tested at least at the end of the fiscal year and any changes are accounted for as changes in accounting estimates.

3.	Fixed assets are derecognized when they are realized or when no future economic benefits are expected from their use or disposal. Gains or losses arising from the derecognition of fixed assets are recognized in profit or loss.

4.	Depreciation is calculated using the straight-line method, over the estimated useful lives of the fixed asset items or of a discernible component.

The annual depreciation rates are as follows:

%
Computers	20-33
Office furniture and equipment	6-7
Leasehold improvements	The shorter of the contract period or the life span of the leasehold improvement

J.	Impairment of non-monetary assets

Non-monetary depreciable assets are tested for possible impairment in value when events or circumstances occur that may indicate that the carrying value of the given asset is not recoverable. When the carrying value of an asset in the statement of financial position exceeds its recoverable value, the Company recognizes an impairment loss in an amount equal to the difference between the carrying value of the asset and its recoverable value, which is the higher of its fair value less selling costs and its value in use (the present value of the estimated future cash flows expected to derive from the use and realization of the asset). For purposes of assessing a decline in value, the assets are allocated to the lowest possible level in respect of which there are separate identifiable cash flows (cash-generating units).

An impairment loss recognized in previous periods may be cancelled only if changes occurred in the estimates used to determine the recoverable value of the asset since the date on which the previous impairment loss was recognized.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

K.	Deferred offering costs

Prior to the effective date of an offering of securities, direct and incremental costs (i.e. accounting, consulting, legal and printing fees) attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering upon completion, unless the offering of securities is not expected to be accomplished and then such direct and incremental costs are charged immediately to operations.

L.	Research and development expenses

Research costs are expensed when incurred. Development expenses are capitalized and recognized as an asset, commencing with the phase during which technological feasibility is achieved, when the company has intentions and the capabilities to complete and use (or sell) the asset, it is expected that the developed asset will generate future economic benefits and the development costs are attributable in a reliable manner.

The intangible asset is not amortized and it is subject to impairment testing once a year or more frequently if there are indications that the existence of possible impairment, until such time as it becomes available for use.

The amortization of the intangible asset commences when the asset becomes ready to its intended use, i.e., in the location and condition it requires in order to operate in the manner intended by management. The asset is amortized using the straight-line method, over the estimated remainder of the useful life span of the product.

An expense in respect of development that does not meet the conditions required to be recognized as an asset, as above, is carried to profit and loss when incurred.

As of December 31, 2022, all of the terms for the capitalization of the development costs as an intangible asset were not met.

M.	Taxes on income

Current taxes

Current taxes reflect the amount of taxes on income that has to be paid / can be recouped in respect of taxable income / the loss for tax purposes in the period. The tax liability / asset in respect of current taxes is determined on the basis of the relevant tax rates and tax laws which were in effect, including tax laws actually enacted until the balance sheet date, as well as on the basis of adjustments required in connection with the tax liability in respect of prior years.

Deferred taxes

Deferred taxes are computed as to differences between the amounts included in the financial statements and amounts taken into consideration for income tax purposes.

Deferred taxes were computed at the tax rates expected to apply when the deferred taxes are realized, based on the tax laws in effect as of the reporting date. The amount of the deferred taxes presented in profit or loss derives from changes that occurred in these balances during the current year (except for taxes deriving from the initial recognition of a business combination and taxes attributed to transactions or items recognized directly in shareholders’ equity). Deferred taxes balance is recognized within the limit of the amount of expected taxable income against which the deferred taxes can be utilized.

As of December 31, 2022, the Company did not recognized deferred tax assets since their utilization is not expected in the foreseeable future.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

N.	Revenue recognition

The Company has been implementing IFRS No. 15, Revenues from contracts with customers (“IFRS 15”) which sets out two major approaches in respect of revenue recognition, whereby the revenue will be recognized over time or at a specific point in time, and it includes five stages in the analysis of transactions, in order to determine the timing of the revenue recognition and the amount thereof:

-	Identifying the contract with a customer

-	Identifying separate performance obligations in the contract

-	Determining the transaction price (regarding which IFRS 15 sets out principles regarding taking into account variable consideration components, non-cash considerations, significant financing components, etc.)

-	Allocating the transaction price to separate performance obligations, based on the relative stand-alone selling prices

-	Recognizing revenue when/as performance obligation(s) are satisfied, over time or at a point in time, as applicable.

Revenues are recognized when the customer achieves “control” over the goods or the services. The revenue is measured on the basis of the amount of the consideration to which the entity expects to be entitled in return for goods or services promised to the customer and it does not include amounts collected on behalf of third parties.

At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

-	a good or service (or a bundle of goods or services) that is distinct; or

-	a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

If it is determined that the promised good or service is not distinct, the entity shall combine it with other promised goods or services until a bundle of goods or services that is distinct is identified.

The Company determines at the time of the signing of the contract, in respect of each performance obligation, whether the performance obligation is satisfied over time or at a point in time.

The Company assesses whether warranty that was promised to the customer as part of the contract provides the customer with the assurance that the relevant item meets the specification agreed to between the parties or alternatively, constitutes a distinct service in respect of which the Company has a separate performance obligation. As part of this, the entity takes into account various considerations including inter alia whether the customer is offered the option of purchasing a separate warranty, whether the warranty is required by law, the length of the warranty period and the essence of the actions that the Company undertook to perform within the warranty period.

The warranty issued to the customers on the variety of the Company’s products provides the customer with assurance that the item supplied meets the characteristics and the specification that were agreed upon between the parties and, accordingly, does not constitute a distinct performance obligation.

Revenues from selling products are recognized at a point in time, on the date on which control over the sold good transfers to the buyer. This usually occurs on the date of delivery (once installation has been completed).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

O.	Financial assets

The classification of financial assets is based on the Company’s business model used for the management of financial assets and on the forecasted cash flow characteristics of the financial asset.

Financial assets are classified upon initial recognition into one of the classification categories set out in IFRS No. 9, Financial Instruments (“IFRS 9”). Financial assets are reclassified if and only if a change has occurred in the Company’s business model.

Investments in debt instruments measured at amortized cost

Debt instruments measured at amortized cost are debt instruments that meet the following two cumulative conditions: the Company’s business model is to hold the financial asset for purposes of collecting contractual cash flows expected to derive therefrom and, the contractual characteristics of the financial asset define cash flows relating to payments of principal and interest, at denominated dates, in respect of the as yet unpaid principal balance. These are measured upon initial recognition at their fair value, plus transaction costs. Subsequent to initial recognition, such assets are recognized at amortized cost, on the basis of the effective interest method, net of credit losses.

During the reported periods, the Company did not hold any investments in debts instruments.

P.	Impairment of financial assets

The Company recognizes a provision for loss under the “Expected Credit Loss Recognition Model” for financial debt assets that are not measured at fair value through profit and loss, distinguishing between the following two situations:

1.	Financial instruments regarding which there has not been a significant increase in their credit risk since the date of their original recognition or cases in which the credit risk is low - the provision to be recognized shall take into account expected credit losses in twelve-month period following the reporting date, or

2.	Financial instruments regarding which there has been a significant increase in their credit risk since the date of their original recognition and the credit risk in respect thereof is not low - the provision to be recognized shall take into account expected credit losses over the remaining life span of the instrument.

For purposes of implementing the abovementioned principle, the Company assesses at each reporting date whether the credit risk of the financial instrument increased significantly from the initial recognition date and, as part of the above, use is made of reasonable and established information that can be obtained without exaggerated cost or effort.

The amount of the forecasted credit losses is recognized in profit and loss. The forecasted credit losses in respect of customers (the provision for doubtful debts) are presented as part of the item entitled “general and administrative expenses”.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

Q.	Financial liabilities

Financial liabilities are recognized in the statement of financial position if and only if the Company becomes a party to the contractual provisions of the instrument.

1.	Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost are recognized initially in the financial statements on the basis of fair value, less direct transaction costs, if any. Subsequent to initial recognition, these financial liabilities are measured at amortized cost, using the effective interest method, which also takes into account direct costs. The effective interest is recognized in profit and loss as financing expenses. Financial liabilities that are linked to the ICPI or to the exchange rate are measured at amortized cost and are re-measured each period on the basis of the rate of change of the index or the exchange rate, as applicable.

2.	Financial liabilities measured at fair value through profit and loss

This group includes financial liabilities that are designated by the Company’s management upon initial recognition as financial liabilities presented at fair value through profit and loss if they are qualified to such designation (e.g., certain warrants that were issued by the Company to investors through an U.S. IPO transaction). See also Note 2S below.

Financial liabilities in this category are presented at fair value at each reporting date. Changes in fair value are carried to profit and loss, except for the change in fair value of a financial liability measured at fair value through profit and loss that can be attributed to changes in the credit risk of the liability which is presented as part of other comprehensive income (loss), unless such treatment will generate on accounting matching in profit and loss. Such amounts are not reclassified to profit and loss in subsequent periods. Transaction costs are carried to profit and loss when incurred.

R.	Derecognition and offsetting of financial instruments

1.	Derecognition

Financial assets

A financial asset is derecognized when:

●	The contractual rights to cash flows from the financial asset have expired; or

●	The Company transfers the financial asset which qualifies for Derecognition.

If the Company did not substantially transferred all of the risks and rewards deriving from ownership of the transferred asset, but all of the risks and rewards were not remained with the Company, and the Company retained control over the transferred asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement therein.

Financial liabilities

A financial liability is derecognized when the liability is settled, i.e., when the obligation defined in the contract has been repaid, cancelled or it expired.

2.	Offsetting financial instruments

Financial assets and financial liabilities are presented in the statements of financial position at a net amount only when the Company has an enforceable legal right of offset and there exists the intention to settle the asset and the liability on a net or simultaneous basis. An enforceable legal right to offset exists when it can be enforced at any time, both during the normal course of business and in the event of insolvency, and when it is not contingent on any future event.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

S.	Embedded derivative financial instruments not used for hedging purposes

Derivatives embedded in a host contract that is a financial asset subject to IFRS 9 are not separated from the host contract. Rather the hybrid contract in its entirety is measured at amortized cost or fair value through profit and loss, based on the criteria for the classification of financial assets, i.e., subject to the entity’s business model and the contractual cash flows of the host contract.

When the host contract is not an asset that is subject to IFRS 9, the embedded derivative is separated from the host contract and is accounted for as a financial derivative, if and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative meets the definition of a derivative and the hybrid instrument in its entirety is not measured at fair value through profit and loss (e.g., when it is eligible to be designated for measurement at fair value through profit and loss).

Changes in the fair value of derivative financial instruments and embedded derivatives that were separated, as above, are regularly carried to profit and loss as financing income or expenses, as applicable.

T.	Settlement of financial liabilities through equity instruments

In cases in which a partial or full settlement is made of financial liabilities through equity instruments, the equity instruments transferred to the holder of the financial liability are measured at the fair value of the equity instrument if it is possible to estimate the fair value reliably. In cases in which it is not possible to estimate the fair value reliably, the measurement of the equity instruments is carried out on the basis of the fair value of the financial liability being settled (or a part thereof), at the date of settlement. The difference between the fair value of the equity instruments used to settle the financial liability being settled and the carrying value of the liability is carried to profit and loss.

U.	Issuance of financial instruments as part of a package

At the closing date, the Company allocated total gross proceeds to the issuance components as follows: (i) as the warrants were determined to be classified as a financial derivative liability, the Company has initially recognized them at fair value and based an average quoted market price of four business days of these warrants, (ii) the amount allocated to the ADS issued and ADS to be issued under the pre-funded amount which are eligible to equity classification was calculated as the difference between the total gross proceeds received and the fair value of the warrants issued at the closing date (i.e residual amount).

Incremental and direct issuance costs were allocated to the components based on the same proportion as the allocation of the gross proceeds. The portion of issuance costs that was allocated to the warrants was recognized immediately as finance expenses in the condensed statement of comprehensive loss and the portion of issuance costs related to the ADS and pre-funded warrants was deducted from additional-paid in capital.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

V.	Derivative Warrants Liability

Certain warrants that were issued by the Company to investors through an U.S. IPO transaction (see also Note 12C8) are exercisable into a number of ADS with a fixed exercise price which is denominated in U.S. dollar currency which is different from the functional currency of the Company (New Israeli Shekels) and are also might be exercisable to a variable number of shares due to the existence of cashless exercise mechanism under certain circumstances. Accordingly, such warrants are considered as a current financial liability classified under ‘Fair value through profit or loss’ category (FVTPL). The fair value of the liability was determined at level 1 in the fair value hierarchy based on the quoted market price of the warrants. Changes in the estimated fair value of the outstanding warrants are recognized each reporting period in the profit and loss as part of the financing expenses, until such warrants are exercised or expired.

W.	Employee benefits

1.	Liability in respect of pensions and severance pay

Pursuant to Israeli labor laws and labor contracts and in accordance with Company practice, the Company is required to make severance payments to employees who are terminated and, under certain circumstances, to employees who resign or leave on their own initiative.

The liability of the Company in respect of post-employment benefits is accounted for as a defined contribution plan. The Company has defined contribution plan in accordance with section 14 of Israel’s Severance Pay Law - 1963. The actuarial and economic risks in respect of this plan are not borne by the Company. Under this plan, during the employment period, the Company makes regular payments to an independent entity, without the Company having any legal or implied obligation to make any additional payments in the event that sufficient amounts have not been accrued in the plan. Deposits in a defined contribution plan are included as an expense when the amount is deposited in the plan, concurrent with the receipt of the work services from the employee and no additional amount need be provided for in the financial statements. The Company regularly deposits money in respect of its liabilities to make severance payments to part of its employees in pension funds and insurance companies.

The following tabular represents amounts paid with its defined contribution plan:

	Year ended December 31,
	2022	2021	2020
Expenses in respect of defined contribution plans	1,260	930	898

2.	Short-term employee benefits

Short-term employee benefits include salaries, vacation pay, recreation pay and deposits to the National Insurance Institute (Social Security) if they are expected to be settled within 12 months following the end of the annual reporting period in which the employee renders the relevant services. Such benefits are recognized as an expense concurrently with the receipt of the work services. Provisions in respect of such liabilities that have not yet been paid are measured on a non-discounted basis.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

X.	Liability in respect of government grants

Government grants in respect of a research and development project received from the Israeli Innovation Authority (IIA) are recognized as a liability when received and are measured at fair value as of the receipt date, unless at that date, it is reasonably assured that the amount received will not be refunded. Amounts paid as royalties to the IIA in succeeding periods are treated as a settlement of a financial liability. The difference between the amount of the grant received and the fair value of the liability on the recognition date is accounted for as a government grant and, accordingly, it is carried to profit and loss under the item entitled “Research and Development Expenses”. The liability amount is reassessed in each period, with any changes in the present value of the cash flows discounted by the original interest rate that was used in the recognition of the liability of the grant being carried to profit and loss. Under circumstances in which management determines in subsequent periods that there is reasonable assurance that the grant will not be refunded, the liability is derecognized, on that date, to profit and loss under the item entitled “Research and Development Expenses”.

Y.	Advertising expenses

Costs of advertising, sales promotion and marketing are expensed at the date on which the Company is given access to the advertising products or when the service is rendered to the Company.

Z.	Provisions for legal suits

The Company includes in its financial statements provisions in respect of legal suits if the Company has a legal or constructive obligation to expend economic resources as a result of past events, if it is more likely than not that the Company will have to expend economic resources to settle the obligation and the amount of the obligation can be reliably estimated.

Provisions which meet the conditions for recognition are measured on the basis of the present value of management’s best estimate of the cash flows expected to be required to settle the obligation, as of the Statement of Financial Position date. The discount rate for purposes of calculating the present value is pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

AA.	Leasing

At inception date of the agreement, the Company determined whether the agreement is a lease or whether it contains a lease. An agreement contains a lease if it conveys the right to control the use of an identifiable asset for a period of time in exchange for consideration. In order to ascertain whether the agreement transfers the right to control the use of an identifiable asset, the Company evaluates whether for the duration of the usage period, it has the right to obtain, all of the economic benefits from the use of the identifiable asset, as well as the right to direct the use of the identifiable asset.

Lease term is the non-cancellable period of the lease, plus periods covered by options to extend that the lessee is reasonably certain to exercise, and options to terminate that the lessee is reasonably certain not to exercise.

The Company presents in its statement of financial position leasing transactions by recognizing an asset that reflects a “right of use”, against a liability in respect of leasing which is initially measured at the present value of the future leasing payments, discounted at the interest rate implicit in the lease, or at the lessee’s incremental borrowing rate if the interest rate implicit in the lease cannot be easily determined.

As part of future leasing payments, the Company includes fixed payments and variable payments linked to index or rate. In subsequent periods, the lease liability is measured at the present value of the future leasing payments discounted at the lessee’s incremental borrowing rate as of the date of the agreement. If necessary, the balance of the leasing liability is remeasured on a regular basis in order to reflect changes in future leasing payments as a result of changes in the Index.

Right of usage assets are initially measured at cost, which includes the amount of the initial measurement of the liability, pre-paid leasing payments, and direct costs incurred in the lease. In subsequent periods, usage right assets are measured by the cost model, less accumulated depreciation and less accrued impairment losses which have been adjusted to reflect any remeasurements of the leasing liability. Usage right assets are depreciated on the straight-line method over the shorter of the leasing period or the useful lifespan of the asset.

The annual average depreciation rate of the right-of-use assets is as follows:

%
Office buildings	25

Regarding short-term leases (leases with a leasing period of less than 12 months), the Company implemented the practical exception granted in IFRS No. 16, Leases (“IFRS 16”), whereby such leases are accounted for as an expense on a straight-line basis over the balance of the leasing period or on some other systematic method.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

AB.	Share-based compensation

Share-based compensation transactions that are settled by equity instruments that were executed with employees or others who render similar services, are measured at the date of the grant, based on the fair value of the granted equity instruments. The vesting conditions, except for market conditions, are not taken into consideration in estimating the fair value, rather by adjusting the number of equity instruments included in the measurement of the transaction amount. Such amount is recognized as an expense against a concurrent recording in equity, over the period in which the employees’ right to exercise or receive the equity instruments has vested.

The expense in respect of a share-based payment relating to grants contingent upon vesting conditions that are not market conditions is adjusted at the end of each reporting period in order to reflect the number of the equity instruments expected to vest. Grants contingent upon vesting conditions (that are not market conditions) which are not met, are not recognized as an expense. Amounts recognized in respect of grants that vested are not cancelled even if the grant is subsequently expired, unexercised or forfeited.

Share-based payment transactions settled by equity instruments executed with other service providers that are not employees are usually measured at the date the services or the goods were received, based on the estimated fair value of the services or goods received, unless their value cannot be reliably estimated. In such a case, the transaction is measured by estimating the fair value of the granted equity instruments. This amount is carried as an expense or is capitalized to the cost of an asset, based on the nature of the transaction.

In the event of a modification of a grant settled by an equity instrument, an additional expense is recognized in respect of any change that increases the total fair value of the share-based payment, with an assessment of such additional expense being carried out by comparing the fair value of the grant immediately prior to the change and immediately after the change.

Cancellation of grant settled by an equity instrument is accounted for as an accelerated vesting. Therefore, the balance of the unrecognized expenses in respect of the grant will be immediately recognized. Notwithstanding, if the grant that was cancelled is replaced by a new grant that is designated to be a replacement grant, the cancelled grant and the new grant are accounted for as a modification of the grant.

AC.	Loss per share

The basic loss per share is calculated by dividing the loss attributed to the shareholders of the Company by the weighted average number of ordinary shares outstanding during the period and, if necessary, after deducting shares held by the Company.

For purposes of calculating the diluted loss per share, the loss attributed to the ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding are adjusted in respect of the possible impact of potential ordinary shares that may derive from the exercise or conversion of convertible financial instruments in respect of which there is a dilutive effect.

AD.	Operating cycle

The operating cycle of the Company is one year. Taking this into consideration, current assets and current liabilities include items that are designated and expected to be realized within the normal operating cycle of the Company.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

AE.	A summary of new reporting standards not yet effective

1.	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures.

The Amendment requires companies to disclose their material accounting policy information rather than their significant accounting policies.

The amendment also defines what is ‘material accounting policy information’ and explains how to identify when accounting policy information is material. The amendment further clarifies that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

The Amendment to IAS 1 is applicable for annual periods beginning on or after 1 January 2023. According to amendment provisions, early adoption is permitted.

The Company is currently evaluating the effects of adopting the Amendment to IAS 1 on its financial statements.

2.	Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’.

The amendments to IAS 8 clarify how entities should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events, and also to present events and present transactions.

The Amendments to IAS 8 will be applied retrospectively for annual periods beginning on or after January 1, 2023. According to provisions of the Amendments, early adoption is permitted. Initial application of Amendments to IAS 8 is not expected to have material impact on the Company’s financial statements.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Significant accounting policies (Cont.)

AE.	A summary of new reporting standards not yet effective (Cont.)

3.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

The Amendment replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, unless when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data.

4.	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted. Earlier application is permitted.

The Company is currently assessing the impact of the amendments.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Significant accounting estimates and considerations

The accounting estimates and assumptions that were used in the preparation of the financial statements are tested on a regular basis and are based on past experience and other factors, including future events, the occurrence of which is reasonably expected to occur in view of existing circumstances. The Company makes estimates and assumptions regarding future events or conditions. By their very nature, it is rare that such accounting estimates will be identical to actual results. The estimates and assumptions that reflect the highest exposure to material changes in the amount of assets and liabilities in the following year are set out below:

A.	Research and development expenses

Development expenses are capitalized and recorded as an asset, commencing with the phase during which technological feasibility is achieved, when the company has intentions and the ability to complete and use (or sell) the asset, it is expected that the developed asset will generate future economic benefits and it is possible to estimate the development costs in a reliable manner. In determining whether an expense qualified for capitalization, management estimates the cash flows expected to derive from the asset, the timing of such flows, the discounting rates and the expected benefit period. As noted in Note 2L above, as of December 31, 2022, management determined that the aforesaid conditions were not met and thus development costs were not capitalized.

B.	Leasing transactions

Determining the leasing period - In determining the leasing period, the Company takes into consideration the non-cancellable period of the lease, plus periods covered by options to extend that the lessee is reasonably certain to exercise, and options to terminate that the lessee is reasonably certain not to exercise.

Discount rate in respect of leasing liabilities - The Company discounts the leasing payments using its incremental interest rate which is based on the interest rate that it would have to pay in order to borrow amounts needed to obtain an asset of a value similar to the usage right asset for a similar period, providing similar collateral and in a similar economic environment.

For additional information regarding a leasing transaction, see Note 8 below.

C.	Liability in respect of government grants

Government grants in respect of a research and development project are recognized as a liability and are measured at their fair value as of the receipt date, unless at that date, it is reasonably assured that the amount received will not be refunded. In determining these assumptions, management makes use of a forecast regarding revenues expected to derive from the items in respect of which the grants were received and the royalties that have to be paid in respect thereof. There exists a degree of uncertainty in respect of the estimated future cash flows, timing of such cash flows and estimate of the discount rate used in determining the amount of the liability. See also Note 10 below.

D.	Share-based payments

The Company evaluates the fair value of share-based payments to employees and other parties rendering similar service, at the grant date, using a Black and Scholes model which include assumptions that include the Company’s share price, the expected share price volatility, the risk-free interest rate, the expected dividend and the expected option term. In addition, upon grant of options to non-employees, the Company is required to estimate the fair value of the services received under agreements.

For evaluating of share-based payments to be recognized, inter alia, management assess the estimated number of options expected to be vest. See also Note 13 below.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 4 - Cash and cash equivalents

Composition:

	As of December 31,
	2022	2021
Cash in new Israeli shekels	11,566	6,152
Cash in foreign currency	7,674	2,531
	19,240	8,683

Note 5 - Other current assets

Composition:

	As of December 31,
	2022	2021
Current:
Governmental institutions	594	621
Advances to suppliers	79	269
Prepaid expenses	343	64
Employees and others	-	205
	1,016	1,159
Non-current:
Deferred offering costs (see Note 2K above)	-	1,155

Note 6 - Inventory

Composition:

	As of December 31,
	2022	2021
Raw materials	1,133	123
Finished goods	893	702
	2,026	825

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 7 - Property and equipment, net

A.	Composition and changes in 2022

	Computers	Office furniture and equipment	Leasehold improvements	Total
Cost
At January 1, 2022	248	66	66	380
Additions	62	-	-	62
At December 31, 2022	310	66	66	442
Accumulated depreciation
At January 1, 2022	113	20	9	142
Depreciation	70	5	7	82
At December 31, 2022	183	25	16	224

Depreciated cost:
At December 31, 2022	127	41	50	218

Composition and changes in 2021

	Computers	Office furniture and equipment	Leasehold improvements	Total
Cost
At January 1, 2021	129	58	49	236
Additions	119	8	17	144
At December 31, 2021	248	66	66	380
Accumulated depreciation
At January 1, 2021	63	15	3	81
Depreciation	50	5	6	61
At December 31, 2021	113	20	9	142

Depreciated cost:
At December 31, 2021	135	46	57	238

B.	Depreciation period and depreciation method

In respect to depreciation period and the depreciation method, see Note 2I above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 8 - Leasing

A.	On March 4, 2020, the Company signed a rental agreement pertaining to a building and a number of parking spaces, for a period of 48 months, commencing from the date of transfer of the rented property (the “Rental Agreement” and “Initial Rental Period”, respectively), for a monthly payment of NIS 25, linked to the ICPI, in accordance with the payment dates set out in the Rental Agreement, plus value added tax. In addition, the Company was granted an option to extend the rental period for another two years, commencing from the end of the Initial Rental Period. In addition, as part of the terms of the lease, the Company was required to make a deposit of NIS 110, restricted as to withdrawal, in order to guarantee its compliance with the terms of the commitment.

In accordance with the provision of IFRS 16, Leasing,, the Company recognized a right of usage asset in an amount of NIS 1,029, measured in the accounting records at an amount equal to the leasing liability (using a discount rate of 5%).

As part of the leasing period, the Company took into account only the Initial Rental Period as the realization of the option to extend the period was not considered as reasonably certain.

B.	In March 2021, the Company entered into an addendum to the Rental Agreement as noted in paragraph A above (the “Addendum”), under which the Company rented additional space and a storage room, for a monthly rent of NIS 14, linked to ICPI in accordance with payment dates as set out in the Rental Agreement, plus VAT. All of the other terms of the Addendum are identical to those of the Rental Agreement.

Taking into consideration that the consequences of the Addendum constitute an amended lease that increases the scope of the lease by adding rights to use additional space and consideration that is in line with the scope of the increase in space, these consequences were accounted for as a change in the lease and were accounted for as a separate lease as of the date on which the amended lease went into effect. Accordingly, the Company measured the addition to the rental liability at the present value of the payments relating to the new space by discounting the additional rental payments using the Company’s incremental interest rate as of the date the addendum went into effect, determined to be a rate of 5%. As a result, there was an increase in the rental liability in an amount of NIS 532 which was recognized as an increase in the right for usage asset.

In addition, as part of the terms of the Addendum, the Company updated the deposit that is restricted as to withdrawal to an amount of NIS 187 (linked to Consumer Price Index) (in lieu of the original deposit which amounted to NIS 110), in order to guarantee its compliance with all of the terms of the Rental Agreement. As of December 31, 2022, the deposits restricted as to withdrawal balance amounted to NIS 201.

As part of the Addendum and in connection with the balance of the term of the lease, only the period of the original lease was taken into consideration (as defined in the Rental Agreement) due to the fact that the exercise of the extension option was not assessed as being reasonably certain.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 8 - Leasing (Cont.)

C.	Right for use asset

Changes in 2022:

Office building
Cost
Balance as of January 1, 2022	1,562
Additions	-
Balance as of December 31, 2022	1,562
Accumulated amortization
Balance as of January 1, 2022	570
Additions	425
Balance as of December 31, 2022	995

Amortized cost as of December 31, 2022	567

Changes in 2021:

Office building
Cost
Balance as of January 1, 2021	1,030
Additions	532
Balance as of December 31, 2021	1,562
Accumulated amortization
Balance as of January 1, 2021	172
Additions	398
Balance as of December 31, 2021	570

Amortized cost as of December 31, 2021	992

D.	Amortization period and amortization method

In respect to amortization period and amortization method, see Note 2AA above.

E.	Amounts recognized in profit and loss:

	Year ended December 31,
	2022	2021	2020
Amortization of the right for use asset	425	398	171
Interest expense in respect of leasing	43	61	33

F.	Analysis of contractual payment dates of leasing liability at December 31, 2022:

Up to a year	467
Between 1-2 years	206
Total (undiscounted)	673

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Other current liabilities

Composition:

	As of December 31,
	2022	2021

Employees and salary-related institutions	1,515	1,184
Accrued expenses (*)	1,307	1,266
Others	50	72
	2,872	3,522

(*)	Includes balance of NIS 113 and NIS 90 in respect of management fees to related party as of December 31, 2022 and 2021, respectively (see Note 17A below).

Note 10 - Liability in respect of government grants

Since the Inception Date, the Company has been receiving grants in respect of participation in research and development from the IIA, in a total amount of NIS 1.7 million. In return, the Company undertook to pay royalties at a rate of 3% - 3.5% of the revenues to derive from the know-how and technology to be developed as part of the projects in respect of which such financing was received. The liability amount is linked to the U.S. dollar and bears interest at LIBOR rate.

The Company recognized a liability in respect of these grants at the date of initial recognition in an amount equal to the fair value of the liability, based on the present value of the royalty payments to be paid to the Innovations Authority as a percentage of sales, discounted at a discount rate of 20%, as assessed by the Company’s management on the basis of an independent third-party valuation. The difference between the amount of the grant received and the amount recognized as a liability, as above, was carried to profit and loss against research and development expenses. During the years ended December 31, 2021 and 2020, an amount of NIS 244 and NIS 134, respectively, was recognized in profit or loss, as grants.

The following tabular represents the changes in liability in respect of government grants in the reported periods:

	Year ended December 31,
	2022	2021	2020

Balance as of January 1,	1,168	802	519
Fair value of liability related to government grants received	-	345	237
Adjustment of the liability in respect of government grants in respect of value of time and exchange rate differentials	86	31	56
Royalties payable to the Innovations Authority	-	(10)	(10)
Balance as of December 31,	1,254	1,168	802

	December 31,
	2022	2021

Current liability	335	109
Non-current liability	919	1,059
Balance as of December 31,	1,254	1,168

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 11 - Commitments

A.	CEO service agreement

On February 24, 2020, a Consulting Agreement was signed by the Company and Mr. Uri Gilboa (the “Consulting Agreement” and “Mr. Gilboa”, respectively). The Consulting Agreement was in respect of rendering Chief Executive Officer (“CEO”) services and its major provisions were as follows:

1.	Defining the position, powers and subordination

1.1	Mr. Gilboa was appointed to the full-time position of Company CEO, under which, inter alia, Mr. Gilboa will be responsible for the ongoing management of the Company, including but not limited to, relations with investors, relations with the various authorities regarding the Company’s operations, relations with financial institutions that accompany the operations of the Company and with their various consultants, as well as additional activities, all as demanded from time to time by the Company’s board of directors (the “Services” and “Board of Directors”, respectively).

1.2	During the entire period in which Mr. Gilboa will fulfill his position as the Company’s CEO and render the services under the Consulting Agreement, Mr. Gilboa will report directly to the Company’s Board of Directors.

2.	The appointment of Mr. Gilboa as the Company’s CEO became effective September 1, 2019 and the Consulting Agreement will continue being in effect until termination, as defined in the Consulting Agreement.

3.	Remuneration and fringe benefits

3.1	Mr. Gilboa is entitled to a monthly amount of NIS 60 plus VAT. Such payment includes all payments that are due to the Mr. Gilboa in respect of fulfillment of CEO position, including services rendered outside of normal working hours, including days of rest.

3.2	Mr. Gilboa is entitled to receive reimbursement of reasonable expenses incurred to fulfill his CEO position. The reimbursements will be paid against receipts or other document in accordance with the Company’s procedures.

3.3	Mr. Gilboa is entitled to insurance coverage, indemnification and exemption from liability, as is customary practice regarding senior officer and directors.

4.	In 2020, Mr. Gilboa was granted 232,000 non-negotiable options exercisable into ordinary shares over 4-years period based on a vesting schedule which may be subject to acceleration upon occurrence of events set out in the Consulting Agreement. See Note 13 below.

5.	Mr. Gilboa will be entitled to annual bonus of up to total amount of NIS 360 or higher amount, at the discretion of the Company’s Board of Directors and subject to provisions of the remuneration policy in effect from time to time. During the year ended December 31, 2020, the CEO was entitled to award of NIS 360.

On February 16, 2021, the Company’s shareholders approved to update the employment terms of Mr. Gilboa, to be effective from September 1, 2020 over 3-years period. These terms included: (1) monthly compensation of NIS 90, plus VAT, to be updated annually by 12%, subject to the approval of the Company’s Board of Directors; (2) annual contingent bonus for each year in which Mr. Gilboa rendered management services to the Company, in an amount of up to 6 monthly salaries, as shall be in effect at that time, subject to discretion of the Company’s Board of Directors and subject to provisions of the remuneration policy in effect from time to time; (3) grant of 126,000 options exercisable into the same number of ordinary shares, at an exercise price of NIS 36 per share, to vest over a 4-years period. For more information, see Note 17 below.

B.	Leasing transaction - see Note 8 above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 12 - Share capital and reserves

A.	Composition of share capital

	December 31
	2022		2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Ordinary shares, par value NIS 0.01 each	100,000,000	27,780,896	100,000,000	7,984,706

B.	Rights attached to the ordinary shares

The ordinary shares of the Company grant the holders thereof the right to participate and vote in shareholders meetings, the right to receive a dividend, as declared, the right to participate in distributions of bonus shares and the right to participate in the distribution of the assets of the Company upon liquidation.

C.	Changes in the issued and outstanding capital

	2022	2021	2020
	Ordinary shares	Ordinary shares	Ordinary shares	Non-redeemable seed shares
Balance as of January 1	7,984,706	7,696,626	907,750	1,910,869

Receipts on account of seed shares not yet allotted (1)	-	-	-	614,149
Private placement transaction of units consist of ordinary shares and a financial derivative in respect of hedging mechanism (2)	-	-	277,108	-
Conversion of seed shares to ordinary shares (4)	-	-	2,525,018	(2,525,018)
Conversion of bridge investment into ordinary shares (2)	-	-	1,560,182	-
Allotment of ordinary shares through private placement transaction (3)	-	-	39,963	-
Allotment of ordinary shares through Israeli IPO (4)	-	-	1,585,400	-
Allotment of ordinary shares as part of a shelf prospectus (5)	-	-	774,194	-
Shares issued upon exercise of options (6)	-	-	27,011	-
Conversion of non-registered rights into ordinary shares (7)	-	288,080	-	-
Allotment of ADS and prefunded warrants through U.S. IPO (8)	15,750,885	-	-	-
Allotment of ADS through private placement transaction (9)	4,045,305	-	-	-
Balance as of December 31	27,780,896	7,984,706	7,696,626	-

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 12 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(1)	On January 7, 2020, the Company completed a fundraising round of a gross amount of NIS 2,443 (an amount of NIS 2,402 out of which was received in 2019 and recorded as part of receipts on account of shares since it referred to a fixed number of shares) and in consideration, the Company issued 614,149 seed 2 shares, par value NIS 0.01 each.

(2)	On February 23, 2020 (the “Closing Date”), the Company entered into an agreement with Mor Provident Funds Ltd. (“Mor”) whereby, in return for an amount of U.S.$1,000,000 (NIS 3,430), 277,108 ordinary shares of the Company were allotted to Mor at a price of U.S.$3.6087 per share (the “Mor Allotted Shares”). In addition, a hedge was given to Mor whereby to the extent that the Company would execute an IPO within the 24-months period following the date of the agreement, and whereby the Company would issue shares to the public at a price which, after deducting 20% from the price, would be less than the price of the Mor allotted shares, the Company would issue to Mor ordinary shares of a number that is equal to the difference between the issuance price less 20% and the price of the Mor allotted shares (the “financial derivative in respect of a price protection mechanism”).

As part of the valuation work which was carried out by an independent third-party appraiser at the date of the transaction, similar to the manner of allocation of consideration components of the issuance of a securities package, the total consideration received by the Company was first allocated to a financial derivative in respect of the price protection mechanism which constituted a financial liability that is measured initially and in subsequent periods at fair value through profit and loss in accordance with the provisions of IFRS No. 9, Financial instruments (the liability was classified as level 3 in the fair value hierarchy). The remaining amount was attributed to the allotted shares in accordance with the “residual approach”.

Pursuant to the above, at the initial recognition date the consideration received was allocated to identified components which were divided by the independent third-party appraiser was as follows:

Fair value at Closing Date
Financial derivative in respect of price protection mechanism (A)	600
The allotted shares (B)	2,830
Total consideration	3,430

(A)	The estimated fair value of the component of the financial derivative in respect of a price protection mechanism as of the transaction date was calculated using a Black and Scholes model. The parameters used in the fair value calculation using the aforementioned model are as follows:

As of Closing Date

Standard deviation	49.5%
Risk-free interest rate	1.53%
Probability for issuance	50%
Life span in years	0.5

(B)	As of the allotment date, the effective price per share was NIS 10.212.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 12 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(2)	(Cont.)

In June 2020, the Company completed a prospectus that was issued to the public, as part of which the shares of the Company were listed for trade on the Tel Aviv Stock Exchange at a price of NIS 16.4 per share (see clause 4 below) which, after deducting 20%, is more than the price of the fundraising in the Mor transaction and, accordingly, there was no need to implement the price protection mechanism. Thus, the aforesaid price protection mechanism expired and accordingly, the entire amount that was allocated to the value of the financial derivative in respect of a price protection mechanism, in an amount of NIS 600, was carried to profit and loss as part of financing income in 2020.

In addition, upon completion of the fundraising transaction with Mor, all the then outstanding bridge investments were fully converted into a number of 1,560,182 ordinary shares for total amount of NIS 15,932.

(3)	On May 24, 2020, the Company’s Board of Directors approved that the Company amend an investment agreement that was originally signed on April 28, 2020 with Unicorn Technologies, Limited Partnership (“Unicorn”), whereby two partners of Unicorn are interested parties of the Company, whereby in consideration for an investment amount in the Company of U.S.$180,000 (NIS 630), 39,963 ordinary shares of the Company were issued to Unicorn, at a price of U.S.$4.5042 per share.

(4)	In June 2020, the Company completed a fundraising round based on a prospectus that was issued through an Israeli IPO, under which the Company raised a gross amount of NIS 26 million from the issuance of 1,585,400 ordinary shares, par value NIS 0.01 each, at a price of NIS 16.4 per share. The total direct issuance costs amounted to NIS 2.3 million.

Upon completion of the Israeli IPO, all outstanding seed shares were fully converted into ordinary shares.

(5)	On November 16, 2020, the Company completed fundraising round based on shelf prospectus through public offering, under which the Company raised a gross amount of NIS 21.6 million from an issuance of 387,097 units which consist of 774,194 ordinary shares of the Company, par value NIS 0.01 each, and 387,097 warrants (series 1), at a price of NIS 55.8 per unit. Each warrant is exercisable into one ordinary share at an exercise price of NIS 38 (subject to standard adjustments) per warrant, over a period of 24 months ending November 18, 2022 (inclusive). The total direct issuance costs amounted to NIS 0.7 million.

(6)	During the year ended December 31, 2020, 27,011 options were exercised into an identical number ordinary shares in consideration of NIS 96.

(7)	In February 2021, service provider exercised 288,080 non-registered rights into an identical number of ordinary shares of the Company, for no consideration.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 12 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(8)	As noted in Note 1B above, on June 6, 2022, the Company completed an underwritten U.S. IPO under which the Company received gross proceeds of approximately $13 million (approximately NIS 43,441) for issuance of -

A.	Number of 2,941,918 units at a public price of $4.13 per unit, each consisting of (i) ADS and (ii) Warrant exercisable for one ADS over a limited period of 5-years from the issuance date at an exercise price of $5.00 (the warrants are subject to a cashless exercise mechanism upon under certain events) and

B.	Number of 208,282 pre-funded units at a price to the public of $4.129 per pre-funded unit, each consisting of (i) one pre-funded warrant exercisable for one ADS, which were exercisable immediately and may be exercised at any time until exercised in full, at an exercise price of $0.001 (the pre-funded warrants are subject to a cashless exercise mechanism upon under certain events) and (ii) one warrant exercisable for one ADS over a limited period of 5-years from the issuance date at an exercise price of $5.00 (the warrants are subject to a cashless exercise mechanism upon under certain events). It is noted that all of the pre-funded warrants were fully paid at the Closing Date, as defined below, and 208,259 ADS were issued in August 2022.

Each ADS represents 5 ordinary shares of the Company.

In connection with the U.S. IPO, the Company engaged an U.S. underwriter which was granted as part of its compensation upon completion of the U.S. IPO (i) a 45-day Over-Allotment Option to purchase up to an additional 469,654 ADS at an exercise price of $4.129 or pre-funded warrants and/or 469,654 warrants exercisable for the same number of ADS at an exercise price of $0.001 (“Over-Allotment Option”) and (ii) a Representative’s Warrant exercisable for 157,510 ADS at an exercise price of $5.16 per ADS at any time after December 2, 2022 through the close of business day on June 2, 2027. In connection to offering closing, in June 2022, the underwriter partially exercised its Over-Allotment Option to purchase an additional 126,482 warrants exercisable for the same number of ADS for de minimis consideration. The remaining 343,172 Over-Allotment Option has been expired.

Upon satisfaction of customary closing conditions, the closing date of the U.S. IPO was June 7, 2022 (the “Closing Date”).

As the exercise price of the Warrants is determined in foreign currency and as the Warrants might be exercisable to variable number of shares due to cashless exercise mechanism, the Warrants were accounted for as a derivative financial liability.

Moreover, the Company received substantially all of the pre-funded warrant’s proceeds upfront (without any conditions) as part of the pre-funded warrant’s purchase price and in return the Company is obligated to issue fixed number of ADS to the holders. Thus, pre-funded warrants were accounted for and classified as additional paid-in capital as part of the Company’s shareholders’ equity.

As the Over-Allotment Option exercisable for ADS, Over-Allotment Option exercisable for pre-funded warrants and/or warrants and the Representative’s Warrant were granted to the underwriter as compensation for its underwriting services rendered in respect to the U.S. IPO, they were accounted for under IFRS 2 “Share-based Payment” in total amount of NIS 5, NIS 588 and NIS 463, respectively. These expenses were estimated at fair value by using Black-Scholes-Merton pricing model in which the assumptions that have been used were as follows: expected dividend yield of 0%; risk-free interest rate of 2.16%-3.11%; expected volatility of 52.92%, exercise period and exercise price based upon the stated terms, ADS price of $2.76 which represents the quoted market price of the average 4 business days following the Closing Date. These expenses were included as part of the incremental and direct issuance costs incurred through the U.S. IPO.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 12 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(8)	Pursuant to the above, at the initial recognition date the gross proceeds received was allocated to identified components as follows:

Fair value at Closing Date

Derivative warrant liability (*)	3,947
Pre-funded warrant and ADS	39,494
Total gross consideration	43,441

(*)	The fair value of the derivate warrant liability was determined and estimated at level 1 in the fair value hierarchy based on the price of the Warrants of $0.3508 which is an average quoted market trading price in the first four business days following the Closing Date.

The total incremental and direct issuance costs amounted to NIS 7,949 (NIS 6,893 of which were cash expense) were allocated to the Warrants (NIS 723) and the ADS (including pre-funded warrants) (NIS 7,226), based on the relative value of such identified instruments at the Closing Date. The portion of issuance costs that was allocated to the Warrants was recognized immediately as finance expenses in profit or loss and the portion of issuance costs related to the ADS (including pre-funded warrant) was deducted from additional paid-in capital.

The following tabular presentation reflects the reconciliation of the fair value of derivative warrant liability during the year ended December 31, 2022:

Year ended December 31,
2022
Opening balance	-
Recognition of fair value of warranted issued at Effective Date	3,947
Warrants issued as result of partially exercised of over-allotment option	158
Revaluation of derivative warrant liability exercisable for ADS	(2,954)
Closing balance	1,151

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 12 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(9)	On December 11, 2022, the Company entered into a Definitive Securities Purchase Agreement (the “Purchase Agreement”) with an Accredited Investor (the “Purchaser”), pursuant to which the Company agreed to sell to the Purchaser an aggregate of 809,061 ADS at a purchase price of $1.854 per ADS (the “Offering”) for total gross proceeds of approximately $1.5 million (approximately NIS 5,141) (the “Proceeds”).

Following to completion of customary conditions, the closing date of the Offering was determined on December 12, 2022 (the “Closing Date”).

In connection with the Offering and pursuant to the Purchase Agreement, the Company also granted registration rights (the “Registration Rights”) to the Purchaser, pursuant to which the Company agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable to register the resale of the ADSs, and to cause such Registration Statement to be declared effective within 45 days of the Closing Date (the “Effectiveness Date”). If the Registration Statement is not declared effective by the SEC by the Effectiveness Date, subject to certain permitted exceptions, the Company would have be required to pay liquidated damages in cash to the Purchaser on a monthly basis up to maximum aggregate liquidated damages equal to 12.0% of the aggregate Proceeds payable to a Purchaser under the Purchase Agreement.

On January 17, 2023 the Company filed a Registration Statement on Form F-1 which was declared effective at January 24, 2023.

The Company received the Proceeds which was recognized in the shareholders’ equity (no amount was required to be allocated to the contingent liquidation damage feature as it was considered with an insignificant value).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share-based payment

A.	Option plan

The Company has adopted the Saverone 2014 Ltd. 2015 Share Incentive Plan (the “Plan”), under which the Company is entitled to grant options, restricted shares and restricted share units to designated participants to purchase ordinary shares of the Company, par value NIS 0.01 each. Under the Plan, options forfeited or cancelled prior to their expiration date, become available for future grants. Unless stipulated otherwise by the Company’s Board of Directors, the unexercised options will expire 10-years period following the grant date. The Plan is subject to article 102 of the Israeli Income Tax Ordinance (New Version) - 1961 (the “Income Tax Ordinance”), as part of the equity track with a trustee. As of December 31, 2022, the Company has 173,481 options available for future grants.

B.	Grants

2020

During the year ended December 31, 2020, the Company’s Board of Directors approved an allotment of 395,804 options, exercisable into shares of the Company, to several grantees, including the Company’s CEO. Each option is exercisable into one ordinary share of the Company, par value NIS 0.01, over a vesting terms set out by the Company’s Board of Directors, against a cash exercise price of between NIS 0.03 - NIS 23.466 per share (subject to standard adjustments). The fair value of benefit in respect of the grant was estimated at an amount of NIS 3,342 which will be carried to profit and loss over the vesting period.

2021

During the year ended December 31, 2021, the Company’s Board of Directors (or the shareholders at a general meeting to the extent that such approval was required) approved an allotment of 140,000 options exercisable into shares of the Company, to several grantees, including the Company’s CEO. Each option is exercisable into one ordinary share of the Company par value NIS 0.01, over a vesting terms as determined by the Company’s Board of Directors, against a cash exercise price of between NIS 25.23 - NIS 36 per share (subject to standard adjustments). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 2,109 which be carried to profit and loss over the vesting period.

2022

During the year ended December 31, 2022, the Company’s Board of Directors approved an allotment of 1,031,000 options exercisable into shares of the Company, to several grantees. Each option is exercisable into one ordinary share of the Company par value NIS 0.01, over a vesting terms as determined by the Company’s Board of Directors, against a cash exercise price of between NIS 1.639 per share (subject to standard adjustments). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 876 which will be carried to profit and loss over the vesting period.

The fair value of the options granted, as above, was estimated using the Black and Scholes model. The parameters used in calculating the model were as follows:

	2022 grants	2021 grants	2020 grants

Price per share	NIS 1.477	NIS 24.1 - 28.5	NIS 5.4 - 29.8
Exercise price	NIS 1.639	NIS 25.2 - 36	NIS 0.03 - 23.466
Expected volatility (%)	46	48	48
Expected term (in years)	10	10	10
Risk-free interest (%)	2.97	1.53	1.53
Expected dividend rate (%)	-	-	-

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share-based payment

B.	Grants (Cont.)

The following table presents additional information relating to the share-based payment under the Plan:

	2022		2021		2020
	Number of options	Weighted average of the exercise price	Number of options	Weighted average of the exercise price	Number of options	Weighted average of the exercise price

Outstanding at the beginning of the year	795,519	10.61	662,501	5.64	301,995	5.77
Granted	1,031,000	1.639	140,000	34.93	395,804	6.40
Forfeited	-	-	(6,982)	21.30	(8,287)	12.12
Exercised	-	-	-	-	(27,011)	1.12
Outstanding at the end of the year	1,826,519	5.74	795,519	10.61	662,501	5.64
Exercisable at the end of the year	651,277	8.81	516,135	6.17	381,173	4.40

As of December 31, 2022, there was NIS 1,114 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense over the requisite service periods, which results in a weighted average period of approximately 2.8 years over which the unrecognized compensation expense is expected to be recognized.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 14 - Notes to the statements of comprehensive loss

A.	Research and development expenses

	Year ended December 31,
	2022	2021	2020
Salary and related expenses (1)	11,297	9,152	7,889
Consulting and professional services	6,498	6,122	1,560
Subcontractors	1,485	1,772	48
Computer maintenance	553	515	325
Office maintenance	396	413	280
Car maintenance	300	347	278
Depreciation and amortization	507	458	205
Others	454	312	142
Less government grants (2)	-	(244)	(134)
Total	21,490	18,847	10,593
(1) Including share-based payment	362	486	564
(2) See Note 10 above.

B.	Selling and marketing expenses

	Year ended December 31,
	2022	2021	2020
Share-based payment (1)	-	1,456	2,044
Salary and related expenses	1,062	437	-
Others	529	538	355
Total	1,591	2,431	2,399

(1)	On August 8, 2019, the Company signed a service agreement with a certain service provider (the “Service Provider”), under which the service provider was required to render advertising services over a period of time and at a monetary value of a defined volume and regarding various issues over a period of 15 months, commencing from October 1, 2019 through December 31, 2020 (the “Agreement”, the “Services” and the “Service Period”, respectively). In return for the Services, the Company undertook, inter alia, to allot to the service provider at the earlier of the end of the utilization by the Company of the Services or at the end of the Service Period shares of the Company which will constitute 6.5% of the issued and outstanding shares of the Company, on a fully diluted basis as was outstanding on April 1, 2019.

The estimated fair value of the Services amounted to NIS 3,500. The Company recognized share-based payment expenses regarding an equity interest settled transaction upon the actual receipt of the Services. Accordingly, advertising expenses were recorded proportionately, whereby they reflect an outline in which the Company made use of the advertising budget agreed upon as part of the Agreement.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 14 - Notes to the statements of comprehensive loss (Cont.)

C.	General and administrative expenses

	Year ended December 31,
	2022	2021	2020
Salaries and related expenses (1)(2)	2,292	2,747	3,115
Consulting and professional services	2,109	1,366	631
Directors fees	424	450	252
Office expenses	81	78	64
Insurance	908	118	55
Others	678	390	305
Total	6,492	5,149	4,422
(1) Including share-based payment	795	1,406	1,785
(2) Including salary of interested parties	1,984	2,457	2,466

Note 15 - Financing income (expenses), net

A.	Components of the financing expenses

	Year ended December 31,
	2022	2021	2020
Adjustment to liability in respect of government grants (1)	(86)	(31)	(56)
Interest in respect of shareholders loans (2)	-	-	(28)
Issuance costs allocated to warrant liability (3)	(723)	-	-
Interest in respect of leasing liability (4)	(43)	(61)	(33)
Exchange rate differentials, bank commissions and miscellaneous	-	(136)	-
Total	(852)	(228)	(117)

(1)	See Note 10 above.

(2)	In January 2020, the Company signed a loan agreement with various shareholders whereby they would grant a loan to the Company in an aggregate amount of NIS 682, at annual interest of between 4.67% - 6%, for a period of 45 days. In June 2020, the Company repaid the loans, plus interest that was added from the date of receipt of the loans. Accordingly, during the year ended December 31, 2020, the Company recorded interest expenses in an amount of NIS 28.

(3)	See Note 12C8 below.

(4)	See Note 8 above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 15 - Financing expenses, net (Cont.)

B.	Components of the financing income

	Year ended December 31,
	2022	2021	2020
Revaluation of liability in respect of a price protection mechanism (1)(2)	-	-	667
Revaluation of liability in respect of a Bridge Investment (3)	-	-	3,240
Revaluation of derivative warrant liability (See Note 12C8)	2,954	-	-
Exchange differences	2,060	-	-
Interest in respect of bank deposits	85	3	-
Total	5,099	3	3,907

(1)	See Note 12C2 above.

(2)	Further to the information presented in Note 12C2 above, the Company undertook toward the Service Provider that in the event that the shares of the Company are not listed for trade on the Tel Aviv Stock Exchange after the passage of a period of 18 months following the signing of the agreement nor are they traded at that time on that exchange, the Service Provider will be permitted to notify the Company in writing that the Company will have to pay him an amount equal to NIS 2,475 in lieu of the shares to be held by him, within 90 days following such notification or, alternatively, to find a buyer for the shares of the Company held by the service provider pursuant to the terms of the agreement (a “Liability in respect of a price protection mechanism”). Taking into consideration the date of realization of the Liability in respect of a price protection mechanism, the liability in respect thereof was classified as a financial liability measured at fair value through profit and loss pursuant to the provisions of IFRS 9, Financial Instruments.

The Company estimated the fair value of the Liability in respect of a price protection mechanism, based on a valuation performed by an independent external appraiser, under which the fair value of the Liability in respect of a price protection mechanism was estimated at NIS 67 as of December 31, 2019. It is noted that upon the completion of the Israeli IPO (see Note 12C4 above), the Liability in respect of the price protection mechanism expired and, accordingly, an amount of NIS 67 was carried to the financing item in profit and loss.

(3)	During the years 2017 - 2020, the Company entered into bridge investment agreements with several current and new investors, under which the Company raised an amount of US$4,314 (NIS 15,443) (the “Bridge Investments”). The Bridge Investments were non-interest bearing and it was determined that Bridge Investments would be settled by way of conversion into shares of the Company pursuant to conversion scenarios, as defined in the Bridge Investment agreements.

In addition, it was stipulated that upon the occurrence of “defined events”, some of which are not under the complete control of the Company, as defined in the agreements, including events relating to a material worsening of the business affairs of the Company and subject to the fact that the investors did not decide otherwise, the Company will have to repay in cash to the investors the amount of their original investment. In addition, as part of the agreements signed in the years 2018 - 2019, the Company granted to some of the investors the right to participate in a fundraising round as part of an investment that awards a discount of 25% off the share price to be determined in the fundraising and at a volume equal to the amount of their investment as part of the Bridge Investments (the “Investment Option”).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 15 - Financing expenses, net (Cont.)

B.	Components of the financing expenses (Cont.)

(3)	(Cont.)

Pursuant to the provisions of IFRS standards, a financial instrument that may require the issuer to transfer cash under circumstances that are beyond the control of the issuer constitute a financial liability ,unless the realization is not realistic or it will be required only upon the occurrence of the liquidation of the issuer. In such a case, since some of the events that may constitute a trigger to the payment would not lead to the final liquidation of the Company, the commitment of the Company toward the investors met the definition of a financial liability. In addition, taking into consideration the various payment alternatives of the liability and the embedded derivatives as part thereof (the conversion possibilities), the Company elected to designate the liability for measurement in its entirety at fair value through profit and loss.

In addition, it was stipulated that the Investment Option, which granted the investors the option to participate in future rounds of fundraising under circumstances that are under the control of the Company, constitutes an equity instrument. Notwithstanding, as part of the valuation work which was carried out by an independent third-party appraiser at the effective dates of the Bridge Investment, no consideration was left for allocation to the Investment Option. The fair value measurement of the liability in respect of the Bridge Investment was classified to level 3 in the fair value hierarchy, using a scenario model. Accordingly, during the year ended December 31, 2020, the Company recorded revaluation income in respect of the liability for the bridging investment in amounts of NIS 3,240.

In February 2020, a private placement that does not meet the definition of a qualifying investment (according to the terms of the Bridge Investment) was completed. Therefore, in April 2020, Bridge Investments whose value at the time amounted to NIS 15,392 were converted into 1,560,182 ordinary shares of the Company, par value NIS 0.01, at a conversion price of US$2.7065 per share that reflected a 25% discount of the effective share price which was derived from an equity fundraising round that took place in February 2020 as part of a private placement (the fundraising round of the Mor investment). See also Note 12C2 above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 16 - Loss per share

The following table presents a summary of the loss and number of shares (including adjustments to such data) that were taken into consideration for purposes of computing the loss per share (both basic and diluted).

	Year ended December 31,
	2022	2021	2020
Loss attributed to the shareholders of the Company for purposes of computing the basic loss per share	(24,962)	(26,490)	(13,566)

Adjustments for purposes of computing diluted loss per share:
Changes in fair value of a financial derivative in respect of a price protection mechanism for the Mor transaction which was classified as a financial liability at fair value through profit and loss	-	-	(600)
Loss attributed to the shareholders of the Company for purposes of computing diluted loss per share	(24,962)	(26,490)	(14,166)

	Number of shares
	2022	2021	2020
Weighted number of shares used in computing the basic loss per share	17,300,596	7,960,239	5,739,448

Adjustments for purposes of computing diluted loss per share:
Number of diluted potential ordinary shares to be issued without consideration, to derive from a financial derivative in respect of a price protection mechanism in the Mor transaction	-	-	58,846
Weighted number of shares used in computing diluted loss per share	17,300,596	7,960,239	5,798,294

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 17 - Related and interested parties

A.	Balances with related parties

	As of December 31,
	2022	2021

Other current liabilities - salaries and related expenses related parties (1)	113	90

(1)	See also Notes 9 and 11A above.

B.	Transactions with related parties

	Year ended December 31,
	2022	2021	2020
General and administrative expenses - salaries and related expenses (including share-based payment) to related parties (1)	1,984	2,457	2,466

(1)	See also Notes 11A and 14C above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 18 - Taxes on income

A.	Taxation of the Company in Israel

General

The Company is taxed in Israel pursuant to the provisions of the Israeli Income Tax Ordinance (New Version) - 1961 (the “Ordinance”).

The corporate tax rate applicable to the Company for all reported periods is 23%.

B.	Losses and deductions for tax purposes - carried forward to future years

As of December 31, 2022, the carryforward net operating losses of the Company amounted to NIS 85.1 million. The Company did not record deferred taxes in respect of the loss carryforward since their utilization is not expected in the foreseeable future.

C.	Final tax assessment

The Company has no final tax assessments since Inception Date. Notwithstanding, pursuant and subject to the provisions of article 145 of the Ordinance, the reports filed with the tax authorities for the years up to and including 2017 are considered as final.

D.	The following tabular represents reconciliation between the amount of the “theoretical” tax that would have applied and the amount of the tax on ordinary operating income, as recorded in the statements of comprehensive loss:

	Year ended December 31,
	2022	2021	2020

Pre-tax loss as reported in the statements of comprehensive loss	24,962	26,490	13,566
Corporate tax rate	23%	23%	23%

Theoretical tax savings	5,741	6,093	3,120
Non-deductible expenses	(266)	(770)	(1,010)
Differences in measurement base	493	(21)	874
Losses and timing differences in respect of which no deferred taxes were recorded	(5,968)	(5,302)	(2,984)
Tax expenses in respect of the reported year	-	-	-

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 19 - Financial instruments and risk management

A.	Financial risk management

1.	General

The activities of the Company expose it to a range of financial risks: currency risks, market risks, credit risks and liquidity risks. During each period, the Company assesses the financial risks and makes decisions regarding them accordingly.

Risk management is conducted by management of the Company, which identifies, assesses and hedges the risks to the extent possible.

2.	Financial risk factors

A.	Exposure to changes in interest rates

As of December 31, 2022, the Company has no material exposure to changes in interest rates.

B.	Exposure to changes in foreign currency exchange rates

The Company had certain assets and liabilities denominated in dollars whereby the financial statements are measured and presented in shekels. In such view, the Company had an exposure to changes in the exchange rate of the dollar, which were reflected as part of the financing expenses. As of December 31, 2022, the Company has significant balance of financial assets amounted to NIS 13,005, that is denominated in foreign currency which is different from the Israeli Shekels.

The Company does not use financial instruments, including derivative instruments in order to reduce exposure to these risks.

C.	Price risks of Company’s shares

As of December 31, 2022, the Company is exposed to risks arising from changes in the price of the Company’s shares in respect of a financial liabilities measured at fair value through profit or loss, as resulted from issuance of warrants to investors through an U.S. IPO transaction, as set in Note 12C8. The fair value of such liability subject the Company to recognize losses in case there will be an increase in the price of the Company’s shares. However, the settlement of this liability will be through exercise of the Company’s shares.

D.	Credit risks

1.	As of December 31, 2022, the balances of cash, cash equivalents, short-term bank deposits and restricted deposits were deposited for mostly in various banking institutions in Israel. The Company’s management regularly assesses the financial strength of the financial institutions the Company works with. Accordingly, Company’s management believes that the credit risk in respect thereof is not high.

2.	The following is a breakdown of the financial assets in respect of which the Company is exposed to credit risks:

	As of December 31,
	2022	2021
Cash and cash equivalents	19,240	8,683
Short-term bank deposits	10,070	5,012
Restricted deposits	201	191
Other current assets	594	826
Trade receivables	1,097	501
Total	31,202	15,213

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 19 - Financial instruments and risk management (Cont.)

A.	Financial risk management

2.	Financial risk factors

E.	Liquidity risks

As of December 31, 2022, the Company’s working capital amounted to NIS 26,424.

The Company’s policy is to manage its liquidity by assessing current forecasts for purposes of managing its cash for operating purposes during the normal course of business. Depending on its current needs, the Company conducts, from time to time, additional rounds of fundraising.

As of December 31, 2022, the balance of the Company’s financial liabilities which is expected to be repaid in cash during the 12-month period following the balance sheet date, amounted to NIS 6,835. In addition, as of the same date, the Company has (i) liability in respect of grants received which will be repaid through payment of royalties of between 3.5% - 5% of the revenues deriving to the Company in the future from the know-how and technology developed as part of projects in respect of which such funding was received and (ii) leasing liability related to premises, which will be repaid based on payments schedule as determined with the landlord.

B.	A summary of financial instruments broken down by group:

	As of December 31,
	2022	2021
Financial assets measured at depreciated cost
Cash and cash equivalents	19,240	8,683
Short-term bank deposits	10,070	5,012
Trade receivables	1,097	501
Other current assets	594	826
Restricted deposits	201	191
	31,202	15,213
Financial liabilities measured at depreciated cost
Trade payables	1,956	942
Other current liabilities	2,872	3,522
Liability in respect of government grants	1,254	1,168
	6,082	5,632

Financial liabilities measured at fair value
Derivative warrants liability	1,151	-

C.	Fair value of financial instruments

Items, the carrying value of which approximates their fair value

The Company’s financial instruments which are part of its working capital, include cash and cash equivalents, short-term bank deposits, restricted deposits, trade receivables, other current assets, trade payables and other current liabilities. As of December 31, 2022 and 2021, the balances of these financial instruments in the statements of financial position constitute an approximation of their fair values. In addition, the Company has a liability in respect of government grants and a liability in respect of leasing that is measured at the initial recognition date at fair value and in subsequent periods at the amortized cost using the effective interest method. Taking into consideration that there has not been a significant change in the discount rate used for recognition of the liability and the current discount rate, the balance constitutes an approximation of fair value.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 19 - Financial instruments and risk management (Cont.)

D.	Disclosure regarding financial instruments periodically measured at fair value

See Note 12C8 above.

E.	Company capital risk management policy

The goals of the Company’s capital risk management policy are to preserve its ability to continue operating as a going concern with a goal of providing its shareholders with a yield on their investment and to maintain a beneficial equity structure with a goal of reducing the costs of equity.

The Company may take various steps with a goal of preserving or adapting its equity structure, including the issuance of new shares and warrants through equity fundraising for purposes of meeting its financial obligations and for purposes of continuing its development operations and commencing sales in commercial volumes.

Note 20 - Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that these financial statements were available to be issued (April 27, 2023). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in these financial statements.