Form 20-F
period 2023-12-31
SaverOne 2014 Ltd.
filed 2024-03-25
CIK 1894693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 69,579,231 ordinary shares.

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

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel and the terms “dollar” “$,” “US$” and “U.S. dollars” refer to U.S. dollars, the lawful currency of the United States. We prepare our financial statements in NIS. This Annual Report contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.6270 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2023. The dollar amounts presented in this Annual Report should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the ability of our technology to substantially improve the safety of drivers;

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are an early commercialization stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Risks Related to Our Business and Industry

●	We are currently in the early commercialization stage and we depend entirely on the success of our current SaverOne systems that we have started to commercialize and that we may further develop.

●	We may not be able to introduce products acceptable to customers, improve the technology used in our current systems in response to changing technology and end-user needs and we may not be able to successfully manage our planned growth and expansion.

●	Our operating results and financial condition may fluctuate.

●	The markets in which we participate are competitive. Even if we are successful in completing the development of our products in development, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

●	If our relationships with suppliers for our products and services were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●	We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business, or may cause harm to our business that may or may not be reparable.

●	Our products will be subject to automotive regulations due to the global quality requirements, which could prevent us from marketing our products to vehicle manufacturers.

●	Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights or proprietary rights for our products, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our SaverOne systems. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Risks Related to the Ownership of our ADSs or Our Ordinary Shares

●	Sales of a substantial number of ADSs representing our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	Holders of ADSs are not ordinary shareholders and must act through the depositary to exercise their rights.

●	We may have been a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2023 and may be a PFIC in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or our ordinary shares if we are or were to become a PFIC.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	It may be difficult to enforce a judgment of a United States court against us and our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors.

General Risk Factors

●	Raising additional capital would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our ADSs or ordinary shares price and trading volume could decline.

●	We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

Risks Related to Our Financial Condition and Capital Requirements

We are an early commercialization stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are currently in the early commercialization stage and have not yet generated significant revenues from our sales and operations. We have experienced net losses in every period since our inception. We incurred net losses of NIS 33.8 million (approximately $9.3 million), NIS 25 million (approximately $7.1 million) and NIS 26.5 million (approximately $7.5 million) for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of NIS 135.6 million (approximately $37.4 million).

We have devoted substantially all of our financial resources to develop our SaverOne system and have begun the process to invest in our sales and marketing activities as we start to transition to an early commercialization stage company. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

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

We expect that we will require substantial additional capital to continue our commercialization of our SaverOne systems. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

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

Risks Related to Our Business and Industry

We are currently in the early commercialization stage and we depend entirely on the success of our current SaverOne systems that we have started to commercialize and that we may further develop.

We are currently in the early commercialization stage. Until recently, we have invested most of our efforts and financial resources in the research and development of our SaverOne systems and we have recently begun investing additional resources in sales and marketing and operational activities as we transition to a commercialization stage company. As a result, our business is primarily dependent on our ability to successfully commercialize and further develop our SaverOne systems. The process of commercialization and development is long, complex, costly and uncertain of outcome. While we have started to commercialize our SaverOne systems, we have not yet generated significant revenues from such sales and our operations. In addition, while some of our Generation 1.0 and Generation 2.0 systems are in various phases of pilot programs in Israel and abroad through which we are demonstrating our technology, we cannot assure that any of these programs or any future generations of our systems will result in subsequent sales of our products.

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

We expect to continue to make investments in our SaverOne systems in development and that we have begun to commercialize. We expect that our annual operating expenses will continue to increase as we invest in business development, marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Failure to expand operational and financial systems timely or efficiently may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be negatively impacted.

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

We are highly dependent on the services of both Ori Gilboa, our Chief Executive Officer, Yossi Cohen, our Chief Operating Officer and Omri Hagai, our Chief Financial Officer. The loss of their services without proper replacement may adversely impact the achievement of our objectives. Messrs. Gilboa, Cohen and Hagai may leave our employment at any time subject to contractual notice periods, as applicable. Also, our performance is largely dependent on the talents and efforts of highly skilled individuals, particularly our software engineers and computer vision professionals. Recruiting and retaining qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

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

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. We also maintain a cybersecurity insurance policy. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. See “Item 16.K—Cybersecurity” for additional information.

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

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has adopted rules that require companies to provide expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

We have a growing portfolio of six issued U.S. patents and five pending U.S. applications, one granted European patent validated in United Kingdom, Germany, France, Italy, Spain, and Sweden, two granted Chinese patents, five pending applications with the Israeli Patent Office, two international patent applications, and two pending applications in Europe. In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. We have received the grounds of opposition by the opponent, and the proceedings are ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

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

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. We have received the grounds of opposition by the opponent, and the proceedings are ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

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

We may have been a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2023 and may be a PFIC in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or our ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC for our 2023 taxable year and we may be a PFIC for 2024 and in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or our ordinary shares. Accordingly, there can be no assurance that we will not be a PFIC in subsequent years. If we were a PFIC in 2023, or are a PFIC in any subsequent taxable year during which a U.S. taxpayer holds our ADSs or our ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or our ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our ADSs or ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. A U.S. taxpayer that has held our ADSs or our ordinary shares during a period when we were a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and such U.S. taxpayer makes a “deemed sale” election with respect to our ADSs or our ordinary shares. If we are a PFIC in any year, U.S. taxpayers may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. We do not intend to notify U.S. taxpayers that hold our ADSs or our ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election or a mark-to-market election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we are a PFIC. U.S. taxpayers that hold our ADSs or our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or our ordinary shares in the event that we are a PFIC. See “Item 10.E. Taxation—Certain Material United States Federal Income Tax Considerations—Passive foreign investment company considerations” for additional information.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any holder of our ordinary shares or ADSs in determining whether such holder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States holders of our ordinary shares or ADSs information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States holder of our ordinary shares or ADSs should consult its tax advisors regarding the potential application of these rules to its investment in our ordinary shares or ADSs.

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

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the wars between Russia and Ukraine and in the Middle East, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

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

Our executive office is located in Petah Tikvah, Israel. In addition, the majority of our key employees and all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. As a result, one member of management and a few employees were called for military reserve duty. To date, our member of management and the majority of employees who were initially called for active duty have since been released. The remaining employees that are still in military reserve duty do not perform critical functions for us. It is possible that there will be further or longer military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary share. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Our business interruption insurance may not adequately compensate us for losses, if at all, that may occur as a result of an event associated with a security situation in the Middle East, and any losses or damages incurred by us could have a material adverse effect on our business.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Our business interruption insurance may not adequately compensate us for losses, if at all, that may occur as a result of an event associated with a security situation in the Middle East, and any losses or damages incurred by us could have a material adverse effect on our business.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Our research and development efforts relating to our products have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 1.7 million (approximately $0.5 million) received from the Israel Innovation Authority, or the IIA, as of December 31, 2023. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

We have also received a grant from the Israeli Ministry of Economy, or MOE, with respect to certain consulting and marketing activities conducted outside of Israel. For information, see Note 11b to our audited financial statements.

General Risk Factors

Raising additional capital would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financing and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs and ordinary shares.

In June 2023, we entered into a Standby Equity Purchase Agreement, or the Purchase Agreement with YA II PN, LTD., or YA, pursuant to which we had the right to sell to YA up to $10.0 million in ADSs subject to certain limitations, from time to time during the 48-month period following the date of execution of the Purchase Agreement. In March 2024, we amended the Purchase Agreement to increase such amount to $15.0 million in ADSs. As of the date of this Annual Report, we have issued an aggregate of 44,125,000 ordinary shares represented by 8,825,000 ADSs to YA consisting of (i) 340,760 ordinary represented by 68,152 ADSs that we issued to YA as consideration for YA’s irrevocable commitment to purchase our ADSs up to the Commitment Amount and (ii) 43,784,240 ordinary shares represented by 8,756,848 ADSs that we sold to YA as Advance Shares for aggregate gross proceeds of approximately $5.5 million. For additional information, see “Item 5. Operating and Financial Review and Prospects—Recent Offerings”. The purchase price for the ADSs that we may sell to YA will fluctuate based on the price of our ADSs. Depending on market liquidity at the time, sales of such ADSs may cause the trading price of our ADSs to fall. After YA has acquired the ADSs, YA may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, our sales to YA could result in substantial dilution to the interests of other holders of our ordinary shares and ADSs. Additionally, the sale of a substantial number of shares of our ADSs to YA, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales.

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

We incur significant increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company whose ADSs are listed in the United States, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, the other rules and regulations of the SEC, and the rules and regulations of Nasdaq and provisions of the Companies Law that apply to public companies such as us. The expenses that are required in order to be a public company are material and compliance with the various reporting and other requirements applicable to public companies require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

We have identified control deficiencies in our financial reporting process that constitute material weaknesses for the years ended December 31, 2023, 2022 and 2021 (which were primarily due to the fact that we were a private company prior to June 2, 2022). The material weaknesses were related to segregation of duties and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

Although we have taken certain measures to address the material weaknesses such as implementing internal policies and procedures related to internal control over financial reporting and hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to further implement such internal policies and procedures and expand our accounting and financial staff in order to address our material weaknesses. In addition, we have begun the process of engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls and we plan to work with such external consultant in 2024 to design and begin implementing our remediation plan. Further, we expect to take a number of measures to address the material weaknesses that have been identified including establishing effective monitoring and oversight controls. See “Item 5.A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Further, there can be no assurance that we will not suffer from other material weaknesses or significant deficiencies in the future. If we fail to remediate these material weaknesses or fail to otherwise maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ADSs. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone radio frequency, or RF, Signals. Using this core technology, we are developing two product lines. The first is an In Cabin Driver Distraction Prevention Solution, or DDPS, which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an Advanced Driver-Assistance System, or ADAS, product that detects vulnerable road users, or VRUs, and provides warning to the vehicle regarding potential collision.

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

B. Business Overview

Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone RF Signals. Using this core technology, we are developing two product lines. The first is an In Cabin DDPS which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an ADAS product that detects VRUs and provides warning to the vehicle regarding potential collision.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the National Highway Traffic Safety Administration’s, or NHTSA, guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of March 22, 2024, about 4,600 systems have been ordered (which includes about 950 systems ordered as part of our ongoing Generation 1.0 and Generation 2.0 pilot program and about 3,750 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and about 3,200 of these systems have been installed.

The second-generation DDPS product, which was released in the fourth quarter of 2022, replaced Generation 1.0, which we phased out in the first quarter of 2023. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We are targeting the global aftermarket automobile market starting with the U.S. and Europe.

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

We are also developing a solution for detection of VRUs based on our second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors (i.e. camera, lidar and radar) through its superior abilities to deal with non-line of sight, or NLoS, hazards, adverse weather conditions and low-visibility. SaverOne’s solution is designed to detect VRUs ahead of the vehicle, providing the driver enough time to avoid and prevent collisions. It does this by detecting the exact location, direction of movement and speed of the VRU analysis of their cellphone signals, under all visibility conditions. Since the development of our VRU solution targets the vehicle manufacturers (a.k.a. the OEM market) and is still in an early stage, it is too early to estimate the cost of development. In March 2024, we announced that we are partnering with a top-tier global consultancy firm to support the development of a business model around our VRU solultion, which will focus on assessing the potential of our VRU solution and building a full understanding of the solution’s value proposition and market potential within the automotive industry.

In the past several years, we believe that public awareness and demand for driver safety technologies has grown substantially. While there are currently many driver assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The National Safety Council, or NSC reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the Federal Motor Carrier Safety Administration, or FMCSA, reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

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

As of the first quarter of 2023, there are estimated to be approximately 286 million cars and trucks on the road in the United States and approximately 339 million cars and trucks on the road in Europe. In addition, it is estimated that approximately 75 million new cars were sold worldwide in 2023.

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

In a report published in February 2023 by the NHTSA titled “The Economic and Societal Impact of Motor Vehicle Crashes, 2019 (Revised)”, the total societal and economic costs of distracted driving crashes in the United States was estimated at $1.37 trillion in 2019.

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

Strategy

Our objective is to develop and commercialize technologies and applications designed to save lives by preventing car accidents, by detecting, analyzing and locating cellular phone RF Signals. We are targeting two business segments in development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving a motor vehicle. The first is the DDPS which targets two product lines: an aftermarket product that is in a commercial phase, and an OEM product which is in development. The second business segment is the ADAS segment for which we offer a sensor that is dealing with the detection of VRUs by providing a warning to the vehicle regarding potential collision. We plan to market our products worldwide, targeting vehicle manufacturers and Tier-1 companies (that integrate solutions and products into the vehicle manufacturing process) with our OEM integrated solutions, and the commercial fleets (trucks and other vehicles) and public transportation companies with our aftermarket solutions.

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

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our previous efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. As of March 22, 2024, we have conducted, or are in the process of conducting, more than 90 pilot programs for the evaluations of our solution. These pilots and collaborations allow the customers to test and evaluate the performance of our technology. After testing and evaluating our solution, 26 of our pilot program participants have placed, or are in process of placing, commercial orders for their vehicle fleet, while most of the remaining participants are still in the process of piloting our solution.

As of March 22, 2024, we have installed about 950 systems in large fleets in Israel as part of pilot programs and more than 2,250 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for about 1,430 systems, in addition to these installations.

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

VRU System

We are also developing a solution for detection of VRUs based on our second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors (i.e. camera, lidar and radar) through its superior abilities to deal with NLoS hazards, adverse weather conditions and low-visibility. SaverOne’s solution is designed to detect VRUs ahead of the vehicle, providing the driver enough time to avoid and prevent collisions. It does this by detecting the exact location and direction of movement of the VRU via their RF footprint from their cellphone signals, under all visibility conditions. Since the development of our VRU solution targets the vehicle manufacturers (a.k.a. the OEM market) and is still in an early stage, it is too early to estimate the cost of development. In March 2024, we announced that we are partnering with a top-tier global consultancy firm to support the development of a business model around our VRU solultion, which will focus on assessing the potential of our VRU solution and building a full understanding of the solution’s value proposition and market potential within the automotive industry.

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

Sales and Marketing

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our pre-commercialization efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. As of March 22, 2024, we have conducted, or are in the process of conducting, more than 90 pilot programs for the evaluations of our solution. These pilots and collaborations allow the customers to test and evaluate the performance of our technology. After testing and evaluating our solution, 26 of our pilot program participants have placed, or are in process of placing, commercial orders for their vehicle fleet, while most of the remaining participants are still in the process of piloting our solution.

As of March 22, 2024, we have installed about 950 systems in large fleets in Israel as part of pilot programs and about 2,250 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for about 1,430 systems, in addition to these installations.

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

We have achieved a number of significant milestones to date, which include:

Pilot Programs

We have installed about 950 systems in large fleets in Israel as part of our pilot programs. The pilot customers are offered a reduced price on their SaverOne system installations (usually 25% - 40% of our listed price) and enjoy full operational support from our technical team at no additional cost.

Commercial Agreements

To date, we have installed about 2,250 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for about 1,430 systems, in addition to these installations. The commercial orders are priced based on negotiations with individual customers, and then a small discount is added (this discount differs from the 25-40% discount we offer for our pilot program installations). We have entered into agreements and received commercial orders from the following customers:

Collaboration Agreements and Recent International Expansion

As our business grows, we are currently targeting to expand our customer base, operations and presence in Europe, North America and Israel.

Our strategy in Europe is to first increase our presence in Italy and Spain as we plan to expand throughout the rest of Europe. To further support and grow our sales efforts in the region, in October 2023, we announced that we signed a distribution agreement with GVZ Company, or GVZ, based in Milan, Italy, a specialist in the distribution of automotive components. GVZ will market, sell, install and provide local support for SaverOne’s DDPS products in the region. In addition, to further support and expand our sales efforts in the region, we appointed Mr. Tal Yihie as our Italian Country Partner. Based in Milan, Mr. Yihie is a seasoned business development executive with over 14 years of extensive sales, marketing, and distribution expertise in Italy, in addition to having an extensive global business network. Having been a key figure in several international companies, Mr. Yihie brings proven acumen in shaping market development and EU go-to-market strategies to us. A number of our strategic agreements in Europe include:

●	During 2021, the Italian truck manufacturer Iveco S.p.A, or IVECO, one of the largest truck manufacturers in Europe, requested the company to examine the integration of our SaverOne solution into its trucks. Accordingly, we started collaborating with IVECO towards integrating our technology as an integral part of the safety system in IVECO vehicles worldwide. During the fourth quarter of 2021, we successfully completed a demonstration of our solution at IVECO’s headquarters in Italy and during the fourth quarter of 2022, we entered into a memorandum of understanding with IVECO for integrating its solution within IVECO trucks. We expect to start the integration of SaverOne technology in IVECO’s trucks during 2024. In addition, we have agreed with IVECO to examine the implementation of the SaverOne system on IVECO’s buses in the future. In June 2023, we announced that we and IVECO entered into a side letter related to the memorandum of understand to document the agreed upcoming plans, which includes providing IVECO with an exclusivity period of up to six months during which we agreed not to sell, develop or manufacture our OEM solution for our innovative in-cabin DPPS with any other truck manufacturer.

●	In September 2023, we announced that we launched our first European pilot with Cemex Group in Spain, which covers ten of Cemex’s trucks in two regions. This pilot follows the installation of the SaverOne solution across Cemex Israel’s full fleet of employee vehicles and operational trucks that we announced in July 2023.

●	In November 2023, we announced our first strategic pilot in Italy with Tecne Autostrade, the engineering company of Gruppo Autostrade per l’Italia, which is one of Europe’s leading concessionaries for the construction and management of toll motorways, responsible for 3,000 km of road network in Italy. The pilot will involve the integration of our DPPS into an initial 10 vehicles within Tecne Autostrade’s fleet.

●	Also in November 2023, we announced a second pilot in Italy with Milan-based System Logistics, a designer, manufacturer and provider of automated warehousing, with customers in Europe, America and Asia and a fleet of over 100 vehicles. The pilot will take place on a number of vehicles from the customer’s fleet.

We have also recently started to gain further traction in the North American market. While we recently signed an agreement with a strategic OEM in the North America, we are also actively seeking opportunities for various pilot projects in North America as part of our “land and expand” strategy with our goal of expanding sales to cover entire fleets following the successful pilot completion. Below are a few of our recent highlights in our North American expansion efforts:

●	In February 2024, we announced that we had launched a new pilot project in the United States with Motor Supply, Inc., a trucking company based in Columbia, South Carolina that is focusing on leveraging the latest technology to efficiently transport goods across the United States. The initial pilot will take place on Motor Supply’s fleet of sixteen trucks and is expected to run over a period of 12 months.

●	In March 2024, we announced that we entered into an OEM agreement with Volvo Bus Corporation, a subsidiary of the global automotive company, Volvo Group, to install our DDPS in new Volvo buses that are manufactured for the Mexican market. Our DDPS will be integrated into Volvo’s assembly line. In addition, the OEM agreement also allows for a retrofit of existing buses covered under Volvo’s maintenance agreement, which will install our DDPS as an aftermarket installation. The OEM agreement further provides Volvo with two years of exclusivity in the OEM market in Mexico and that Volvo bus customers will receive twelve months of service and support from us. Following such period, Volvo bus customers will be able to receive our comprehensive service package for an on-going monthly fee that we plan to offer as a software-as-a-service (SaaS) model .

While we are currently focusing our international expansion efforts in Europe and North America, we continue our expansion activities across the public and private vehicle sectors in Israel. In Israel, we have thus far seen the greatest success in our “land and expand” strategy with a number of sales following the successful completion of various pilot projects. In addition to a number of pilot programs that we are operating with public and private transportation companies in Israel, as well as a number of regional councils in Israel for their school bus fleets, below are a few recent strategic agreements that we have entered into as part of our Israeli strategy:

●	In February 2022, we signed a collaboration agreement with the Ramot Insurance Group, or Ramot. As part of the collaboration, Ramot will create a unique insurance package for its customers who will install SaverOne systems in Ramot’s commercial vehicles. The collaboration has allocated 2,100 SaverOne systems to Ramot and its customers. The collaboration will be spread over 3 years.

●	In January 2023, we entered into a collaboration with Colmobil, one of the largest car and truck importers in Israel and official importer for Mercedes-Benz, Mitsubshi & Hyundai vehicles into Israel, for the sale and installation of the SaverOne System into vehicles that it leases to its customers.

●	In July 2023, we announced that following a successful trial on a portion of its fleet in 2022, Cemex Israel, the Israeli subsidiary of the global Cemex Group, decided to install SaverOne's technology across its entire employee car fleet and trucks.

●	In January 2024, we announced that, following a successful trial period, our DDPS will be installed across Strauss’ Group’s entire fleet in Israel. Strauss Group is one of the largest food manufacturers in Israel with a fleet of over 80 food delivery trucks.

●	In February 2024, we announced that we entered into a new contract with Egged Tours, an Israeli public and tour bus company that operates the largest tour bus fleet in Israel, to install our DPPS on a portion of Egged Tours fleet of buses.

●	In March 2024, we announced, in furtherance of our existing collaboration, that we signed a further agreement with GB Tours to install our DDPS on the full fleet of GB Tours’ fleet of public transportation and tour buses. GB Tours is a leading Israel-based public transportation company that operates public transportation lines as well as tour buses with a fleet of about one hundred buses. This order followed the conclusion of a successful pilot of our DDPS on twenty of GB Tours’ buses.

Manufacturing

We are performing our production in Flex Ltd., or Flex, the fourth largest electronic manufacturing services contractor in the world. Flex’s Israeli branch currently manufactures the SaverOne system under purchase orders from time to time according to an agreed upon pricing arrangement and other terms for our Generation 1.0 and 2.0. SaverOne solutions. As we plan to increase the volume of purchase orders to support the business growth beyond the pilot phase program of SaverOne Generation 1.0 and Generation 2.0, we plan to enter into additional agreements to support our planned commercialization activities.

Intellectual Property

We seek patent and trademark protection as well as other effective intellectual property, or IP, rights such as design patents and copyright for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. Our IP portfolio cover various technological aspects of the solution to protect the solution technical and functional innovations.

We have a growing portfolio consisting of five distinct patent families spanning between them 11 patent applications pending in: the United States, the European Patent Office, Israel, China, and the World Intellectual Property Office (WIPO). In Addition, we have five patents already registered in the United States and in China.

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. These are: Israeli patent application No. 249154 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING”; and Israeli patent application No. 276389 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING” which is a divisional patent application of the above application, and Israeli patent application No. 280305 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING” which is a divisional patent application of the above application. We have received the grounds of opposition by the opponent, and the proceedings are ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

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

Asset no.	Country	Application date	Application No.	Title (with embodiment where applicable)	Registration No.	File status	Expiration date
1	USA	22-06-2015	15/314,295	System and methods to facilitate safe driving (Estimated location is by machine learning)	10075581	Registered	22-06-2035
2	USA	02-08-2018	16/053,318	System and methods to facilitate safe driving (Multiple sensors; channel fingerprinting)	10412212	Registered	22-06-2035
3	USA	25-07-2019	16/522,178	System and methods to facilitate safe driving (Idle mode - parking)	10686929	Registered	22-06-2035
4	USA	05-05-2020	16/867,276	System and methods to facilitate safe driving (Idle mode - general)	11889015	Registered	22-06-2035
5	Israel	22-06-2015	249154	System and methods to facilitate safe driving (Estimated location is by machine learning)	N/A	Opposed	N/A
6	Israel	22-06-2015	276389	System and methods to facilitate safe driving (Partial blocking of functionality)	N/A	Opposed	N/A
7	Israel	22-06-2015	280305	System and methods to facilitate safe driving (Idle mode - parking)	N/A	Opposed	N/A
8	Europe	22-06-2015	15811688.9	System and methods to facilitate safe driving (Machine learning + channel fingerprinting)	N/A	Pending	N/A
9	China	22-06-2015	CN201580033519.2	System and methods to facilitate safe driving (Estimated location is by machine learning)	CN106464747B	Registered	22-06-2035
10	USA	28-11-2016	16/064,109	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	10,557,917	Registered	28-11-2036
11	USA	28-11-2016	16/740,696	System and Methods of Locating Wireless Devices in a Volume (reference PDFs bank)	N/A	Pending	N/A
12	Europe	28-11-2016	16815965.5	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	EP3374784	Registered	28-11-2036
13	China	28-11-2016	2016800753516.00	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	CN108474832B	Registered	28-11-2036
14	Israel	28-11-2016	259933	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	N/A	Allowed	N/A
15	USA	23-09-2021	18/188,783	A system, method and unit to scan communication channels	N/A	Pending	N/A
16	Europe	23-09-2021	21806407.9	A system, method and unit to scan communication channels	N/A	Pending	N/A
17	Israel	23-09-2021	301537	A system, method and unit to scan communication channels	N/A	Pending	N/A
18	USA	28-02-2022	17/681,957	Managing access to an application on a smartphone via a Bluetooth channel	N/A	Pending	N/A
19	PCT	27-02-2023	PCT/IL2023/050205	Managing access to software applications on a mobile communication device via a phone location unit	N/A	Pending	N/A
20	USA	24-02-2022	17/679,208	System and method for advanced classification of cellphone based on sensor fusion	N/A	Pending	N/A
21	USA	24-02-2022	17/679,204	System and method for determining user-cellphone interaction based on sensor fusion	N/A	Pending	N/A
22	USA	24-02-2022	17/679,210	System and method for calibration and maintenance of a cellphone localization system within enclosed volume	N/A	Pending	N/A
23	PCT	20-02-2023	PCT/IL2023/050176	Classifying an operational mode of mobile communication devices or an event related to the communication between them	N/A	Pending	N/A

Research and Development

Our investment in research and development is critical to driving our future growth. We expended approximately NIS 22.9 (approximately $6.3 million) on research and development in 2023, NIS 21.5 million (approximately $6.1 million) in 2022, and NIS 18.9 million (approximately $5.3 million) in 2021. Our investment in research and development reflects the following: internal research and development programs, pilot programs, engineering efforts that incorporate customer feedback into continuous improvement efforts for our products.

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

Grants from the Israel Innovation Authority and the Israeli Ministry of Economy (MOE)

Our research and development efforts are financed in part through royalty-bearing grants from the Israeli Innovations Authority, or the IIA. As of December 31, 2023, we have received the aggregate amount of NIS 1.7 million (approximately $0.5 million) from the IIA for the development of our technology. With respect to such grants, we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

We have also received a grant from the MOE with respect to certain consulting and marketing activities conducted outside of Israel. For information, see Note 11b to our audited financial statements included elsewhere in this Annual Report on Form 20-F.

Employees

As of December 31, 2023, we employed or engaged approximately 51 employees and contractors, all of which work out of our corporate headquarters. 4 of our employees are members of our senior management team. Approximately 63% of our employees are engaged in research and development, 27% are engaged in operating activity and 10% are engaged in sales and marketing. We believe that we maintain good relations with all of our employees.

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

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. We have received the grounds of opposition by the opponent, and the proceedings are ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

Apart from the foregoing patent opposition proceeding, we are not currently a party to any material legal proceedings. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our main business activities are conducted in Israel. Our corporate headquarters are located at Em Hamoshavot Rd. 94. Petah Tikvah, Israel, where we currently occupy approximately 495 square meters. We lease our facilities and our lease ends on June 30, 2027. Our current monthly rent payment is NIS 49,000 (approximately $13,500).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report in Form 20-F. Our discussion and analysis for the year ended December 31, 2022 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 27, 2023 (File No. 001-41387).

Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone RF Signals. Using this core technology, we are developing two product lines. The first is an In Cabin DDPS which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an ADAS product that detects VRUs and provides warning to the vehicle regarding potential collision.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the National Highway Traffic Safety Administration’s, or NHTSA, guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of March 22, 2024, about 4,600 systems have been ordered (which includes about 950 systems ordered as part of our ongoing Generation 1.0 and Generation 2.0 pilot program and about 3,750 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and about 3,200 of these systems have been installed.

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

We are also developing a solution for detection of VRUs based on our second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors (i.e. camera, lidar and radar) through its superior abilities to deal with non-line of sight, or NLoS, hazards, adverse weather conditions and low-visibility. SaverOne’s solution is designed to detect VRUs ahead of the vehicle, providing the driver enough time to avoid and prevent collisions. It does this by detecting the exact location, direction of movement and speed of the VRU analysis of their cellphone signals, under all visibility conditions. Since the development of our VRU solution targets the vehicle manufacturers (a.k.a. the OEM market) and is still in an early stage, it is too early to estimate the cost of development. In March 2024, we announced that we are partnering with a top-tier global consultancy firm to support the development of a business model around our VRU solultion, which will focus on assessing the potential of our VRU solution and building a full understanding of the solution’s value proposition and market potential within the automotive industry.

In the past several years, we believe that public awareness and demand for driver safety technologies has grown substantially. While there are currently many driver assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The National Safety Council, or NSC reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the Federal Motor Carrier Safety Administration, or FMCSA, reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

We have experienced net losses in every period since the inception of SaverOne. We have incurred losses in each year since our inception, including net losses of approximately NIS 33.8 million (approximately $9.3 million) NIS 25 million (approximately $7.1 million) and NIS 26.5 million (approximately $7.5 million) for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of NIS 135.3 million (approximately $37.3 million). We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years. Furthermore, we are incurring additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses, the extent to which we did not incur as a TASE-listed company.

A. Operating Results

Components of Operating Results

Revenues and Cost of Revenues

Our total revenue consists of selling our SaverOne system and our cost of revenues consists of the direct cost of producing and installing the system. Currently, our business activity is primarily in Israel while we are expanding our presence abroad through the engagement of various international pilot programs. Since we are still in the initial phase in rolling out our Generation 1.0 and 2.0 SaverOne systems, we cannot forecast our revenue in future periods.

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

Selling and Marketing Expenses, Net

Selling and marketing expenses in 2023 consisted primarily of marketing our solutions and our sales department costs. As we penetrate new markets, we anticipate that our selling and marketing expenses in 2024 and thereafter will increase as we expand our sales department and invest in the marketing of our solutions.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, insurance costs and maintenance expenses, as well as external professional service costs, including legal, audit, business development and human resource services.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products as we continue to increase investments to support our growth and as a result of our becoming a public company.

Finance Income (Expenses), Net

Finance income (expenses), net, consisted primarily of revaluation of derivative warrant liability, exchange differences and interest in respect of bank deposits. This income was partly offset by interest and discount expenses in respect of promissory notes and revaluation expenses incurred from partial exercise of Commitment Amount (as defined below) under equity line with YA.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2023, our operating tax loss carryforwards was approximately NIS 108 million (approximately $29.8 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

	Year Ended December 31,	Year Ended December 31,
	2023	2022
	NIS thousands
Revenues	2,720	1,193
Cost of revenues	(1,968)	(829)
Gross Profit	752	364

Operating expenses:
Research and development expenses, net	(22,861)	(21,490)
Selling and marketing expenses, net	(3,787)	(1,591)
General and administrative expenses	(8,327)	(6,492)
Loss from operations	(34,223)	(29,209)
Finance income	1,607	5,099
Finance expense	(1,219)	(852)
Finance income (expense), net	388	4,247
Net loss	(33,835)	(24,962)

For a comparison the year ended December 31, 2023 compared to year ended December 31, 2022, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2023, at the rate of one U.S. dollar per NIS 3.6270.

Revenues

Revenues increased by NIS 1,527,000 (approximately $421,000), or 128%, to NIS 2,720,000 (approximately $750,000) for the year ended December 31, 2023, compared to NIS 1,193,000 (approximately $329,000) for the year ended December 31, 2022. This increase was mainly the result of new agreements we entered into during 2023.

Cost of revenues

Cost of sales increased by NIS 1,139,000 (approximately $314,000), or 137%, to NIS 1,968,000 (approximately $543,000) for the year ended December 31, 2023, compared to NIS 829,000 (approximately $229,000) for the year ended December 31, 2022. This increase was mainly the result of an increase in the number of installations made during 2023.

Research and development expenses, net

Research and development expenses, net increased by NIS 1,371,000 (approximately $378,000), or 6%, to NIS 22,861,000 (approximately $6,303,000) for the year ended December 31, 2023, compared to NIS 21,490,000 (approximately $5,925,000) for the year ended December 31, 2022. This increase resulted mainly from higher payroll expenses and subcontractors costs, due to an increase in research and development activity, mainly related to our continuous effort to develop future products.

Selling and marketing expenses, net

Selling and marketing expenses increased by NIS 2,196,000 (approximately $605,000), or 138%, to NIS 3,787,000 (approximately $1,044,000) for the year ended December 31, 2023, compared to NIS 1,591,000 (approximately $1,266) for the year ended December 31, 2022. The increase is attributable mainly to higher payroll and marketing expenses, as part of the Company’s efforts to increase sales.

General and administrative expenses

General and administrative expenses increased by NIS 1,835,000 (approximately $506,000), or 28%, to NIS 8,327,000 (approximately $2,296,000) for the year ended December 31, 2023, compared to approximately NIS 6,492,000 (approximately $1,790) for the year ended December 31, 2022. The increase resulted mainly from associated with being a public company traded in the Nasdaq, as well as higher insurance expenses.

Financing income (expenses), net

Financing income, net, for the year ended December 31, 2023 were NIS 388,000 (approximately $107,000) and resulted mainly from revaluation of derivative warrant liability, income from exchange rate differences and interest in respect with bank deposits. This income was partly offset by interest and discount expenses in respect of promissory notes and revaluation expenses incurred from partial exercise of Commitment Amount (as defined below) under the equity line with YA. Financing income, net, for the year ended December 31, 2022 were NIS 4,247,000 (approximately $1,171,000) and resulted mainly from exchange differences due to an increase in the U.S. dollar and new Israeli shekel exchange rate between periods and income from revaluation of derivative warrant liability less direct and incremental issuance costs incurred through the initial public offering in the United States in 2022 allocated to derivative warrant liability.

Net loss

Net loss increased by NIS 8,873,000 (approximately $2,446,000), or 36%, to NIS 33,835,000 (approximately $9,329,000) for the year ended December 31, 2023, compared to NIS 24,962,000 (approximately $6,882,000) for the year ended December 31, 2022. The increase was mainly the result of an increase in research and development activity, higher international marketing efforts, expenses associated with being a public company traded in the Nasdaq, as well as high financing income recorded in the corresponding period last year.

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

Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of December 31, 2023, 2022 and 2021, we identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2023, 2022 and 2021 (which were primarily due to the fact that we were a private company prior to June 2, 2022). The material weaknesses were related to segregation of duties and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

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

Although we have taken certain measures to address the material weaknesses such as implementing internal policies and procedures related to internal control over financial reporting and hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to further implement such internal policies and procedures and expand our accounting and financial staff in order to address our material weaknesses. In addition, we have begun the process of engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls and we plan to work with such external consultant in 2024 to design and begin implementing our remediation plan. Further, we expect to take a number of measures to address the material weaknesses that have been identified including establishing effective monitoring and oversight controls. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report. However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

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

B. Liquidity and Capital Resources

Overview

We have financed our operations since our inception primarily from private and public offerings, equity bridge investment fully converted in equity in previous years, government grants from the IIA and MOE and partial exercise of the equity line and promissory notes received from YA. As of December 31, 2023, we had NIS 17.1 million (approximately $4.7 million) in cash and cash equivalents.

In June 2023, we entered into the Purchase Agreement with YA pursuant to which we have the right to sell to YA up to $10.0 million in ADSs subject to certain limitations, from time to time during the 48-month period following the date of execution of the Purchase Agreement. In March 2024, we amended the Purchase Agreement to increase such amount to $15.0 million in ADSs. As of the date of this Annual Report, we have issued an aggregate of 33,375,000 ordinary shares represented by 6,675,000 ADSs to YA consisting of (i) 340,760 ordinary represented by 68,152 ADSs that we issued to YA as consideration for YA’s irrevocable commitment to purchase our ADSs up to the Commitment Amount and (ii) 33,034,240 ordinary shares represented by 6,606,848 ADSs that we sold to YA as Advance Shares for aggregate gross proceeds of approximately $3,393,967. For additional information, see “Item 5. Operating and Financial Review and Prospects—Recent Offerings”.

We are currently in the early commercialization stage and have not yet generated significant revenues from our operations. From inception date and through December 31, 2023, we have not generated significant revenues and we have reported ongoing losses. As of December 31, 2023, we had an accumulated deficit of NIS 135.6 million (approximately $37.4 million) and we had comprehensive loss and negative cash flow from operating activity in amounts of NIS 33.8 million (approximately $9.3 million) and NIS 35 million (approximately $9.6 million) for the year ended December 31, 2023, respectively.

Our primary contractual obligations consist of liabilities in respect of research and development grants received from the IIA, as well as lease liabilities in respect of corporate facilities. For information about our contractual obligations, see Notes 9 and 11 to our audited financial statements.

We anticipate that we will continue to incur net losses for the foreseeable future as we continue the development and potential commercialization of our products and incur additional costs associated with being a public company.

We believe that our existing capital resources as described above will be sufficient to continue our business and operations as currently conducted for through the next twelve months. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Recent Offerings

On June 5, 2023, we entered into the Purchase Agreement with YA pursuant to which we have the right to sell to YA up to $10.0 million, or the Initial Commitment Amount, in ADSs subject to certain limitations, from time to time during the 48-month period following the date of execution of the Purchase Agreement. On March 22, 2024, we and YA entered into an amendment to the Purchase Agreement to increase the Initial Commitment Amount to $15.0 million in ADSs, or the Commitment Amount. We issued 340,760 ordinary shares represented by 68,152 ADSs to YA as consideration for its commitment to purchase our ADSs under the Purchase Agreement, and we may issue up to $15.0 million of our ADSs pursuant to the Purchase Agreement, or the Advance Shares, at our direction from time to time, each such occurrence, an Advance, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement. Upon the execution of the Purchase Agreement, we issued a promissory note in the amount of $2.0 million to YA, or the First Promissory Note. The First Promissory Note matures on the twelve-month anniversary of execution, accrues interest at a rate of 8%, was issued with a 3% original issue discount, and is payable in 10 equal monthly installments beginning on the 60th day following the date of the promissory note’s execution. The First Promissory Note may be repaid with the proceeds of an advance under the Purchase Agreement or repaid in cash. As of the date of this Annual Report, we have issued an aggregate of 33,375,000 ordinary shares represented by 6,675,000 ADSs to YA consisting of (i) 340,760 ordinary shares represented by 68,152 ADSs that we issued to YA as consideration for YA’s irrevocable commitment to purchase our ADSs up to the Commitment Amount and (ii) 33,034,240 ordinary shares represented by 6,606,848 ADSs that we sold to YA as Advance Shares for aggregate gross proceeds of approximately $3,393,967. Since December 31, 2023, we have issued an aggregate of 10,750,000 ordinary shares represented by 2,150,000 ADSs to YA as Advance Shares for aggregate gross proceeds of approximately $2,107,500.

On December 11, 2023, we and YA entered into a supplement to the Purchase Agreement pursuant to which YA, upon our request, agreed to advance to us $1.0 million of the Commitment Amount, which is evidenced in the form of a promissory note equal to $1.0 million, or the Second Promissory Note. The Second Promissory Note, which contains substantially the same terms as the First Promissory Note, matures on the twelve-month anniversary of execution. The Second Promissory Note accrues interest at a rate of 8%, and was issued with a 3% original issue discount, and will be repaid in 5 equal monthly installments beginning on the 150th day following the date of the Second Promissory Note’s execution. The Second Promissory Note may be repaid with the proceeds of an Advance under the Purchase Agreement or repaid in cash.

On December 13, 2023, we sold to YA 8,333,335 ordinary shares represented by 1,666,667 ADSs at a purchase price of $0.60 per ADS in a registered direct offering. Aggregate gross proceeds from the registered direct offering were approximately $1.0 million, before deducting the offering expenses payable by us. No placement agent commissions or fees were payable in the transaction. The registered direct offering closed on December 14, 2023.

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,	Year Ended December 31,
	2023	2022
	NIS thousands
Net cash used in operating activities	(35,020)	(28,370)
Net cash provided by (used in) investing activities	9,942	(5,120)
Net cash provided by financing activities	22,490	41,972
Net increase (decrease) in cash and cash equivalents	(2,588)	8,482

For a comparison the year ended December 31, 2023 compared to year ended December 31, 2022, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2023, at the rate of one U.S. dollar per NIS 3.6270.

Net cash used in operating activities

Net cash used in operating activities increased by NIS 6,650,000 (approximately $1,833,000), or 23%, to NIS 35,020,000 (approximately $9,655,000) for the year ended December 31, 2023 compared to approximately NIS 28,370,000 (approximately $7,822,000) for the year ended December 31, 2022. This increase was mainly attributable to higher net loss, primarily as a result of a decrease in income from revaluation of derivative warrant liability, lower income from exchange rate differences, increased selling and marketing expenses due to international marketing efforts and higher expenses associated with being a public company traded in the Nasdaq.

Net cash provided by (used in) investing activities

Net cash provided by investing activities during the year ended December 31, 2023 was NIS 9,942,000 (approximately $2,741,000), compared to 5,120,000 NIS (approximately $1,412,000) used in investing activities during the year ended December 31, 2022. This change is mainly due to maturity of investments in bank deposits with maturity date more than three months.

Net cash provided by financing activities

Net cash provided by financing activities decreased by NIS 19,482,000 (approximately $5,371,000), or 46% to NIS 22,490,000 (approximately $6,201,000) for the year ended December 31, 2023, compared to NIS 41,972,000 (approximately $11,572,000) for the year ended December 31, 2022. This decrease was mainly due to aggregate net proceeds of NIS 37.3 million (approximately $10.3 million) from our initial public offering in the United States during the corresponding period last year, partly offset by proceeds received during the year from issuance of ADSs resulted from partial exercise of our equity line with YA.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net”, “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2023 to the year ended December 31, 2022— Research and Development Expenses”, and Notes 2 and 3 to our audited financial statements included elsewhere in this Annual Report on Form 20-F.

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Our Results of Operations” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies and estimates in Note 3 to our annual financial statements for the year ended December 31, 2023. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Material Accounting Policies, to our annual financial statements for the year ended December 31, 2023 included in elsewhere in this Annual Report, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 22, 2024. Unless otherwise stated, the address of our executive officers and directors is SaverOne 2014 Ltd., Em Hamoshavot Rd. 94, Petah Tikvah.

Name	Age	Position
Executive Officers:
Ori Gilboa	60	Chief Executive Officer and Director
Yossi Cohen	56	Founder and Chief Operating Officer
Omri Hagai	38	Chief Financial Officer
Aviram Meidan	50	VP, Research and Development
Non-Employee Directors:
Jacob Tenenboim	66	Chairman of the Board
Sharon Schreiber (1)(2)(3)	50	External Director
Shlomo Shalev (1)(2)(3)	61	External Director
Yaron Be’eri (1)(3)	61	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Independent director as defined under Nasdaq Marketplace Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

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

Omri Hagai, Chief Financial Officer

Omri Hagai has served as our Chief Financial Officer since August 2023. Mr. Hagai has over 10 years of financial experience, including experience in finance and audit related functions of SEC reporting companies. From 2021 to 2023, Mr. Hagai has served as a Director of Finance of BrainsWay Ltd. (Nasdaq: BWAY), where he managed its finance department and led the preparation of the company’s financial statements for SEC filings. From 2018 to 2021, Mr. Hagai served as the Disclosure and Reporting Controller for Israel Chemicals Ltd. (NYSE: ICL). Prior to this role, Mr. Hagai served as the Assistant Controller for Israel Chemicals from 2016 to 2018. Prior to his public company roles, Mr. Hagai served as an Assurance Senior Associate at Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Hagai holds a bachelor of arts in business management and accounting from The Hebrew University of Jerusalem.

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

B. Compensation

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2023, was approximately NIS 5.1 million ($1.4 million). This amount includes approximately NIS 4.4 million ($1.2 million) paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses and NIS 0.7 million ($0.19 million) share based compensation expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2023, 810,000 restricted shares and 896,702 options to purchase ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of NIS 7.53 ($2.07) per share.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2023. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary (1)	Bonus (2)	Equity-Based Compensation (3)	Other Compensation (4)	Total
			(NIS in thousands)
Ori Gilboa (Chief Executive Officer) (5)	1,383	-	543	-	1,926
Yossi Cohen (Chief Operating Officer)	714	-	37	-	751
Aviram Meidan (VP, Research and Development)	908	-	79	-	987
Omri Hagai (Chief Financial Officer) (6)	242	-	22	-	264
Israel Eiby (Chief Marketing Officer) (7)	620	-	-	-	620

(1)	Salary includes the officer’s gross salary plus payment by us of social benefits on behalf of the officer. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual bonuses granted to the officer based on formulas set forth in the respective resolutions of our Compensation Committee and Board of Directors with respect to 2023.

(3)	Represents the equity-based compensation expenses recorded in our financial statements for the year ended December 31, 2023, based on the securities’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 13 to our financial statements included in this Annual Report.

(4)	Represents benefits and perquisites such as car, phone and social benefits.

(5)	Mr. Gilboa is paid through a company wholly owned by him.

(6)	Mr. Hagai was appointed as our chief financial officer by our board of directors on August 6, 2023.

(7)	Mr. Eiby’s tenure terminated on September 15, 2023.

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

On February 24, 2020, we entered into a consulting agreement with Mr. Ori Gilboa who has served as our chief executive offier since September 2019 and as a member of the board of directors since June 2020, which provides that Mr. Gilboa’s terms of office and services are for period of three years, subject to re-approval under the Companies Law and termination in accordance with the terms of the consulting agreement.

On June 21, 2023 our compensation committee and board of directors approved, and on August 14, 2023 our shareholders approved, the re-approval of the terms of the consulting agreement, or the Consulting Agreement, with Mr. Ori Gilboa, as follows:

Services: Mr. Gilboa shall serve as our chief executive officer on full time basis for a period of three years, such renewed period to begin on September 1, 2023. The Consulting Agreement may be terminated at any time by Mr. Gilboa or by us by giving the other party 90 days advance notice in writing, provided that we may terminate the agreement forthwith for cause without advance notice.

Consideration: In consideration for the services rendered by Mr. Gilboa, we shall pay to Mr. Gilboa a monthly consulting fee, or the Consulting Fee in the amount of NIS 120,000 plus VAT, if required by law. The Consulting Fee shall be indexed to the Israeli consumer price index and an accounting will be made accordingly every quarter.

Bonus: Mr. Gilboa shall be entitled to a contingent annual bonus of up to six (6)  monthly Consulting Fees, as may be adjusted from time to time in accordance with the terms of the Consulting Agreement, provided that Mr. Gilboa has fulfilled the measurable objectives which shall be determined by our compensation committee and board of directors once a year in accordance with the provisions of our compensation policy that will be in existence at the relevant time.

Restricted Share Units: As previously approved by our board of directors, Mr. Gilboa shall be entitled, subject to (1) the terms of our 2015 Share Incentive Plan and (2)(A) the execution of a form of an award grant letter agreement , or the RSU Agreement, with respect to restricted share units, or RSUs, which shall be approved and adopted us and (B) the execution all other required documents and agreements required by us, 900,000 RSUs, representing approximately 3% of our issued and outstanding ordinary shares as of the date of the grant, subject to, among other things, the vesting schedule provided below:

The RSUs shall vest on quarterly basis over period of a three (3) year period, beginning on September 1, 2023, or the Vesting Commencement Date under the following schedule: forty percent (40%) of the RSUs shall vest by the end of the first anniversary of the Vesting Commencement Date, thirty percent (30%) of the RSUs shall vest by the end of the second anniversary of the Vesting Commencement Date and the remaining thirty percent (30%) of the RSUs shall vest by the end of the third anniversary of the Vesting Commencement Date, subject to Mr. Gilboa’s continued service through each such anniversary of the Vesting Commencement Date and the potential vesting Acceleration (as defined below and as further described in the RSU Agreement).

An “Acceleration” means, in the event of (and conditional upon the completion of) any change of control, sale or merger, sale of a major asset or a major (each as further described in the RSU Agreement), all unvested RSUs shall vest immediately prior to the consummation of the sale.

The proposed to the services terms of Mr. Gilboa are consistent with our compensation policy.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, including two directors who are deemed external directors per the requirements of the Companies Law (see “External directors” below). These two directors, as well as one additional director, qualify as independent directors under the corporate governance standards of the Nasdaq Marketplace Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

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

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “— External directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate discussion regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and Sharon Schreiber and Shlomo Shalev have such expertise.

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of March 22, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male		Non- Binary	Did Not Disclose Gender
Directors	1	4		0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Alternate Directors

Our articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. The appointment of an alternate director does not negate the responsibilities of the appointing director, who will continue to bear responsibility for the actions of the alternate, giving consideration to the circumstances of the appointment. The Companies Law specifies certain qualifications for alternate directors, and provides that one director may not serve as an alternate on the board of directors for another director, nor as an alternate on a committee of which he or she is already a member. The Companies Law stipulates that an external director may not appoint an alternate director except under very limited circumstances. As of March 22, 2024, no director has appointed any other person as an alternate director.

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

We currently have two external directors: Shlomo Shalev, who was re-elected as an external director by our shareholders in August 2023 for an additional three-year term ending in August 2026, and Sharon Schreiber, whose first term commenced on August 18, 2022 and ends on August 18, 2025. Our board of directors has determined that our external directors have accounting and financial expertise and/or possess the requisite professional qualifications as required under the Nasdaq Marketplace Rules.

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

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor recommended by the audit committee. Our current internal auditor is Daniel Shapira. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with applicable law and proper business procedures. The internal auditor may not be an interested party, a director or an officer of the company, or a relative of any of the foregoing, nor may the internal auditor be our independent accountant or a representative thereof.

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

In August 2015, our board of directors adopted the SaverOne 2014 Ltd. 2015 Share Incentive Plan, or the 2015 Plan, which provides for the grant of options to our directors, employees, officers and consultants. A total of 3,000,000 ordinary shares are reserved but unissued under our 2015 Plan as of March 25, 2024, following the approval our board of directors on March 24, 2024.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 22, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 22, 2024 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares is based on 80,419,231 ordinary shares outstanding as of March 22, 2024.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 22, 2024, there was one holder of record of our ordinary shares in the United States.

Unless indicated below, each shareholder’s address is c/o SaverOne 2014 Ltd., Em Hamoshavot Rd. 94, Petah Tikvah, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage
5% or greater shareholders
Alexandre Weinstein Manieu (1)	4,045,305	5.0%
Directors and executive officers
Jacob Tenenboim (2)	3,131,855	3.9%
Ori Gilboa (3)	547,875	*
Yossef Cohen (4)	345,579	*
Omri Hagai (5)	12,500	*
Aviram Meidan (6)	185,922	*
Yaron Beeri (7)	14,912	*
Shlomo Shalev (8)	2,200	*
All directors and executive officers as a group (7 persons)	4,240,843	5.3%

*	Less than one percent (1%).

(1)	Based on information contained in a Schedule 13G filed with the SEC on December 19, 2022. Includes 4,405,305 ordinary shares underlying 809,061 ADSs.

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

(3)

Includes (i) 189,875 ordinary shares and (ii) options to purchase 358,000 ordinary shares exercisable within 60 days of March 22, 2024, at an average exercise price of NIS 16.40 (approximately $4.50) per share. Does not include 720,000 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 22, 2024.

(4)

Includes (i) 246,211 ordinary shares and (ii) options to purchase 99,368 ordinary shares exercisable within 60 days of March 22, 2024, at an average exercise price of NIS 0.90 (approximately $0.25) per share. Does not include 56,250 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 22, 2024.

(5)	Represents options to purchase 12,500 ordinary shares exercisable within 60 days of March 22, 2024, at an average exercise price of NIS 1.00 (approximately $0.30) per share. Does not include 87,500 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 22, 2024.

(6)

Represents options to purchase 185,922 ordinary shares exercisable within 60 days of March 22, 2024, at an average exercise price of NIS 7.40 (approximately $2.04) per share. Does not include 56,250 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 22, 2024.

(7)	Represents options to purchase 14,912 ordinary shares exercisable within 60 days of March 22, 2024, at an exercise price of NIS 5.70 (approximately $1.60) per share.

(8)	Represents options to purchase 2,200 ordinary shares exercisable within 60 days of March 22, 2024, at an exercise price of NIS 5.70 (approximately $1.60) per share.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 5 ordinary shares. As of March 22, 2024, BNY held 72,254,525 ordinary shares representing 90% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B. Related Party Transactions

The following is a description of the material transactions we entered into with related parties since January 1, 2023. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

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

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2023, we did not have distributable earnings pursuant to the Companies Law. According to Companies Law, dividend distributions may be determined by our board of directors, as our articles of association do not provide that such distributions require shareholder approval.

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

Real Gain accrued by individuals on the sale of our ordinary shares or ADSs will be taxed at the rate of up to 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of up to 30%. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of up to 30%. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).

Individual (that the income in his hands from the sale of the securities is in the form of income from a “business”) and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income in 2024, a tax rate of 23% for corporations and a marginal tax rate of up to 47% for individuals. In addition, a 3% excess tax is levied on individuals whose total taxable income in Israel in 2024 exceeds NIS 721,560 (approximately $199,000). To the extent that the securities registered according to the shelf offer report are deleted from trading on the stock exchange, the tax rate to be deducted at source at the time of sale (after deletion) will be at a rate of thirty percent (30%), As long as no approval has been issued by the Assessing Officer instructing the rate of tax deduction at another source, including exemption from withholding tax.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 (approximately $199,000) for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

Certain Material United States Federal Income Tax Considerations

The following discussion describes certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of shares and ADSs, which we collectively refer to as securities, by a U.S. Holder (as defined below) that acquires our securities and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof and the United States-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. This discussion does not address the tax consequences to a U.S. Holder under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our securities that, for United States federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

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

Ownership of ADSs

For U.S. federal income tax purposes, we expect that a holder of ADSs generally should be treated as the owner of the ordinary shares represented by such ADSs. As a result, gain or loss is generally not expected to be recognized on account of exchanges of ordinary shares for ADSs, or of ADSs for ordinary shares.

Dividends

We do not expect to make any distribution with respect to our securities. However, if we make any such distribution, under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in income for a U.S. Holder and subject to United States federal income taxation. Dividends paid to a noncorporate U.S. Holder may be taxed at the lower capital gain rates applicable to “qualified dividend income”, currently, 20 percent, provided that (1) our ordinary shares are readily tradable on an established securities market in the United States (such as Nasdaq) or we are eligible for benefits under the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a noncorporate U.S. Holder (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) such a noncorporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. As discussed below under “Passive foreign investment company considerations,” we may be a PFIC for U.S. federal income tax purposes for 2024 and in the future, and, as a result, the qualified dividend rate may be unavailable with respect to dividends we pay.

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

Subject to certain significant conditions and limitations, including potential limitations under the Treaty, U.S. Holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our ordinary shares. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable or deductible tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Subject to the discussion below under “Information reporting and backup withholding,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your securities, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Gain on sale, exchange or other taxable disposition

Subject to the PFIC rules described below under “—Passive foreign investment company considerations,” a U.S. Holder that sells, exchanges or otherwise disposes securities in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in the securities. Gain or loss recognized on such a sale, exchange or other disposition of securities generally will be long-term capital gain if the U.S. Holder’s holding period in the securities exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

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

Please consult your tax advisor regarding the proper treatment of foreign currency gains or losses and the deduction or credit for any Israeli tax paid or withheld with respect to a sale or other disposition of our securities.

Passive foreign investment company considerations

If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the securities. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year, based on the average of the fair market values of the assets determined at the end of each quarterly period, are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2023, we may have been a PFIC for our 2023 taxable year and that we may be a PFIC for 2024 and in the future, although there can be no assurance in this regard Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

QEF election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our securities as stock of a qualified electing fund. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

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

Information reporting and backup withholding

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

In general, information reporting, on IRS Form 1099, will apply to dividends in respect of securities and the proceeds from the sale, exchange or redemption of securities that are paid to a holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding (currently at a 24% rate) may apply to such payments if a holder fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS.

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, our securities are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required, under certain circumstances, to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF SECURITIES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

Credit risk

Financial instruments, which subject us to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. Our cash and cash equivalents are held at a major financial institution located in Israel. Management regularly assesses the financial strength of the financial institutions that we work with and believes the financial institution that hold our cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents.

Our management regularly examines the quality of the customers, including an analysis of each new potential customer and accordingly determines the scope of the engagement with them. As of the reported periods, the balance of customers whose carrying amount was impaired by management, and for whom the provision for credit losses was recognized, is based mainly on specific customers who did not meet the payment terms. The main factors taken into account in determining the provision for impairment of such customers are our familiarity with the customers and our history of activity with them, the depth of arrears, the financial condition of the customers as known to us and the quality of the collateral granted.

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

Further, in June 2023, we entered into the Purchase Agreement with YA pursuant to which we had the right to sell to YA up to $10.0 million in ADSs subject to certain limitations, from time to time during the 48-month period following the date of execution of the Purchase Agreement. In March 2024, we amended the Purchase Agreement to increase such amount to $15.0 million in ADSs. The purchase price for the ADSs that we may sell to YA will fluctuate based on the price of our ADSs. Depending on market liquidity at the time, sales of such ADSs may cause the trading price of our ADSs to fall. After YA has acquired the ADSs, YA may resell all, some, or none of those shares at any time or from time to time in its discretion. The sale of a substantial number of shares of our ADSs to YA, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales.

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

Foreign Currency Exchange Rate Risk

Our results of operations and cash flow are subject to fluctuations due to changes in U.S. dollar/NIS currency exchange rates. A certain portion of our cash and cash equivalents is held in U.S. dollars, and the vast majority of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for the year ended December 31, 2023 by approximately 1% and 2%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

During the year ended December 31, 2023, the exchange rate between the U.S. dollar and the NIS increased by 3%. During the year ended December 31, 2022, the exchange rate between the U.S. dollar and the NIS increased by 13.15%. During the year ended December 31, 2021, the exchange rate between the U.S. dollar and the NIS decreased by 3.27%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

On June 7, 2022, we closed our U.S. IPO of 2,941,918 units, each consisting of one American Depositary Share (ADS) and one warrant to purchase one ADS, 208,282 pre-funded units, each consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS, at a price to the public of $4.13 per unit ($4.129 per pre-funded unit), for gross proceeds of approximately $13 million, before deducting underwriting discounts and offering expenses. The warrants have a per ADS exercise price of $5.00, were exercisable immediately and expire five years from the date of issuance. The pre-funded warrants have a per ADS exercise price of $0.001, were exercisable immediately and may be exercised at any time until exercised in full. As of December 31, 2023, an amount of 3,276,682 warrants were outstanding.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, we and those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to a material weaknesses in our internal control over financial reporting related to lack of sufficient internal accounting personnel, segregation of duties and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls). See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” for additional information.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to ineffective controls over period end financial reporting, which is considered as a “material weakness”.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022, as of December 31, 2022, our internal control over financial reporting was ineffective due to the following material weaknesses: lack of sufficient internal accounting personnel, segregation of duties, lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

We have begun the process of engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls and we plan to work with such external consultant in 2024 to design and begin implementing our remediation plan. Although we have taken certain measures to address the material weaknesses such as implementing internal policies and procedures related to internal control over financial reporting and hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to further implement such internal policies and procedures and expand our accounting and financial staff in order to address our material weaknesses. Further, we expect to take a number of measures to address the material weaknesses that have been identified including establishing effective monitoring and oversight controls.

While we believe the remediation actions described above improved our internal control over financial reporting, we still require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and therefore concluded that as of December 31, 2023, our internal control over financial reporting was not effective.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Except as described above, during the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the year ended December 31, 2023, and 2022.

The following table provides information regarding fees paid or to be paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2023, and 2022:

	Year Ended December 31,
	2023	2022
(USD in thousands)
Audit fees (1)	129,000	100,000
Tax fees (2)	414	429
All other fees	-	-

Total	129,414	100,429

(1)	Audit fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC (including issuance of comfort and consent letters related to initial public offering transaction and subsequent filing of registration statements).

(2)	Tax fees consist of fees for professional services for tax compliance and tax advice.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. We also maintain a cybersecurity insurance policy. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data.

The oversight of cybersecurity threats is undertaken by our Vice President, Research and Development, who holds over a decade of experience in various technological disciplines and system design and architecture of information systems, and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1#	Articles of Association of the Registrant (filed as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
2.1*	Description of Securities Registered under Section 12
4.1	Form of Deposit Agreement between the registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
4.2	Specimen American Depositary Receipt (included in Exhibit 4.1) (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.1	Form of Underwriting Agreement (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.2	Form of Underwriter’s Warrant (included in Exhibit 4.1) (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.3	Form of Warrant Agent Agreement (filed as Exhibit 4.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.4	Form of Warrant (filed as Exhibit 4.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.5	Form of Pre-Funded Warrant (filed as Exhibit 4.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.6	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.7+	Saverone 2014 Ltd. 2015 Share Incentive Plan (filed as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.8	Form of Securities Purchase Agreement by and between SaverOne 2014 Ltd. and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 12, 2022, and incorporated herein by reference)
10.9	Standby Equity Purchase Agreement dated June 5, 2023, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2023, and incorporated herein by reference)
10.10	Promissory Note dated June 5, 2023 (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2023, and incorporated herein by reference)
10.11	Amendment to Standby Equity Purchase Agreement dated December 11, 2023, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 11, 2023, and incorporated herein by reference)
10.12	Promissory Note dated December 11, 2023 (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 11, 2023, and incorporated herein by reference)

10.13	Form of Securities Purchase Agreement, dated December 13, 2023 (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 13, 2023, and incorporated herein by reference)
10.14*	Second Amendment to Standby Equity Purchase Agreement dated March 25, 2024, by and between SaverOne 2014 Ltd. and YA II PN, LTD.
10.15*+#	Compensation Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel, independent registered public accounting firm with respect to financial statements of the Registrant
97.1+	Clawback Policy (filed as Exhibit A to Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 7, 2023, and incorporated herein by reference)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	English translation of original Hebrew document.

*	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

SAVERONE 2014 LTD.

Date: March 25, 2024	By:	/s/ Ori Gilboa
Ori Gilboa
Chief Executive Officer

SAVERONE 2014 LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

SAVERONE 2014 LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Fahn Kanne & Co.
Head office
Board of Directors and Shareholders	32 Hamasger Street
SaverOne 2014 Ltd.	Tel-Aviv 6721118,
Israel
PO Box 36172,
6136101

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying statements of financial position of SaverOne 2014 Ltd. (the “Company”) as of December 31, 2023 and 2022, the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of a matter

As discussed in Note 1B to the financial statements, the Company has suffered recurring losses from operations and negative cash flow from operating activities. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 1B.

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

March 25, 2024

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd.

SAVERONE 2014 LTD.

STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

		As of December 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents	4	17,112	19,240
Short-term bank deposits		-	10,070
Trade receivables, net	5	1,054	762	(*)
Other current assets	6	1,509	1,016
Inventory	7	4,534	2,026
Total current assets		24,209	33,114

Non-current assets
Trade receivables, net	5	1,051	335	(*)
Property and equipment, net	8	248	218
Restricted deposits	9	211	201
Right of usage asset, net	9	1,271	567
Total non-current assets		2,781	1,321

Total assets		26,990	34,435

Current liabilities
Current maturities of leasing liability	9	352	467
Trade payables		4,303	1,956
Other current liabilities	10	2,042	2,872
Liability in respect of government grants	11	694	335
Derivative warrants liability	13C2	274	1,151
Promissory notes, net	13C4	7,139	-
Total current liabilities		14,804	6,781

Non-current liabilities
Leasing liability, net current	9	980	181
Liability in respect of government grants	11	634	919
Total non-current liabilities		1,614	1,100

Commitments	12

Shareholders’ equity	13
Share capital and premium		135,243	118,284
Capital reserve in respect of share-based payment		10,939	10,045
Accumulated deficit		(135,610)	(101,775)
Total shareholders’ equity		10,572	26,554

Total liabilities and shareholders’ equity		26,990	34,435

(*)	Reclassified.

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

		Year Ended December 31,
	Note	2023	2022	2021
Revenues		2,720	1,193	450
Cost of revenues		(1,968)	(829)	(288)
Gross profit		752	364	162

Research and development expenses, net	15A	(22,861)	(21,490)	(18,847)
Selling and marketing expenses, net	15B	(3,787)	(1,591)	(2,431)
General and administrative expenses	15C	(8,327)	(6,492)	(5,149)
Operating loss		(34,223)	(29,209)	(26,265)

Financing expenses	16A	(1,219)	(852)	(228)
Financing income	16B	1,607	5,099	3
Financing income (expenses), net		388	4,247	(225)

Loss for the year		(33,835)	(24,962)	(26,490)
Comprehensive loss for the year		(33,835)	(24,962)	(26,490)

Loss per share attributed to shareholders of company shares, par value NIS 0.01 each

Basic and diluted loss per share:
Basic and diluted loss per share		(1.08)	(1.44)	(3.33)
Weighted average of number of shares used to calculate the basic and diluted loss per share		31,380,359	17,300,596	7,960,239

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands)

	Note	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of December 31, 2020		80,440	5,077	(50,323)	35,194
Share-based payment to employees	14	-	1,892	-	1,892
Share-based payment to service provider	15B	-	1,456	-	1,456
Exercise of non-registered rights into ordinary shares	13C1	-	-	-	-
Comprehensive loss for year		-	-	(26,490)	(26,490)
Balance as of December 31, 2021		80,440	8,425	(76,813)	12,052
Share-based payment to employees	14	-	1,157	-	1,157
Share-based payment to service provider	13C2	-	1,056	-	1,056
Partial exercise of over-allotment option into warrants	13C2	-	(158)	-	(158)
Expiration of over-allotment option	13C2	435	(435)	-	-
Net proceeds allocated to ADSs and prefunded warrants through initial public offering	13C2	32,268	-	-	32,268
Net proceeds received from issuance of ADSs through private placement transaction	13C3	5,141	-	-	5,141
Comprehensive loss for the year		-	-	(24,962)	(24,962)
Balance as of December 31, 2022		118,284	10,045	(101,775)	26,554
Share-based payment to employees	14	-	978	-	978
Net proceeds allocated to ADSs issued as Commitment Shares in transaction of equity line	13C4	87	-	-	87
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C4	9,670	-	-	9,670
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C4	3,433	-	-	3,433
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	13C5	3,685	-	-	3,685
Exercise of restricted share units into ordinary shares	13C6	84	(84)	-	-
Comprehensive loss for the year		-	-	(33,835)	(33,835)
Balance as of December 31, 2023		135,243	10,939	(135,610)	10,572

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands)

		Year ended December 31,
	Note	2023	2022		2021
Cash flow from current operations
Comprehensive loss for the year		(33,835)		(24,962)		(26,490)
Adjustments required to present cash flows from operating activities (Appendix A)		(1,185)		(3,408)		3,357
Net cash used in operating activities		(35,020)		(28,370)		(23,133)

Cash flows from investment activity
Change in deposits restricted as to withdrawal		-		-		(41)
Changes in short-term deposits		10,070		(5,058)		(5,012)
Purchase of property and equipment	8	(128)		(62)		(144)
Net cash provided by (used in) investment activity		9,942		(5,120)		(5,197)

Cash flows from financing activity
Deferred offering expenses		-		-		(750)
Net proceeds received from issuance of units including put options, first promissory note and ADSs as Commitment Shares in transaction of equity line granted	13C4	7,170		-		-
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C4	9,259		-		-
Repayment of first promissory note (principal and interest)	13C4	(754)		-		-
Net proceeds received from issuance of second promissory note	13C4	3,597		-		-
Receipt of government grants	11	-		-		579
Net proceeds received from issuance of ADSs through private placement transaction	13C3	-		5,141		-
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	13C5	3,685		-		-
Repayment of principal in respect of leasing	9	(467)		(467)		(440)
Net proceeds received from issuance of units consist of ADSs, pre-funded warrants and warrants through U.S. IPO transaction	13C2	-		37,298		-
Exercise of non-registered rights into ordinary shares	13C1	-		-		(*) -
Exercise of restricted share units into ordinary shares	13C6	(*) -	-		-
Net cash provided by (used in) financing activity		22,490		41,972		(611)

Change in balance of cash and cash equivalents		(2,588)		8,482		(28,941)

Exchange differences on cash and cash equivalents		460		2,075		-

Balance of cash and cash equivalents, beginning of year		19,240		8,683		37,624

Balance of cash and cash equivalents, end of year		17,112		19,240		8,683

(*)	Representing amount lower than NIS 1.

SAVERONE 2014 LTD.

STATEMENTS OF CASH FLOWS (CONT.)

(New Israeli Shekels in thousands)

		Year ended December 31,
	Note	2023	2022	2021
Appendix A - Adjustments required to present cash flows from operating activities
Income and expenses not involving cash flows
Depreciation	8	98	82	61
Amortization of right for usage asset	9	425	425	398
Interest expense in respect of leasing	9	22	43	61
Share-based payment to employees and service providers	14	978	1,157	3,348
Revaluation of derivative warrant liability	13C2	(877)	(2,954)	-
Recognition of discount, interest and exchange differences expenses related to promissory notes	13C4	526	-	-
Finance expenses incurred from partial exercise of Commitment Amount under equity line	13C4	531	-	-
Direct and incremental issuance cost allocated to derivative warrant liability through U.S IPO	13C42	-	723	-
Exchange differences on cash and cash equivalent and restricted deposits		(470)	(2,085)	-
Changes in liability in respect of government grants	11	74	86	(213)
		1,307	(2,523)	3,655

Changes in asset and liability items
Decrease (increase) in other current assets		(493)	143	(647)
Increase in trade receivables		(1,008)	(596)	(142)
Increase in inventory		(2,508)	(1,201)	(715)
Increase in trade payables		2,347	1,014	54
Increase (decrease) in other current liabilities		(830)	(245)	1,152
		(2,492)	(885)	(298)

		(1,185)	(3,408)	3,357

Appendix B - Non-cash investment and financing activities

Recognition of right for usage asset against a leasing liability	9	1,129	-	532
Deferred offering expenses not yet paid		-	-	405
Direct and incremental stock-based payment expenses allocated to ADSs and pre-fund warrants through U.S. IPO	13C2	-	960	-
Classification of equity amount to derivative warrants liability due to partial exercise of over-allotment option into warrants	13C2	-	158	-
Repayment of first promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C4	3,313	-	-

Appendix C - Additional information pertaining to cash flows

Interest paid		-	-	-
Interest received		271	85	-

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS

(New Israeli Shekels in thousands)

Note 1 - General

A.	Incorporation and operations

SaverOne 2014 Ltd. (the “Company”) was founded in Israel on November 16, 2014 and commenced its business activity on that date (the “Inception Date”) in development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving a motor vehicle (the “SaverOne System”).

B.	The Company’s business position

The Company is currently in the early commercialization stage and has not yet generated significant revenues from its sales and operations. From the Inception Date and through December 31, 2023, the Company reported losses and a negative cash flow from current operating activity. As of December 31, 2023, the Company has an accumulated deficit of NIS 135,610 and it had a comprehensive loss of NIS 33,835 for the year ended December 31, 2023. In addition, as of December 31, 2023, the balance of cash and cash equivalents amounted to NIS 17,112 together with the outstanding equity line unused (including its increasing as noted below) under the SEPA amounted to $11,606 thousand (approximately NIS 42,095 based on exchange rate of 3.627) less the outstanding unpaid promissory notes amounted to NIS 7,139 are sufficient for the Company to realize its business plans for the 12-months period subsequent to the reporting period. Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that these conditions are not raising substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance its operations through the sales of equity and/or debts (including raising equity by an additional public offering through shelf registration on the Nasdaq Capital Market (the “Nasdaq”)) and also through increasing its revenues from sales of the SaverOne System and related services and a reduction in operating expenses. However, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to continue its operations as a going concern.

In June 2022, the Company completed an underwritten initial public offering in the United States (the “U.S. IPO”) on the Nasdaq under which the Company issued and sold (i) 2,941,918 units (each a “Unit”), each Unit consisting of one American Depositary Share (“ADS”), each ADS representing 5 ordinary shares, par value NIS 0.01, of the Company, and one warrant to purchase one ADS (each a “Warrant”) at an offering price of $4.13 per Unit and (ii) number of 208,282 pre-funded units (a “Pre-Funded Unit”), each Pre-Funded Unit consisting of one pre-funded warrant to purchase one ADS (each a “Pre-Funded Warrant”) and one Warrant to purchase one ADS at an offering price of $4.129 per pre-funded unit. The Company received gross proceeds of approximately $13 million (approximately NIS 43,441), before deducting underwriting discounts and offering expenses payable by the Company. In addition, the Company granted to the underwriter in the U.S. IPO as share-based payment by issuance of 157,510 warrants to purchase 157,510 ADSs (the “Representative’s Warrant”). The Company also granted to the underwriter a 45-day option to purchase up to an additional 469,654 ADSs or Pre-Funded Warrants and/or 469,654 Warrants to purchase ADSs as an over-allotment option (“Over-Allotment Option”), which was partially exercised. See Note 13C2 below.

The ADSs and Warrants are traded on the Nasdaq under the symbols “SVRE” and “SVREW”, respectively. Upon satisfaction of customary closing conditions, the closing date of the U.S. IPO was June 7, 2022 (the “Closing Date”).

On December 11, 2022, the Company entered into a definitive securities purchase agreement (the “PIPE Agreement”) with an accredited investor (the “PIPE Purchaser”), under which the Company issued 809,061 ADSs for total net proceeds of approximately $1.5 million (approximately NIS 5,141) (the “PIPE”). See Note 13C3 below.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General (Cont.)

B.	The Company’s business position (Cont.)

On June 5, 2023 (the “YA Effective Date”), the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd., Cayman Islands-based hedge fund (“Yorkville” or “YA”), under which the Company has the right to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10,000 thousand (the “Commitment Amount”) of the Company’s ADSs, during a limited period of 48-months following the execution of the SEPA, at a price equal to 95% of the lowest of the 3 daily VWAPs during a 3 consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such ADSs (the “Advance Shares”). Upon execution of the SEPA, Yorkville advanced to the Company, an amount of $2,000 thousand out of the Commitment Amount in form of promissory note (the “First Promissory Note”) which accrues interest at an annual rate of 8%, was issued with a 3% original issue discount and will mature on the 12-month anniversary of the date of issuance based on a payments schedule either in cash or by issuance of Advance Shares. See Note 13C4 below.

During the period commencing on the YA Effective Date through the December 31, 2023, the Company sold 33,375,000 Advance Shares to Yorkville for a total purchase price of $3,394 (approximately NIS 12,310 thousand) out of the Commitment Amount under SEPA. See Note 13C4 below.

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, upon the Company’s request, agreed to advance to the Company $1,000 thousand of the Commitment Amount, which is evidenced in the form of a promissory note equal to $1,000 thousand (the “Second Promissory Note”). The Second Promissory Note, which contains substantially the same terms as the First Promissory Note, will mature on the twelve-month anniversary of the date of issuance. The Second Promissory Note accrues interest at a rate of 8%, was issued with a 3% original issue discount and will be repaid in 5 equal monthly installments beginning on the 150th day following the date of the Second Promissory Note’s issuance. The Second Promissory Note may be repaid with the proceeds of an Advance under the Purchase Agreement or repaid in cash. See Note 13C4 below.

On December 13, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell and issue to Yorkville through a registered direct offering (the “Registered Direct Offering”) 1,667,667 ADSs for total gross proceeds of $1,000 thousand (approximately NIS 3,627), at an offering price of $0.60 per ADS. See Note 13C5 below.

In March 2024, the Company entered into second amendment to the SEPA, which is unconditional committed arrangement to raise additional capital, under which the Commitment Amount was increased to $15,000 thousand (out of which $11,606 is unused as of December 31, 2023). See Note 21B below.

C.	The impact of Iron Sword War

On October 7, 2023, the State of Israel was attacked by the Hamas terrorist organization, and as a result, the State of Israel declared a state of war and a large-scale mobilization of reserves (the “War”), which is an exceptional event with security and economic implications, the scope and outcome of which cannot be predicted. Following the War, the State of Israel is taking significant steps to maintain the security of Israeli residents, which has had a significant impact on economic and business activity in the country.

The management regularly monitors developments and acts in accordance with the guidelines of the various authorities. Since this is an event beyond the Company’s control and characterized by uncertainty, inter alia as to when the War will end, as of the financial statements’ approval date, the Company is unable to predict the intensity of the War impact on the Company’s financial condition and its operations results.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies

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

For information regarding significant estimates and considerations which embody significant sensitivity to future events, see also Note 3 below.

C.	The functional currency and the presentation currency of the financial statements

1.	The Company prepares its financial statements in accordance with the currency of the country and principal economic environment in which it operates, which constitutes the functional currency from which it is primarily affected (the “Functional Currency”). Taking into consideration that most cash balances are held in New Israeli Shekels (NIS) and most of the expenses and income are denominated in NIS, the Functional Currency of the Company is the NIS.

2.	The Company’s financial statements are presented in new Israeli shekels.

D.	Assets, liabilities and transactions linked to or in foreign currency

1.	Financial assets and liabilities denominated in or linked to foreign currency are presented on the basis of the closing rate of exchange as of each reporting date.

2.	Transactions denominated in foreign currency are recorded upon initial recognition at the representative rate of exchange on date of the transaction. Exchange rate differences deriving from settlement of monetary items, at exchange rates that are different than those used in the initial recording during the period, or than those reported in previous financial statements, are carried to profit and loss.

3.	The following table presents data pertaining to the rate of change of the exchange rate of U.S. dollar, Euro and ICPI during the reported periods:

	Year ended December 31,
	2023	2022	2021
	%	%	%
ICPI (2016 base year)	2.958	5.263	2.805
Representative exchange rate of U.S dollar/NIS	3.0	13.2	(3.3)
Representative exchange rate of Euro/NIS	6.9	6.6	(10.8)

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

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

Cost of inventory is determined on the basis of the following:

●	Raw material components - the “first-in-first-out” basis.

●	Finished goods (purchased goods) - the “first-in-first-out” basis.

G.	Property and equipment

Property and equipment items are presented at cost, less accumulated depreciation and net of accrued impairment losses, if any. Cost includes, in addition to the acquisition cost, all of the costs that can be directly attributed to the bringing of the item to the location and condition necessary for the item to operate in accordance with the intentions of management.

Depreciation is calculated using the straight-line method over the estimated useful lives of the fixed asset items or of a discernible component.

The annual depreciation rates are as follows:

%
Computers	20-33
Office furniture and equipment	6-7
Leasehold improvements	The shorter of the contract period or the life span of the leasehold improvement

H.	Impairment of non-monetary assets

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

I.	Research and development expenses

Research costs are expensed when incurred. Development expenses are capitalized and recognized as an asset, commencing the phase in which technological feasibility is achieved, when the company has intentions and the capabilities to complete and use (or sell) the asset, it is probable that the developed asset will generate future economic benefits and the development costs are attributable in a reliable manner.

The intangible asset is not amortized and it is subject to impairment testing once a year or more frequently if there are indications that the existence of possible impairment, until such time as it becomes available for use.

The amortization of the intangible asset commences when the asset becomes ready for its intended use. The asset is amortized using the straight-line method, over the estimated remainder of the useful life span of the asset.

An expense in respect of development that does not meet the conditions required to be recognized as an asset, as above, is carried to profit and loss when incurred.

As of the reported periods, the terms for the capitalization of the development costs as an intangible asset were not met.

J.	Revenue recognition

The Company recognizes revenues in accordance with IFRS No. 15, Revenues from contracts with customers (“IFRS 15”).

A performance obligation is satisfied over time if one of the following criteria is met: (i) the customer is receiving and consuming the benefits of the Company’s performance as the Company performs; (ii) the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced or (iii) the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to that date.

Revenues are recorded at the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is presented net of value added tax (“VAT”). Revenues are recognized when, or as, control of services or products is transferred to the customers at a point in time or over time, as applicable to each performance obligation.

For arrangements that involve the delivery of products (i.e. the SaverOne System) or performance of related services (i.e. Post-Contract Customer Support (“PCS”) and extended warranty, if applicable), the Company analyzes whether the goods or services that were promised to the customer are considered ‘distinct’.

The Company recognizes revenues from sales of the SaverOne System at a point in time upon delivery, which usually occurs once installation has been completed and the system is fully functional. The Company’s revenues from PCS are derived from annual maintenance providing for unspecified upgrades. The Company considers the PCS performance obligations as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a 3-years) as the customer simultaneously receives and consumes the benefits provided by the Company’s performance.

As the Company bundles the SaverOne System together with PCS, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

J.	Revenue recognition (Cont.)

Since the Company does not sell PCS on a stand-alone basis and due to the fact that these services are usually involved with limited customer support, mainly based on several hours of technical support per contract (as the SaverOne System is considered fully functional as delivered to the costumer), the standalone selling prices of the PCS are determined based on the expected cost plus a margin (“cost-plus approach”). However, throughout the reported periods the consideration amount allocated to PCS component was insignificant.

The stand-alone selling price of the SaverOne System is estimated by management at the price that a customer in the market will pay for the SaverOne System on a stand-alone basis (i.e. without PCS or extended warranty).

In certain agreements, the Company provides the customer an assurance that is beyond the obligation that the item supplied meets the characteristics and specifications agreed upon between the parties (the “Extended Warranty”). These service-type warranties are sold either separately or bundled together with the sale of the SaverOne System. Revenue from the rendering of Extended Warranty services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company’s performance.

See Note 2M below regarding to standard warranty.

In determining the transaction price, the Company adjusts the promised amount of consideration for the effects of the time value of money if the payments schedule agreed between the parties to the contract (whether explicitly or implicitly) provides the customer with a significant benefit of financing the goods or services to be transferred. When it is determined that a contract contains a significant financing component, then revenue is recognized in an amount that reflects the price that a customer would have to pay for goods or services promised if the customer paid cash and the effects of financing are reflected in the profit or loss in the financing section as income or financing expenses, as the case may be.

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced, including deduction of significant financing component estimated by the management. When payments are made before or after the SaverOne System is delivered or related services are rendered, the Company recognizes the resulting contract asset or liability.

As of December 31, 2023 and 2022, unbilled receivables balance amounted to NIS 1,170 and NIS 552, respectively, and are included within trade receivables balance in the statements of financial positions.

During the reported periods, costs to obtain contracts were in an insignificant amount.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

K.	Warranty costs

The Company provides a standard warranty for its products to end-users at no extra charge. The warranty provides the customer with assurance that the item supplied meets the characteristics and the specification agreed upon between the parties, as required by law. This assurance-type warranty is accounted for as warranty provision.

The Company estimates the costs that may be incurred under its warranty obligation and records a liability at the time the related revenues are recognized.

Among the factors affecting the warranty liability are the number of installed units and historical percentages of warranty claims. The Company periodically assesses the adequacy of the recorded warranty liability and adjusts the amount to the extent necessary. To date, warranty costs and the related liabilities related to the standard warranty period have been immaterial.

L.	Leasing

At inception date of an agreement, the Company determines whether the agreement is a lease or whether it contains a lease. An agreement contains a lease if it conveys the right to control the use of an identifiable asset for a period of time in exchange for consideration.

Lease term is the non-cancellable period of the lease, plus periods covered by options to extend that the lessee is reasonably certain to exercise, and options to terminate that the lessee is reasonably certain not to exercise.

Leasing transactions are reflected as a right of usage asset against a liability in respect of leasing, which is initially measured at the present value of the future leasing payments, discounted at the interest rate implicit in the lease, or at the lessee’s incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

As part of future leasing payments, the Company includes fixed payments and variable payments linked to indexes or rates. In subsequent periods, the lease liability is measured at the present value of the future leasing payments. If necessary, the balance of the leasing liability is remeasured on a regular basis in order to reflect changes in future leasing payments as a result of changes in the Index.

Right of usage assets are initially measured at cost, which includes the amount of the initial measurement of the liability, pre-paid leasing payments and direct costs incurred in the lease. In subsequent periods, usage right assets are measured by the cost model, less accumulated depreciation and less accrued impairment losses and also adjusted to reflect any remeasurements of the leasing liability. Usage right assets are depreciated on the straight-line method over the shorter of the leasing period or the useful lifespan of the asset.

The annual average depreciation rate of the right-of-use assets is as follows:

%
Office buildings	28.6

Regarding short-term leases (leases with a leasing period of less than 12 months), the Company implemented the practical exception, whereby such leases are accounted for as an expense on a straight-line basis over term of the lease.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

M.	Provisions for legal suits

The Company includes in its financial statements provisions in respect of legal suits if the Company has a legal or constructive obligation to expend economic resources as a result of past events, if it is more likely than not that the Company will have to expend economic resources to settle the obligation and the amount of the obligation can be reliably estimated.

Provisions which meet conditions for recognition are measured on the basis of the present value of management’s best estimate of the cash flows expected to be required to settle the obligation, as of the statement of financial position date. The discount rate for purposes of calculating the present value is pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

N.	Financial assets

The classification of financial assets is based on the Company’s business model used for the management of financial assets and on the forecasted cash flow characteristics of the financial asset.

Investments in debt instruments measured at amortized cost

Debt instruments measured at amortized cost are debt instruments that meet the following two cumulative conditions: the Company’s business model is to hold and collect the contractual cash flows and, the contractual characteristics of the financial asset define cash flows relating to payments of principal and interest, at specified dates on the principal outstanding. These are measured upon initial recognition at their fair value, plus transaction costs. Subsequent to initial recognition, such assets are recognized at amortized cost, on the basis of the effective interest method, net of credit losses.

O.	Impairment of financial assets

The Company recognizes a provision for loss under the “Expected Credit Loss Recognition Model” for financial debt assets that are not measured at fair value through profit and loss, distinguishing between the following two situations:

1.	Financial instruments that there has not been a significant increase in their credit risk since the date of their original recognition - the provision shall take into account expected credit losses in 12-months period, or

2.	Financial instruments that there has been a significant increase in their credit risk since the date of their original recognition - the provision shall take into account expected credit losses over the remaining life span of the instrument.

For purpose of implementing the above principle, the Company assesses at each reporting date whether credit risk of the financial instrument increased significantly from initial recognition date and, as part of the above, use is made of reasonable and established information that can be obtained without exaggerated cost or effort.

The amount of the forecasted credit losses is recognized in profit and loss under “general and administrative expenses”.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

P.	Financial liabilities

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

2.	Financial liabilities measured at fair value through profit and loss

This group includes financial liabilities that are designated by the Company’s management upon initial recognition as financial liabilities presented at fair value through profit and loss if they are qualified to such designation (e.g., certain warrants that were issued by the Company to investors through the U.S. IPO). See also Note 2U below.

Financial liabilities in this category are presented at fair value at each reporting date. Changes in fair value are carried to profit and loss, except for the change in fair value that can be attributed to changes in the credit risk of the liability which is presented as part of other comprehensive income (loss), unless such treatment will generate on accounting mismatching in profit and loss. Transaction costs are carried to profit and loss when incurred.

Q.	Derecognition and offsetting of financial instruments

1.	Derecognition

Financial assets

A financial asset is derecognized when:

●	The contractual rights to cash flows from the financial asset have expired; or

●	The Company transfers the financial asset which qualifies for derecognition.

If the Company did not substantially transfer all of the risks and rewards deriving from ownership of the transferred asset, but all of the risks and rewards did not remain with the Company, and the Company retained control over the transferred asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement therein.

Financial liabilities

A financial liability is derecognized when the liability is settled, i.e., when the obligation defined in the contract has been repaid, cancelled or expired.

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

R.	Embedded derivative financial instruments not used for hedging purposes

Derivatives embedded in a host contract that is a financial asset subject to IFRS 9 are not separated from the host contract. Rather the hybrid contract in its entirety is measured at amortized cost or fair value through profit and loss, as applicable.

When the host contract is not an asset that is subject to IFRS 9, the embedded derivative is separated from the host contract and is accounted for as a financial derivative, if and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative meets the definition of a derivative and the hybrid instrument in its entirety is not measured at fair value through profit and loss (e.g., when it is eligible to such designation).

Changes in the fair value of derivative financial instruments and embedded derivatives that were separated, as above, are regularly carried to profit and loss as financing income or expenses, as applicable.

S.	Settlement of financial liabilities through equity instruments

In cases in which partial or full settlement is made of financial liabilities through equity instruments, the equity instruments are measured at the fair value of the equity instrument if it is possible to estimate the fair value reliably. Otherwise, the measurement of the equity instruments is carried out on the basis of the fair value of the financial liability being settled (or a part thereof), at the date of settlement. The difference between the fair value of the equity instruments used to settle the financial liability being settled and the carrying value of the liability is carried to profit and loss.

T.	Issuance of financial instruments as part of a package

At the closing date, the Company allocated total gross proceeds as follows: (i) first, the consideration is allocated to financial instruments that are under fair value through profit and loss category, (ii) second, the consideration is allocated to financial instruments thar are measured at amortized costs, (iii) the residual amount, if any, is allocated to instruments that are classified in equity.

Incremental and direct issuance costs were allocated to the components based on the same proportion as the allocation of the gross proceeds. The portion of issuance costs that was allocated to instruments under fair value through profit and loss category was recognized immediately as finance expenses and the portion of issuance costs related to equity instruments was deducted from additional-paid in capital.

U.	Derivative Warrants Liability

Certain Warrants that were issued by the Company to investors through the U.S. IPO (see also Note 13C2) are exercisable into ADSs with a fixed exercise price, which is denominated in U.S. dollar currency, which is different from the functional currency of the Company (NIS) and also may be exercisable to a variable number of shares due to the existence of cashless exercise mechanism under certain circumstances. Accordingly, such Warrants are considered as a current financial liability classified under ‘Fair value through profit or loss’ category (FVTPL). The fair value of the liability was determined at level 1 in the fair value hierarchy based on the quoted market price of the Warrants. Changes in the estimated fair value of the outstanding Warrants are recognized each reporting period in the profit and loss as part of the financing expenses, until such Warrants are exercised or expired.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

V.	Liability in respect of government grants

Government grants in respect of a research and development project received from the Israeli Innovation Authority (“IIA”) or in respect to marketing project in designed territory from the Israeli Ministry of Economy are recognized as a liability when received and are measured at fair value as of the receipt date, unless at that date, it is reasonably assured that the amount received will not be refunded. Amounts paid as royalties in subsequent periods are accounted for as settlement of a financial liability. The difference between the amount of grant received and the fair value of the liability on the recognition date is accounted for as government grant and accordingly it is carried to profit and loss under research and development expenses. The liability amount is reassessed in each period, with any changes in the present value of the cash flows discounted by the original interest rate carried to profit and loss. Under circumstances in which management determines in subsequent periods that there is reasonable assurance that the grant will not be refunded, the liability is derecognized on that date to profit and loss under research and development expenses.

W.	Employee benefits

1.	Liability in respect of pensions and severance pay

Pursuant to Israeli labor laws and labor contracts and in accordance with Company practice, the Company is required to make severance payments to employees who are terminated and, under certain circumstances, to employees who resign or leave on their own initiative.

The liability of the Company in respect of post-employment benefits is accounted for as a defined contribution plan. The Company has defined contribution plan in accordance with section 14 of Israel’s Severance Pay Law – 1963. The actuarial and economic risks in respect of this plan are not borne by the Company. Under this plan, during the employment period, the Company makes regular payments to an independent entity, without the Company having any legal or implied obligation to make any additional payments in the event that sufficient amounts have not been accrued in the plan. Deposits in a defined contribution plan are included as an expense when the amount is deposited in the plan, concurrent with the receipt of the work services from the employee and no additional amount need be provided for in the financial statements. The Company regularly deposits money in respect of its liabilities to make severance payments to part of its employees in pension funds and insurance companies.

The following tabular represents amounts paid with its defined contribution plan:

	Year ended December 31,
	2023	2022	2021
Expenses related in respect of defined contribution plan	1,462	1,260	930

2.	Short-term employee benefits

Short-term employee benefits include salaries, vacation pay, recreation pay and deposits to the National Insurance Institute (Social Security) if they are expected to be settled within 12 months following the end of the annual reporting period in which the employee renders the relevant services. Such benefits are recognized as an expense concurrently with the receipt of the work services.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

X.	Share-based compensation

Share-based compensation transactions that are settled by equity instruments that were executed with employees or others who render similar services are measured at the date of the grant, based on the fair value of the granted equity instruments. The vesting conditions, except for market conditions, are not taken into consideration in estimating the fair value, but rather by adjusting the number of equity instruments included in the measurement of the transaction amount. Such amount is recognized as an expense against a concurrent recording in equity over the period in which the employees’ right to exercise or receive the equity instruments has vested.

The expense in respect of a share-based payment relating to grants contingent upon vesting conditions that are not market conditions is adjusted at the end of each reporting period in order to reflect the number of the equity instruments expected to vest.

Y.	Loss per share

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

Z.	Operating cycle

The operating cycle of the Company is one year.

AA.	A summary of new financial reporting standards that came into effect during the period and which are relevant to the Company’s activities

1.	Disclosure of Accounting Policies - Amendments to International Accounting Standard 1 (IAS 1) and IFRS Practice Statement 2

The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies.

The amendments also define what is ‘material accounting policy information’ and explains how to identify when accounting policy information is material. The amendments further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

The amendments to IAS 1 became effective for annual periods beginning on or after January 1, 2023.

The Company is currently evaluating the effects of adopting the amendments to IAS 1 on its financial statements.

The effect of these amendments is reflected in the disclosures presented in the notes relating to the material accounting policy in these financial statements for 2023, but with no measurement, recognition or presentation effect.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

AA.	A summary of new financial reporting standards that came into effect during the period and which are relevant to the Company’s activities (Cont.)

2.	Definition of Accounting Estimates - Amendments to International Accounting Standard (IAS 8)

The amendments clarify how entities should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retroactively to past transactions and other past events, and also to present events and present transactions.

The amendments to IAS 8 became effective for annual periods beginning on or after January 1, 2023.

The implementation of the amendments did not have a material impact on the financial condition and results of the Company’s operations.

AB.	A summary of new reporting standards not yet effective and which are relevant to the Company’s activities

3.	Amendments to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

The amendments replace certain requirements for classifying liabilities as current or non-current. According to the amendments, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the amendments, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the amendments clarify that the conversion option of a liability will affect its classification as current or non-current, unless when the conversion option is recognized as equity.

The amendments are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The amendments are applicable retroactively, including an amendment to comparative data.

The implementation of the amendments are not expected to have a material impact on the classification of liabilities in the statements of the Company’s financial position.

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

Development expenses are capitalized and recorded as an asset, commencing with the phase during which technological feasibility is achieved, when the company has intentions and the ability to complete and use (or sell) the asset, when it is expected that the developed asset will generate future economic benefits and when it is possible to estimate the development costs in a reliable manner. In determining whether an expense qualified for capitalization, management estimates the cash flows expected to derive from the asset, the timing of such flows, the discounting rates and the expected benefit period. As noted in Note 2I above, as of the reported periods, management determined that the aforesaid conditions were not met and thus development costs were not capitalized.

B.	Liability in respect of government grants

Government grants in respect of a research and development project and marketing project are recognized as a liability and are measured at their fair value as of the receipt date, unless at that date, it is reasonably assured that the amount received will not be refunded. In determining these assumptions, management makes use of a forecast regarding revenues expected to derive from the items in respect of which the grants were received and the royalties that have to be paid in respect thereof. There exists a degree of uncertainty in respect of the estimated future cash flows, timing of such cash flows and estimate of the discount rate used in determining the amount of the liability. See also Note 11 below.

C.	Share-based payments

The Company evaluates the fair value of share-based payments to employees and other parties rendering similar service, at the grant date, using a Black and Scholes model, which include assumptions that include the Company’s share price, the expected share price volatility, the risk-free interest rate, the expected dividend and the expected option term. In addition, upon grant of options to non-employees, the Company is required to estimate the fair value of the services received under agreements.

For evaluating of share-based payments to be recognized, inter alia, management assess the estimated number of options expected to be vest, see also Note 14 below.

D.	Measurement of expected credit losses

With respect to customers and contract assets, the Company measures the provision for expected credit losses in an amount equals to expected credit losses over the life of the instrument. Credit losses are calculated based on the present value of the difference between the contractual cash flows that the Company is entitled to receive under the contract and the cash flows the Company expects it to receive when the capitalization of such cash flows is based on the original effective interest rate of the financial asset. In determining the amounts of cash to be received and the timing, the Company is required to make assumptions and exercise discretion. See also Note 19A2B2 below.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 4 - Cash and cash equivalents

Composition:

	As of December 31,
	2023	2022
Cash in new Israeli shekels	505	11,566
Cash in foreign currency	16,607	7,674
	17,112	19,240

Note 5 - Trade receivables, net

A.	Composition:

	As of December 31,
	2023	2022
Current:
Open balances	702	545
Unbilled	352	(*) 217
	1,054	762

Non-current:
Open balances	233	-
Unbilled	818	(*) 335
	1,051	335

(*)	Reclassified.

B.	Trade receivables bear an average interest rate of 7.5% which represented the applicable rate of risk for its customers. The average credit period of trade receivables, after deducting advance payments from customers is 282 days.

For details regarding credit risk, see Note 19A(2)B(2) below.

Note 6 - Other current assets

Composition:

	As of December 31,
	2023	2022
Governmental institutions	996	594
Prepaid expenses	484	422
Other	29	-
	1,509	1,016

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 7 - Inventory

Composition:

	As of December 31,
	2023	2022
Raw materials	2,502	1,133
Finished goods	2,032	893
	4,534	2,026

Note 8 - Property and equipment, net

A.	Composition and changes in 2023

	Computers	Office furniture and equipment	Leasehold improvements	Total
Cost
At January 1, 2023	310	66	66	442
Additions	92	23	13	128
At December 31, 2023	402	89	79	570

Accumulated depreciation
At January 1, 2023	183	25	16	224
Depreciation	84	6	8	98
At December 31, 2023	267	31	24	322

Depreciated cost:
At December 31, 2023	135	58	55	248

Composition and changes in 2022

	Computers	Office furniture and equipment	Leasehold improvements	Total
Cost
At January 1, 2022	248	66	66	380
Additions	62	-	-	62
At December 31, 2022	310	66	66	442

Accumulated depreciation
At January 1, 2022	113	20	9	142
Depreciation	70	5	7	82
At December 31, 2022	183	25	16	224

Depreciated cost:
At December 31, 2022	127	41	50	218

B.	Depreciation period and depreciation method

In respect to depreciation period and the depreciation method, see Note 2I above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing

A.	On March 4, 2020, the Company signed a rental agreement pertaining to a building and a number of parking spaces for a period of 48-months, commencing from the date of transfer of the rented property (the “Rental Agreement” and “Initial Rental Period”, respectively), for a monthly payment of NIS 25, linked to the ICPI, in accordance with the payment dates set out in the Rental Agreement, plus value added tax. In addition, the Company was granted an option to extend the rental period for another two years, commencing from the end of the Initial Rental Period. In addition, as part of the terms of the lease, the Company was required to make a deposit of NIS 110, restricted as to withdrawal, in order to guarantee its compliance with the terms of the commitment.

In accordance with the provision of IFRS 16, Leasing,, the Company recognized a right of usage asset in an amount of NIS 1,029, measured in the accounting records at an amount equal to the leasing liability (using a discount rate of 5%).

B.	In March 2021, the Company entered into an addendum to the Rental Agreement (the “First Addendum”), under which the Company rented additional space and a storage room, for a monthly rent of NIS 14, linked to ICPI in accordance with payment dates as set out in the Addendum, plus VAT. All of the other terms of the First Addendum are identical to those of the Rental Agreement.

Taking into consideration that the consequences of the First Addendum constitute an amended lease that increases the scope of the lease by adding rights to use additional space and consideration that is in line with the scope of the increase in space, these consequences were accounted for as a change in the lease and were accounted for as a separate lease as of the date on which the amended lease went into effect. Accordingly, the Company measured the addition to the rental liability at the present value of the payments relating to the new space by discounting the additional rental payments using the Company’s incremental interest rate as of the date the addendum went into effect, determined to be a rate of 5%. As a result, there was an increase in the rental liability in an amount of NIS 532 which was recognized as an increase in the right for usage asset.

C.	On November 15, 2023, the Company entered into second addendum to the Rental Agreement (the “Second Addendum”), under which the Agreement and First Addendum were terminated on December 31, 2023, whereby the monthly fee for November and December 2023 will be paid in 3 equal installments linked to ICPI plus VAT, based on payment schedule determined in the Second Addendum. In addition, it was agreed that a new lease period will be commenced since January 1, 2024 over a limited period of 42-months in respect to office spaces and several parking spaces in return for a monthly rent of NIS 70 per square in the office spaces (excluding NIS 20.5 per square as management fee) and NIS 288 per parking space, all are linked to the ICPI in accordance with payment dates as set out in the Second Addendum, plus VAT. However, a grace period was given for the first 3-months (January - March 2024) for the rental fee but excluding the management fee.

In addition, as part of the terms of the Second Addendum, the Company was required to make a deposit of NIS 211, restricted as to withdrawal, in order to guarantee its compliance with the terms of the commitment.

Taking into consideration that the consequences of the Addendum constitute an amended lease that increases the scope of the lease by adding rights to use additional space and consideration that is in line with the scope of the increase in space, these consequences were accounted for as a change in the lease and were accounted for as a separate lease as of the date on which the amended lease went into effect. Accordingly, the Company measured the addition to the rental liability at the present value of the payments relating to the new space by discounting the additional rental payments using the Company’s incremental interest rate as of the date the Addendum went into effect, determined to be a rate of 7.8%. As a result, there was an increase in the rental liability of NIS 1,129 which was recognized as an increase in the right for usage asset.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing (Cont.)

D.	Right for usage asset

Changes in 2023:

Office building
Cost
Balance as of January 1, 2023	1,562
Additions	1,129
Balance as of December 31, 2023	2,691

Accumulated amortization
Balance as of January 1, 2023	995
Additions	425
Balance as of December 31, 2023	1,420

Amortized cost as of December 31, 2023	1,271

Changes in 2022:

Office building
Cost
Balance as of January 1, 2022 and December 31, 2022	1,562

Accumulated amortization
Balance as of January 1, 2022	570
Additions	425
Balance as of December 31, 2022	995

Amortized cost as of December 31, 2022	567

E.	Lease liability

Changes in 2023:

Office building

Balance as of January 1, 2023	648
Additions	1,129
Interest expenses	22
Lease payments	(467)

Balance as of December 31, 2023	1,332

Changes in 2022:

Office building

Balance as of January 1, 2022	1,562
Interest expenses	43
Lease payments	(467)

Balance as of December 31, 2022	648

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing (Cont.)

F.	Amortization period and amortization method

In respect to amortization period and amortization method, see Note 2L above.

G.	Amounts recognized in statements of cash flow:

	Year ended December 31,
	2023	2022	2021
Amortization of the right for usage asset	425	425	398
Interest expense in respect of leasing	22	43	61
Repayment of principal in respect of leasing	467	467	440

Total negative cash flows in respect of leasing for the years ended December 31, 2023, 2022 and 2021 are approximately NIS 489, NIS 510 and NIS 501, respectively.

H.	Analysis of contractual payment dates of leasing liability at December 31, 2023:

Up to a year	352
Between 1-2 years	469
More than 2 years	704
Total (undiscounted)	1,525

Note 10 - Other current liabilities

Composition:

	As of December 31,
	2023		2022

Employees and salary-related institutions	1,574		1,515
Accrued expenses	468	(*)	1,307
Others	-		50
	2,042		2,872

(*)	Includes balance of NIS 113 in respect of management fees to related party as of December 31, 2022 (see Note 18A below).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 11 - Liability in respect of government grants

A.	Since the Inception Date, the Company has been receiving grants in respect of participation in research and development from the IIA, in a total amount of NIS 1.7 million. In return, the Company undertook to pay royalties at a rate of 3% of the revenues to derive from the know-how and technology to be developed as part of the projects in respect of which such financing was received. The liability amount is linked to the U.S. dollar and bears interest at LIBOR rate. As to the replacement of the LIBOR benchmark rate, even though the IIA has not declared the alternative benchmark rate to replace the LIBOR, the Company does not believe it will have a significant impact.

The Company recognized a liability in respect of these grants at the initial recognition date in an amount equal to the fair value of the liability, based on the present value of the royalty payments payable to the IIA as a percentage of sales, discounted at a discount rate of 20%, as assessed by the Company’s management on the basis of an independent third-party valuation. The difference between the amount of the grant received and the amount recognized as a liability, as above, was carried to profit and loss against research and development expenses. During the year ended December 31, 2021, an amount of NIS 244 was recognized in profit or loss, as grants (see Note 15A below).

B.	In October 2021, the Israeli Ministry of Economy, which oversees commerce, industry and labor, approved the Company’s application for participation in funding as part of a designated grants plan for the purpose of United States. The grant is intended to cover up to 50% from the costs of consulting and establishing marketing systems, exhibitions and demonstrations, logistics and hiring of employees and consultants in United States, based on approved budget for the plan over a period of 2-years.

The Company is obligated to repay to the Israeli Ministry of Economy royalties from the revenues derived in United States up to an aggregate of 100% of the total grant received linked to the ICPI and for a period of up to 5-years from the last year of the plan, subject to achieving growth in an amount that is equal to the lower of NIS 1,000 or 50% in comparison to reprehensive base year.

During the year ended December 31, 2023, an amount of NIS 299 was recognized in profit or loss, as grants (see Note 15B below). As of December 31, 2023, liability was not accrued for royalties towards Israeli Ministry of Economy based on estimation of management it is currently reasonably assured the amount received will not be refunded.

The following tabular represents the changes in liability in respect of government grants in the reported periods:

	Year ended December 31,
	2023	2022	2021

Balance as of January 1,	1,254	1,168	802
Fair value of liability related to government grants received	-	-	345
Adjustment of the liability in respect of government grants in respect of value of time and exchange rate differentials	74	86	31
Royalties payable to the IIA	-	-	(10)
Balance as of December 31,	1,328	1,254	1,168

	December 31,
	2023	2022

Current liability	694	335
Non-current liability	634	919
Balance as of December 31,	1,328	1,254

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 12 - Commitments and contingencies

A.	Service agreement with the Chief Executive Officer

On February 24, 2020, a consulting agreement was signed by the Company and Mr. Ori Gilboa (the “Consulting Agreement” and “Mr. Gilboa”, respectively), under which Mr. Gilboa was appointed to the full-time position as the Company’s Chief Executive Officer (“CEO”), which includes but is not limited to, relations with investors, relations with various authorities regarding the Company’s operations, relations with financial institutions that the Company works with and with their various consultants, as well as additional activities, all as demanded from time to time by the Company’s board of directors (the “Services” and “Board of Directors”, respectively).

The appointment of Mr. Gilboa as the Company’s CEO became effective September 1, 2019 and the Consulting Agreement will continue being in effect until termination, as set forth in the Consulting Agreement.

In respect of the fulfillment of the position of CEO and Mr. Gilboa’s rending of the Services to the Company, Mr. Gilboa was initially entitled to (i) a monthly fee of NIS 60 plus VAT, (ii) reimbursement of reasonable expenses against receipts or other document in accordance with the Company’s procedures, (iii) insurance coverage, indemnification and exemption from liability, as is customary practice regarding senior officers and directors, (iv) an annual bonus of up to total amount of NIS 360 or a higher amount at the discretion of the Board of Directors and subject to provisions of the remuneration policy in effect from time to time and (v) a grant of 232,000 options exercisable into the same number of ordinary shares over 4-years period based on a vesting schedule which may be subject to acceleration upon occurrence of certain events set forth in the Consulting Agreement.

On February 16, 2021, the Company’s shareholders approved to update the employment terms of Mr. Gilboa, to be effective from September 1, 2020 over a 3-year period. These terms included: (i) monthly compensation of NIS 90 plus VAT, to be updated annually by 12%, subject to the approval of the Board of Directors; (ii) an annual contingent bonus for each year in which Mr. Gilboa rendered management Services to the Company, in an amount of up to 6 monthly salaries, as shall be in effect at that time, subject to discretion of the Board of Directors and subject to provisions of the remuneration policy in effect from time to time; and (iii) a grant of 126,000 options exercisable into the same number of ordinary shares, at an exercise price of NIS 36 per share, to vest over a 4-year period.

On August 14, 2023, the Company’s shareholders approved to update the employment terms of Mr. Gilboa, to be effective from September 1, 2023 over a 3-year period. These terms included: (i) monthly compensation of NIS 120 plus VAT, which shall be indexed on quarterly basis to the ICPI (the “Consulting Fee”); (ii) annual contingent bonus for each year in which Mr. Gilboa rendered management Services to the Company, in an amount of up to 6 monthly Consulting Fees, as shall be in effect at that time, subject to discretion of the Board of Directors and subject to provisions of the remuneration policy in effect from time to time; and (iii) a grant of 900,000 Restricted Share Units (“RSUs”) exercisable into the same number of ordinary shares, based on vesting schedule as determined in the RSU Agreement.

For more information, see Note 14B and Note 18 below.

B.	Leasing transaction - see Note 9 above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves

A.	Composition of share capital

	December 31
	2023		2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Ordinary shares, par value NIS 0.01 each (1)	1,000,000,000	69,579,231	100,000,000	27,780,896

(1)	On August 14, 2023, the annual and special general meeting of shareholders of the Company approved to increase the authorized shares of the Company by 900,000,000 ordinary shares.

B.	Rights attached to the ordinary shares

The ordinary shares of the Company grant the holders thereof the right to participate and vote in shareholders meetings, the right to receive a dividend, as declared, the right to participate in distributions of bonus shares and the right to participate in the distribution of the assets of the Company upon liquidation.

C.	Changes in the issued and outstanding capital

	2023	2022	2021
Balance as of January 1	27,780,896	7,984,706	7,696,626

Conversion of non-registered rights into ordinary shares (1)	-	-	288,080
Issuance of ADSs and prefunded warrants through U.S. IPO (2)	-	15,750,885	-
Issuance of ADSs through private placement transaction (3)	-	4,045,305	-
Issuance of ADSs as commitment shares for receiving an equity line (4)	340,760	-	-
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line (4)	21,530,865	-	-
Repayment of promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line (4)	11,503,375	-	-
Issuance of ADSs through public offering transaction as part of shelf prospectus (5)	8,333,335	-	-
Exercise of restricted share units into ordinary shares (6)	90,000	-	-
Balance as of December 31	69,579,231	27,780,896	7,984,706

(1)	In February 2021, a service provider exercised 288,080 non-registered rights into the same number of ordinary shares of the Company for no consideration.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(2)	As noted in Note 1B above, on June 7, 2022, the Company completed the U.S. IPO under which the Company received gross proceeds of approximately $13 million (approximately NIS 43,441), before deducting underwriting discounts and offering expenses payable by the Company, for the issuance and sale of of -

A.	2,941,918 Units at a public price of $4.13 per Unit, each consisting of (i) one ADS and (ii) one Warrant exercisable for one ADS over a limited period of 5-years from the issuance date at an exercise price of $5.00 (the Warrants are subject to a cashless exercise mechanism upon under certain events) and

B.	208,282 Pre-Funded Units at a price to the public of $4.129 per Pre-Funded Unit, each consisting of (i) one Pre-Funded Warrant exercisable for one ADS, which were exercisable immediately and may be exercised at any time until exercised in full, at an exercise price of $0.001 (the Pre-Funded Warrants are subject to a cashless exercise mechanism upon under certain events) and (ii) one Warrant exercisable for one ADS over a limited period of 5-years from the issuance date at an exercise price of $5.00 (the warrants are subject to a cashless exercise mechanism upon under certain events). It is noted that all of the Pre-Funded Warrants were fully paid at the Closing Date and 208,259 ADSs were issued in August 2022.

In connection with the U.S. IPO, the Company engaged a U.S. underwriter, which was granted as part of its compensation upon completion of the U.S. IPO the Representative’s Warrant exercisable for 157,510 ADSs at an exercise price of $5.16 per ADS at any time after December 2, 2022 through the close of business day on June 2, 2027. In addition, the Company granted to the underwriter the Over-Allotment Option to purchase up to an additional 469,654 ADSs at an exercise price of $4.129 or Pre-Funded Warrants and/or 469,654 Warrants exercisable for the same number of ADS at an exercise price of $0.001. In connection to offering closing, in June 2022, the underwriter partially exercised its Over-Allotment Option to purchase an additional 126,482 Warrants exercisable for the same number of ADSs for de minimis consideration. The remaining portion of Over-Allotment Option, consisting of up to 343,172 ADS and/or Pre-Funded Warrants and 343,172 Warrants, expired unexercised.

Upon satisfaction of customary closing conditions, the Closing Date of the U.S. IPO was June 7, 2022.

As the exercise price of the Warrants is determined in foreign currency and as the Warrants might be exercisable to variable number of shares due to cashless exercise mechanism, the Warrants are accounted for as a derivative financial liability.

Moreover, the Company receives substantially all of the Pre-Funded Warrant proceeds upfront (without any conditions) as part of the Pre-Funded Warrant’s purchase price and in return the Company was obligated to issue fixed number of ADSs to holders. Thus, Pre-Funded Warrants were accounted for and classified as additional paid-in capital as part of the Company’s shareholders’ equity.

As the Representative’s Warrant were granted to the underwriter as compensation for its underwriting services rendered in respect to the U.S. IPO, they were accounted for under IFRS 2 “Share-based Payment” in total amount of NIS 5, NIS 588 and NIS 463, respectively. These expenses were estimated at fair value by using Black-Scholes-Merton pricing model in which the assumptions that have been used were as follows: expected dividend yield of 0%; risk-free interest rate of 2.16%-3.11%; expected volatility of 52.92%, exercise period and exercise price based upon the stated terms, ADS price of $2.76 which represents the quoted market price of the average 4 business days following the Closing Date. These expenses were included as part of the incremental and direct issuance costs incurred through the U.S. IPO.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(2)	(Cont.)

Pursuant to the above, at the initial recognition date the gross proceeds received was allocated to identified components as follows:

Fair value at Closing Date

Derivative warrant liability (*)	3,947
Pre-funded warrant and ADSs	39,494
Total gross consideration	43,441

(*)	The fair value of the derivate warrant liability was determined and estimated at level 1 in the fair value hierarchy based on the price of the Warrants of $0.3508 which is an average quoted market trading price in the first four business days following the Closing Date.

The total incremental and direct issuance costs amounted to NIS 7,949 (of which NIS 6,893 were cash expense) were allocated to the Warrants (NIS 723) and the ADSs (including the Pre-Funded Warrants) (NIS 7,226), based on the relative value of such identified instruments at the Closing Date. The portion of issuance costs that was allocated to the Warrants was recognized immediately as finance expenses in profit or loss and the portion of issuance costs related to the ADSs (including the Pre-Funded Warrants) was deducted from additional paid-in capital.

The following tabular presentation reflects the reconciliation of the fair value of derivative warrant liability during the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022

Opening balance	1,151	-
Recognition of fair value of warrants issued at effective date	-	3,947
Warrants issued as result of partially exercised of over-allotment option	-	158
Revaluation of derivative warrant liability exercisable for ADSs (see Note 16B below) (*)	(877)	(2,954)
Closing balance	274	1,151

(*)	Due to lack of trading activity of the Warrant, as of December 31, 2023, the management estimated the fair value of the Warrant by using Black-Scholes-Merton pricing model in which the assumptions that have been used were as follows: expected dividend yield of 0%; risk-free interest rate of 4.07%; expected volatility of 85.7%, exercise period and exercise price based on stated terms and ADS price of $0.72 which represents the quoted market price.

As of December 31, 2023 and 2023, the measurement of the aforesaid derivative warrant liability was classified at level 1 in the fair value hierarchy.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(3)	On December 11, 2022, the Company entered into the PIPE Agreement with the PIPE Purchaser, under which the Company sold to the PIPE Purchaser 809,061 ADSs at a purchase price of $1.854 per ADS in the PIPE for total gross proceeds of approximately $1.5 million (approximately NIS 5,141) (the “Proceeds”).

Following to completion of customary conditions, the closing date of the PIPE was December 12, 2022 (the “PIPE Closing Date”).

In connection with the PIPE and pursuant to the PIPE Agreement, the Company granted registration rights (the “Registration Rights”) to the PIPE Purchaser, under which the Company agreed to file a registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable to register the resale of the ADSs, and to cause such Resale Registration Statement to be declared effective within 45-days of the PIPE Closing Date (the “Resale Effectiveness Date”). If the Resale Registration Statement was not declared effective by the SEC by the Resale Effectiveness Date, subject to certain permitted exceptions, the Company would have be required to pay liquidated damages in cash to the PIPE Purchaser on a monthly basis up to maximum aggregate liquidated damages equal to 12% of the aggregate Proceeds payable to a PIPE Purchaser under the PIPE Agreement. On January 17, 2023 the Company filed the Resale Registration Statement on Form F-1, which was declared effective by the SEC on January 24, 2023.

The Company received the Proceeds, which was recognized in the shareholders’ equity (no amount was required to be allocated to the contingent liquidation damage feature as it was considered with an insignificant value).

(4)	On June 5, 2023, the Company entered into the SEPA with Yorkville, under which the Company was granted the right, but not the obligation, to sell to Yorkville from time to time up to the Commitment Amount of the Company’s ADSs, during a limited period of 48-months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At the Company’s option, the ADSs would be purchased by Yorkville from time to time at a price equal to 95% of the lowest of the 3 daily Volume Weighted Average Price (“VWAPs”) of the Company’s ADSs for such trading day on the Nasdaq during regular trading hours as reported by Bloomberg L.P during a 3 consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such the Advance Shares. As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ADSs up to the Commitment Amount, the Company issued 68,152 ADSs (the “Commitment Shares”) to Yorkville.

The Company incurred direct and incremental issuance costs amounted to $70 thousand (approximately NIS 260).

Pursuant to the SEPA, Yorkville shall not be obligated to purchase or acquire any ADSs under the SEPA which, when aggregated with all other ADSs or ordinary shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of the Company’s ordinary shares.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(4)	(Cont.)

Upon the execution of the SEPA, Yorkville, upon the Company’s request, advanced to the Company $2,000 thousand (approximately NIS 7,430 before issuance costs) of the Commitment Amount evidenced by the First Promissory Note. The First Promissory Note accrues interest at a rate of 8%, was issued with a 3% original issue discount and will be repaid in 10 monthly installments beginning on the 60th day following the execution date of the First Promissory Note either in cash or by issuance of Advance Shares. Each installment shall include an equal portion of the outstanding balance plus all accrued and unpaid interest on the First Promissory Note at such installment date.

Yorkville’s obligation to purchase the Company’s ADSs pursuant to the SEPA was subject to a number of conditions, including that a registration statement (the “YA Resale Registration Statement”) be filed with the SEC, registering the Commitment Shares issued and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act of 1933, as amended (the “Securities Act”) and that the YA Resale Registration Statement be declared effective by the SEC. On June 7, 2023, the Company filed YA Resale Registration Statement on Form F-1, which was declared effective by the SEC on June 16, 2023 (the “YA Resale Effective Date”).

In accordance with IFRS and based on the overall contractual framework between the parties and the fact that the SEPA and the First Promissory Note were executed on the same date, both agreements were accounted for as one transaction as an issuance of a package that includes (1) right to sell Advance Shares (the “Put Options”), (2) First Promissory Note and (3) Commitment Shares.

At the initial date, the SEPA essentially constitutes a series of Put Options under which the Company may (but not obliged to) sell to Yorkville ordinary shares at a sale price representing a discount at a rate of 5% of the share market price at the exercise date of such put option. At subsequent date, upon exercise of each of the Put Options, a financial liability will be recognized at fair value through profits and losses over a limited period until the determination of the exercise price based on the aforesaid VWAP mechanism.

At the initial date, the proceeds received by the Company were allocated to the First Promissory Note based on its fair value amount and the remaining amount was allocated to the Commitment Shares as a residual amount. At subsequent dates, the Company recognized a discount expense over the economic life of the First Promissory Note based on the effective interest rate method.

Pursuant to the above, at the initial date the net proceeds received were allocated to identified components as follows:

Fair value at Closing Date

Put Options (*)	-
First Promissory Note (**)	7,083
Commitment Shares	87
Total net consideration	7,170

(*)	Management by using the assistance of third-party appraiser has determined that the fair value of the Put Options is zero as the exercise price of the Put Options is out of money at any exercise date.

(**)	The fair value of the First Promissory Note was based on rating model using a discount rate of 17.51% which represented the Company’s applicable rate of risk, as determined by management using the assistance of third-party appraiser.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(4)	(Cont.)

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, upon the Company’s request, agreed to advance to the Company $1,000 thousand (approximately NIS 3,708 before issuance costs) of the Commitment Amount, which is by the Second Promissory Note. The Second Promissory Note accrues interest at a rate of 8%, was issued with a 3% original issue discount and will be repaid in 5 equal monthly installments beginning on the 150th day following the execution date of the Second Promissory Note. The Second Promissory Note may be repaid with the proceeds of an Advance under the SEPA or repaid in cash.

Direct debt costs incurred amounted to $30 thousand (approximately NIS 111).

The following tabular presentation reflects the reconciliation of the carrying amount of the Promissory Notes during the period commencing the Closing Date through December 31, 2023:

Year ended December 31,
2023

Opening balance	-
Net amount allocated to Promissory Notes at initial date	10,680
Repayment of First Promissory Note in cash	(754)
Repayment of First Promissory Note and accrued interest through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	(3,313)
Recognition of discount, interest and exchange differences expenses related to Promissory Notes (see Note 16A below)	592
Income from exchange rate differentials	(66)
Closing balance	7,139

During the period commencing the YA Effective Date through December 31, 2023, the Company sold 33,034,240 Advance Shares to Yorkville out of the Commitment Amount under the SEPA for a total aggregate purchase price of $3,394 thousand (approximately NIS 12,572). The difference between the fair value of the ADSs issued of $145 thousand (approximately NIS 531) to the above aggregate purchase price received was recorded as finance expenses. See Note 16A below.

For selling of additional Advance Shares to Yorkville out of the Commitment Amount and increasing the Commitment Amount subsequent to balance sheet date, see also Note 21 below.

(5)	On December 13, 2023, the Company entered into the Purchase Agreement with Yorkville under which the Company sold to Yorkville through the Registered Direct Offering 1,666,667 ADSs for total gross proceeds of $1,000 thousand (approximately NIS 3,685), before deducting the offering expenses payable by the Company, at an offering price of $0.60 per ADS.

The ADSs were issued pursuant to a prospectus supplement, dated as of December 13, 2023, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3, which became effective on September 27, 2023.

(6)	In December 2023, 90,000 RSUs granted to the Company’s CEO were settled for the same number of ordinary shares of the Company.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 14 - Share-based payment

A.	Option plan

The Company has adopted the SaverOne 2014 Ltd. 2015 Share Incentive Plan (the “Plan”), under which the Company is entitled to grant options, restricted shares and restricted share units to designated participants to purchase ordinary shares of the Company. Under the Plan, options forfeited or cancelled prior to their expiration date, become available for future grants. Unless stipulated otherwise by the Company’s Board of Directors, the unexercised options will expire 10-years period following the grant date. The Plan is subject to article 102 of the Israeli Income Tax Ordinance (New Version) - 1961 (the “Income Tax Ordinance”), as part of the equity track with a trustee. As of December 31, 2023, the Company has 294,770 options available for future grants.

B.	Grants

2021

During the year ended December 31, 2021, the Board of Directors (or the shareholders at a general meeting to the extent that such approval was required) approved a grant of 140,000 options exercisable into shares of the Company, to several grantees, including the Company’s CEO. Each option is exercisable into one ordinary share of the Company, over a vesting term as determined by the Board of Directors at an exercise price in cash of between NIS 25.23 - NIS 36 per share (subject to standard adjustments). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 2,109 which be carried to profit and loss over the vesting period.

2022

During the year ended December 31, 2022, the Board of Directors (or the shareholders at a general meeting to the extent that such approval was required) approved a grant of 1,031,000 options exercisable into shares of the Company, to several grantees. Each option is exercisable into one ordinary share of the Company over a vesting terms as determined by the Board of Directors at an average exercise price in cash of NIS 1.639 per share (subject to standard adjustments). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 876 which will be carried to profit and loss over the vesting period.

2023

During the year ended December 31, 2023, the Board of Directors (or the shareholders at a general meeting to the extent that such approval was required) approved a grant of 291,000 options exercisable into shares of the Company, to several grantees. Each option exercisable into one ordinary share of the Company over a vesting terms as determined by the Board of Directors at an average exercise price in cash for each of the option of NIS 1.062 per share (subject to standard adjustments). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 240 which will be carried to profit and loss over the vesting period.

In addition, on August 14, 2023, the Company’s shareholders approved grant of 900,000 RSUs to the Company’s CEO exercisable into the same number of ordinary shares, based on vesting schedule commencing September 1, 2023 over a period of 3 years (see Note 12A above). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 822 which will be carried to profit and loss over the vesting period.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 14 - Share-based payment (Cont.)

B.	Grants (Cont.)

The fair value of the options granted, as above, was estimated using the Black and Scholes model. The parameters used in calculating the model were as follows:

	2023 grants	2022 grants	2021 grants

Price per share	NIS 0.87 - 1.05	NIS 1.477	NIS 24.1 - 28.5
Exercise price	NIS 0.93 - 1.09	NIS 1.639	NIS 25.2 - 36
Expected volatility (%)	112.28 - 116.03	46	48
Expected term (in years)	6.25	10	10
Risk-free interest (%)	4.5	2.97	1.53
Expected dividend rate (%)	-	-	-

The total compensation cost related to all of the Company’s equity-based awards recognized during the years ended December 31, 2023, 2022 and 2021 was comprised as follows:

	Year ended December 31,
	2023	2022	2021
Research and development	354	362	486
Sales and marketing	-	-	1,456
General and administrative	624	795	1,406
Total	978	1,157	3,348

The following table presents additional information relating to the share-based payment under the Plan:

	2023		2022		2021
	Number of options	Weighted average of the exercise price	Number of options	Weighted average of the exercise price	Number of options	Weighted average of the exercise price

Outstanding at the beginning of the year	1,826,519	5.74	795,519	10.61	662,501	5.64
Granted (*)	291,000	1.021	1,031,000	1.639	140,000	34.93
Forfeited	(312,289)	2.59	-	-	(6,982)	21.30
Exercised (*)	-	-	-	-	-	-
Outstanding at the end of the year	1,805,230	5.55	1,826,519	5.74	795,519	10.61
Exercisable at the end of the year	982,967	7.98	651,277	8.81	516,135	6.17

(*)	Excluding grant of 900,000 RSUs to the Company’s CEO and exercise of 90,000 RSUs during the year ended December 31, 2023. See Notes 12A and 13C6 above.

As of December 31, 2023, there was NIS 1,687 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense over the requisite service periods, which results in a weighted average period of approximately 3.2 years over which the unrecognized compensation expense is expected to be recognized.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 15 - Notes to the statements of comprehensive loss

A.	Research and development expenses, net

	Year ended December 31,
	2023	2022	2021
Salary and related expenses (1)	12,962	11,297	9,152
Consulting and professional services	4,153	6,498	6,122
Subcontractors	2,406	1,485	1,772
Computer maintenance	827	553	515
Car maintenance	754	300	347
Depreciation and amortization	523	507	458
Office maintenance	400	396	413
Miscellaneous	836	454	312
Less government grants (2)	-	-	(244)
Total	22,861	21,490	18,847
(1) Including share-based payment	354	362	486
(2) See Note 11A above.

B.	Selling and marketing expenses, net

	Year ended December 31,
	2023	2022	2021
Investors relationship	2,108	-	-
Salary and related expenses	1,639	1,062	437
Share-based payment to service provider (1)	-	-	1,456
Miscellaneous	339	529	538
Less government grants (2)	(299)	-	-
Total	3,787	1,591	2,431

(1)	On August 8, 2019, the Company signed a service agreement with a certain service provider (the “Service Provider”), under which the service provider was required to render advertising services over a period of time and at a monetary value of a defined volume and regarding various issues over a period of 15 months, commencing from October 1, 2019 through December 31, 2020 (the “Service Agreement”, the “Service Provider Services” and the “Service Period”, respectively). In return for the Service Provider Services, the Company undertook, inter alia, to allot to the Service Provider at the earlier of the end of the utilization by the Company of the Service Provider Services or at the end of the Service Period shares of the Company which will constitute 6.5% of the issued and outstanding shares of the Company, on a fully diluted basis as was outstanding on April 1, 2019.

The estimated fair value of the Service Provider Services amounted to NIS 3,500. The Company recognized share-based payment expenses regarding an equity interest settled transaction upon the actual receipt of the Service Provider Services. Accordingly, advertising expenses were recorded proportionately based on usage of the advertising budget as agreed between the parties.

(2)	See Note 11B above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 15 - Notes to the statements of comprehensive loss (Cont.)

C.	General and administrative expenses

	Year ended December 31,
	2023	2022	2021
Salaries and related expenses (1)(2)	2,632	2,292	2,747
Consulting and professional services	3,343	2,109	1,366
Directors fees	330	424	450
Office expenses	51	81	78
Insurance	1,141	908	118
Miscellaneous	830	678	390
Total	8,327	6,492	5,149
(1) Including share-based payment	624	795	1,406
(2) Including salary of related party (See Note 18B below)	1,926	1,984	2,457

Note 16 - Financing income (expenses), net

A.	Components of the financing expenses

	Year ended December 31,
	2023	2022	2021
Adjustment to liability in respect of government grants (1)	(74)	(86)	(31)
Issuance costs allocated to warrant liability (2)	-	(723)	-
Interest in respect of leasing liability (3)	(22)	(43)	(61)
Interest and discount expenses in respect of promissory notes (4)	(592)	-	-
Revaluation expenses incurred from partial exercise of Commitment Amount under equity line (4)	(531)	-	-
Exchange rate differentials, bank commissions and miscellaneous	-	-	(136)
Total	(1,219)	(852)	(228)

B.	Components of the financing income

	Year ended December 31,
	2023	2022	2021
Revaluation income of derivative warrant liability (2)	877	2,954	-
Income from exchange rate differences	458	2,060	-
Interest in respect of bank deposits	272	85	3
Total	1,607	5,099	3

(1)	See Note 11 above.

(2)	See Note 13C2 above.

(3)	See Note 9 above.

(4)	See Note 13C4 above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 17 - Taxes on income

A.	Taxation of the Company in Israel

General

The Company is taxed in Israel pursuant to the provisions of the Income Tax Ordinance.

The corporate tax rate applicable to the Company for all reported periods is 23%.

B.	Losses and deductions for tax purposes - carried forward to future years

As of December 31, 2023, the carryforward net operating losses of the Company amounted to NIS 108 million. The Company did not record deferred taxes in respect of the loss carryforward since their utilization is not expected in the foreseeable future.

C.	Final tax assessment

The Company has no final tax assessments since Inception Date. Notwithstanding, pursuant and subject to the provisions of article 145 of the Income Tax Ordinance, the reports filed with the tax authorities for the years up to and including 2018 are considered as final.

D.	The following tabular represents reconciliation between the amount of the “theoretical” tax that would have applied and the amount of the tax on ordinary operating income, as recorded in the statements of comprehensive loss:

	Year ended December 31,
	2023	2022	2021

Pre-tax loss as reported in the statements of comprehensive loss	33,835	24,962	26,490
Corporate tax rate	23%	23%	23%

Theoretical tax savings	7,782	5,741	6,093
Non-deductible expenses	(225)	(266)	(770)
Differences in measurement base	10	493	(21)
Losses and timing differences in respect of which no deferred taxes were recorded	(7,567)	(5,968)	(5,302)
Tax expenses in respect of the reported year	-	-	-

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 18 - Related parties

A.	Balances with related parties

	As of December 31,
	2023	2022

Trade payables	140	-
Other current liabilities - salaries and related expenses related parties (1)	-	113

(1)	See also Notes 10 and 12A above.

B.	Transactions with related parties

	Year ended December 31,
	2023	2022	2021
General and administrative expenses - salaries and related expenses (including share-based payment) to related parties (1)	1,926	1,984	2,457

(1)	See also Notes 12A and 15C above.

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

A.	Exposure to changes in foreign currency exchange rates

The Company had certain assets and liabilities denominated in U.S. dollars whereby the financial statements are measured and presented in New Israeli Shekels. In such view, the Company had an exposure to changes in the exchange rate of the dollar, which were reflected as part of the financing expenses. As of December 31, 2023, the Company has significant balance of financial assets and financial liabilities amounted to NIS 16.6 and NIS 8.2, respectively, that are denominated in foreign currency which is different from Israeli Shekels.

The Company does not use financial instruments, including derivative instruments in order to reduce exposure to these risks.

B.	Credit risks

1.	As of December 31, 2023, the balances of cash, cash equivalents, short-term bank deposits and restricted deposits were deposited in one banking institution in Israel. The Company’s management regularly assesses the financial strength of the financial institutions the Company works with. Accordingly, Company’s management believes that the credit risk in respect thereof is not high.

2.	The management regularly examines the quality of the customers, including an analysis of each new potential customer and accordingly determines the scope of the engagement with them. As of the reported periods, the balance of customers whose carrying amount was impaired by the management, and for whom the provision for credit losses was recognized, is based mainly on specific customers who did not meet the payment terms. The main factors taken into account in determining the provision for impairment of such customers are the Company’s familiarity with the customers and the history of activity with them, the depth of arrears, the financial condition of the customers as known to the Company and the quality of the collateral granted.

3.	The following is a breakdown of the financial assets in respect of which the Company is exposed to credit risks:

	As of December 31,
	2023	2022
Cash and cash equivalents	17,112	19,240
Short-term bank deposits	-	10,070
Restricted deposits	211	201
Other current assets	855	594
Trade receivables, net	2,105	1,097
Total	20,283	31,202

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 19 - Financial instruments and risk management (Cont.)

A.	Financial risk management (Cont.)

2.	Financial risk factors (Cont.)

C.	Exposure to changes in interest rates

As of December 31, 2023, the Company has outstanding promissory notes which accrued an interest in a fixed rate and thus the Company has no material exposure to changes in interest rates.

D.	Price risks of Company’s ordinary share

As of December 31, 2023, the Company is exposed to risks arising from (i) changes in the price of the Warrant of the Company measured at fair value through profit or loss as resulted from issuance of warrants to investors through the U.S. IPO (see Note 13C2 above) or (ii) changes in the price of the ordinary shares of the Company, upon exercise of each of the Put Options granted to Yorkville as the exercise will be determined based on VWAP mechanism over a limited period of three days (ser Note 13C4 above). The fair value of such derivative financial liabilities subject the Company to recognize losses in case there will be change in the price of the Company’s ordinary share. However, the settlement of these liabilities will be through exercise of the Company’s ordinary shares.

E.	Liquidity risks

As of December 31, 2023, the Company’s working capital amounted to NIS 9,405.

The Company’s policy is to manage its liquidity by assessing current forecasts for purposes of managing its cash for operating purposes during the normal course of business. Depending on its current needs, the Company conducts, from time to time, additional rounds of fundraising.

As of December 31, 2023, the balance of the Company’s financial liabilities which is expected to be repaid in cash during the 12-month period following the balance sheet date, amounted to NIS 6,345. In addition, as of the same date, the Company has (i) liability in respect of grants received which will be repaid through payment of royalties of between 3.5% - 5% of the revenues deriving to the Company in the future from the know-how and technology developed as part of projects in respect of which such funding was received, (ii) leasing liability related to its premises, net, which will be repaid based on payments schedule as determined with the landlord and (iii) promissory notes, net received which will be repaid based on payments schedule as determined with the Yorkville.

B.	Fair value of financial instruments

Items, the carrying value of which approximates their fair value

The Company’s financial instruments which are part of its working capital, include cash and cash equivalents, short-term bank deposits, restricted deposits, trade receivables, net other current assets, trade payables and other current liabilities. As of the reported periods, the balances of these financial instruments in the statements of financial position constitute an approximation of their fair values. In addition, the Company has a liability in respect of government grants, a liability in respect of leasing and promissory notes, net that are measured at the initial recognition date at fair value and in subsequent periods at the amortized cost using the effective interest method. Taking into consideration that there has not been a significant change in the discount rate used for recognition of the liabilities and the current discount rate, the balance constitutes an approximation of fair value.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 19 - Financial instruments and risk management (Cont.)

C.	A summary of financial instruments broken down by group:

	As of December 31,
	2022	2021

Financial assets measured at depreciated cost
Cash and cash equivalents	17,112	19,240
Short-term bank deposits	-	10,070
Trade receivables, net	2,105	1,097
Other current assets	855	594
Restricted deposits	211	201
	20,283	31,202
Financial liabilities measured at depreciated cost
Leasing liability (including current maturity)	1,332	649
Trade payables	4,303	1,956
Other current liabilities	2,042	2,872
Liability in respect of government grants (including current maturity)	1,327	1,254
Promissory notes, net	7,109	-
	16,143	6,082

Financial liabilities measured at fair value
Derivative warrants liability	274	1,151

D.	Disclosure regarding financial instruments periodically measured at fair value

For information regarding to warrants granted through the U.S IPO, see Note 13C2 above.

E.	Company capital risk management policy

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 20 - Segment information and major customers

A.	General information

Since inception date, the operation of the Company is conducted through one operating segment, i.e., development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving a motor vehicle.

B.	Revenues by geographic region are as follows:\

	Year ended December 31,
	2023	2022	2021

Israel	2,519	1,193	450
Europe	201	-	-
Total	2,720	1,193	450

Revenues were attributed to countries based on customer location.

C.	Major external customers from total revenues

During the years ended December 31, 2023, 2022 and 2021, the Company had several customers which accounted for 38%, 37% and 10% of the Company’s total revenues, respectively.

Note 21 - Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Partial exercise of Commitment Amount

As noted in Note 13C4 above, during the period commencing on January 1, 2024 through the issuance date of these financial statements, the Company sold 2,150,000 Advance Shares to Yorkville out of the Commitment Amount under SEPA for a total purchase price of $2,108 thousand (an amount of $819 thousand out of which was accounted for as repayment of principal and accrued interest related to the First Promissory Note).

B.	As noted in Note 13C4 above, on March 25, 2024, the Company entered into second amendment to the SEPA under which the Commitment Amount was increased from original amount of $10,000 thousand to an updated amount of $15,000 thousand.