Form 20-F
period 2024-12-31
SaverOne 2014 Ltd.
filed 2025-03-21
CIK 1894693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Ori Gilboa

Chief Executive Officer

+972-39094177

OriG@saver.one

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
American Depositary Shares, each representing 1,200 ordinary shares, par value NIS 0.01 per share	SVRE	Nasdaq Capital Market
Ordinary shares, par value NIS 0.01 per share	—	Nasdaq Capital Market*
Warrants to purchase ordinary shares, par value NIS 0.01 per share	SVREW	Nasdaq Capital Market

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission. The American Depositary Shares are registered under the Securities Act of 1933, as amended, pursuant to a separate registration statement on Form F-6 (File No. 333- 263785).

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 415,103,076 ordinary shares.

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

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “SaverOne,” “we,” “us,” “our” and other similar designations refer to SaverOne 2014 Ltd. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 par value per share. All references to “Israel” are to the State of Israel. All references to “ADS” refer to the American Depositary Shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SVRE,” each representing one thousand two hundred of our ordinary shares. Our ordinary shares have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “SAVR” since June 2020. On June 3, 2022, our ADSs and warrants began trading on the Nasdaq under the symbols “SVRE” and “SVREW”.

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

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel and the terms “dollar” “$,” “US$” and “U.S. dollars” refer to U.S. dollars, the lawful currency of the United States. We prepare our financial statements in NIS. This Annual Report contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.647 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2024. The dollar amounts presented in this Annual Report should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

On October 28, 2024, we effected the change in the ratio of Ordinary Shares to each ADS from one (1) ADS representing five (5) Ordinary Shares to one (1) ADS representing ninety (90) Ordinary Shares. This change in the ADS ratio had the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every eighteen (18) old ADSs held by the Company’s holders (the “2024 Reverse Stock Split”). On February 21, 2025, the Company effected a further change in the ratio of Ordinary Shares to each ADS from one (1) ADS representing ninety (90) Ordinary Shares, to one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares. The most recent change in the ADS has the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every thirteen and one third (13.33) old ADSs (the “2025 Reverse Stock Split; together with the 2024 Reverse Stock Split, the “Reverse Stock Splits”). Our Ordinary Shares were unaffected by the new exchange ratio for ADSs. Our ADSs are evidenced by American Depositary Receipts, or “ADRs.” Unless noted otherwise, all ADSs and the price per ADS numbers for all periods presented in this Annual Report have been retroactively adjusted for the Reverse Stock Splits.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project,” “plan,” “predict,” “potential,” or the negative of these terms or other similar expressions.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

Such forward-looking statements include statements regarding, among other things:

●	our ability to continue our business operations on a going concern
●	Our ability to maintain our Nasdaq Listing;
●	the ability of our technology to substantially improve the safety of drivers;

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

v

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions, including in many cases decisions or actions by third parties, that are difficult to predict.

We discuss many of these risks in this Annual Report on Form 20-F in greater detail under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F. You should not rely upon forward-looking statements as predictions of future events.

Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this report or, in the case of forward-looking statements incorporated by reference, the date of the filing that includes the statement. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our security holders.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

●	Our independent auditors have expressed their concern as to our ability to continue our business operations as a going concern.

●	We may not be able to continue complying with the continued Nasdaq listing requirements which could result in delisting of the ADSs from Nasdaq.

●	We will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Risks Related to Our Business and Industry

●	We are currently in the early commercialization stage and we depend entirely on the success of our current SaverOne systems that we have started to commercialize and that we may further develop.

●	Defects in our SaverOne systems could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

●	We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

●	We may not be able to successfully manage our planned growth and expansion.

●	Our operating results and financial condition may fluctuate.

●	The markets in which we participate are competitive. Even if we are successful in completing the development of our products in development, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

●	If our relationships with suppliers for our products and services were to be terminated or our manufacturing arrangements were to be disrupted, our business could be interrupted.

●	Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

●	Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business, or may cause harm to our business that may or may not be reparable.

●	Our SaverOne system operates as a deterrent to mobile phone distracted driving, but cannot actually prevent mobile phone distracted driving.

●	Some of our products will be subject to automotive regulations due to the global quality requirements, which could prevent us from marketing our products to vehicle manufacturers.
●

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

●

Our products are cost-sensitive and subject to customers’ aggressive target costs. Our products are subsystems of modules as part of full semi-autonomous or autonomous systems with low cost product expectations and we may therefore be forced to lower or costs or have lower margins.

●	Our SaverOne solution may prevent drivers from contacting emergency services when the car is in motion.
●	Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

●	Any resurgence of the COVID-19 or other pandemic could adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights or proprietary rights for our products, we may not be able to compete effectively in our markets.

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our SaverOne systems. Such litigation or licenses could be costly or not available on commercially reasonable terms.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

●	Our use of open source software could negatively affect our ability to sell our platform and subject us to possible litigation.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

●	We may be subject to claims challenging the inventorship of our intellectual property.

●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to the Ownership of our ADSs or Our Ordinary Shares

●	Raising additional capital and issuance of additional ADS representing our ordinary shares would cause dilution to our existing shareholders and may affect the rights of existing shareholders.
●	In the event that our ADSs are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in the ADSs because they may be considered penny stocks and thus be subject to the penny stock rules.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our ADSs or ordinary shares price and trading volume could decline.

●	Sales of a substantial number of ADSs representing our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	Holders of ADSs are not shareholders of ordinary shares and must act through the depositary to exercise their rights.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

●	As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	We may have been a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2024 and may be a PFIC in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or our ordinary shares if we are or were to become a PFIC.

●	If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our amended and restated articles of association, as amended (the “Articles of Association”) may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	It may be difficult to enforce a judgment of a United States court against us and our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors.

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

●	Certain of our research and development activities and programs were supported by Israeli Governmental grants, some of which were sold or are in the process of selling. The terms of such grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

General Risk Factors

●	We incur significant increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

●	We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We intend to take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our IPO (i.e., December 31, 2027). We may choose to take advantage of some but not all of these exemptions.

We are also considered a “foreign private issuer.” Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the requirement to comply with Regulation FD, which restricts selective disclosure of material information;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of reports containing unaudited financial and other specified information, or current reports on Form 6-K upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. As a result, we do not know if some investors will find our ADSs less attractive, which may result in a less active trading market for our ADSs or more volatility in the price of our ADSs.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are currently in the early commercialization stage and have not yet generated significant revenues from our sales and operations. We have experienced net losses in every period since our inception. We incurred net losses of NIS 34.9 million (approximately $9.4 million), NIS 33.8 million (approximately $9.3 million), and NIS 25 million (approximately $7.1 million) for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of NIS 170.5 million (approximately $46.1 million).

We have devoted substantially all of our financial resources to develop our SaverOne system and have begun the process to invest in our sales and marketing activities as we start to transition to an early commercialization stage company. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. While we plan to finance its operations through sale of equity and through increasing our revenues from product sales; however, there can be no assurance that we will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet our current obligations and to achieve its business targets.

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

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

Our audited consolidated financial statements for the year ended December 31, 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. The financial statements for 2024 do not include any adjustments that might result from the outcome of this uncertainty. The Company’s existing operational cash flow may not be sufficient to fund presently anticipated operations, and the Company expects that it will need to raise additional funds through alternative sources of financing before it becomes profitable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. There is no assurance that we will be able to obtain additional funding when it is needed, or that such funding, if available, will be obtainable on terms acceptable to us. In addition, should we incur significant presently unforeseen expenses or delays, we may not be able to accomplish our goals. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern.

We may not be able to continue complying with the continued Nasdaq listing requirements, which could result in delisting of the ADSs from Nasdaq.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of the ADSs on Nasdaq.

On May 17, 2024, we received notification from the we received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq Staff”) indicating that, based on the closing bid price of the ADSs for the 30 consecutive business days, we did not meet the minimum bid price of $1.00 per share required for continued listing on Nasdaq pursuant to Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we had an initial period of 180 calendar days from the date of the notification letter, or until November 13, 2024, to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement, on October 28, 2024, the Company effected the change in the ratio of each ordinary shares to each ADS from one (1) ADS representing five (5) Ordinary Shares, to one (1) ADS representing ninety (90) Ordinary Share (the “2024 Reverse Stock Split”). On November 12, 2024, the Company received notice from the Nasdaq Staff informing the Company that it regained compliance with the Minimum Bid Price Requirement, based on the closing bid price of the Company’s ADS of $1.00 per share between October 28 and November 11, 2024.

However, on February 20, 2025, we received a new letter from the Nasdaq Staff, notifying us that the Company was not in compliance with the Minimum Bid Price Requirement, because the price per share of our ADS was below $1.00 for 30 consecutive business days. Because we effected the 2024 Reverse Stock Split within the prior one-year period, under a recently amended Listing Rule 5810(c)(3)(A)(iv), we were not eligible to receive any new compliance or a cure period by the Nasdaq Staff. Accordingly, our ADSs were subject to delisting from Nasdaq unless we requested an appeal of this determination. We requested an appeal, and a hearing date was set for April 10, 2025.

On February 21, 2025, we implemented an additional change in the ratio of each ordinary shares to each ADS from 90 ordinary shares to each ADS to 1,200 ordinary shares (the “2025 Reverse Stock Split”). On March 14, 2025, the Nasdaq Staff notified the Company that it has regained compliance with the Minimum Bid Price Requirement and that the hearing has accordingly been cancelled.

Nonethless, no guarantee can be provided that we will be able to continue compliance with the Minimum Bid Price Requirement or other Nasdaq Listing Rules. Pursuant to amended Listing Rule 5810(c)(3)(A)(iv), a company is not eligible for any compliance periods if it effected one or more reverse stocks in the cumulative 1-for-250 reverse stock splits ratio within a 2-year period. Accordingly, if the bid price of our ADS falls below $1 for another consecutive 30-day trading period, prior to October 2026, our ADS will be subject to immediate delisting from Nasdaq. In addition, we may in the future fail to meet other continued Nasdaq listing requirements, and if we are not eligible to receive any compliance period from Nasdaq, our ADS will be immediately delisted to over-the-counter market. If this were to occur, it would have a material adverse effect on our business. Our shareholders could face significant material adverse consequences, including limited availability of market quotations for ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for ADSs will develop or be sustained. As a result of these factors, if our ADSs are delisted from Nasdaq, the price of our ADSs is most likely to decline. The delisting of our ADSs from Nasdaq could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. If our ADSs are delisted from Nasdaq, we would remain a publicly traded company on the TASE and revert to being subject to full Israeli securities laws and disclosure requirements. Accordingly, we will need to comply with U.S. and Israeli disclosure requirements, and we expect that these additional reporting requirements would increase our legal and financial compliance costs and require significant management time.

We need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

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

We are currently in the early commercialization stage. Until recently, we have invested most of our efforts and financial resources in the research and development of our SaverOne systems and we have recently begun investing additional resources in sales and marketing and operational activities as we transition to a commercialization stage company. As a result, our business is primarily dependent on our ability to successfully commercialize and further develop our SaverOne systems. The process of commercialization and development is long, complex, costly and uncertain of outcome. While we have started to commercialize our SaverOne systems, including the second-generation DDPS product, which replaced Generation 1.0. we have not yet generated significant revenues from such sales and our operations. In addition, while some of our Generation 1.0 and Generation 2.0 systems are in various phases of pilot programs in Israel and abroad through which we are demonstrating our technology, we cannot assure that any of these programs or any future generations of our systems will result in subsequent sales of our products.

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

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expanding the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

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

Our business is characterized by rapid changes as well as new and disruptive technologies. We believe that the market for solutions designed to address mobile phone-related distractions while driving is a relatively new market with increasing competition for similar solutions. However, we believe that our SaverOne system is superior to the products of our competitors due to the fact that our system can differentiate between the driver’s phone and other passenger’s phones in the vehicle. Moreover, our system does not require the driver to cooperate other than with the initial installation of the application on their phone.

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

We have a growing portfolio of seven issued U.S. patents and four pending U.S. applications, two granted European patents validated in United Kingdom, Germany, France, Italy, Spain, and Sweden, two granted Chinese patents, one granted Israeli patent, four pending applications with the Israeli Patent Office, and three pending applications in Europe. In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. Further to the evidence submitted by the opponent, we are now requested to submit evidence by March 20, 2025, and the proceedings are still ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

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

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000, and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and in most of the other countries are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

We have included software in our platform covered by open source licenses. We do not own all of the open source technology in our platform and the ownership of the open-source technology in our platform may not be easily determinable by us. Rather, we rely on third party open-source contributors to ensure that the open source contributions to our platform are properly owned by the committers and contributors who contribute the open source technology and that such contributions do not infringe on other parties’ intellectual property rights. Moreover, the terms of certain of the open-source licenses have not been interpreted by United States or other courts, and there is a risk that such licenses could be construed in a manner that is incompatible with our current business model, imposing unanticipated conditions or restrictions on our ability to market our solutions. We or our customers may in the future receive, notices that claim we have misappropriated, misused or infringed other parties’ intellectual property rights, and, to the extent products based on the open-source software gain greater market visibility, we and our customers face a higher risk of being the subject of intellectual property infringement claims. In addition, we or our customers could be subject to lawsuits by parties claiming ownership of (or that different license terms apply to) what we believe to be open source software, or seeking to enforce the terms of an open source license. By the terms of certain open-source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open-source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be impacted by an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies and services, each of which could reduce or eliminate the value of our technologies and cause us to have to significantly alter our current business model. These claims could also result in litigation (including litigation against our customers or partners, which could result in us being obligated to indemnify our customers or partners against such litigation), require us to purchase a costly license or require us to devote additional research and development resources to change our solutions, any of which could have a negative effect on our business and operating results. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our solutions or incur additional costs to find alternative tools.

In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, support, indemnity or assurance of title or controls on origin of the software. Further, some open-source projects have known vulnerabilities and architectural instabilities and are provided on an “as is” basis. Many of these risks associated with usage of open-source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our platform and our business. In addition, we may be required to absorb these risks in our customer relationships by agreeing to provide warranties, support and indemnification with respect to such third-party open-source software. While we have established processes intended to alleviate these risks, we cannot assure that these measures will eliminate or significantly reduce these risks.

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

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. Further to the evidence submitted by the opponent, we are now requested to submit evidence by March 20, 2025, and the proceedings are still ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

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

Risks Related to the Ownership of Our ADSs or Our Ordinary Shares

Raising additional capital and issuance of additional ADS representing our ordinary shares would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

We have been and will continue to seek additional capital through a combination of private and public equity offerings, debt financing and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs and ordinary shares.

On July 16, 2024, we entered into the standby equity purchase agreement (the “SEPA”), with YA II PN, LTD., (“Yorkville”), pursuant to which Yorkville has committed to purchase up to $15.0 million of our ADSs at our direction from time to time during 3-year period following the date of the execution, until July 16, 2027 of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. Yorkville advanced to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), evidenced by the Promissory Notes, which are convertible into Company’s ADSs. Unless converted by Yorkville or redeemed by the Company. the principal, interest and any other payments due under the Promissory Notes shall be paid in cash on January 16, 2026.

As of the date of this report, we have sold and issued an aggregate of 445,803,290 ordinary shares represented by 371,503 ADSs (after giving retroactive effect to the new ratio of 1,200 ordinary shares for each ADS) to YA as Advance Shares for aggregate gross proceeds of approximately $5.84 million. The purchase price for the ADSs that we may sell to YA will fluctuate based on the price of our ADSs. Depending on market liquidity at the time, sales of such ADSs may cause the trading price of our ADSs to fall. After YA has acquired the ADSs, YA may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, our sales to YA could result in substantial dilution to the interests of other holders of our ordinary shares and ADSs. Additionally, the sale of a substantial number of shares of our ADSs to YA, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales.

In the event that our ADSs are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in the ADSs because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1 through 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Following a delisting from NASDAQ, the ADSs may constitute “penny stock” within the meaning of these rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions involving the ADSs, which could severely limit the market liquidity of the ADSs and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Securities holders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses.

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

Holders of ADSs are not shareholders of ordinary shares and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as holders of ordinary shares and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under Israeli law, the minimum notice period required to convene a shareholders meeting is generally no less than 35 calendar days, but in some instances, 21 or 14 calendar days. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting unless they first redeem their ADSs and become holders of the underlying ordinary shares held in the Israeli market in order to allow them to submit to us a request to call a meeting with respect to any specific matter, in accordance with the applicable provisions of the Israeli Companies Law 5759-1999, or the Companies Law, and our Articles of Association.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

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

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

Our securities are listed on Nasdaq; however, , we cannot assure you that we will be able to meet continued Nasdaq listing requirements and that our securities will continue to be listed on Nasdaq.

In order to maintain our listing on the Nasdaq, we are required to comply with the continued Nasdaq listing requirements, including maintaining the required standards of shareholders’ equity, the Minimum Bid Price Requirement, minimum market value of publicly held shares, and various additional requirements. While we were able to comply with the initial listing requirements and other applicable rules of the Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ADSs are a “penny stock,” which will require brokers trading in our ADS to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We may have been a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2024 and may be a PFIC in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or our ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC for our 2024 taxable year and we may be a PFIC for 2025 and in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or our ordinary shares. Accordingly, there can be no assurance that we will not be a PFIC in subsequent years. If we were a PFIC in 2024, or are a PFIC in any subsequent taxable year during which a U.S. taxpayer holds our ADSs or our ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or our ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our ADSs or ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. A U.S. taxpayer that has held our ADSs or our ordinary shares during a period when we were a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and such U.S. taxpayer makes a “deemed sale” election with respect to our ADSs or our ordinary shares. If we are a PFIC in any year, U.S. taxpayers may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. We do not intend to notify U.S. taxpayers that hold our ADSs or our ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election or a mark-to-market election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we are a PFIC. U.S. taxpayers that hold our ADSs or our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or our ordinary shares in the event that we are a PFIC. See “Item 10.E. Taxation—Certain Material United States Federal Income Tax Considerations—Passive foreign investment company considerations” for additional information.

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

Provisions of Israeli law and our Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

In addition, February 17, 2025, we further amended our Articles of Association to include provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include a staggered board of directors, and an additional provision providing that such e staggered board provision would require the approval of holders of at least 75% of the outstanding shares. These provisions may make it more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

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

The rights and responsibilities of the holders of our ordinary shares (and therefore indirectly, our ADSs) are governed by our Articles of Association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

Our research and development efforts relating to our products have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 1.7 million (approximately $0.5 million) received from the Israel Innovation Authority, or the IIA, as of December 31, 2024. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

We have identified control deficiencies in our financial reporting process that constitute material weaknesses for the years ended December 31, 2024, 2023, and 2022 (which were primarily due to the fact that we were a private company prior to June 2, 2022). In 2024, the material weakness was related to the segregation of duties and consequent lack of sufficient internal controls. For additional information see “Item 15 – Controls And Procedures”.

Although we have taken certain measures to address the identified material weakness such as appointing in 2024 a SOX consultant to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls, implementing internal policies and procedures related to internal control over financial reporting and hiring additional internal accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to retain additional qualified personal in order to fully address our material weakness. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that it has been fully remediated.

Further, there can be no assurance that we will not suffer from other material weakness or significant deficiencies in the future. If we fail to remediate the identified material weakness or fail to otherwise maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ADSs. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

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

B. Business Overview

Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone radio frequency, or RF, Signals. Our strategy is to is to provide our technology for installation to customers in the aftermarket as well as to address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process. Using this core technology, we are developing two product lines. The first is an In Cabin Driver Distraction Prevention Solution, or DDPS, which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an Advanced Driver-Assistance System, or ADAS, product that detects vulnerable road users, or VRUs, and provides warning to the vehicle regarding potential collision.

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

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of March 19, 2025, about 5,400 systems have been ordered (which includes about 1,000 systems ordered as part of our ongoing Generation 1.0 and Generation 2.0 pilot program and about 4,400 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and about 4,000 of these systems have been installed.

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

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it during the second half of 2025. Since the development of our OEM solution is still in an early stage, it is too early to estimate the cost of development.

In the past several years, we believe that public awareness and demand for driver safety technologies have grown substantially. While there are currently many driver-assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related to automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The National Safety Council, or NSC reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the Federal Motor Carrier Safety Administration, or FMCSA, reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

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

As of the second quarter of 2024, there were an estimated 291 million cars and trucks on the road in the United States and approximately 345 million cars and trucks on the road in Europe. In addition, it is estimated that approximately 77 million new cars were sold worldwide in 2024.

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

In response to the need for a solution to distracted driving resulting from the use of mobile phones, the NHTSA has published a comprehensive study suggesting that a complete solution must contain the following features: (i) the ability to distinguish between the driver’s area of the vehicle and the rest of the vehicle, (ii) does not depend on the cooperation of the driver, and (iii) selective blocking of cell phone applications. Our SaverOne system has been designed with these features in mind, and it is for this reason that we believe that it is significantly better than the existing product solutions sold in the market.

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

The SaverOne system currently has achieved safety and radiation certifications from Hermon Laboratories, an internationally approved testing and certification lab. SaverOne’s solution is certified for operating in Israel, the United States, Europe, Japan and Mexico. These certifications assure that SaverOne product complies with the regulations/legislations in these countries/regions.

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

Traffic accidents and their resulting injuries remain a major unresolved problem worldwide, where driving distractions are a major contributing factor. As a result, many states in the United States have enacted laws to help prevent distracted driving. These include banning texting while driving, implementing hands-free laws (laws prohibiting the use of cellphone while driving), and limiting the number of young passengers who can ride with teen drivers, due to the fact that teen drivers with two or more young passengers in the car can more than triple the risk of a fatal crash. As to date, all but two states (Montana and Missouri) have banned texting while driving, according to the Insurance Institute for Highway Safety. In addition to state laws, Federal laws have also been implemented in the United States prohibiting texting while driving for federal employees.

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

The National Safety Council reported that cell phone use while driving leads to 1.6 million crashes each year in the United States. The NHTSA reported that there were over 6.75 million police-reported motor vehicle traffic crashes in the United States in 2019, meaning that cell phone usage while driving can account for around 24% of all motor vehicle crashes in the united states. In addition, the study found that the risk of accidents by frequently distracted drivers, is six times higher than that of a driver who is not distracted at all.

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

According to global market research firm Lucintel, emerging trends, which have a direct impact on the dynamics of the industry, include increasing usage of sensors in ADAS application, development of advanced magnetic position sensors in electric power steering application, advancement of silicon-based sensors and development of wireless sensing for automotive applications.

The automotive sensors market was valued at USD 27.51 billion in 2021 and is expected to register a value of USD 59.12 billion in 2027 and is expected to record a CAGR of 13.60% during 2022-2027.

Automotive sensors are an integral part of a vehicle, which are designed to detect, transmit, analyze, record, and display vehicle performance information of the internal and external environment of the vehicle. With the increasing popularity of vehicle automation and the growing demand for connected cars across the world, the demand for automotive sensors is expected to grow significantly during 2022-2027. The increasing demand for safety and security in automobiles is the main factor driving the market’s growth, according to Mordor Intelligence.

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

In order to expand the commercialization of our technologies and solutions, we intend to:

●	Increase the marketing and sales efforts of our SaverOne Generation 2.0 solution, which is aftermarket solution that is deployed for private vehicles, commercial trucks and buses.

●	Complete the development of our OEM solution. The aim of our OEM solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience.

●	Advance our commercialization efforts and infrastructure. We are advancing our commercialization efforts and infrastructure, including increasing our sales presence globally. As we have completed the development of our Generation 2.0 and advance our OEM solution, we intend to enlarge the production process, and to turn to potential customers, directly and/or through third-party distributors.

●	Complete the development of our ADAS VRU solution. The aim of our VRU solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience, assisting with preventing collisions between vehicles and pedestrians or other road users.

●	Form alliances with industry leaders (e.g. vehicle integrators, components manufacturers) and OEMs. We plan to expand our collaboration with OEMs and Tier-1 companies in order to integrate the SaverOne solution directly into the vehicle manufacturing process for seamless integration in the driving experience.

●	Monitor and assist governmental regulatory initiatives for enforcing implementation of driver distraction prevention systems in the vehicle. We intend to approach regulators around the globe such as the United Nations Economic Commission for Europe (UN-ECE) and the NHTSA in the US, in order to present the SaverOne solution, which we believe will help advance broad adoption of regulations that will require vehicles to implement our solution.

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our previous efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. As of March 19, 2025, we have conducted, or are in the process of conducting, more than 110 pilot programs for the evaluations of our solution. These pilots and collaborations allow the customers to test and evaluate the performance of our technology. After testing and evaluating our solution, 35 of our pilot program participants have placed, or are in process of placing, commercial orders for their vehicle fleet, while most of the remaining participants are still in the process of piloting our solution.

As of March 19, 2025, we have installed about 1,100 systems in large fleets in Israel as part of pilot programs and more than 3,000 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for about 1,440 systems, in addition to these installations.

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

Our solution utilizes sensors that we place in the vehicle in a concealed manner to detect the location of any mobile device in the vehicle. Our Phone Location Unit (a unit that is concealed under the vehicle’s dashboard) runs statistical algorithms that can evaluate the location of a mobile devices in the vehicle, based on various algorithms (e.g. relative strength of the signals received from the mobile device).

Any driver that enters a vehicle equipped with SaverOne system will not be able to operate dangerous applications on his mobile phone while driving, while permitted applications are not blocked. If a mobile phone is identified in the driver’s area without the SaverOne application on it, an alarm is triggered while driving. The alarm function works by identifying mobile phones in the driver area of a car without the SaverOne mobile application properly installed, and then activating a loud irritating alarm. The alarm only ceases if the device is removed from the driver’s area or upon re-installing the SaverOne application on the mobile device, thus returning to “safe mode”.

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

Our SaverOne solution does not perform any kind of signal jamming that interferes with authorized radio communications, and therefore is compliant with the Federal Communications Commission’s anti-jamming law. Furthermore, since the solution only blocks non-permitted applications on the driver’s phone while actually driving, in an emergency situation, the car be stopped and the driver will be fully free to use his mobile device to call for help if needed.

At the heart of our technology are our proprietary algorithms which begins to identify and evaluate the location of all mobile devices in the vehicle and precisely determine whether a mobile device is inside of the driver’s area. The algorithms’ analyze various parameters and indicate if a mobile device is in the driver’s area. In such a case, the driver’s mobile device is automatically switched to “safe-mode”, leading to a safer driver experience for the driver and passengers. This operation starts upon the initial movement of the vehicle.

Our SaverOne technology employs passive sensors that receive the signals from the cellphones and do not emit any energy. As a result, our system does not cause any interference with other systems in the vehicle and complies with the regulatory safety and emission standards.

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

VRU System

We are also developing a solution for detection of VRUs (Vulnerable Road Users) based on our second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors (i.e. camera, lidar and radar) through its superior abilities to deal with NLoS hazards, adverse weather conditions and low visibility. SaverOne’s solution is designed to detect VRUs ahead of the vehicle, providing the driver enough time to avoid and prevent collisions. It does this by detecting the exact location and direction of movement of the VRU via their RF footprint from their cellphone signals, under all visibility conditions. Since the development of our VRU solution targets the vehicle manufacturers (a.k.a. the OEM market) and is still at an early stage, it is too early to estimate the cost of development.

During 2024, we retained the services of a top-tier global consultancy firm to analyze the market for the VRU (Vulnerable Road Users) detection solution and assess the potential of this solution, its value proposition and market potential within the automotive industry. The results of the analysis projected a growing market for the global automotive RF-sensor market for VRU detection, potentially reaching $1.5 billion annually by 2035. The results also indicated the relative advantage of SaverOne’s solution (detecting VRUs through RF-ADAS-Sensor) over other ADAS safety solutions, as our solution can detect VRUs in non-line of sight such as pedestrians and cyclists, a problem that no existing sensor (e.g. camera, radar or LIDAR), can currently solve. Based on these results we have determined that we will establish a new subsidiary company dedicated to advancing the development, commercialization and broad adoption of our VRU detection solution which leverages the RF ADAS (Advanced Driver Assistance System) sensor technology. We have started working with OEMs and Tier-1 suppliers to promote our ADAS solution, which as of the date of this prospectus is in the development stage.

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

We believe that the following companies are offering competing products to the DDPS SaverOne solution:

●	TRUCE Software (formerly Cellcontrol, Inc.) offers a driver distraction prevention system primarily designed for workplace safety. The solution requires manual activation by the driver and can be removed at any time. Additionally, it applies broadly to the driver’s side of the vehicle and does not differentiate between the actual driver and passengers seated behind them

●	Katasi, Inc. offers Groove, a system that blocks messages sent to the driver’s mobile device but only activates while the vehicle is in motion. It does not prevent usage at stops (e.g., red lights) and can be deactivated by the driver. Furthermore, the system does not differentiate between the driver’s mobile phone and other mobile devices in the vehicle, potentially affecting all occupants.

●	Cipia has developed Driver Sense, a driver monitoring system that detects distraction and drowsiness. While it provides real-time alerts, it does not actively prevent mobile device usage

●	Lytx provides video-based telematics solutions that analyze driver behavior, including distraction and risky driving habits. However, it does not prevent driver actions, nor does it differentiate between the use of permitted and non-permitted mobile applications.

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

Sales and Marketing

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our pre-commercialization efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. As of March 19, 2025, we have conducted, or are in the process of conducting, more than 110 pilot programs for the evaluations of our solution. These pilots and collaborations allow the customers to test and evaluate the performance of our technology. After testing and evaluating our solution, 35 of our pilot program participants have placed, or are in process of placing, commercial orders for their vehicle fleet, while most of the remaining participants are still in the process of piloting our solution.

As of March 19, 2025, we have installed about 1,100 systems in large fleets in Israel as part of pilot programs and about 3,000 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for about 1,440 systems, in addition to these installations.

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

We have achieved a number of significant milestones to date, which include:

Pilot Programs

We have installed about 1,110 systems in large fleets in Israel as part of our pilot programs. The pilot customers are offered a reduced price on their SaverOne system installations (usually 25% - 40% of our listed price) and enjoy full operational support from our technical team at no additional cost.

Commercial Agreements

To date, we have installed about 3,000 SaverOne systems pursuant to commercial orders. In addition, we have commercial orders for about 1,440 systems, in addition to these installations. The commercial orders are priced based on negotiations with individual customers, and then a small discount is added (this discount differs from the 25-40% discount we offer for our pilot program installations). We have entered into agreements and received commercial orders from the following customers:

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

Our strategy in Europe is to first increase our presence in Italy and Spain as we plan to expand throughout the rest of Europe. To further support and grow our sales efforts in the region, in October 2023, we announced that we signed a distribution agreement with GVZ Company, or GVZ, based in Milan, Italy, a specialist in the distribution of automotive components. GVZ will market, sell, install and provide local support for SaverOne’s DDPS products in the region. In addition, to further support and expand our sales efforts in the region, we appointed Mr. Tal Yihie as our Italian Country Partner. Based in Milan, Mr. Yihie is a seasoned business development executive with over 14 years of extensive sales, marketing, and distribution expertise in Italy, in addition to having an extensive global business network. Having been a key figure in several international companies, Mr. Yihie brings proven acumen in shaping market development and EU go-to-market strategies to us. A number of our strategic agreements in Europe include:

●	During 2021, the Italian truck manufacturer Iveco S.p.A, or IVECO, one of the largest truck manufacturers in Europe, requested the company to examine the integration of our SaverOne solution into its trucks. Accordingly, we started collaborating with IVECO towards integrating our technology as an integral part of the safety system in IVECO vehicles worldwide. During the fourth quarter of 2021, we successfully completed a demonstration of our solution at IVECO’s headquarters in Italy and during the fourth quarter of 2022, we entered into a memorandum of understanding with IVECO for integrating its solution within IVECO trucks. We expect to start the integration of SaverOne technology in IVECO’s trucks during 2025. In addition, we have agreed with IVECO to examine the implementation of the SaverOne system on IVECO’s buses in the future. In June 2023, we announced that we and IVECO entered into a side letter related to the memorandum of understand to document the agreed upcoming plans, which includes providing IVECO with an exclusivity period of up to six months during which we agreed not to sell, develop or manufacture our OEM solution for our innovative in-cabin DPPS with any other truck manufacturer.

●	In September 2023, we announced that we launched our first European pilot with Cemex Group in Spain, which covers ten of Cemex’s trucks in two regions. This pilot follows the installation of the SaverOne solution across Cemex Israel’s full fleet of employee vehicles and operational trucks that we announced in July 2023.

●	In November 2023, we announced our first strategic pilot in Italy with Tecne Autostrade, the engineering company of Gruppo Autostrade per l’Italia, which is one of Europe’s leading concessionaries for the construction and management of toll motorways, responsible for 3,000 km of road network in Italy. The pilot will involve the integration of our DPPS into an initial 10 vehicles within Tecne Autostrade’s fleet.

●	Also in November 2023, we announced a second pilot in Italy with Milan-based System Logistics, a designer, manufacturer and provider of automated warehousing, with customers in Europe, America and Asia and a fleet of over 100 vehicles. The pilot will take place on a number of vehicles from the customer’s fleet.

●	In In March 2024, we announced entering into an OEM agreement with IVECO, a leading European vehicle manufacturer, the brand of Iveco Group N.V. (EXM: IVG) that designs, manufactures and markets light, medium and heavy commercial vehicles. The agreement seals the collaboration to develop a solution to prevent driver distraction from cellphone use and covers the integration of SaverOne’s safety technology within IVECO’s vehicles through their manufacturing line. Under this Agreement, SaverOne’s solution will be provided to IVECO’s customers under a software-as-a-service model and will be included in IVECO’s services portfolio and will be delivered to customers under IVECO’s commercial responsibility. Technical development and integration will be delivered by SaverOne.

●	In May 2024, we announced that following the agreement we entered in March with IVECO to integrate SaverOne’s in-cabin safety technology within IVECO’s vehicles, we received a purchase order for a vulnerable road user (VRU) proof-of-concept (POC) from IVECO, will present SaverOne’s radio frequency (RF)-based solution that could be integrated in the vehicle Advanced Driver-Assistance System (ADAS) logics to enhance vehicle safety.

●	In September 2024, we announced that Froneri, a UK-headquartered and leading manufacturer of ice cream with global sales. The company is jointly owned by Nestle Worldwide and R&R Ice Cream, extended its agreement with SaverOne and will update and equip SaverOne systems across its entire fleet of employee vehicles and distribution trucks in Israel. Froneri was among the first companies to install the SaverOne System within its fleet to counteract driver distraction, back in 2021.

●	In October 2024, we announced the signing of a new distribution agreement in Spain and Portugal with Sistemas ADAS, a leading distributor in transportation safety solutions, advanced driver assistance systems (ADAS) and telematics. This new distribution agreement marks a further step in SaverOne’s global expansion strategy, following its recent market entry into Italy and Mexico, and distribution agreement covering several US states.

●	In December 2024, we announced the launch of a new pilot project with a globally renowned Italian luxury and sports car manufacturer. The pilot project involves the installation of SaverOne’s distracted driving prevention system in an initial group of employee vehicles, potentially a first step in the installation of SaverOne’s systems across the manufacturer’s broader employee fleet of approximately 200 vehicles. This new pilot marked a milestone for SaverOne, highlighting SaverOne’s further growing momentum in the Italian market. Following strong recent traction in the Italian market, it demonstrates a further successful step in SaverOne’s European expansion strategy and its commitment to enhancing road safety and driving adoption of its cutting-edge technology.

●	In December 2024, we announced an expansion of our deployment within another division of a global food manufacturer’s subsidiary in Israel. This follows the successful implementation of SaverOne Systems in various trucks and vehicles earlier in 2024. This new deployment will be in the fleet of cars used by the employees of the division.

●	In January 2025, we announced a new distribution agreement with uniSmart Vertriebs GmbH (“uniSmart”), a prominent German-based distributor specializing in fleet safety and technology integration. uniSmart, headquartered in Wendendelstein, provides solutions for logistics and transportation companies across Germany and abroad. The company resells, installs, and provides support for advanced fleet management and safety systems, including Webfleet technology, for a variety of fleet sizes and industries. uniSmart’s client base includes major national German transport operators and many medium-sized fleets.

We have also recently started to gain further traction in the North American market. While we recently signed an agreement with a strategic OEM in the North America, we are also actively seeking opportunities for various pilot projects in North America as part of our “land and expand” strategy with our goal of expanding sales to cover entire fleets following the successful pilot completion. Below are a few of our recent highlights in our North American expansion efforts:

●	In February 2024, we announced that we had launched a new pilot project in the United States with Motor Supply, Inc., a trucking company based in Columbia, South Carolina that is focusing on leveraging the latest technology to efficiently transport goods across the United States. The initial pilot will take place on Motor Supply’s fleet of sixteen trucks and is expected to run over a period of 12 months.

●	In March 2024, we announced that we entered into an OEM agreement with Volvo Bus Corporation, a subsidiary of the global automotive company, Volvo Group, to install our DDPS in new Volvo buses that are manufactured for the Mexican market. Our DDPS will be integrated into Volvo’s assembly line. In addition, the OEM agreement also allows for a retrofit of existing buses covered under Volvo’s maintenance agreement, which will install our DDPS as an aftermarket installation. The OEM agreement further provides Volvo with two years of exclusivity in the OEM market in Mexico and that Volvo bus customers will receive twelve months of service and support from us. Following such period, Volvo bus customers will be able to receive our comprehensive service package for an on-going monthly fee that we plan to offer as a software-as-a-service (SaaS) model.

●	In September 2024, we announced the launch of four new pilot projects with customers of Volvo Buses Mexico, a subsidiary of the major Swedish vehicle maker Volvo Group, is one of the world’s largest bus manufacturers, This follows the OEM agreement signed with Volvo Group in March 2024, which allows for the SaverOne Safety Solution to be pre-installed following integration into Volvo’s assembly line as well as an aftermarket retrofit installation. The pilots cover a total of 20 buses which will be retrofitted with SaverOne’s innovative technology, which is designed to actively prevent bus drivers from being distracted by their mobile phones. The pilots will be conducted in two regions: Mexico City, focusing on intercity buses, and Monterrey, focusing on city buses.

On December 30, 2024, we announced the award by the United States Patent and Trademark Office (USPTO) of a new patent. The patent, bearing the number 12,174,309 and issued on December 24, 2024, is entitled System and Methods for classifying a type of interaction between a human user and a mobile communication device in a volume based on sensor fusion.

On February 4, 2025, we announced the award of a new contract with Teva Pharmaceutical Industries Ltd. (Teva), to install the SaverOne System across its entire fleet of 50 pharmaceutical delivery trucks. This follows the successful initial deployment of 14 trucks. Headquartered in Israel, Teva is a multinational pharmaceutical company and one of the world’s largest generic drug manufacturers. Teva operates a global fleet supporting its supply chain across more than 60 countries.

While we are currently focusing our international expansion efforts in Europe and North America, we continue our expansion activities across the public and private vehicle sectors in Israel. In Israel, we have thus far seen the greatest success in our “land and expand” strategy with a number of sales following the successful completion of various pilot projects. In addition to a number of pilot programs that we are operating with public and private transportation companies in Israel, as well as a number of regional councils in Israel for their school bus fleets, below are a few recent strategic agreements that we have entered into as part of our Israeli strategy:

●	In February 2022, we signed a collaboration agreement with the Ramot Insurance Group, or Ramot. As part of the collaboration, Ramot will create a unique insurance package for its customers who will install SaverOne systems in Ramot’s commercial vehicles. The collaboration has allocated 2,100 SaverOne systems to Ramot and its customers. The collaboration will be spread over 3 years.

●	In January 2023, we entered into a collaboration with Colmobil, one of the largest car and truck importers in Israel and official importer for Mercedes-Benz, Mitsubshi & Hyundai vehicles into Israel, for the sale and installation of the SaverOne System into vehicles that it leases to its customers.

●	In July 2023, we announced that following a successful trial on a portion of its fleet in 2022, Cemex Israel, the Israeli subsidiary of the global Cemex Group, decided to install SaverOne’s technology across its entire employee car fleet and trucks.

●	In January 2024, we announced that, following a successful trial period, our DDPS will be installed across Strauss’ Group’s entire fleet in Israel. Strauss Group is one of the largest food manufacturers in Israel with a fleet of over 80 food delivery trucks.

●	In February 2024, we announced that we entered into a new contract with Egged Tours, an Israeli public and tour bus company that operates the largest tour bus fleet in Israel, to install our DPPS on a portion of Egged Tours fleet of buses.

●	In March 2024, we announced, in furtherance of our existing collaboration, that we signed a further agreement with GB Tours to install our DDPS on the full fleet of GB Tours’ fleet of public transportation and tour buses. GB Tours is a leading Israel-based public transportation company that operates public transportation lines as well as tour buses with a fleet of about one hundred buses. This order followed the conclusion of a successful pilot of our DDPS on twenty of GB Tours’ buses.

In August 2024, we announced that we will install its SaverOne system to prevent cell phone distractions by bus drivers in all the buses of Egged Tour’s central hub, following a successful pilot project. Egged Tours is a subsidiary of Egged Transportation, Israel’s largest public bus fleet with over 3,000 buses nationwide, representing significant broader sales potential for SaverOne.

Manufacturing

We are performing our production in Nistec, one of the largest electronic manufacturing services contractor in Israel. Nistec currently manufactures the SaverOne system under purchase orders from time to time according to an agreed upon pricing arrangement and other terms for our Generation 2.0. SaverOne solution. As we plan to increase the volume of purchase orders to support business growth beyond the pilot phase program of SaverOne Generation Generation 2.0, we plan to enter into additional agreements to support our planned commercialization activities.

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

We have a growing portfolio consisting of five distinct patent families spanning between them 11 patent applications pending in: the United States, the European Patent Office, Israel, and China. In Addition, we have twelve patents already registered in the United States, Europe, Israel, and in China.

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. These are: Israeli patent application No. 249154 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING”; and Israeli patent application No. 276389 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING” which is a divisional patent application of the above application, and Israeli patent application No. 280305 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING” which is a divisional patent application of the above application. Further to the evidence submitted by the opponent, we are now requested to submit evidence by March 20, 2025, and the proceedings still are ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Item 3.D. Risk Factors—Risks Related to our Intellectual Property.

Asset no.	Country	Application date	Application No.	Title (with embodiment where applicable)	Registration No.	File status	Expiration date
1	USA	22-06-2015	15/314,295	System and methods to facilitate safe driving (Estimated location is by machine learning)	10075581	Registered	22-06-2035
2	USA	02-08-2018	16/053,318	System and methods to facilitate safe driving (Multiple sensors; channel fingerprinting)	10412212	Registered	22-06-2035
3	USA	25-07-2019	16/522,178	System and methods to facilitate safe driving (Idle mode - parking)	10686929	Registered	22-06-2035
4	USA	05-05-2020	16/867,276	System and methods to facilitate safe driving (Idle mode - general)	11889015	Registered	22-06-2035
5	Israel	22-06-2015	249154	System and methods to facilitate safe driving (Estimated location is by machine learning)	N/A	Opposed	N/A
6	Israel	22-06-2015	276389	System and methods to facilitate safe driving (Partial blocking of functionality)	N/A	Opposed	N/A
7	Israel	22-06-2015	280305	System and methods to facilitate safe driving (Idle mode - parking)	N/A	Opposed	N/A
8	Europe	22-06-2015	15811688.9	System and methods to facilitate safe driving (Machine learning + channel fingerprinting)	EP3158718B	Registered	22-06-2035
9	China	22-06-2015	CN201580033519.2	System and methods to facilitate safe driving (Estimated location is by machine learning)	CN106464747B	Registered	22-06-2035
10	USA	28-11-2016	16/064,109	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	10,557,917	Registered	28-11-2036
11	USA	28-11-2016	16/740,696	System and Methods of Locating Wireless Devices in a Volume (reference PDFs bank)	11,644,526	Registered	21-09-2037
12	Europe	28-11-2016	16815965.5	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	EP3374784	Registered	28-11-2036
13	China	28-11-2016	2016800753516.00	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	CN108474832B	Registered	28-11-2036
14	Israel	28-11-2016	259933	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	259933	Registered	28-11-2036
15	USA	23-09-2021	18/188,783	A system, method and unit to scan communication channels	N/A	Pending	N/A
16	Europe	23-09-2021	21806407.9	A system, method and unit to scan communication channels	N/A	Pending	N/A
17	Israel	23-09-2021	301537	A system, method and unit to scan communication channels	N/A	Pending	N/A
18	USA	28-02-2022	17/681,957	Managing access to software applications on a mobile communication device via a phone location unit	12231899	Registered	04-04-2043
19	Europe	27-02-2023	23714606.3	Managing access to software applications on a mobile communication device via a phone location unit	N/A	Pending	N/A
20	USA	24-02-2022	17/679,208	System and method for advanced classification of cellphone based on sensor fusion	N/A	Pending	N/A
21	USA	24-02-2022	17/679,204	System and method for determining user-cellphone interaction based on sensor fusion	US12174309B2	Registered	20-04-2042
22	USA	24-02-2022	17/679,210	System and method for calibration and maintenance of a cellphone localization system within enclosed volume	N/A	Pending	N/A
23	Europe	20-02-2023	23712362.5	Classifying an operational mode of mobile communication devices or an event related to the communication between them	N/A	Pending	N/A

Research and Development

Our investment in research and development is critical to driving our future growth. We expended approximately NIS 19.4 (approximately $5.3 million) on research and development in 2024, NIS 22.9 million (approximately $6.3 million) in 2023, and NIS 21.5 million (approximately $6.1 million) in 2022. Our investment in research and development reflects the following: internal research and development programs, pilot programs, engineering efforts that incorporate customer feedback into continuous improvement efforts for our products.

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

Grants from the Israel Innovation Authority and the Israeli Ministry of Economy (MOE)

Our research and development efforts are financed in part through royalty-bearing grants from the Israeli Innovations Authority, or the IIA. As of December 31, 2024, we have received the aggregate amount of NIS 1.7 million (approximately $0.5 million) from the IIA for the development of our technology. With respect to such grants, we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

We have also received a grant from the MOE with respect to certain consulting and marketing activities conducted outside of Israel. For information, see Note 11b to our audited financial statements included elsewhere in this Annual Report on Form 20-F.

Employees

As of date of this report, we employed or engaged approximately 50 employees and contractors, all of which work out of our corporate headquarters. 4 of our employees are members of our senior management team. Approximately 68% of our employees are engaged in research and development, 22% are engaged in operating activity and 10% are engaged in sales and marketing. We believe that we maintain good relations with all of our employees.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report in Form 20-F. Our discussion and analysis for the year ended December 31, 2023 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 25, 2024.

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

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of March 19, 2025, about 5,400 systems have been ordered (which includes about 1,000 systems ordered as part of our ongoing Generation 1.0 and Generation 2.0 pilot program and about 4,400 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and about 4,000 of these systems have been installed.

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

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it in the second half of 2025. Since the development of our OEM solution is still in an early stage, it is too early to estimate the cost of development.

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

During 2024, we retained the services of a top-tier global consultancy firm to analyze the market for the VRU (Vulnerable Road Users) detection solution and assess the potential of this solution, its value proposition and market potential within the automotive industry. The results of the analysis projected a growing market for the global automotive RF-sensor market for VRU detection, potentially reaching $1.5 billion annually by 2035. The results also indicated the relative advantage of SaverOne’s solution (detecting VRUs through RF-ADAS-Sensor) over other ADAS safety solutions, as our solution can detect VRUs in non-line of sight such as pedestrians and cyclists, a problem that no existing sensor (e.g. camera, radar or LIDAR), can currently solve. Based on these results we have determined that we will establish a new subsidiary company dedicated to advancing the development, commercialization and broad adoption of our VRU detection solution which leverages the RF ADAS (Advanced Driver Assistance System) sensor technology. We have started working with OEMs and Tier-1 suppliers to promote our ADAS solution, which as of the date of this report is in the development stage.

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

We have experienced net losses in every period since the inception of SaverOne. We have incurred losses in each year since our inception, including net losses of approximately NIS 34.9 million (approximately $9.4 million) NIS 33.8 million (approximately $9.3 million) and NIS 25 million (approximately $7.1 million) for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of NIS 170.5 million (approximately $46.1 million). We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our activities and as we hire additional employees over the coming years..

A. Operating Results

Components of Operating Results

Revenues and Cost of Revenues

Our total revenue consists of selling our SaverOne system and our cost of revenues consists of the direct cost of producing and installing the system. Currently, our business activity is primarily in Israel while we are expanding our presence abroad through the engagement of various international pilot programs. Since we are still in the initial phase in rolling out our Generation 2.0 SaverOne systems, we cannot forecast our revenue in future periods.

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

We recognize research and development expenses as incurred deducted by government grants in respect of research and development projects received from the IIA which are not reasonably assured that the amount received will not be refunded.

Selling and Marketing Expenses, Net

Selling and marketing expenses in 2024 consisted primarily of marketing our solutions and our sales department costs. As we penetrate new markets, we anticipate that our selling and marketing expenses in 2025 and thereafter may increase as we expand our sales department and invest in the marketing of our solutions.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, insurance costs and maintenance expenses, as well as external professional service costs, including legal, audit, business development and human resource services.

We anticipate that our general and administrative expenses may increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products as we continue to increase investments to support our growth and as a result of our becoming a public company.

Finance Income (Expenses), Net

Finance expenses, net, consisted primarily of interest and discount expenses in respect of promissory notes and revaluation expenses incurred from partial exercise of Commitment Amount under equity line with YA. Those expenses were partly offset by revaluation of derivative warrant liability, exchange differences and interest in respect of bank deposits.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2024, our operating tax loss carry forwards was approximately NIS 142.3 million (approximately $38.5 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

	Year Ended December 31,	Year Ended December 31,
	2024	2023
	NIS thousands
Revenues	1,683	2,720
Cost of revenues	(1,069)	(1,968)
Gross Profit	614	752

Operating expenses:
Research and development expenses, net	(19,397)	(22,861)
Selling and marketing expenses, net	(4,796)	(3,787)
General and administrative expenses	(9,673)	(8,327)
Loss from operations	(33,252)	(34,223)
Finance income	1,099	1,607
Finance expense	(2,785)	(1,219)
Finance income (expense), net	(1,686)	388
Net loss	(34,938)	(33,835)

For a comparison of the year ended December 31, 2024, to the year ended December 31, 2023, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2024, at the rate of one U.S. dollar per NIS 3.647.

Revenues

Revenues decreased by NIS 1,037 thousand (~ $284 thousand), or 38%, to NIS 1,683 thousand (~ $461 thousand) for the year ended December 31, 2024, compared to NIS 2,720 thousand (~ $746 thousand) for the year ended December 31, 2023. This decrease was mainly due to the longer decision-making processes by current and prospective customers in the home market of Israel.

Cost of revenues

Cost of sales decreased by NIS 899 thousand (~ $247 thousand), or 46%, to NIS 1,069 thousand (~ $293 thousand) for the year ended December 31, 2024, compared to NIS 1,968 thousand (~ $540 thousand) for the year ended December 31, 2023. This decrease was mainly the result of a decrease in the number of installations made in 2024.

Research and development expenses, net

Research and development expenses, net decreased by NIS 3,464 thousand (~ $950 thousand), or 15%, to NIS 19,397 thousand (~ $5,319 thousand) for the year ended December 31, 2024, compared to NIS 22,861 thousand (~ $6,268 thousand) for the year ended December 31, 2023. This decrease is primarily attributable to our efforts to streamline and optimize our research and development expenses.

Selling and marketing expenses, net

Selling and marketing expenses increased by NIS 1,009 thousand (~ $277 thousand), or 27%, to NIS 4,796 thousand (~ $1,315 thousand) for the year ended December 31, 2024, compared to NIS 3,787 thousand (~ $1,038 thousand) for the year ended December 31, 2023. The increase is attributable mainly to higher marketing expenses in light of the efforts of achieving a footprint in the global markets.

General and administrative expenses

General and administrative expenses increased by NIS 1,346 thousand (~ $369 thousand), or 16%, to NIS 9,673 thousand (~ $2,652 thousand) for the year ended December 31, 2024, compared to NIS 8,327 thousand (~ $2,283 thousand) for the year ended December 31, 2023. The increase resulted primarily from expenses associated with capital raises conducted by the company during the year.

Financing income (expenses), net

Financing expenses, net, for the year ended December 31, 2024, were NIS 1,686 thousand (~ $462 thousand) and resulted mainly by interest and discount expenses in respect of promissory notes and revaluation expenses incurred from partial exercise of Commitment Amount under the equity line with YA. The expenses were partly offset by revaluation of derivative warrant liability, income from exchange rate differences and interest in respect with bank deposits. Financing income, net, for the year ended December 31, 2023, were NIS 388 thousand (~ $106 thousand) and resulted mainly from revaluation of derivative warrant liability, income from exchange rate differences and interest in respect with bank deposits. This income was partly offset by interest and discount expenses in respect of promissory notes and revaluation expenses incurred from partial exercise of Commitment Amount under the equity line with YA.

Net loss

Net loss increased by NIS 1,103 thousand (~ $302 thousand), or 3%, to NIS 34,938 thousand (~ $9,580 thousand) for the year ended December 31, 2024, compared to NIS 33,835 thousand (~ $9,277 thousand) for the year ended December 31, 2023. The increase resulted primarily from expenses associated with capital raises conducted by the company during the year, as well as higher international marketing expenses. The increase was partly offset by our efforts to streamline and optimize our operational expenses.

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

Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of December 31, 2024, 2023 and 2022, we identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2024, 2023 and 2022 (which were primarily due to the fact that we were a private company prior to June 2, 2022). In 2024, the material weakness was related to lack of sufficient internal accounting personal and segregation of duties. For additional information see “Item 15 – Controls And Procedures”.

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

Although we have taken certain measures to address the identified material weakness such as appointing in 2024 a SOX consultant to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls, implementing internal policies and procedures related to internal control over financial reporting and hiring additional internal accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to retain additional qualified personal in order to fully address our material weakness. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remediated. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report.

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

B. Liquidity and Capital Resources

Overview

We have financed our operations since our inception primarily from private and public offerings, equity bridge investment fully converted in equity in previous years, government grants from the IIA and MOE and partial exercise of the equity line and promissory notes received from YA. As of December 31, 2024, we had NIS 13.3 million (approximately $3.64 million) in cash and cash equivalents.

For additional information, see below in this “Item 5B. Operating and Financial Review and Prospects—Recent Offerings”.

We are currently in the early commercialization stage and have not yet generated significant revenues from our operations. From inception date and through December 31, 2024, we have not generated significant revenues and we have reported ongoing losses. As of December 31, 2024, we had an accumulated deficit of NIS 170.5 million (approximately $46.1 million) and we had comprehensive loss and negative cash flow from operating activity in amounts of NIS 34.9 million (approximately $9.4 million) and NIS 34.4 million (approximately $9.4 million) for the year ended December 31, 2024, respectively.

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

We believe that our existing funds will not be sufficient to continue our business and operations as currently conducted for 12 months from the date of issuance of this Annual Report on Form 20-Fs. Such conditions raise substantial doubts about our ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet its current obligations and to achieve its business targets. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Recent Transactions

On June 20, 2024, the Company entered in a securities purchase agreement with investors, and on June 25, 2024, it closed the transaction pursuant to this agreement, in which the Company sold and issued to these investors an aggregate of 12,555,555 ordinary shares, represented by 10,466 American Depositary Shares. Aggregate gross proceeds from the registered direct offering were approximately $1,130 million, before deducting the offering expenses payable by us. No placement agent commissions or fees were payable in the transaction. The Ordinary Shares representing ADSs and the ADSs were sold pursuant to a prospectus supplement filed by the Company on June 25, 2024 with the SEC in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), declared effective by the SEC on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement.

On July 16, 2024, we entered into the SEPA with Yorkville, pursuant to which Yorkville has committed to purchase up to $15.0 million of our ADSs at our direction from time to time during a 3-year period following the date of the execution, until July 16, 2027, subject to the restrictions and satisfaction of the conditions in the SEPA. Pursuant to SEPA, Yorkville advanced to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), evidenced by promissory notes, which are convertible into Company’s ADSs. Each Pre-Paid Advance was subject to a 3% discount of the principal amount of the Pre-Paid Advance. Pursuant to the SEPA, Principal, interest and any other payments due under the Promissory Notes are to be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. As of the date of this Annual Report, a balance of approximately $132,000 remains outstanding under the Promissory Notes.

As of the date of this Annual Report, we have issued an aggregate of 445,803,290 ordinary shares represented by 371,503 ADSs (after giving retroactive effect to the new ratio of 1,200 ordinary shares for each ADS) to YA as Advance Shares for aggregate gross proceeds of approximately $5.84 million.

On November 11, 2024, the Company issued to Yorkville, an unsecured non-convertible promissory note (the “November 24 Promissory Note”) in the original principal amount of $1,000,000. The November 24 Promissory Note will mature on November 11, 2025, bears an interest at a rate of 8.0%, and was issued with a 3% original issue discount. Pursuant to the terms of the November 24 Promissory Note, it will be repaid in 10 equal monthly installments beginning on the 90th day from the date of the issuance. On March 19, 2025, Yorkville agreed to modify the November 24 Promissory Note to postpone the remaining nine monthly payment thereunder by 30 days from the original payment schedule such that  the maturity date is extended to December 11, 2025.

Subsequent to December 31, 2024, on January 30, 2025, the Company entered into securities purchase agreements with several institutional investors (the “Purchase Agreements”), pursuant to which on January 31, 2025, at the closing the Company sold to these investors in the registered direct offering an aggregate of 195,428,970 ordinary shares represented by 162,899 ADSs, at an offering price of $9.331 per ADS. The ADSs were sold pursuant to a prospectus supplement dated January 30, 2025, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), which became effective by the SEC on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement. In addition, the Company offered and sold to these investors in a concurrent private placement offering (the “Private Placement Offering”) unregistered warrants to purchase up to an aggregate of 390,857,940 ordinary shares represented by 325,797 ADS at an exercise price of $10.664 per ADS (the “Private Placement Warrants”). The Company engaged H.C. Wainwright & Co., LLC as its exclusive placement agent (the “Placement Agent”) for the registered and the Private Placement Offering. The aggregate proceeds to the Company from this offering were approximately $1,500,000, before deducting the placement agent fees and other offering expenses payable by the Company. In addition, at the Closing, the Company issued to designees of the Placement Agent, warrants to purchase up to an aggregate of 13,680,000 ordinary shares represented by 11,403 ADSs, at an exercise price of $11.66375 per ADS (the “Placement Agent Warrants”). The Placement Agent Warrants have the same terms as the Private Placement Warrants, except that the term of the Placement Agent Warrants will not be longer than five (5) years following the commencement of the sales in that registered direct offering.

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,	Year Ended December 31,
	2024	2023
	NIS thousands
Net cash used in operating activities	(34,406)	(35,020)
Net cash provided by (used in) investing activities	(84)	9,942
Net cash provided by financing activities	30,535	22,490
Net increase (decrease) in cash and cash equivalents	(3,955)	(2,588)

For a comparison the year ended December 31, 2024, compared to year ended December 31, 2023, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2024, at the rate of one U.S. dollar per NIS 3.647.

Net cash used in operating activities

Net cash used in operating activities decreased by NIS 614 thousand (~ $168 thousand), or 2%, to NIS 34,406 thousand (~ $9,434 thousand) for the year ended December 31, 2024, compared to approximately NIS 35,020 thousand (~ $9,602 thousand) for the year ended December 31, 2023. This decrease resulted mainly by higher interest and discount expenses in respect of promissory notes and revaluation expenses incurred from partial exercise of Commitment Amount under the equity line with YA, as well as lower income from revaluation of derivative warrant liability.

Net cash provided by (used in) investing activities

Net cash used in investing activities during the year ended December 31, 2024, was NIS 84 thousand (~$23 thousand), compared to NIS 9,942 thousand (~ $2,726 thousand) provided by investing activities during the year ended December 31, 2023. This change was mainly due to higher cash allocation to investments in bank deposits in the corresponding period last year.

Net cash provided by financing activities

Net cash provided by financing activities increased by NIS 8,045 thousand (~ $2,206 thousand), or 36% to NIS 30,535 thousand (~$8,373 thousand) for the year ended December 31, 2024, compared to NIS 22,490 thousand (~$6,167 thousand) for the year ended December 31, 2023. This increase was primarily due to higher funds raised in the current period compared to the corresponding period last year, mainly by proceeds received during the year from issuance of ADSs resulted from partial exercise of our equity line with YA.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net”, “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2024, to the year ended December 31, 2023— Research and Development Expenses”, and Notes 2 and 3 to our audited financial statements included elsewhere in this Annual Report on Form 20-F.

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospects — Components of Our Results of Operations” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies and estimates in Note 3 to our annual financial statements for the year ended December 31, 2024. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Material Accounting Policies, to our annual financial statements for the year ended December 31, 2024 included in elsewhere in this Annual Report, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 19, 2025. Unless otherwise stated, the address of our executive officers and directors is SaverOne 2014 Ltd., Em Hamoshavot Rd. 94, Petah Tikvah.

Name	Age	Position
Executive Officers:
Ori Gilboa	61	Chief Executive Officer and Director
Yossi Cohen	57	Chief Operating Officer
Omri Hagai	39	Chief Financial Officer
Aviram Meidan	51	VP, Research and Development
Non-Employee Directors:
Jacob Tenenboim	67	Chairman of the Board
Sharon Schreiber (1)(2)(3)	51	External Director
Shlomo Shalev (1)(2)(3)	62	External Director
Yaron Be’eri (1)(3)	63	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Independent director as defined under Nasdaq Marketplace Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

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

Yossi Cohen, Chief Operating Officer

Yossi Cohen is our co-founder. He has served as our Chief Operating Officer since November 2014. Mr. Cohen is responsible for all of our operations, including managing our intellectual property portfolio and our information technology. In addition, Mr. Cohen leads our OEM business. Prior to that, Mr. Yossi Cohen served as Business Operations Manager at Motorola Solutions in Israel from 2007 to 2014. Mr. Yossi Cohen has an MBA and Bsc in Electric Engineering from Tel-Aviv University.

Omri Hagai, Chief Financial Officer

Omri Hagai has served as our Chief Financial Officer since August 2023. Mr. Hagai has over 12 years of financial experience, including experience in finance and audit related functions of SEC reporting companies. From 2021 to 2023, Mr. Hagai served as a Director of Finance of BrainsWay Ltd. (Nasdaq: BWAY), where he managed its finance department and led the preparation of the company’s financial statements for SEC filings. From 2018 to 2021, Mr. Hagai served as the Disclosure and Reporting Controller for Israel Chemicals Ltd. (NYSE: ICL). Prior to this role, Mr. Hagai served as the Assistant Controller for Israel Chemicals from 2016 to 2018. Prior to his public company roles, Mr. Hagai served as an Assurance Senior Associate at Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Hagai holds a Bachelor of Arts in business management and accounting from The Hebrew University of Jerusalem.

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

Non-Executive Directors

Jacob Tenenboim, Chairman of the Board of Directors

Jacob Tenenboim has served on our board of directors as Chairman since July 2015. Since 2001, Mr. Tenanboim has served as the Chief Executive Officer and Chairman of I.T. Net Investments Ltd. In addition to his role at I.T. Net Investments, Mr. Tenenboim has significant directorship experience. Since 2020, Mr. Tenenboim has served as a Director of Unicorn Technology. Since 2015, Mr. Tenenboim has served as Chairman of the Board of Directors of Bobile Ltd. From September 2016 until June 2017, and then again from December 2017 until June 2021, Mr. Tenenboim served as a Director of Somoto BVI. Mr. Tenenboim holds an M.SC in industrial engineering from Tel Aviv University.

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

B. Compensation

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2024, was approximately NIS 4.96 million ($1.352 million). This amount includes approximately NIS 4.47 million ($1.22 million) paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses and approximately NIS 0.5 million ($0.136 million) share-based compensation expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2024, 450,000 restricted shares and 870,702 options to purchase ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of NIS 8.85 ($2.43) per share.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2024. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary (1)	Bonus (2)	Equity-Based Compensation (3)	Other Compensation (4)	Total
			(NIS in thousands)
Ori Gilboa (Chief Executive Officer) (5)	1,465	365	430	-	2,260
Aviram Meidan (VP, Research and Development)	910	-	20	-	930
Yossi Cohen (Chief Operating Officer)	714	-	16	-	730
Omri Hagai (Chief Financial Officer)	600	-	31	70	701

(1)	Salary includes the officer’s gross salary plus payment by us of social benefits on behalf of the officer. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual bonuses granted to the officer based on formulas set forth in the respective resolutions of our Compensation Committee and Board of Directors.

(3)	Represents the equity-based compensation expenses recorded in our financial statements for the year ended December 31, 2024, based on the securities’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 14 to our financial statements included in this Annual Report.

(4)	Represents benefits and perquisites such as car, phone and social benefits.

(5)	Mr. Gilboa is paid through a company wholly owned by him.

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

On February 24, 2020, we entered into a consulting agreement with Mr. Ori Gilboa who has served as our chief executive officer since September 2019 and as a member of the board of directors since June 2020, which provides that Mr. Gilboa’s terms of office and services are for period of three years, subject to re-approval under the Companies Law and termination in accordance with the terms of the consulting agreement.

On June 21, 2023, our compensation committee and board of directors approved, and on August 14, 2023 our shareholders approved, the re-approval of the terms of the consulting agreement, or the Consulting Agreement, with Mr. Ori Gilboa, as follows:

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

On February 17, 2025, at the special meeting of shareholders, our shareholders approved a new amendment to our Articles of Association, which established the division of the Board of Directors of the Company into staggered three-year terms. Our Board is now divided among the three (3) classes as follows:

Yaron Beeri is classified as a Class I director and his term will expire at our annual meeting of shareholders to be held in 2025;

Ori Gilboa is classified as a Class II director and his term will expire at our annual meeting of shareholders to be held in 2026; and

Jacob Tenenboim is classified as a Class III director, and his term will expire at our annual meeting of shareholders to be held in 2027.

Under our Articles of Association, (i) directors may only be elected at the Company’s annual shareholders’ meeting, (ii) a director may not be dismissed from office by shareholders or at a shareholders’ meeting prior to the expiration of their term of office under the staggered board provisions, (iii) any shareholder of the Company who intends to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law and must meet certain additional requirements, as will be set forth in the Articles of Association, and (iv) an affirmative vote of 75% of the voting power represented at a general meeting and voting thereon, disregarding abstentions from the count of the voting power present and voting, provided that the quorum is not less than 25% of the Company’s then issued and outstanding share capital, is required to amend our Articles of Association, with respect to the provisions relating to the staggered board, dismissal and the provisions relating to shareholder proposals.

Further, our Articles of Association state that our board of directors must consist of no less than three and no more than 12 directors, including external directors, and that election of our directors( other than the external directors, for whom special election requirements apply under the Companies Law) require an affirmative vote of a simple majority of holders of our voting shares participating and voting at the relevant meeting.

In addition, pursuant to our Articles of Association, our board of directors may appoint new directors to fill vacancies which can occur for any reason or as additional directors, provided that the number of board members shall not exceed the maximum number of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of his or her tenure in accordance with our Articles of Association. Our board of directors may continue to operate for as long as the number of directors is no less than the minimum number of directors mentioned above.

Our external directors have a term of office of three (3) years under Israeli law and may be elected for up to two additional three-year terms, or more, under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “External directors” below for a description of the procedure for the election and dismissal of external directors.

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

Alternate Directors

Our Articles of Association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. An alternate director has the same rights and responsibilities as a director, except for the right to appoint an alternate director. The appointment of an alternate director does not negate the responsibilities of the appointing director, who will continue to bear responsibility for the actions of the alternate, giving consideration to the circumstances of the appointment. The Companies Law specifies certain qualifications for alternate directors, and provides that one director may not serve as an alternate on the board of directors for another director, nor as an alternate on a committee of which he or she is already a member. The Companies Law stipulates that an external director may not appoint an alternate director except under very limited circumstances. As of March 19, 2025, no director has appointed any other person as an alternate director.

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

Under the Companies Law, external directors must be elected at a shareholders’ meeting by a simple majority of the votes cast on the matter, provided that such majority includes a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), unless the votes cast by such shareholders against the election did not exceed 2% of our aggregate voting rights. External directors serve for up to three terms of three years each, and our audit committee and board of directors may nominate them for additional terms under certain circumstances. Even if an external director is not nominated by our board of directors for re-election for a second or third term, shareholders holding at least 1% of our voting rights have the right to nominate the external director for reelection. In such a case, the reelection can be approved by a majority of the votes cast by non-controlling shareholders and shareholders who do not have a personal interest in the election (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) and the votes cast by such shareholders approving the election exceed 2% of our aggregate voting rights. A term of an external director may be terminated prior to expiration only by a shareholder vote, by the same threshold required for election, or by a court, but in each case only if the external director ceases to meet the statutory qualifications for election or if the external director violates his or her duty of loyalty to us. If at the time of election of an external director all of the members of the board of directors (excluding controlling shareholders or relatives of controlling shareholders) are of the same gender, the external director to be elected must be of the other gender.

Under the Companies Law, each committee of a company’s board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company’s audit committee and compensation committee.

We currently have two external directors: Shlomo Shalev, who was re-elected as an external director by our shareholders in August 2023 for an additional three-year term ending in August 2026, and Sharon Schreiber, whose first term commenced on August 18, 2022, and ends on August 18, 2025. Our board of directors has determined that our external directors have accounting and financial expertise and/or possess the requisite professional qualifications as required under the Nasdaq Marketplace Rules.

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

The Companies Law generally prohibits any director who has a personal interest in an extraordinary transaction from being present for discussion and voting pertaining to such transaction in the audit committee or board of directors. Nevertheless, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction; in this case, however, the transaction also requires shareholder approval.

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

The 2015 Plan is administered by our board of directors, which, on its own or upon the recommendation of a remuneration committee or any other similar committee of the board of directors, shall determine, subject to applicable law, the identity of grantees of awards and various terms of the grant. With respect to those grantees subject to Israeli taxation, the 2015 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961, or the Ordinance, under the capital gains track, and for grants to non-employee Israeli service providers, consultants and shareholders who hold 10% or more of our total share capital or are otherwise controlling shareholders pursuant to section 3(9) of the Ordinance, as further detailed below.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(9) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 19, 2025 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 19, 2025 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares is based on 741,152,046 ordinary shares outstanding as of March 19, 2025.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 19, 2025, there was one holder of record of our ordinary shares in the United States.

Unless indicated below, each shareholder’s address is c/o SaverOne 2014 Ltd., Em Hamoshavot Rd. 94, Petah Tikvah, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage
Directors and executive officers
Jacob Tenenboim (1)	3,131,855	*	%
Ori Gilboa (2)	862,875	*
Yossef Cohen (3)	370,579	*
Omri Hagai (4)	43,750	*
Aviram Meidan (5)	210,922	*
Yaron Beeri (6)	14,912	*
Shlomo Shalev (7)	2,200	*
All directors and executive officers as a group (7 persons)	4,637,093	*	%

*	Less than one percent (1%).

(1)	Based on information contained in a Schedule 13D filed with the SEC on July 14, 2022, by Mr. Tenenboim. Includes (i) 2,676,143 ordinary shares held directly by Mr. Tenenboim (including 1,050,000 presently exercisable warrants), and (ii) 455,712 ordinary shares over which Mr. Tenenboim has voting and dispositive power, comprised of (A) 115,563 ordinary shares with shared control and dispositive power via Unicorn Technologies Management Ltd., and (B) 340,149 ordinary shares with shared control and dispositive power through K.O.D.M. Investments Ltd.

(2)	Includes (i) 504,875 ordinary shares (ii) options to purchase 358,000 ordinary shares exercisable within 60 days of March 19, 2025, at an average exercise price of NIS 16.39 (approximately $4.49) per share. Does not include 360,000 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 19, 2025.

(3)	Includes (i) 246,211 ordinary shares and (ii) options to purchase 124,368 ordinary shares exercisable within 60 days of March 19, 2025, at an average exercise price of NIS 1.16 (approximately $0.32) per share. Does not include 31,250 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 19, 2025.

(4)	Represents options to purchase 43,750 ordinary shares exercisable within 60 days of March 19, 2025, at an average exercise price of NIS 1.01 (approximately $0.28) per share. Does not include 56,250 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days March 19, 2025.

(5)	Represents options to purchase 210,922 ordinary shares exercisable within 60 days of March 19, 2025, at an average exercise price of NIS 6.1 (approximately $1.67) per share. Does not include 31,250 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 19, 2025.

(6)	Represents options to purchase 14,912 ordinary shares exercisable within 60 days of March 19, 2025, at an exercise price of NIS 5.73 (approximately $1.57) per share.

(7)	Includes 2,200 ordinary shares.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 1,200 ordinary shares. As of March 19, 2025 BNY held 440,290,800 ordinary shares representing 65% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B. Related Party Transactions

The following is a description of the material transactions we entered into with related parties since January 1, 2024. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

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

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2024, we did not have distributable earnings pursuant to the Companies Law. According to Companies Law, dividend distributions may be determined by our board of directors, as our Articles of Association do not provide that such distributions require shareholder approval.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our current Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

Dividends

A shareholder who is an Israeli resident individual generally will be subject to income tax at a rate of 25% on dividends we pay. However, a 30% tax rate will apply if the dividend recipient is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend generally will not be included in the company’s taxable income, provided that the source of the dividend is income that was derived or accrued within Israel.

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

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature, and our PFIC status for any year will depend on the composition of our income, fair market value of our assets, and our activities for such year. Based on our non-passive revenue-producing operations for the year ended December 31, 2024, we may have been a PFIC for our 2024 taxable year and that we may be a PFIC for 2024 and in the future, although there can be no assurance in this regard Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

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

Further, on July 16, 2024, we entered into the Purchase Agreement with YA pursuant to which we had the right to sell to YA up to $15.0 million in ADSs subject to certain limitations, from time to time during the 48-month period following the date of execution of the Purchase Agreement. The purchase price for the ADSs that we may sell to YA will fluctuate based on the price of our ADSs. Depending on market liquidity at the time, sales of such ADSs has caused and will likely continue to cause the trading price of our ADSs to fall. After YA has acquired the ADSs, YA may resell all, some, or none of those shares at any time or from time to time in its discretion. The sale of a substantial number of shares of our ADSs to YA, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales.

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

Foreign Currency Exchange Rate Risk

Our results of operations and cash flow are subject to fluctuations due to changes in U.S. dollar/NIS currency exchange rates. A certain portion of our cash and cash equivalents is held in U.S. dollars, and the vast majority of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. dollar/NIS exchange rate would increase/decrease our operating expenses for the year ended December 31, 2024 by approximately 1% and 2%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

During the year ended December 31, 2024, the exchange rate between the U.S. dollar and the NIS increased by 0.5%. During the year ended December 31, 2023, the exchange rate between the U.S. dollar and the NIS increased by 3%. During the year ended December 31, 2022, the exchange rate between the U.S. dollar and the NIS decreased by 13.2%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

IPO Warrants

On June 7, 2022, we closed our U.S. IPO of 2,941,918 units, each consisting of one American Depositary Share (ADS) and one warrant to purchase one ADS, 208,282 pre-funded units, each consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS, at a price to the public of $4.13 per unit ($4.129 per pre-funded unit), for gross proceeds of approximately $13 million, before deducting underwriting discounts and offering expenses. The warrants originally had a per ADS exercise price of $5.00, were exercisable immediately and expire five years from the date of issuance. The pre-funded warrants have a per ADS exercise price of $0.001, were exercisable immediately and may be exercised at any time until exercised in full. As of December 31, 2024, after taking into account the changes in the Company’s ADS ratio, the number of Warrants exercisable for one ADS are 12,258 at an exercise price of $1,200.

The following summary of certain terms and provisions of our warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between us and Computershare Trust Company, N.A., as warrant agent, and the form of warrant, both of which are filed as exhibits to this Annual Report.

Exercisability. The warrants are exercisable at any time after June 7, 2022, until the close of business on June 7, 2027. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. If a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the warrant. No fractional shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

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

Exercise Price. The original exercise price per whole ADS purchasable upon exercise of the warrants was $5.00 per ADS. After taking into account the changes in the Company’s ADS ratio, the exercise price per whole ADS purchasable upon exercise of the warrants is $1,200. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

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

IPO Representative’s Warrants

As part of our IPO, we issued to the representative as compensation warrants to purchase up to 157,510 ADSs representing 787,550 ordinary shares, which were equal to 5% of the total number of ADSs (including any ADSs underlying the pre-funded warrants) sold in our IPO. After taking into account the changes in the Company’s ADS ratio, there are 657 Representative’s Warrants, which are exercisable at a per ADS exercise price of $1,239.29. The Representative’s Warrants are exercisable at any time after December 2, 2022 until the close of business on June 2, 2027.

January 2025 Funding

On January 30, 2025, we entered into the Purchase Agreements with certain institutional investors (collectively, the “Investors”), pursuant to which on January 31, 2025, at the closing, the Company sold to the Investors in the registered direct offering an aggregate of 195,428,970 ordinary shares, represented by 162,899 ADSs at an offering price of $9.331 per ADS. The ADSs were sold pursuant to a prospectus supplement dated January 30, 2025, filed by the Company on January 31, 2025 with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), which became effective by the SEC on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement.

In addition, at the closing, the Company offered and sold to the Investors in a concurrent Private Placement Offering pursuant to the Purchase Agreements, unregistered warrants to purchase up to an aggregate of 390,857,940 ordinary shares represented by 325,797 ADS with each Private Placement Warrant having the right to purchase 1 Ordinary Share.

Exercisability: The Private Placement Warrants became exercisable on February 16, 2025, and continue to be exercisable through February 16, 2027. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. If a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act is not effective or available the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the warrant. No fractional shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price

Exercise Price. The exercise price of the Warrants is $10.664 per ADS, subject to customary adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to the stockholders of the Company.

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

January 2025 Funding Representative Warrants

On January 31, 2025, the Company issued to the designees of the Placement Agent Warrants to purchase up to an aggregate of 13,680,000 ordinary shares, represented by 11,403 ADSs at an exercise price of $11.66375 per ADS. The Placement Agent Warrants have the same terms as the Private Placement Warrants”), except that the term of the Placement Agent Warrants is five (5) years following the commencement of the sales in the registered direct offering, which also closed on January 31, 2025

C. Other Securities.

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver our ADSs. Each ADS will represent one thousand two hundred ordinary shares deposited with Bank Leumi, as custodian for the depositary in Israel. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which our ADSs will be administered is located at the depositary’s principal executive office, at 240 Greenwich Street, New York, N.Y. 10286.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, we and those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to lack of sufficient internal accounting personnel and segregation of duties. See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” for additional information.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to ineffective controls over period end financial reporting, which is considered as a “material weakness”.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

As of December 31, 2024, our internal control over financial reporting was ineffective due to the lack of sufficient internal accounting personnel and segregation of duties. Although we have taken certain measures to address the identified material weakness such as appointing in 2024 a SOX consultant to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls, implementing internal policies and procedures related to internal control over financial reporting and hiring additional internal accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to retain additional qualified personal in order to fully address our material weakness. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remediated.

While we believe the remediation actions described above improved our internal control over financial reporting, we still require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and therefore concluded that as of December 31, 2024, our internal control over financial reporting was not effective.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Except as described above, during the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the year ended December 31, 2024, and 2023.

The following table provides information regarding fees paid or to be paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2024, and 2023:

	Year Ended December 31,
	2024	2023
(USD in thousands)
Audit fees (1)	90,800	129,000
Tax fees (2)	-	414
All other fees	-	-

Total	90,800	129,414

(1)	Audit fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC (including issuance of comfort and consent letters related to initial public offering transaction and subsequent filing of registration statements).

(2)	Tax fees consist of fees for professional services for tax compliance and tax advice.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a written insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. In addition, with regard to the Company’s trading in its own securities, it is our policy to comply with the U.S. federal securities laws and the applicable exchange listing requirements. A copy of the Insider Trading Policy is filed as an exhibit to this Annual Report.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1*	Articles of Association of the Registrant
2.1*	Description of Securities Registered under Section 12
4.1	Form of Deposit Agreement between the registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
4.2	Specimen American Depositary Receipt (included in Exhibit 4.1) (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.1	Form of Underwriting Agreement (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.2	Form of Underwriter’s Warrant (included in Exhibit 4.1) (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.3	Form of Warrant Agent Agreement (filed as Exhibit 4.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.4	Form of Warrant (filed as Exhibit 4.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.5	Form of Pre-Funded Warrant (filed as Exhibit 4.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.6	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.7+	Saverone 2014 Ltd. 2015 Share Incentive Plan (filed as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.8	Form of Securities Purchase Agreement by and between SaverOne 2014 Ltd. and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 12, 2022, and incorporated herein by reference)
10.9	Standby Equity Purchase Agreement dated June 5, 2023, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2023, and incorporated herein by reference)
10.10	Promissory Note dated June 5, 2023 (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2023, and incorporated herein by reference)
10.11	Amendment to Standby Equity Purchase Agreement dated December 11, 2023, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 11, 2023, and incorporated herein by reference)

10.12	Promissory Note dated December 11, 2023 (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 11, 2023, and incorporated herein by reference)
10.13	Form of Securities Purchase Agreement, dated December 13, 2023 (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 13, 2023, and incorporated herein by reference)
10.14	Second Amendment to Standby Equity Purchase Agreement dated March 25, 2024, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.14 to our Annual Report on Form 20-F for the year ended December 31, 2023 furnished to the Securities and Exchange Commission on March 25, 2024)
10.15	Compensation Policy (filed as Exhibit 10.15 to our Annual Report on Form 20-F for the year ended December 31, 2023 furnished to the Securities and Exchange Commission on March 25, 2024)
10.16	Standby Equity Purchase Agreement dated July 16, 2024 by and between Saverone 2014 Ltd. and YA II, PN, Ltd. (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 17, 2024 and incorporated herein by reference)
10.17	Form of Convertible Promissory Note (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 17, 2024 and incorporated herein by reference)
10.18	Registration Rights Agreement (filed as Exhibit 99.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 17, 2024 and incorporated herein by reference)
10.19	Promissory Note (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on November 13, 2024, and incorporated herein by reference
10.20	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2025, and incorporated herein by reference)
10.21	Form of Private Placement Warrant (filed as Exhibit 4.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2025, and incorporated herein by reference)
10.22	Form of Placement Agent Warrant (filed as Exhibit 4.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2025, and incorporated herein by reference)
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel, independent registered public accounting firm with respect to financial statements of the Registrant
97.1+	Clawback Policy (filed as Exhibit A to Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 7, 2023, and incorporated herein by reference)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	English translation of original Hebrew document.

*	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

SAVERONE 2014 LTD.

Date: March 21, 2025	By:	/s/ Ori Gilboa
Ori Gilboa
Chief Executive Officer

SAVERONE 2014 LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

SAVERONE 2014 LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders SaverOne 2014 Ltd.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.grantthornton.co.il

Opinion on the financial statements

We have audited the accompanying statements of financial position of SaverOne 2014 Ltd. (the “Company”) as of December 31, 2024 and 2023, the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company is currently in the early commercialization stage and has not yet generated significant revenues from its sales and operations. From its Inception and through December 31, 2024, the Company reported significant losses and negative cash flows from operating activity. As of December 31, 2024, the Company has an accumulated deficit of NIS 170,548 and it had a comprehensive loss of NIS 34,938 for the year ended December 31, 2024. In addition, as described in Note 1B, management has concluded that the balance of cash and cash equivalents as of December 31, 2024, together with other available resources may not sufficient for the company to realize its business plans for the 12-months period subsequent to the reporting period. These conditions, along with other matters as set forth in Note 1B, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Tel Aviv, Israel

March 21, 2025

Certified Public Accountants

/s/ Fahn Kanne & Co. Grant Thornton International Israel

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd.

SAVERONE 2014 LTD.

STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

		As of December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents	4	13,298	17,112
Trade receivables, net	5	1,621	1,054
Other current assets	6	1,686	1,509
Inventory	7	5,013	4,534
Total current assets		21,618	24,209

Non-current assets
Trade receivables, net	5	804	1,051
Property and equipment, net	8	229	248
Restricted deposits	9	216	211
Right of usage asset, net	9	951	1,271
Total non-current assets		2,200	2,781

Total assets		23,818	26,990

Current liabilities
Current maturities of leasing liability	9	469	352
Trade payables		1,826	4,303
Other current liabilities	10	2,991	2,042
Liability in respect of government grants	11	239	694
Derivative warrants liability	13C1	-	274
Promissory notes, net	13C3	6,336	7,139
Total current liabilities		11,861	14,804

Non-current liabilities
Leasing liability, net current	9	606	980
Liability in respect of government grants	11	721	634
Total non-current liabilities		1,327	1,614

Commitments	12

Shareholders’ equity	13
Share capital and premium		169,949	135,243
Capital reserve in respect of share-based payment		11,229	10,939
Accumulated deficit		(170,548)	(135,610)
Total shareholders’ equity		10,630	10,572

Total liabilities and shareholders’ equity		23,818	26,990

March 21, 2025	/s/ Jacob Tenenboim	/s/ Ori Gilboa	/s/ Omri Hagai
Date of approval of the	Jacob Tenenboim	Ori Gilboa	Omri Hagai
financial statements	Chairman of the Board of Directors	Chief Executive Officer and Director	Chief Financial Officer

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

		Year Ended December 31,
	Note	2024	2023	2022

Revenues		1,683	2,720	1,193
Cost of revenues		(1,069)	(1,968)	(829)
Gross profit		614	752	364

Research and development expenses, net	15A	(19,397)	(22,861)	(21,490)
Selling and marketing expenses, net	15B	(4,796)	(3,787)	(1,591)
General and administrative expenses	15C	(9,673)	(8,327)	(6,492)
Operating loss		(33,252)	(34,223)	(29,209)

Financing expenses	16A	(2,785)	(1,219)	(852)
Financing income	16B	1,099	1,607	5,099
Financing income (expenses), net		(1,686)	388	4,247

Loss for the year		(34,938)	(33,835)	(24,962)
Comprehensive loss for the year		(34,938)	(33,835)	(24,962)

Loss per share attributed to shareholders of Company, par value NIS 0.01 each

Basic and diluted loss per share:
Basic and diluted loss per share		(0.30)	(1.08)	(1.44)
Weighted average of number of shares used to calculate the basic and diluted loss per share		117,908,475	31,380,359	17,300,596

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands)

	Note	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of December 31, 2021		80,440	8,425	(76,813)	12,052
Share-based payment to employees	14	-	1,157	-	1,157
Share-based payment to service provider	13C1	-	1,056	-	1,056
Partial exercise of over-allotment option into warrants	13C1	-	(158)	-	(158)
Expiration of over-allotment option	13C1	435	(435)	-	-
Net proceeds allocated to ADSs and prefunded warrants through initial public offering	13C1	32,268	-	-	32,268
Net proceeds received from issuance of ADSs through private placement transaction	13C2	5,141	-	-	5,141
Comprehensive loss for the year		-	-	(24,962)	(24,962)
Balance as of December 31, 2022		118,284	10,045	(101,775)	26,554
Share-based payment to employees	14	-	978	-	978
Net proceeds allocated to ADSs issued as Commitment Shares in transaction of equity line	13C3	87	-	-	87
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	9,670	-	-	9,670
Repayment of first promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	3,433	-	-	3,433
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	13C4	3,685	-	-	3,685
Exercise of restricted share units into ordinary shares	13C6	84	(84)	-	-
Comprehensive loss for the year		-	-	(33,835)	(33,835)
Balance as of December 31, 2023		135,243	10,939	(135,610)	10,572
Share-based payment to employees	14	-	598	-	598
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3, 13C5	17,403	-	-	17,403
Repayment of promissory notes (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	12,773	-	-	12,773
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	13C4	4,222	-	-	4,222
Exercise of restricted share units into ordinary shares	13C6	308	(308)	-	-
Comprehensive loss for the year		-	-	(34,938)	(34,938)
Balance as of December 31, 2024		169,949	11,229	(170,548)	10,630

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands)

		Year ended December 31,
	Note	2024	2023	2022
Cash flow from current operations
Comprehensive loss for the year		(34,938)	(33,835)	(24,962)
Adjustments required to present cash flows from operating activities (Appendix A)		532	(1,185)	(3,408)
Net cash used in operating activities		(34,406)	(35,020)	(28,370)

Cash flows from investment activity
Change in deposits restricted as to withdrawal		(5)	-	-
Changes in short-term deposits		-	10,070	(5,058)
Purchase of property and equipment	8	(79)	(128)	(62)
Net cash provided by (used in) investment activity		(84)	9,942	(5,120)

Cash flows from financing activity
Net proceeds received from issuance of units including put options, first promissory note and ADSs as Commitment Shares in transaction of equity line granted	13C3	-	7,170	-
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	16,277	9,259	-
Repayment of first promissory note	13C3	-	(754)	-
Net proceeds received from issuance of third and fourth promissory notes	13C5	10,532	3,597	-
Repayment of government grants	11	(144)	-	-
Net proceeds received from issuance of ADSs through private placement transaction	13C2		-	5,141
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	13C4	4,222	3,685	-
Repayment of principal in respect of leasing	9	(352)	(467)	(467)
Net proceeds received from issuance of units consist of ADSs, pre-funded warrants and warrants through U.S. IPO transaction	13C1		-	37,298
Exercise of restricted share units into ordinary shares	13C6	(*)-	(*)-	-
Net cash provided by financing activity		30,535	22,490	41,972

Change in balance of cash and cash equivalents		(3,955)	(2,588)	8,482

Exchange differences on cash and cash equivalents		141	460	2,075

Balance of cash and cash equivalents, beginning of year		17,112	19,240	8,683

Balance of cash and cash equivalents, end of year		13,298	17,112	19,240

(*)	Representing amount lower than NIS 1.

SAVERONE 2014 LTD.

STATEMENTS OF CASH FLOWS (CONT.)

(New Israeli Shekels in thousands)

		Year ended December 31,
	Note	2024	2023	2022
Appendix A - Adjustments required to present cash flows from operating activities

Income and expenses not involving cash flows
Depreciation	8	98	98	82
Amortization of right for usage asset	9	320	425	425
Interest expense in respect of leasing	9	95	22	43
Share-based payment to employees and service providers	14	598	978	1,157
Revaluation of derivative warrant liability	13C1	(274)	(877)	(2,954)
Recognition of discount, interest and exchange differences expenses related to promissory notes	13C3	1,246	526	-
Finance expenses incurred from partial exercise of Commitment Amount under equity line	13C3,13C5	1,318	531	-
Direct and incremental issuance cost allocated to derivative warrant liability through U.S IPO	13C1	-	-	723
Exchange differences on cash and cash equivalent and restricted deposits		(141)	(470)	(2,085)
Changes in liability in respect of government grants	11	(224)	74	86
		3,036	1,307	(2,523)

Changes in asset and liability items
Decrease (increase) in other current assets		(177)	(493)	143
Increase in trade receivables		(320)	(1,008)	(596)
Increase in inventory		(479)	(2,508)	(1,201)
Increase (decrease) in trade payables		(2,477)	2,347	1,014
Increase (decrease) in other current liabilities		949	(830)	(245)
		(2,504)	(2,492)	(885)

		532	(1,185)	(3,408)

Appendix B - Non-cash investment and financing activities

Recognition of right for usage asset against a leasing liability	9	-	1,129	-
Direct and incremental stock-based payment expenses allocated to ADSs and pre-fund warrants through U.S. IPO	13C2	-	-	960
Classification of equity amount to derivative warrants liability due to partial exercise of over-allotment option into warrants	13C2	-	-	158
Repayment of promissory notes (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3,13C5	12,581	3,313	-

Appendix C - Additional information pertaining to cash flows

Interest received		404	271	85

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

B.	The Company’s business position and going concern uncertainty

The Company is currently in the early commercialization stage and has not yet generated significant revenues from its sales and operations. From the Inception Date and through December 31, 2024, the Company reported significant losses and negative cash flows from operating activity. As of December 31, 2024, the Company has an accumulated deficit of NIS 170,548 and it had a comprehensive loss of NIS 34,938 for the year ended December 31, 2024. The balance of cash and cash equivalents as of December 31, 2024 amounted to NIS 13,298 together with other available resources may not be sufficient for the company to realize its business plans for the 12-months period subsequent to the reporting period.

The Company plans to finance its operations through the sales of equity and/or debts, including raising equity by an additional public offering through shelf registration on the Nasdaq Capital Market (the “Nasdaq”) and also through increasing its revenues from sales of the Saverone Systems and, if applicable, a reduction in operating expenses.

However, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet its current obligations and to achieve its business targets. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In June 2022, the Company completed an underwritten initial public offering in the United States (the “U.S. IPO”) on the Nasdaq under in which the Company issued and sold (i) 2,941,918 units consisting of American Depositary Shares (“ADS”), and warrants to purchase ADS at an offering price of $4.13 per Unit and (ii) 208,282 pre-funded units (a “Pre-Funded Unit”), at an offering price of $4.129 per pre-funded unit. The Company received gross proceeds of approximately $13 million (approximately NIS 43,441), before offering expenses. The ADSs and Warrants are traded on the Nasdaq under the symbols “SVRE” and “SVREW”, respectively. See Note 13C1 below for further information.

As a result of the significant decrease in the ADS price during 2024, which was reflected  also in a severe increase in the number of shares during the year due to numerous ADS sales under the SEPA and the New SEPA during the year, on October 28, 2024, the Company effected the change in the ADS ratio from one (1) ADS representing five (5) Ordinary Shares, to one (1) ADS representing ninety (90) Ordinary Shares. Subsequent to the statement of financial position date, on February 21, 2025, the Company effected an additional change in the ADS ratio from one (1) ADS representing ninety (90) Ordinary Shares, to one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares. This change in the ADS has the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every thirteen and one third (13.33) old ADSs (the “Reverse Stock Split”) held by the Company’s holders. All per ADS amounts were adjusted to reflect the Reverse Stock Split.

On December 11, 2022, the Company entered into a definitive securities purchase agreement (the “PIPE Agreement”) with an accredited investor (the “PIPE Purchaser”), under which the Company issued 4,045,305 ordinary shares represented by 3,372 ADSs for total net proceeds of approximately $1.5 million (approximately NIS 5,141) (the “PIPE”). See Note 13C2 below for further information.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General (Cont.)

B.	The Company’s business position (Cont.)

On June 5, 2023 (the “YA Effective Date”), the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd., Cayman Islands-based hedge fund (“Yorkville” or “YA”), under which the Company has the right to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10,000 thousand (the “Commitment Amount”) of the Company’s ADSs, during a limited period of 48-months following the execution of the SEPA, at a price equal to 95% of the lowest of the 3 daily VWAPs, subject to certain limitations,. Upon execution of the SEPA, Yorkville advanced the Company, an amount of $2,000 thousand out of the Commitment Amount in form of promissory note (the “First Promissory Note”) which accrues interest at an annual rate of 8%, with a 3% original issue discount and maturity at the 12-month anniversary of the date of issuance based on 12 equal monthly payments schedule settled either in cash or by issuance of Advance Shares. See Note 13C3 below.

During the period commencing on the YA Effective Date through the December 31, 2023, the Company sold 33,034,240 Shares to Yorkville for a total purchase price of $3,394 thousand (approximately NIS 12,572 thousand) out of the Commitment Amount under SEPA (including as partial repayment of the first Promissory Note). See Note 13C3 below.

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, advanced the Company additional $1,000 thousand (approx. NIS 3,708 before issuance costs) of the Commitment Amount in the form of a promissory (the “Second Promissory Note”) with substantially the same terms as the First Promissory Note and that will be repaid in 5 equal monthly installments beginning on the 150th day following the date of the Second Promissory Note’s issuance. The Second Promissory Note may be repaid with the proceeds of an Advance under the SEPA or repaid in cash. See Note 13C3 below.

On December 13, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell and issue to Yorkville through a registered direct offering (the “Registered Direct Offering”) 8,333,335 ordinary shares represented by 6,945 ADSs for total gross proceeds of $1,000 thousand (approximately NIS 3,685) See Note 13C4 below.

On March 25, 2024, the Company entered into second amendment to the SEPA, which is unconditional committed arrangement to raise additional capital, under which the Commitment Amount was increased to $15,000 thousand. On May 8, 2024 the parties agreed that the Maturity Date in respect of the Second Promissory Note shall be extended to July 8, 2024.

On June 25, 2024, the Company entered into a securities purchase agreement pursuant to which the Company agreed to sell and issue to two institutional investors through a registered direct offering 12,555,555 ordinary shares (represented by 10,466 ADSs) for total gross proceeds of $1,130 thousand (approximately NIS 4,222). See Note 13C4 below.

On July 16, 2024 the Company entered into a new Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville, under which the Company has the right to sell to Yorkville from time to time up to $15,000 thousand (the “Commitment Amount”) of the Company’s ADS, during a limited period of 36-months following the execution of the New SEPA. Under the New SEPA, Yorkville shall advance to the Company a principal amount of $3,000 thousand (the “Pre-Paid Advance”), which shall be evidenced by convertible promissory notes (the “Third Promissory Note”), which are convertible subject to Yorkville decision into Company’s ADSs. From the $3,000 thousand Pre-Paid Advance (approx. NIS 10,763) approx. $1,049 thousand (approx. NIS 3,860) was used to early repay the remaining amount of the Second Promissory Note and accordingly the net cash received amounted to $1,846 thousand (approx. NIS 6,903). Upon the effectiveness of the New SEPA, the previous SEPA was terminated. For further information see Note 13C5.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General (Cont.)

B.	The Company’s business position (Cont.)

On November 11, 2024, the Company issued to Yorkville, an unsecured non-convertible promissory note (the “Fourth Promissory Note”) in an amount of $1,000 thousand (the “Principal Amount” approx. NIS 3,629). The fourth Promissory Note will mature on November 11, 2025, bears an interest at a rate of 8%, and was issued with a 3% original issue discount. The fourth Promissory Note, will be repaid in 10 equal monthly installments beginning on the 90th day from the date of the issuance.

On January 30, 2025, the Company entered into securities purchase agreements with certain institutional investors of selling through a registered direct offering an aggregate of 195,428,970 ordinary shares (represented by 162,899 ADSs) together with unregistered warrants to purchase ADSs up to an aggregate of 390,857,940 ordinary shares (exercisable up to 325,797 ADSs, with an exercise price of $10.66 per ADS) for gross amount of $1,520 thousand (approximately NIS 5,448 thousand). In addition, the Company issued to the Placement Agent warrants to purchase up to an aggregate of 13,680,000 ordinary shares (exercisable up to 11,403 ADS’s, with an exercise price of $11.67 per ADS).

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

The management regularly monitors developments and acts in accordance with the guidelines of the various authorities. Since this is an event beyond the Company’s control and characterized by uncertainty, inter alia as to when the War will end, as of the financial statements’ approval date, the Company is unable to predict the intensity of the War impact on the Company’s financial condition and its operations results, if any.

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

The financial statements have prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”).

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

For information regarding significant estimates and considerations which embody significant sensitivity to future events, see also Note 3 below.

C.	The functional currency and the presentation currency of the financial statements

1.	The Company prepares its financial statements in accordance with the currency of the country and principal economic environment in which it operates, which constitutes the functional currency from which it is primarily affected (the “Functional Currency”). Taking into consideration that most cash balances are held in New Israeli Shekels (NIS) and most of the operational expenses and income are denominated in NIS, the Functional Currency of the Company is the NIS.

2.	The Company’s financial statements are presented in NIS.

D.	Assets, liabilities and transactions linked to or in foreign currency

1.	Financial assets and liabilities denominated in or linked to foreign currency are presented on the basis of the closing rate of exchange as of each reporting date.

2.	Transactions denominated in foreign currency are recorded upon initial recognition at the representative rate of exchange on date of the transaction. Exchange rate differences deriving from settlement of monetary items, at exchange rates that are different than those used in the initial recording during the period, or than those reported in previous financial statements, are carried to profit and loss.

3.	The following table presents data pertaining to the rate of change of the exchange rate of U.S. dollar, Euro and Israeli CPI (ICPI) during the reported periods:

	Year ended December 31,
	2024	2023	2022
	%	%	%
ICPI (2016 base year)	3.24	2.958	5.263
Representative exchange rate of U.S dollar/NIS	0.5	3.0	13.2
Representative exchange rate of Euro/NIS	(5.3)	6.9	6.6

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

The Company recognizes revenues from sales of the Saverone System at a point in time upon delivery, which occurs once installation has been completed and the system is fully functional. The Company’s revenues from PCS are derived from annual maintenance providing for unspecified upgrades. The Company considers the PCS performance obligations as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a 3-5 years) as the customer simultaneously receives and consumes the benefits provided by the Company’s performance.

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

In certain agreements, the Company provides the customer an assurance that is beyond the obligation that the item supplied meets the characteristics and specifications agreed upon between the parties (the “Extended Warranty”). These service-type warranties are sold generally bundled together with the sale of the SaverOne System. Revenue from the rendering of Extended Warranty services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company’s performance.

See Note 2K below regarding to standard warranty.

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

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced, including deduction of significant financing component estimated by the management. When payments are made before or after the SaverOne System is delivered or related services are rendered, the Company recognizes the resulting contract asset or liability as applicable.

As of December 31, 2024 and 2023, unbilled receivables balance amounted to NIS 1,214 and NIS 1,170, respectively, and are included within trade receivables balance in the statements of financial positions.

During the reported periods, costs to obtain contracts were in an insignificant amount.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

K.	Warranty costs

The Company provides a standard warranty for its products to end-users at no extra charge. The warranty provides the customer with assurance that the item supplied meets the characteristics and the specification agreed upon between the parties, as required by law, (assurance-type warranty).

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

Right of usage assets are initially measured at cost, which includes the amount of the initial measurement of the liability, pre-paid leasing payments and direct costs incurred in the lease. In subsequent periods, usage right assets are measured by the cost model, less accumulated depreciation and less accrued impairment losses and also adjusted to reflect any remeasurements of the leasing liability. Usage right assets are depreciated on the straight-line method over the shorter of the leasing period or the useful lifespan of the asset (3 to 4 years).

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

N.	Impairment of financial assets

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

O.	Financial liabilities

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

2.	Financial liabilities measured at fair value through profit and loss

This group includes financial liabilities that are designated by the Company’s management upon initial recognition as financial liabilities presented at fair value through profit and loss if they are qualified to such designation (e.g., certain warrants and promissory notes) that are subject to settlement in variable numbers of shares See also Note 2R below.

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

P.	Derecognition and offsetting of financial instruments

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

Q.	Settlement of financial liabilities through equity instruments

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

R.	Issuance of financial instruments as part of a package

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

S.	Derivative Warrants Liability

Certain Warrants that were issued by the Company to investors through the U.S. IPO (see also Note 13C1) are exercisable into ADSs with a fixed exercise price, which is denominated in U.S. dollar currency, which is different from the functional currency of the Company (NIS) and also may be exercisable to a variable number of shares due to the existence of cashless exercise mechanism under certain circumstances. Accordingly, such Warrants are considered as a current financial liability classified under ‘Fair value through profit or loss’ category (FVTPL). Changes in the estimated fair value of the outstanding Warrants are recognized each reporting period in the profit and loss as part of the financing expenses, until such Warrants are exercised or expired.

T.	Liability in respect of government grants

Government grants in respect of a research and development project received from the Israeli Innovation Authority (“IIA”) or in respect to marketing project in designed territory from the Israeli Ministry of Economy are recognized as a liability when received and are measured at fair value as of the receipt date, unless at that date, it is reasonably assured that the amount received will not be refunded. Amounts paid as royalties in subsequent periods are accounted for as settlement of a financial liability. The difference between the amount of grant received and the fair value of the liability on the recognition date is accounted for as government grant and accordingly it is carried to profit and loss under research and development expenses. The liability amount is reassessed in each period, with any changes in the present value of the expected cash flows discounted by the original interest rate carried to profit and loss. Under circumstances in which management determines in subsequent periods that there is reasonable assurance that the grant will not be refunded, the liability is derecognized on that date to profit and loss under research and development expenses.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

U.	Employee benefits

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

The following tabular represents amounts paid under defined contribution plan:

	Year ended December 31,
	2024	2023	2022
Expenses related in respect of defined contribution plan	1,698	1,462	1,260

2.	Short-term employee benefits

Short-term employee benefits include salaries, vacation pay, recreation pay and deposits to the National Insurance Institute (Social Security) if they are expected to be settled within 12 months following the end of the annual reporting period in which the employee renders the relevant services. Such benefits are recognized as an expense concurrently with the receipt of the work services.

V.	Share-based compensation

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

W.	Loss per share

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

X.	Operating cycle

The operating cycle of the Company is one year.

Y.	A summary of new financial reporting standards that came into effect during the period and which are relevant to the Company’s activities

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2024 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

1.	Amendments to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

Commencing January 1, 2024, the Company applied, in a retrospective manner, the amendments to IAS 1 - Classification of Liabilities as Current or Non-current (the Amendments).

The amendments clarify:

The amendments replace certain requirements for classifying liabilities as current or non-current. According to the amendments, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the amendments, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. In addition. the classification as non-current is not affected by management intentions or expectations. Furthermore, the amendments clarify that the conversion option of a liability will affect its classification as current or non-current, unless when the conversion option is recognized as equity. The amendments also clarified that only covenants that an entity must comply with on or before the reporting period affects classification.

The amendments are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The amendments are applicable retroactively, including an amendment to comparative data.

The implementation of the amendments did not have a material impact on the classification of liabilities in the statements of the Company’s financial position.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

Y.	A summary of new financial reporting standards that came into effect during the period and which are relevant to the Company’s activities (Cont.)

2.	Supplier Finance Arrangements (Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures)

The amendments clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments became effective for annual periods beginning on or after January 1, 2024.

The implementation of the amendments did not have a material impact on the financial condition and results of the Company’s operations.

Z.	A summary of new reporting standards not yet effective and which are relevant to the Company’s activities

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ (IFRS 18). IFRS 18 will replace the existing IAS 1 ‘Presentation of Financial Statements’ while carrying forward many of the requirements in IAS 1.

IFRS 18 requires companies to provide improved structure and content to the financial statements, in particular the profit and loss statement. IFRS 18 introduces three defined categories for income and expenses - operating, investing and financing in order to improve the structure of the income statement, and requires all companies to provide new defined subtotals, including operating profit.

IFRS 18 provides enhanced guidance on the principles of aggregation and disaggregation which focus on grouping items based on their shared characteristics. Characteristics refer for example to nature, function or measurement basis.

Where items are presented by function, an entity is required to disclose information by nature for specific expenses.

IFRS 18 requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures (MPMs). The information related to these measures will be disclosed in the financial statements in a single note, including a reconciliation between the MPM and the most similar specified subtotal in IFRS. The new requirements are intended to improve and transparency of management-defined performance measures.

IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. Entities that early adopt IFRS 18 are required to disclose that fact in the notes.

The Company is examining the potential impact of implementing IFRS 18 on its financial statements. However, the new standard is expected to affect matters of presentation and disclosure.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

Z.	A summary of new reporting standards not yet effective and which are relevant to the Company’s activities (Cont.)

Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Company’s financial statements.

Note 3 - Significant accounting estimates and considerations

The accounting estimates and assumptions that were used in the preparation of the financial statements are tested on a regular basis and are based on past experience and other factors, including future events, the occurrence of which is reasonably expected to occur in view of existing circumstances. The Company makes estimates and assumptions regarding future events or conditions. By their very nature, it is rare that such accounting estimates will be identical to actual results. The estimates and assumptions that reflect the highest exposure to material changes in the amount of assets and liabilities in the following year are set out below:

A.	Impairment of inventory

Inventory impairment exists when the cost exceeds the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Management estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology, competition, demands or other market-driven changes that may reduce future selling prices or affect customer demand for the company products.

B.	Research and development expenses

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

Note 3 - Significant accounting estimates and considerations (Cont.)

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

E.	Measurement of expected credit losses

With respect to customers and contract assets, the Company measures the provision for expected credit losses in an amount equals to expected credit losses over the life of the instrument. Credit losses are calculated based on the present value of the difference between the contractual cash flows that the Company is entitled to receive under the contract and the cash flows the Company expects it to receive when the capitalization of such cash flows is based on the original effective interest rate of the financial asset. In determining the amounts of cash to be received and the timing, the Company is required to make assumptions and exercise discretion. See also Note 19B below.

Note 4 - Cash and cash equivalents

Composition:

	As of December 31,
	2024	2023
Cash in new Israeli shekels	830	505
Cash in foreign currency	12,468	16,607
	13,298	17,112

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 5 - Trade receivables, net

A.	Composition:

	As of December 31,
	2024	2023
Current:
Open balances	1,105	702
Unbilled	516	352
	1,621	1,054

Non-current:
Open balances	106	233
Unbilled	698	818
	804	1,051

B.	Trade receivables are generally non-interest bearing When the payments schedule provides the customer with a significant benefit of financing (i.e. when the period between the transfer of the promised good or service and the payment is over one year) the transaction price is discounted, using an interest rate that represents the applicable risk rate of the customers (7.5%).

The average credit period of trade receivables, after deducting advance payments from customers is 526 days.

For details regarding credit risk, see Note 19B below.

Note 6 - Other current assets

Composition:

	As of December 31,
	2024	2023
Governmental institutions	225	996
Prepaid expenses	269	484
Proceeds from issuance of ADSs (*)	1,076	-
Other	116	29
	1,686	1,509

(*)	Relates to SEPA advance notice under the equity line, the amount were received in cash on January 2, 2025.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 7 - Inventory

Composition:

	As of December 31,
	2024	2023
Raw materials	3,875	2,502
Finished goods	1,138	2,032
	5,013	4,534

Note 8 - Property and equipment, net

A.	Composition and changes in 2024

	Computers	Office furniture and equipment	Leasehold improvements	Total

Cost
At January 1, 2024	402	89	79	570
Additions	59	10	10	79
At December 31, 2024	461	99	89	649
Accumulated depreciation
At January 1, 2024	267	31	24	322
Depreciation	83	7	8	98
At December 31, 2024	350	38	32	420

Depreciated cost:
At December 31, 2024	111	61	57	229

Composition and changes in 2023

	Computers	Office furniture and equipment	Leasehold improvements	Total

Cost
At January 1, 2023	310	66	66	442
Additions	92	23	13	128
At December 31, 2023	402	89	79	570
Accumulated depreciation
At January 1, 2023	183	25	16	224
Depreciation	84	6	8	98
At December 31, 2023	267	31	24	322

Depreciated cost:
At December 31, 2023	135	58	55	248

B.	Depreciation period and depreciation method

In respect to depreciation period and the depreciation method, see Note 2G above.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing

A.	On March 4, 2020, the Company signed a rental agreement pertaining to a building and a number of parking spaces for a period of 48-months, for a monthly payment of NIS 25, linked to the ICPI, plus value added tax. The Company was granted an option to extend the rental period for another two years.

In accordance with the provision of IFRS 16, Leasing, the Company recognized a right of usage asset in an amount of NIS 1,029, measured in the accounting records at an amount equal to the leasing liability (using a discount rate of 5%).

B.	In March 2021, the Company entered into an addendum to the Rental Agreement (the “First Addendum”), under which the Company rented additional space and a storage room, for a monthly rent of NIS 14, linked to ICPI plus VAT. All of the other terms of the First Addendum are identical to those of the Rental Agreement.

As First Addendum constitute an amended lease that increases the scope of the lease by adding rights to use additional space and consideration the first addendum was accounted for as a change in the lease related to a separate lease. Accordingly, the Company measured the addition to the rental liability at the present value of the payments relating to the new space by discounting the additional rental payments using the Company’s incremental interest rate as of the date the addendum went into effect, determined to be a rate of 5%. As a result, there was an increase in the rental liability in an amount of NIS 533 which was recognized as an increase in the right for usage asset.

C.	On November 15, 2023, the Company entered into second addendum to the Rental Agreement (the “Second Addendum”), under which the Agreement and First Addendum were terminated on December 31, 2023, whereby the monthly fee for November and December 2023 will be paid in 3 equal installments linked to ICPI plus VAT, based on payment schedule determined in the Second Addendum. In addition, it was agreed that a new lease period will be commenced since January 1, 2024 over a limited period of 42-months in respect to office spaces and several parking spaces in return for a monthly rent of NIS 39,105 plus VAT. However, a grace period was given for the first 3-months (January - March 2024) for the rental fee but excluding the management fee.

In addition, as part of the terms of the Second Addendum, the Company was required to make a deposit of NIS 216 as of December 31, 2024, restricted as to withdrawal, in order to guarantee its compliance with the terms of the commitment.

Taking into consideration that the consequences of the Addendum constitute an amended lease that increases the scope of the lease by adding rights to use additional space and consideration that is in line with the scope of the increase in space, these consequences were accounted for as a lease modification. Accordingly, the Company measured the addition to the rental liability at the present value of the payments relating to the new space by discounting the additional rental payments using the Company’s incremental interest rate as of the date the Addendum went into effect, determined to be a rate of 7.8%. As a result, there was an increase in the rental liability of NIS 1,129 which was recognized as an increase in the right for usage asset.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing (Cont.)

D.	Right for usage asset

Changes in 2024:

Office building and parking spaces
Cost
Balance as of January 1, 2024	2,691
Additions	-
Balance as of December 31, 2024	2,691
Accumulated amortization
Balance as of January 1, 2024	1,420
Additions	320
Balance as of December 31, 2024	1,740

Amortized cost as of December 31, 2024	951

Changes in 2023:

Office building and parking spaces
Cost
Balance as of January 1, 2023	1,562
Additions	1,129
Balance as of December 31, 2023	2,691
Accumulated amortization
Balance as of January 1, 2023	995
Additions	425
Balance as of December 31, 2023	1,420

Amortized cost as of December 31, 2023	1,271

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing (Cont.)

E.	Lease liability

Changes in 2024:

Office building and parking spaces

Balance as of January 1, 2024	1,332
Interest expenses	95
Lease payments	(352)

Balance as of December 31, 2024	1,075

Changes in 2023:

Office building and parking spaces

Balance as of January 1, 2023	648
Additions	1,129
Interest expenses	22
Lease payments	(467)

Balance as of December 31, 2023	1,332

F.	Amortization period and amortization method

In respect to amortization period and amortization method, see Note 2L above.

G.	Amounts recognized in statements of cash flow:

	Year ended December 31,
	2024	2023	2022
Amortization of the right for usage asset	320	425	425
Interest expense in respect of leasing	95	22	43
Repayment of principal in respect of leasing	352	467	467

Total negative cash flows in respect of leasing for the years ended December 31, 2024, 2023 and 2022 are approximately NIS 447, NIS 489 and NIS 510, respectively.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing (Cont.)

H.	Analysis of contractual payment dates of leasing liability at December 31, 2024:

Up to a year	469
1-2 years	469
2-3 years	235
Total (undiscounted)	1,173
Discount effect	(98)
Net present value	1,075

Note 10 - Other current liabilities

Composition:

	As of December 31,
	2024	2023

Employees and salary-related institutions (*)	1,868	1,574
Accrued expenses	1,123	468
Others	-	-
	2,991	2,042

(*)	Includes balance of NIS 125 in respect of management fees to related party as of December 31, 2024 (see Note 18A below).

Note 11 - Liability in respect of government grants

A.	Since the Inception Date, the Company has received grants in respect of participation in research and development from the IIA, in a total amount of NIS 1.7 million. In return, the Company undertook to pay royalties at a rate of 3% of the revenues to derive from the know-how and technology to be developed as part of the projects in respect of which such financing was received. The liability amount is linked to the U.S. dollar. Until December 31,2023 the Liability was subject to LIBOR interest rate and commencing January 1,2024 the interest rate was replaced with Term SOFR (Secured Overnight Financing Rate).

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 11 - Liability in respect of government grants (Cont.)

B.	In October 2021, the Israeli Ministry of Economy, which oversees commerce, industry and labor, approved the Company’s application for participation in funding as part of a designated grants plan for the purpose of United States. The grant was intended to cover up to 50% from the costs of consulting and establishing marketing systems, exhibitions and demonstrations, logistics and hiring of employees and consultants in United States, based on approved budget for the plan over a period of 2-years.

The Company is obligated to repay to the Israeli Ministry of Economy royalties from the revenues derived in United States up to an aggregate of 100% of the total grant received linked to the ICPI and for a period of up to 5-years from the last year of the plan, subject to achieving growth in an amount that is equal to the lower of NIS 1,000 or 50% in comparison to reprehensive base year.

During the year ended December 31, 2023, an amount of NIS 299 was received and recognized in profit or loss, as grants (see Note 15B below). As of December 31, 2024, liability was not accrued for royalties towards Israeli Ministry of Economy based on estimation of management it is currently reasonably assured the amount received will not be refunded.

The following tabular represents the changes in liability in respect of government grants in the reported periods:

	Year ended December 31,
	2024	2023	2022

Balance as of January 1,	1,328	1,254	1,168
Adjustment of the liability in respect of government grants in respect of change in the expected discounted cash flows and exchange rate differentials	(224)	74	86
Royalties payable to the IIA	(144)	-	-
Balance as of December 31,	960	1,328	1,254

	December 31,
	2024	2023

Current liability	239	694
Non-current liability	721	634
Balance as of December 31,	960	1,328

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 12 - Commitments and contingencies (Cont.)

B.	Asset purchase agreement

On August 26, 2024, the Company completed an asset purchase agreement for the Generation-3 camera products and intellectual property (IP) of Micronet Ltd. (hereinafter - “Micronet”), an Israeli public company which is a developer of advanced telematics systems, cameras, and Driver Monitoring Systems (DMS). Under the terms of the agreement, the Company will acquire the intellectual property and inventory related to Micronet’s Generation 3 camera at no upfront cost. The acquisition is structured as an earn-out agreement, with future royalty payments to Micronet contingent upon the sale of products incorporating the acquired camera technology, if any.

As the transaction represented the acquisition of intangible assets (IP) for contingent variable consideration that depend, among others, on the company’s future actions, it was determined that the company’s obligation to future payment does not meet the definition of a financial liability. Thus, it was determined that any amounts that the company will be required to be pay as future royalty payments due to sales of products incorporating the acquired Micronet camera technology, will be recognized as expense, in the periods when such sales will be reflected as revenues.

C.	Leasing transaction - see Note 9 above.

Note 13 - Share capital and reserves

A.	Composition of share capital

	December 31
	2024		2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Ordinary shares, par value NIS 0.01 each (1)	1,000,000,000	415,103,076	1,000,000,000	69,579,231

(1)	On February 17, 2025, the general meeting of shareholders of the Company approved to increase the authorized shares of the Company to 10,000,000,000 ordinary shares.

In June 2022, the Company completed an underwritten initial public offering in the United States (the “U.S. IPO”) on the Nasdaq under in which the Company issued and sold units consisting of American Depositary Shares (“ADS”), and warrants to purchase ADS. The ADSs and Warrants are traded on the Nasdaq under the symbols “SVRE” and “SVREW”, respectively.

On October 28, 2024, the Company effected the change in the ADS ratio from one (1) ADS representing five (5) Ordinary Shares, to one (1) ADS representing ninety (90) Ordinary Shares. Subsequent to the statement of financial position date, on February 21, 2025, the Company effected an additional change in the ADS ratio from one (1) ADS representing ninety (90) Ordinary Shares, to one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares. This change in the ADS has the effect or a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every thirteen and one third (13.33) old ADSs (the “Reverse Stock Split”) held by the Company’s holders. All per ADS amounts were adjusted to reflect the Reverse Stock Split.

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

C.	Changes in the issued and outstanding share capital

	2024	2023	2022
Balance as of January 1	69,579,231	27,780,896	7,984,706

Issuance of ADSs and prefunded warrants through U.S. IPO (1)	-	-	15,750,885
Issuance of ADSs through private placement transaction (2)	-	-	4,045,305
Issuance of ADSs as commitment shares for receiving an equity line (3)	-	340,760	-
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line - SEPA (3)	17,375,000	21,530,865	-
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line - New SEPA(5)	240,390,000	-	-
Repayment of first promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line (3)	-	11,503,375	-
Repayment of third promissory note through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line - New SEPA(5)	74,793,290	-
Issuance of ADSs through public offering transaction as part of shelf prospectus (4)	12,555,555	8,333,335	-
Exercise of restricted share units into ordinary shares (6)	360,000	90,000	-
Issuance of ADSs to a supplier	50,000	-	-
Balance as of December 31	415,103,076	69,579,231	27,780,896

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(1)	As noted in Note 1B above, on June 7, 2022, the Company completed the U.S. IPO under which the Company received gross proceeds of approximately $13 million (approximately NIS 43,441), before deducting underwriting discounts and offering expenses payable by the Company, for the issuance and sale of -

A.	2,941,918 Units at a public price of $4.13 per Unit, each consisting of (i) one ADS and (ii) one Warrant exercisable for one ADS over a limited period of 5-years from the issuance date at an original exercise price of $5.00 (the Warrants are subject to a cashless exercise mechanism upon under certain events). After taking into account the changes in the Company’s ADS ratio, as the date of this report, the number of Warrants exercisable for one ADS are 12,261 at an exercise price of $1,200.

B.	208,282 Pre-Funded Units at a price to the public of $4.129 per Pre-Funded Unit, each consisting of (i) one Pre-Funded Warrant exercisable for one ADS, which were exercisable immediately and may be exercised at any time until exercised in full, at an exercise price of $0.001 (the Pre-Funded Warrants are subject to a cashless exercise mechanism upon under certain events) and (ii) one Warrant exercisable for one ADS over a limited period of 5-years from the issuance date at an exercise price of $5.00 (the warrants are subject to a cashless exercise mechanism upon under certain events). It is noted that all of the Pre-Funded Warrants were fully paid at the Closing Date and 208,259 ADSs were issued in August 2022.

In connection with the U.S. IPO, the Company engaged a U.S. underwriter, which was granted as part of its compensation upon completion of the U.S. IPO the Representative’s Warrant were exercisable original for 157,510 ADSs at an exercise price of $5.16 per ADS at any time after December 2, 2022 through the close of business day on June 2, 2027. After taking into account the changes in the Company’s ADS ratio, as the date of this report, the number of Warrants exercisable for one ADS are 656 at an exercise price of $1,238. In addition, the Company granted to the underwriter the Over-Allotment Option to purchase up to an additional 469,654 ADSs at an exercise price of $4.129 or Pre-Funded Warrants and/or 469,654 Warrants exercisable for the same number of ADS at an exercise price of $0.001. In connection to offering closing, in June 2022, the underwriter partially exercised its Over-Allotment Option to purchase an additional 126,482 Warrants exercisable for the same number of ADSs for de minimis consideration. After taking into account the changes in the Company’s ADS ratio, as the date of this report, the number of Warrants exercisable for one ADS are 528. The remaining portion of Over-Allotment Option, consisting of up to 343,172 ADS and/or Pre-Funded Warrants and 343,172 Warrants, expired unexercised.

Upon satisfaction of customary closing conditions, the Closing Date of the U.S. IPO was June 7, 2022.

As the exercise price of the Warrants is determined in foreign currency and as the Warrants might be exercisable to variable number of shares due to cashless exercise mechanism, the Warrants are accounted for as a derivative financial liability.

Moreover, the Company received substantially all of the Pre-Funded Warrant proceeds upfront (without any conditions) as part of the Pre-Funded Warrant’s purchase price and in return the Company was obligated to issue fixed number of ADSs to holders. Thus, Pre-Funded Warrants were accounted for and classified as additional paid-in capital as part of the Company’s shareholders’ equity.

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(1)	(Cont.)

Pursuant to the above, at the initial recognition date the gross proceeds received was allocated to identified components as follows:

Fair value at Closing Date

Derivative warrant liability (*)	3,947
Pre-funded warrant and ADSs	39,494
Total gross consideration	43,441

(*)	The fair value of the derivate warrant liability was determined and estimated at level 1 in the fair value hierarchy based on the price of the Warrants of $0.3508 which is an average quoted market trading price in the first four business days following the Closing Date.

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

The following tabular presentation reflects the reconciliation of the fair value of derivative warrant liability during the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023

Opening balance	274	1,151
Recognition of fair value of warrants issued at effective date	-	-
Warrants issued as result of partially exercised of over-allotment option	-	-
Revaluation of derivative warrant liability exercisable for ADSs (see Note 16B below) (*)	(274)	(877)
Closing balance	-	274

(*)	Due to lack of trading activity of the Warrant, as of December 31, 2024, the management estimated the fair value of the Warrant by using Black-Scholes-Merton pricing model in which the assumptions that have been used were as follows: expected dividend yield of 0%; risk-free interest rate of 4.3%; expected volatility of 87.26%, exercise period and exercise price based on stated terms and ordinary share price of NIS 0.042 which represents the quoted market price.

As of December 31, 2024 and 2023, the measurement of the aforesaid derivative warrant liability was classified at level 3 in the fair value hierarchy.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(2)	On December 11, 2022, the Company entered into the PIPE Agreement with an accredited investor (the “PIPE Purchaser”), under which the Company sold to the PIPE Purchaser 4,045,305 Shares (represented by 3,372 ADSs) for total net proceeds of approximately $1.5 million (approximately NIS 5,141) (the “Proceeds”).

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

(3)	On June 5, 2023, the Company entered into the SEPA with Yorkville, under which the Company was granted the right, but not the obligation, to sell to Yorkville from time to time up to the Commitment Amount of the Company’s ADSs, during a limited period of 48-months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At the Company’s option, the ADSs would be purchased by Yorkville from time to time at a price equal to 95% of the lowest of the 3 daily Volume Weighted Average Price (“VWAPs”) of the Company’s ADSs for such trading day on the Nasdaq during regular trading hours as reported by Bloomberg L.P during a 3 consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such the Advance Shares. As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ADSs up to the Commitment Amount, the Company issued 340,760 ordinary shares (represented by 284 ADSs) (the “Commitment Shares”) to Yorkville.

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(3)	(Cont.)

Upon the execution of the SEPA, Yorkville, upon the Company’s request, advanced to the Company $2,000 thousand (approximately NIS 7,430 before issuance costs of NIS 260) of the Commitment Amount evidenced by the First Promissory Note. The First Promissory Note accrues interest at a rate of 8%, was issued with a 3% original issue discount and was required to be repaid in 10 monthly installments beginning on the 60th day following the execution date of the First Promissory Note either in cash or by issuance of Advance Shares. The First Promissory Note was fully repaid mostly through issuance of ADS.

Yorkville’s obligation to purchase the Company’s ADSs pursuant to the SEPA was subject to a number of conditions, including that a registration statement (the “YA Resale Registration Statement”) be filed with the SEC. On June 7, 2023, the Company filed YA Resale Registration Statement on Form F-1, which was declared effective by the SEC on June 16, 2023 (the “YA Resale Effective Date”).

In accordance with IFRS and based on the overall contractual framework between the parties and the fact that the SEPA and the First Promissory Note were executed on the same date, both agreements were accounted for as one transaction as an issuance of a package that includes (1) Company right to sell Advance Shares (the “Put Options”), (2) First Promissory Note and (3) Commitment Shares.

At the initial date, the SEPA essentially constituted a series of Put Options held by the Company under which the Company may (but not obliged to) sell to Yorkville ordinary shares at a sale price representing a discount at a rate of 5% of the share market price at the exercise date of such put option. At subsequent date, upon exercise of each of the Put Options, a financial liability will be recognized at fair value through profits and loss over a limited period until the determination of the exercise price based on the aforesaid VWAP mechanism.

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(3)	(Cont.)

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

Direct debt costs incurred amounted to $30 thousand (approximately NIS 111).

	Year ended December 31,
	2024	2023

Opening balance	7,139	-
Net amount received (allocated to the first and second Promissory Note)	-	10,680
Net amount received from the Third Promissory Note	6,903	-
Repayment of First Promissory Note in cash	-	(754)
Repayment of Promissory Notes and accrued interest through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	(12,581)	(3,313)
Recognition of discount, interest expenses related to the First, Second and Fourth Promissory Notes (see Note 16A below)	439	592
Recognition of interest and revaluation expenses related to the Third Promissory Note (see Note 16A below)	889	-
Net amount received from the Fourth Promissory Note	3,629	-
Expense (income) from exchange rate differentials	(82)	(66)
Closing balance	6,336	7,139

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(3)	(Cont.)

The following tabular presentation reflects the reconciliation of the carrying amount of the Promissory Notes during the period commencing the Closing Date through December 31, 2024:

During the period commencing the YA Effective Date through December 31, 2023, the Company sold 33,034,240 Shares to Yorkville out of the Commitment Amount under the SEPA for a total aggregate purchase price of $3,394 thousand (approximately NIS 12,572 of which NIS 9,259 were received in cash and 3,313 as partial repayment of the first Promissory Note). The difference between the fair value of the ADSs issued of $145 thousand (approximately NIS 531) to the above aggregate purchase price was recorded as finance expenses. See Note 16A below.

During the period commencing the January 1 2024 until the consummation of the New SEPA (see below), the Company sold 17,375,000 Shares to Yorkville out of the Commitment Amount under the SEPA for a total aggregate purchase price of $2,744 thousand (approximately NIS 10,028 of which NIS 6,307 were received in cash and NIS 3,721 as repayment of the first Promissory Note). The difference between the fair value of the ADSs issued of $190 thousand (approximately NIS 696) to the above aggregate purchase price received was recorded as finance expenses. See Note 16A below.

(4)	On December 13, 2023, the Company entered into the Purchase Agreement with Yorkville under which the Company sold to Yorkville through the Registered Direct Offering 8,333,335 ordinary shares represented by 6,945 ADSs for total gross proceeds of $1,000 thousand (approximately NIS 3,685), before deducting the offering expenses payable by the Company.

On June 25, 2024, the Company entered into a securities purchase agreement pursuant to which the Company agreed to sell and issue to two institutional investors through a registered direct offering 12,555,555 ordinary shares represented by 10,466 ADSs for total gross proceeds of $1,130 thousand (approximately NIS 4,222).

The ADSs were issued pursuant to a prospectus supplement, dated as of December 13, 2023, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3, which became effective on September 27, 2023.

(5)	On July 16, 2024 (the “Effective Date”), the Company entered into a second Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville. Upon the effectiveness of the New SEPA, the previous SEPA was terminated.

Pursuant to the New SEPA, subject to certain terms and conditions set forth in the agreement, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs”, each representing 5 ordinary shares of the Company (such number of shares was adjusted in October 2024 to 90 ordinary shares per ADS and in February 2025, to 1,200 ordinary shares per ADS), par value NIS 0.01 per share for an aggregate subscription amount of up to $15 million (the “Commitment Amount”), at any time from Effective Date until July 16, 2027, unless earlier terminated pursuant to the New SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). The Company will not have the right to require Yorkville to subscribe for any ADSs under the New SEPA if a balance remains outstanding under a Promissory Note without Yorkville’s consent, unless an Amortization Event (if the daily WVAP will be less than the Floor Price, as defined in the agreement or if Yorkville cannot use the registration statement to sell ADSs) has occurred and the proceeds of any Advance is applied towards repayment of a balance under a Promissory Note. During an Amortization Event, the Company will be required to make monthly payments under the Promissory Notes of $500 thousand of principal, or the outstanding principal if less than such amount, plus 10%, plus all accrued and unpaid interest on the principal amount, unless waived by Yorkville. During late 2024, the daily VWAP was below the Floor Price as defined in the Promissory Notes and thus it was determined that an Amortization Event has occurred. However, on December 6, 2024, Yorkville waived through January 31, 2025, any Amortization Event under the SEPA as a result of a Floor Price Event (subsequent to the balance sheet date such waiver was extended until April 21, 2025).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(5)	(Cont.)

Under the New SEPA, Yorkville advanced to the Company the principal amount of $3,000 thousand (the “Pre-Paid Advance” or the “Third Promissory Note”), which shall be evidenced by convertible three notes, which are convertible into Company’s ADSs. The Pre-Paid Advance was subject to a discount in the amount equal to 3% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”) and in addition, the company was required to pay Structuring and Due Diligence Fee of $15 (the “Fee”). The first Pre-Paid Advance in a principal amount of $1,000 thousand was advanced on July 17, 2024, the second Pre-Paid Advance in a principal amount of $1,000 thousand was subject to filing of F-1 Registration Statement, the second Pre-Paid Advance in a principal amount of $1,000 thousand and was advanced on July 26, 2024. The third Pre-Paid Advance in a principal amount of $1,000 thousand was subject to the effectiveness of the F-1 Registration Statement, which effectiveness was declared on August 6, 2024. Following the effectiveness, Yorkville and the Company intend to utilize the New SEPA as the ongoing funding mechanism in lieu of previous SEPA.

Due to the 3% discount of the Promissory Notes and the Fee, the net amount received for the Promissory Notes amounted to $2,895 thousand (NIS 10,763) of which, $1,049 thousand was received as a settlement of the entire balance of the Second Promissory Note (plus accrued and unpaid interest thereon) and the remaining amount of $1,846 (approx. NIS 6,903) thousand was received in cash.

Principal, interest and any other payments due under the Third Promissory Notes shall be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Except as specifically permitted by the terms of the Promissory Notes, the Company may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal (such amount, the “Conversion Amount”) into ADSs at the Conversion Price (as defined in the agreement). The number of Conversion Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Promissory Notes, the lower of (i) $126.78 per ADS, or (ii) 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the Conversion Date or other date of determination, but not lower than $20.83 per ADS. The Conversion Price will be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes.

As the Promissory Notes entitle Yorkville to require settlement with variable number of ADS through the conversion mechanism described above, it was determined that the embedded conversion option is not eligible to equity classification, and thus the company elected to designate the entire liability amount at fair value thorough profit or loss measurement category.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(5)	(Cont.)

During the period commencing on the Effective Date of the New SEPA through December 31, 2024, the Company sold 74,793,290 ordinary shares represented by 62,328 ADSs to Yorkville at fair value of $2,382 thousand (approximately NIS 8,860 thousand) as a partial repayment of the Promissory Notes in the amount of 2,250 thousand (approximately NIS 8,373 thousand). Thus, as of December 31, 2024 the remaining outstanding balance of the Promissory Notes was 750 thousand (approximately NIS 2,735 thousand).

In addition, during the period commencing on the Effective Date of the New SEPA through December 31, 2024, the Company sold 240,390,000 ordinary shares represented by 200,325 ADSs to Yorkville for a total purchase price of $2,734 thousand (approximately NIS 9,970 thousand) out of the Commitment Amount under SEPA. The difference between the fair value of the ADSs issued of $171 thousand (approximately NIS 622) to the above aggregate purchase price received was recorded as finance expenses. See Note 16A below.

On November 11, 2024, the Company issued to Yorkville, an unsecured non-convertible promissory note (the “Fourth Promissory Note”) in the original principal amount of $1,000 thousand (the “Principal Amount”) (approx. NIS 3,629). The Fourth Promissory Note will mature on November 11, 2025, bears an interest at a rate of 8%, and was issued with a 3% original issue discount. Pursuant to the terms of the Fourth Note, it will be repaid in 10 equal monthly installments beginning on the 90th day from the date of the issuance. The outstanding Principal Amount and the accrued interest may be repaid in cash or with the proceeds of an Advance under the New SEPA. Accordingly, the Fourth Promissory is accounted for similarly to the First and Second Promissory Notes (i.e. at amortized cost). As of December 31, 2024 the remaining outstanding balance of the Fourth Promissory Note was $987 thousand (approximately NIS 3,601 thousand).

(6)	In December 2024 and December 2023, 360,000 and 90,000 RSUs granted to the Company’s CEO have been exercised into the same number of ordinary shares of the Company, respectively.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 14 - Share-based payment

A.	Option plan

The Company has adopted the SaverOne 2014 Ltd. 2015 Share Incentive Plan (the “Plan”), under which the Company is entitled to grant options, restricted shares and restricted share units to designated participants to purchase ordinary shares of the Company. Under the Plan, options forfeited or cancelled prior to their expiration date, become available for future grants. Unless stipulated otherwise by the Company’s Board of Directors, the unexercised options will expire 10-years period following the grant date. The Plan is subject to article 102 of the Israeli Income Tax Ordinance (New Version) - 1961 (the “Income Tax Ordinance”), as part of the equity track with a trustee. As of December 31, 2024, the Company has 3,299,270 options available for future grants.

B.	Grants

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

2024

During the year ended December 31, 2024, the Board of Directors (or the shareholders at a general meeting to the extent that such approval was required) approved a grant of 194,500 options exercisable into shares of the Company, to several grantees. Each option exercisable into one ordinary share of the Company over a vesting terms as determined by the Board of Directors at an average exercise price in cash for each of the option of NIS 0.258-0.837 per share (subject to standard adjustments). The fair value of the benefit in respect of the grant was estimated at an amount of NIS 106 which will be carried to profit and loss over the vesting period.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 14 - Share-based payment (Cont.)

B.	Grants (cont.)

The fair value of the options granted, as above, was estimated using the Black and Scholes model. The parameters used in calculating the model were as follows:

	2024 grants	2023 grants	2022 grants

Price per share	NIS 0.22-0.93	NIS 0.87 - 1.05	NIS 1.477
Exercise price	NIS 0.258-0.837	NIS 0.93 - 1.09	NIS 1.639
Expected volatility (%)	119.85%	112.28 - 116.03	46
Expected term (in years)	6.25	6.25	10
Risk-free interest (%)	4.5	4.5	2.97
Expected dividend rate (%)	-	-	-

The total compensation cost related to all of the Company’s equity-based awards recognized during the years ended December 31, 2024, 2023 and 2022 was comprised as follows:

	Year ended December 31,
	2024	2023	2022
Research and development	145	354	362
Sales and marketing	-	-	-
General and administrative	453	624	795
Total	598	978	1,157

The following table presents additional information relating to the share-based payment under the Plan:

	2024		2023		2022
	Number of options	Weighted average of the exercise price	Number of options	Weighted average of the exercise price	Number of options	Weighted average of the exercise price

Outstanding at the beginning of the year	1,805,230	5.55	1,826,519	5.74	795,519	10.61
Granted (*)	194,500	0.47	291,000	1.021	1,031,000	1.639
Forfeited	(235,876)	1.82	(312,289)	2.59	-	-
Exercised (*)	-	-	-	-	-	-
Outstanding at the end of the year	1,763,854	5.54	1,805,230	5.55	1,826,519	5.74
Exercisable at the end of the year	1,227,722	7.43	982,967	7.98	651,277	8.81

(*)	Excluding grant of 900,000 RSUs to the Company’s CEO during 2023, and exercise of 360,000 and 90,000 RSUs during 2024 and 2023, respectively. See Notes 12A and 13C6 above.

As of December 31, 2024, there was NIS 306 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense over the requisite service periods, which results in a weighted average period of approximately 3 years over which the unrecognized compensation expense is expected to be recognized.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 15 - Notes to the statements of comprehensive loss

A.	Research and development expenses, net

	Year ended December 31,
	2024	2023	2022
Salary and related expenses (1)	13,586	12,962	11,297
Consulting and professional services	2,422	4,153	6,498
Subcontractors	641	2,406	1,485
Computer maintenance	996	827	553
Car maintenance	561	754	300
Depreciation and amortization	417	523	507
Office maintenance	347	400	396
Miscellaneous	427	836	454
Total	19,397	22,861	21,490
	145	354	362

(1)	Including share-based payment

B.	Selling and marketing expenses, net

	Year ended December 31,
	2024	2023	2022
Investors relationship	2,477	2,108	-
Salary and related expenses	1,580	1,639	1,062
Miscellaneous	739	339	529
Less government grants (1)	-	(299)	-
Total	4,796	3,787	1,591

(1)	See Note 11B above.

C.	General and administrative expenses

	Year ended December 31,
	2024	2023	2022
Salaries and related expenses (1)(2)	3,440	2,632	2,292
Consulting and professional services	4,094	3,343	2,109
Directors fees	343	330	424
Office expenses	63	51	81
Insurance	693	1,141	908
Miscellaneous	1,040	830	678
Total	9,673	8,327	6,492
(1) Including share-based payment	453	624	795
(2) Including salary of related party (See Note 18B below)	2,260	1,926	1,984

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 16 - Financing income (expenses), net

A.	Components of the financing expenses

	Year ended December 31,
	2024	2023	2022
Adjustment to liability in respect of government grants (1)	-	(74)	(86)
Issuance costs allocated to warrant liability (2)	-	-	(723)
Interest in respect of leasing liability (3)	(95)	(22)	(43)
Interest and discount expenses in respect of promissory notes (4)	(1,328)	(592)	-
Revaluation expenses incurred from partial exercise of Commitment Amount under equity line (4)	(1,318)	(531)	-
Exchange rate differentials, bank commissions and miscellaneous	(44)	-	-
Total	(2,785)	(1,219)	(852)

B.	Components of the financing income

	Year ended December 31,
	2024	2023	2022
Revaluation income of derivative warrant liability (2)	274	877	2,954
Income from exchange rate differences	197	458	2,060
Interest in respect of bank deposits	404	272	85
Adjustment to liability in respect of government grants (1)	224	-	-
Total	1,099	1,607	5,099

(1)	See Note 11 above.

(2)	See Note 13C1 above.

(3)	See Note 9 above.

(4)	See Note 13C3 above.

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

B.	Losses and deductions for tax purposes - carried forward to future years

As of December 31, 2024, the carryforward net operating losses of the Company amounted to NIS 142 million. The Company did not record deferred taxes in respect of the loss carryforward since their utilization is not expected in the foreseeable future.

C.	Final tax assessment

The Company has no final tax assessments since Inception Date. Notwithstanding, pursuant and subject to the provisions of article 145 of the Income Tax Ordinance, the reports filed with the tax authorities for the years up to and including 2019 are considered as final.

D.	The following tabular represents reconciliation between the amount of the “theoretical” tax that would have applied and the amount of the tax on ordinary operating income, as recorded in the statements of comprehensive loss:

	Year ended December 31,
	2024	2023	2022

Pre-tax loss as reported in the statements of comprehensive loss	34,938	33,835	24,962
Corporate tax rate	23%	23%	23%

Theoretical tax savings	8,036	7,782	5,741
Non-deductible expenses	(138)	(225)	(266)
Differences in measurement base	(325)	10	493
Losses and timing differences in respect of which no deferred taxes were recorded	(7,573)	(7,567)	(5,968)
Tax expenses in respect of the reported year	-	-	-

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 18 - Related parties

A.	Balances with related parties

	As of December 31,
	2024	2023

Trade payables	152	140
Other current liabilities - salaries and related expenses related parties (1)	125	-

(1)	See also Notes 10 and 12A above.

B.	Transactions with related parties

	Year ended December 31,
	2024	2023	2022

General and administrative expenses - salaries and related expenses (including share-based payment) to related parties (1)	2,260	1,926	1,984

(1)	See also Notes 12A and 15C above.

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

A.	Exposure to changes in foreign currency exchange rates

The Company had certain assets and liabilities denominated in U.S. dollars whereby the financial statements are measured and presented in New Israeli Shekels. In such view, the Company had an exposure to changes in the exchange rate of the dollar, which were reflected as part of the financing expenses. As of December 31, 2024, the Company has significant balance of financial assets and financial liabilities amounted to NIS 12,468 and NIS 6,336, respectively, that are denominated in foreign currency which is different from Israeli Shekels.

The Company does not use financial instruments, including derivative instruments in order to reduce exposure to these risks.

B.	Credit risks

1.	As of December 31, 2024, the balances of cash, cash equivalents, and restricted deposits were deposited in one banking institution in Israel. The Company’s management regularly assesses the financial strength of the financial institutions the Company works with. Accordingly, Company’s management believes that the credit risk in respect thereof is not significant.

2.	The management regularly examines the quality of the customers, including an analysis of each new potential customer and accordingly determines the scope of the engagement with them. As of the reported periods, the balance of customers whose carrying amount was impaired by the management, and for whom the provision for credit losses was recognized, is based mainly on specific customers who did not meet the payment terms. The main factors taken into account in determining the provision for impairment of such customers are the Company’s familiarity with the customers and the history of activity with them, the depth of arrears, the financial condition of the customers as known to the Company and the quality of the collateral granted, if any. As of December 31, 2024, there are no significant amounts past due.

3.	The following is a breakdown of the financial assets in respect of which the Company is exposed to credit risks:

	As of December 31,
	2024	2023
Cash and cash equivalents	13,298	17,112
Restricted deposits	216	211
Other current assets	225	855
Trade receivables, net	2,425	2,105
Total	16,164	20,283

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 19 - Financial instruments and risk management (Cont.)

A.	Financial risk management (Cont.)

2.	Financial risk factors (Cont.)

C.	Exposure to changes in interest rates

As of December 31, 2024, the Company has outstanding promissory notes in an amount of 6,336 NIS which accrued an interest in a fixed rate and thus the Company has no material exposure to changes in interest rates. However, as described in Note 13C above, such liability is expected to be settled generally through issuance of ADS.

D.	Price risks of Company’s ordinary share

As of December 31, 2024, the Company is exposed to risks arising from (i) changes in the price of the Warrant of the Company measured at fair value through profit or loss as resulted from issuance of warrants to investors through the U.S. IPO (see Note 13C1 above) or (ii) changes in the price of the ordinary shares of the Company, upon Yorkville right to require settlement of the remaining this settlement promissory note under the second SAPA with Company shares as the exercise will be determined based on VWAP mechanism over a limited period of during the five consecutive trade days before the settlement notice (ser Note 13C5 above). The fair value of such derivative financial liabilities subject the Company to recognize losses in case there will be change in the price of the Company’s ordinary share. However, the settlement of these liabilities will be through exercise of the Company’s ordinary shares.

E.	Liquidity risks

As of December 31, 2024, the Company’s working capital amounted to NIS 9,757.

The Company’s policy is to manage its liquidity by assessing current forecasts for purposes of managing its cash for operating purposes during the normal course of business. Depending on its current needs, the Company conducts, from time to time, additional rounds of fundraising.

As of December 31, 2024, the balance of the Company’s financial liabilities which is expected to be repaid in cash during the 12-month period following the balance sheet date, amounted to NIS 6,336. In addition, as of the same date, the Company has (i) liability in respect of grants received which will be repaid through payment of royalties of between 3% of the revenues deriving to the Company in the future from the know-how and technology developed as part of projects in respect of which such funding was received, (ii) leasing liability related to its premises, net, which will be repaid based on payments schedule as determined with the landlord and (iii) promissory notes, net received which will be repaid based on payments schedule as determined with the Yorkville. In addition the Company has an obligation to pay contingent future royalties which will required to be paid from revenues that will be derived from sales of products that incorporate IP acquired from Micronet (see Note 12B). Such obligation does not represent financial liability.

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

C.	A summary of financial instruments broken down by group:

	As of December 31,
	2024	2023

Financial assets measured at depreciated cost
Cash and cash equivalents	13,298	17,112
Trade receivables, net	2,425	2,105
Other current assets	225	855
Restricted deposits	216	211
	16,164	20,283

Financial liabilities measured at depreciated cost
Leasing liability (including current maturity)	1,075	1,332
Trade payables	1,826	4,303
Other current liabilities	2,991	2,042
Liability in respect of government grants (including current maturity)	960	1,328
Promissory notes, net	3,601	7,139
	10,453	16,144

Financial liabilities measured at fair value
Promissory notes, net	2,735	-
Derivative warrants liability (See D below)	-	274

D.	Disclosure regarding financial instruments periodically measured at fair value

For information regarding to warrants granted through the U.S IPO, see Note 13C1 above.

E.	Company capital risk management policy

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

B.	Revenues by geographic region are as follows:

	Year ended December 31,
	2024	2023	2022

Israel	1,194	2,519	1,193
Europe	489	201	-
Total	1,683	2,720	1,193

Revenues were attributed to countries based on customer location.

C.	Major external customers from total revenues

During the years ended December 31, 2024, 2023 and 2022, the Company had several customers which accounted for 44%, 38% and 37% of the Company’s total revenues, respectively.

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

As noted in Note 13C5 above, during the period commencing on January 1, 2024 through the issuance date of these financial statements, the Company sold 130,620,000 ordinary shares to Yorkville out of the Commitment Amount under the NEW SEPA for a total purchase price of $812 thousand.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 21 - Subsequent events (Cont.)

B.	Shelf take down

On January 30, 2025, the Company entered into securities purchase agreements with certain institutional investors of selling through a registered direct offering an aggregate of 195,428,970 ordinary shares (represented by 162,899 ADSs) together with unregistered warrants to purchase ADSs up to an aggregate of 390,857,940 ordinary shares (exercisable up to 325,797 ADSs, with an exercise price of $10.66 per ADS) for gross amount of $1,520 thousand (approximately NIS 5,448 thousand). In addition the Company issued to the Placement Agent, warrants to purchase up to an aggregate of 13,680,000 ordinary shares (exercisable up to 11,403 ADS’s, with an exercise price of $11.67 per ADS).

C.	Increasing the Company authorized shares

On February 17, 2025, the general meeting of shareholders of the Company approved to increase the authorized shares of the Company to 10,000,000,000 ordinary shares.

D.	ADS ratio change

On February 21, 2025, the Company effected a change in the ADS ratio from one (1) ADS representing ninety (90) Ordinary Shares, to one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares. This change in the ADS has the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every thirteen and one third (13.33) old ADSs held by the Company’s holders.

E.	Yorkville Waiver/Extension

On March 19, 2025, Yorkville agreed to modify the November 11, 2024 Note to postpone the remaining nine monthly payment thereunder by 30 days from the original payment schedule such that the maturity date is extended to December 11, 2025. Additionally, on the same date Yorkville agreed to waive through April 21, 2025, any amortization event under the SEPA as a result of a Floor Price Event requiring the early repayment of approximately $132 thousand outstanding under the pre advances made by Yorkville under the SEPA.