Form 20-F
period 2025-12-31
SaverOne 2014 Ltd.
filed 2026-03-27
CIK 1894693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ori Gilboa

Chief Executive Officer

+972-39094177

OriG@saver.one

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
American Depositary Shares, each representing 43,200 ordinary shares, par value NIS 0.01 per share	SVRE	Nasdaq Capital Market
Ordinary shares, par value NIS 0.01 per share	—	Nasdaq Capital Market*
Warrants to purchase ordinary shares, par value NIS 0.01 per share	SVREW	Nasdaq Capital Market

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission. The American Depositary Shares are registered under the Securities Act of 1933, as amended, pursuant to a separate registration statement on Form F-6 (File No. 333- 263785).

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 29,961,257,022 ordinary shares.

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

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel and the terms “dollar” “$,” “US$” and “U.S. dollars” refer to U.S. dollars, the lawful currency of the United States. We prepare our financial statements in NIS. This Annual Report contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.190 to $1.00, based on the representative exchange rate reported by the Bank of Israel on December 31, 2025. The dollar amounts presented in this Annual Report should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Reverse Stock Splits

On February 25, 2026, the Company effected the change in the ADS ratio from one (1) ADS representing ten thousand eight hundred (10,800) Ordinary Shares, to one (1) ADS representing forty three thousand two hundred (43,200) Ordinary Shares. This change in the ADS has the effect or a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every four (4) old ADSs (the “February 2026 Reverse Stock Split”) held by the Company’s holders.

Prior thereto, during 2025, the Company effected a change in the ADS ratio on four different occasions. On December 10, 2025, the Company effected the change in the ADS ratio from one (1) ADS representing three thousand six hundred (3,600) Ordinary Shares, to one (1) ADS representing ten thousand eight hundred (10,800) Ordinary Shares. This change in the ADS has the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every three (3) old ADSs (the “December 2025 Reverse Stock Split”) held by the Company’s holders. On June 11, 2025, the Company effected the change in the ratio of each ADS to Ordinary Shares from one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares, to one (1) ADS representing three thousand six hundred (3,600) Ordinary Shares. This change in the ADS ratio had the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every three (3) old ADSs held by the Company’s holders (the “June 2025 Reverse Stock Split”). Prior to the June 2025 Reverse Stock Split, on February 21, 2025, the Company effected a change in the ADS ratio from one (1) ADS representing ninety (90) Ordinary Shares, to one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares. This change in the ADS ratio had the effect of a reverse stock split on the existing ADSs on the basis of one (1) new ADS for every thirteen and one third (13.33) old ADSs then outstanding (the “February 2025 Reverse Stock Split”).

Additionally, on October 28, 2024 the Company effected a change in the ADS ratio from one (1) ADS representing five (5) Ordinary Shares, to one (1) ADS representing ninety (90) Ordinary Shares, which had the effect of a reverse stock split on the basis of one (1) ADS for every eighteen (18) old ADSs held by the Company’s holders (the “October 2024 Reverse Stock Split” and collectively with the December 2025 Reverse Stock Split, the June 2025 Reverse Stock Split, the February 2025 Reverse Stock Split and the October 2024 Reverse Stock Split, the “Reverse Stock Splits”). Our Ordinary Shares were unaffected by the new exchange ratio for ADSs.

Unless noted otherwise, all ADSs and the price per ADS numbers for all periods presented in this report have been retroactively adjusted for the Reverse Stock Splits.

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

v

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

●	Our independent auditors have expressed their concern as to our ability to continue our business operations as a going concern.

●	We may not be able to continue complying with the continued Nasdaq listing requirements which could result in delisting of the ADSs from Nasdaq.

●	We will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Risks Related to Our Business and Industry

●	We are currently in the early commercialization stage and we depend entirely on the success of our current SaverOne systems that we have started to commercialize and that we may further develop.

●	Defects in our SaverOne systems could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

●	We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

●	We may not be able to successfully manage our planned growth and expansion.

●	Our operating results and financial condition may fluctuate.

●	The markets in which we participate are competitive. Even if we are successful in completing the development of our products in development, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

●	If our relationships with suppliers for our products and services were to be terminated or our manufacturing arrangements were to be disrupted, our business could be interrupted.

●	Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

●	Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

●	Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We are subject to cybersecurity risks to our various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business, or may cause harm to our business that may or may not be reparable.

●	Our SaverOne system operates as a deterrent to mobile phone distracted driving, but cannot actually prevent mobile phone distracted driving.

●	Some of our products will be subject to automotive regulations due to the global quality requirements, which could prevent us from marketing our products to vehicle manufacturers.

●	New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

●	Our products are cost-sensitive and subject to customers’ aggressive target costs. Our products are subsystems of modules as part of full semi-autonomous or autonomous systems with low cost product expectations and we may therefore be forced to lower or costs or have lower margins.

●	Our SaverOne solution may prevent drivers from contacting emergency services when the car is in motion.

●	Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

●	Any resurgence of the COVID-19 or other pandemic could adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights or proprietary rights for our products, we may not be able to compete effectively in our markets.

●	If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our SaverOne systems. Such litigation or licenses could be costly or not available on commercially reasonable terms.

●	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

●	Our use of open source software could negatively affect our ability to sell our platform and subject us to possible litigation.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

●	We may be subject to claims challenging the inventorship of our intellectual property.

●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to the Ownership of our ADSs or Our Ordinary Shares

●	Raising additional capital and issuance of additional ADS representing our ordinary shares would cause dilution to our existing shareholders and may affect the rights of existing shareholders.

●	In the event that our ADSs are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in the ADSs because they may be considered penny stocks and thus be subject to the penny stock rules.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our ADSs or ordinary shares price and trading volume could decline.

●	Sales of a substantial number of ADSs representing our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	Holders of ADSs are not shareholders of ordinary shares and must act through the depositary to exercise their rights.

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

●	As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●	Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	We may have been a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2024 and may be a PFIC in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or our ordinary shares if we are or were to become a PFIC.

●	If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

●	We may be subject to securities litigation, which is expensive and could divert management attention.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Risks Related to Israeli Law and Our Incorporation, Location and Operations in Israel

●	We are exposed to fluctuations in currency exchange rates.

●	Provisions of Israeli law and our amended and restated articles of association, as amended (the “Articles of Association”) may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

●	It may be difficult to enforce a judgment of a United States court against us and our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors.

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

●	Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

●	Certain of our research and development activities and programs were supported by Israeli Governmental grants, some of which were sold or are in the process of selling. The terms of such grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Risks Related to Regional Armed Conflict in Israel and the Middle East

●

Since October 7, 2023, Israel has been engaged in an ongoing armed conflict involving Hamas, Hezbollah and other regional actors. This conflict has, at times, adversely affected economic and business activity in Israel, including disruptions to operations, limitations on movement, and other restrictions imposed by governmental authorities.

While ceasefires have been reached intermittently, hostilities have continued and the situation remains volatile. In addition, regional escalations, including those involving Iran and other parties, have resulted in periodic states of emergency and further economic disruption.

Subsequent to the reporting date, on February 28, 2026, Israel, together with the United States, conducted a military operation in Iran. Following this operation, Iran launched missile attacks toward Israel, and Hezbollah initiated attacks from Lebanon. As a result, a state of emergency was declared in Israel, and restrictions were imposed on civilian activities, including limitations on gatherings and temporary closures of certain workplaces. These restrictions have been extended and remain in effect as of the date of this report.

Although, to date, the Company has not experienced a material adverse effect on its ability to access financing, the conflict, including the recent escalation described above, may adversely affect its ability to achieve its business objectives in a timely manner.

Given the uncertainty regarding the duration and scope of the conflict and its broader economic impact, including the recent developments described above, the Company cannot predict the extent to which these developments may affect its financial condition, results of operations, or business prospects.

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

We are currently in the early commercialization stage and have not yet generated significant revenues from our sales and operations. We have experienced net losses in every period since our inception. We incurred net losses of NIS 29.444 million (approximately $9.23 million), (NIS 34.9 million (approximately $10.9 million), NIS 33.8 million (approximately $10.6 million) for the years ended December 31, 2025, 2024 and 2023,   respectively. As of December 31, 2025, we had an accumulated deficit of NIS 199.99 million (approximately $62.7 million).

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

Our audited consolidated financial statements for the year ended December 31, 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. The financial statements for 2025 do not include any adjustments that might result from the outcome of this uncertainty. The Company’s existing operational cash flow may not be sufficient to fund presently anticipated operations for the 12-month period subsequent to the reporting date, and the Company expects that it will need to raise additional funds through alternative sources of financing before it becomes profitable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. There is no assurance that we will be able to obtain additional funding when it is needed, or that such funding, if available, will be obtainable on terms acceptable to us. In addition, should we incur significant presently unforeseen expenses or delays, we may not be able to accomplish our goals. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern.

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

On February 21, 2025, we implemented an additional change in the ratio of each ordinary shares to each ADS from 90 ordinary shares to each ADS to 1,200 ordinary shares (the “February 2025 Reverse Stock Split”). On March 14, 2025, the Nasdaq Staff notified the Company that it has regained compliance with the Minimum Bid Price Requirement and that the hearing has accordingly been cancelled.

Nonetheless, no guarantee can be provided that we will be able to continue compliance with the Minimum Bid Price Requirement or other Nasdaq Listing Rules. Pursuant to amended Listing Rule 5810(c)(3)(A)(iv), a company is not eligible for any compliance periods if it effected one or more reverse stocks in the cumulative 1-for-250 reverse stock splits ratio within a 2-year period. Accordingly, if the bid price of our ADS falls below $1 for another consecutive 30-day trading period, prior to October 2026, our ADS will be subject to immediate delisting from Nasdaq. In addition, we may in the future fail to meet other continued Nasdaq listing requirements, and if we are not eligible to receive any compliance period from Nasdaq, our ADS will be immediately delisted to over-the-counter market. If this were to occur, it would have a material adverse effect on our business. Our shareholders could face significant material adverse consequences, including limited availability of market quotations for ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for ADSs will develop or be sustained. As a result of these factors, if our ADSs are delisted from Nasdaq, the price of our ADSs is most likely to decline. The delisting of our ADSs from Nasdaq could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. If our ADSs are delisted from Nasdaq, we would remain a publicly traded company on the TASE and revert to being subject to full Israeli securities laws and disclosure requirements. Accordingly, we will need to comply with U.S. and Israeli disclosure requirements, and we expect that these additional reporting requirements would increase our legal and financial compliance costs and require significant management time.

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

We are highly dependent on the services of both Ori Gilboa, our Chief Executive Officer, Yossi Cohen, our Chief Operating Officer and Meital Nevo, our Chief Financial Officer. The loss of their services without proper replacement may adversely impact the achievement of our objectives. Messrs. Gilboa, Cohen and Ms. Nevo may leave our employment at any time subject to contractual notice periods, as applicable. Also, our performance is largely dependent on the talents and efforts of highly skilled individuals, particularly our software engineers and computer vision professionals. Recruiting and retaining qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

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

We have a growing portfolio of nine issued U.S. patents and two pending U.S. applications, three granted European patents two of which were validated in United Kingdom, Germany, France, Italy, Spain, and Sweden, two granted Chinese patents, one granted Israeli patent, , and two pending applications with the European Patent Office, four pending applications with the Israeli Patent Office. In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. Further to the evidence submitted by the opponent, we submitted our evidence during 2025. While awaiting a date for a hearing to be scheduled for 2026, the proceedings are still ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

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

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. Further to the evidence submitted by the opponent we submitted our evidence during 2025. While awaiting a date for a hearing for 2026the proceedings are still ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

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

On October 30, 2025, we entered into the standby equity purchase agreement (the “SEPA III”), with Yorkville, pursuant to which Yorkville has committed to purchase up to $50.0 million of our ADSs at our direction from time to time during 3-year period until October 30, 2028, subject to the restrictions and satisfaction of the conditions in the 2025 SEPA. Yorkville advanced to the Company the principal amount of principal amount of $1,500,000 (the “Pre-Paid Advance”), which is evidenced by a promissory note (the “Promissory Note”). The Promissory Note (i) bears an interest at a rate of 8.0%, (ii) was issued with a 3% issue discount, (iii) has a maturity date of October 30, 2026, and (iv) is required to be repaid in cash in 10 equal monthly installments beginning 90 days from the issuance date; however, the Company may elect to satisfy all or a portion of each installment through the issuance of ADSs pursuant to Advance Notices under the 2025 SEPA (the “SEPA III”). Yorkville may declare the full unpaid principal amount of the Promissory Note, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment events. Upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Promissory Note at a rate of 18% per annum. During the period from the commencement of SEPA III through December 31, 2025, the Company sold 486,000,000 ordinary shares to Yorkville as a partial repayment of the promissory notes in the amount of for a total of $61 (approximately NIS 195). Thus, as of December 31, 2025 the remaining balance of the 2025 notes is approx. $1,408 thousand related to SEPA III (approximately NIS 4,484).

As of the date of this report, we have sold and issued an aggregate of 27,151,924,800 ordinary shares represented by 628,517_ADSs )after giving retroactive effect to the new ratio of 43,200 ordinary shares for each ADS) to YA as Advance Shares for aggregate gross proceeds of approximately $_10.6 million. The purchase price for the ADSs that we may sell to YA will fluctuate based on the price of our ADSs. Depending on market liquidity at the time, sales of such ADSs may cause the trading price of our ADSs to fall. After YA has acquired the ADSs, YA may resell all, some, or none of those shares at any time or from time to time in its discretion. Therefore, our sales to YA could result in substantial dilution to the interests of other holders of our ordinary shares and ADSs. Additionally, the sale of a substantial number of shares of our ADSs to YA, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales.

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

We may have been a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in 2025 and may be a PFIC in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or our ordinary shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC for our 2025 taxable year and we may be a PFIC for 2026 and in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or our ordinary shares. Accordingly, there can be no assurance that we will not be a PFIC in subsequent years. If we were a PFIC in 2025 or are a PFIC in any subsequent taxable year during which a U.S. taxpayer holds our ADSs or our ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or our ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our ADSs or ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. A U.S. taxpayer that has held our ADSs or our ordinary shares during a period when we were a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and such U.S. taxpayer makes a “deemed sale” election with respect to our ADSs or our ordinary shares. If we are a PFIC in any year, U.S. taxpayers may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. We do not intend to notify U.S. taxpayers that hold our ADSs or our ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election or a mark-to-market election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we are a PFIC. U.S. taxpayers that hold our ADSs or our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or our ordinary shares in the event that we are a PFIC. See “Item 10.E. Taxation—Certain Material United States Federal Income Tax Considerations—Passive foreign investment company considerations” for additional information.

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

Our research and development efforts relating to our products have been financed in part through royalty-bearing grants in an aggregate amount of approximately NIS 1.7 million (approximately $0.5 million) received from the Israel Innovation Authority, or the IIA, as of December 31, 2025. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual London Interbank Offered Rate applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

We have identified control deficiencies in our financial reporting process that constitute material weaknesses for the years ended December 31, 2025, 2024 and 2023, which were primarily due to the fact that we were a private company prior to June 2, 2022). In 2025, the material weakness was related to the segregation of duties and consequent lack of sufficient internal controls. For additional information see “Item 15 – Controls And Procedures”.

Although we have taken certain measures to address the identified material weakness such as appointing in 2025 a SOX consultant to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls, implementing internal policies and procedures related to internal control over financial reporting, we will need to retain additional qualified personal in order to fully address our material weakness. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that it has been fully remediated.

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

As of the fourth quarter of 2025, there were an estimated 299 million cars and trucks on the road in the United States and approximately 439 million cars and trucks on the road in Europe. In addition, it is estimated that approximately 92 million new cars were sold worldwide in 2025.

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

Funding Transaction

On October 30, 2025 we entered into a Standby Equity Purchase Agreement (the “SEPA III”) with YA. Pursuant to the 2025 SEPA, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to YA, and YA has the obligation to subscribe for our ADSs for an aggregate subscription amount of up to $50 million (the “Commitment Amount”), at any time from Effective Date until October 30, 2028, unless earlier terminated pursuant to the SEPA (the “Commitment Period”), by delivering written notice to YA (each, an “Advance Notice”).

Under the SEPA, YA advanced to the Company the principal amount of $1,500,000 (the “Pre-Paid Advance”), which is evidenced by a promissory note (the “Promissory Note”). The Promissory Note (i) bears an interest at a rate of 8.0%, (ii) was issued with a 3% issue discount, (iii) has a maturity date of October 30, 2026, and (iv) is required to be repaid in cash in 10 equal monthly installments beginning 90 days from the issuance date. Yorkville may declare the full unpaid principal amount of the Promissory Note, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment events. Upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Promissory Note at a rate of 18% per annum.

The SEPA does not require Yorkville to subscribe for or acquire any ADSs or Ordinary Shares under the SEPA if those Ordinary Shares, when aggregated with all other ADSs or Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 9.99% of the then outstanding ADSs or Ordinary Shares.

The Company undertook to pay to Yorkville a structuring fee in the amount of $25,000, and a commitment fee in an amount equal to 1.00% of the Commitment Amount (the “Commitment Fee”), of which (i) one-fifth (20%) of the Commitment Fee is due within 5 days of the Effective Date and (ii) within 5 days of the date upon which the Company has received aggregate Advances hereunder equal to or exceeding $10,000,000, an additional one-fifth (20%) of the Commitment Fee, and thereafter an additional one-fifth (20%) of the Commitment Fee following receipt by the Company of aggregate Advances equal to or exceeding $10,000,000, in each case by the issuance to Yorkville on the date such portion of the Commitment Fee is due of such number of ADSs that is equal to the portion of the Commitment Fee due divided by the average of the daily VWAPs of the ADSs during the 3 Trading Days immediately prior to the date such portion of the Commitment Fee is due (collectively, the “Commitment Shares”).

Exchange Agreement with VisionWave

On January 26, 2026 we entered into an Exchange Agreement (the “Exchange Agreement”) with VisionWave Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (“VisionWave”), to develop an RF-based defense and security technology platform. Pursuant to the Exchange Agreement, subject to the terms and conditions set forth therein, there is contemplated a three-stage equity exchange and strategic collaboration between the two companies where, subject to the satisfaction of specified milestones and the obtaining of required corporate and regulatory approvals, VisionWave may acquire approximately 51% of the issued and outstanding capital of SaverOne for aggregate consideration of $7,000,000 in equity of VisionWave, comprised of shares of common stock of VisionWave (the “VisionWave Common Stock”). Undre the Exchange Agreement, SaverOne will serve as VisionWave’s operating arm for RF-focused defense and military technology initiatives. The parties intend to work closely together to integrate SaverOne’s RF technologies to support the development and commercialization of advanced RF-based solutions for defense and security applications. The transaction is subject to the approval of SaverOnes shareholders and an extraordinary meeting of our shareholders has been scheduled for March 4, 2026 to consider the transaction. On March 5, 2026, the Company completed the initial closing (“Stage 1 Closing”) under the Exchange Agreement with VisionWave Holdings, Inc. pursuant to which th VisionWave issued to the Company 365,610 restricted shares of VisionWave common stock, having an aggregate value of approximately $2.74 million, calculated based on the five-day VWAP of $7.5031 per share. In exchange, the Company committed to issue to VisionWave 148,584 restricted ADSs, representing 6,418,828,800 ordinary shares, which correspond to 19.99% of the Company’s issued and outstanding share capital as of the effective date of the Exchange Agreement (calculated on a fully diluted basis, excluding dilution from future issuances unrelated to the transaction)See below under “ Exchange Transaction with VisionWave”.

Market Opportunity

DDPS System

Motor vehicles are omnipresent throughout the world. As of 2025, there were approximately 299 million motor vehicles in the United States according to the Hedges & Company and FHWA trends. In Europe, there are over 342 million motor vehicles in use according to the European Automobile Manufacturers’ Association, or ACEA. In New Zealand and Australia, there are a combined over 26 million vehicles on the road according to statistics from their governments’ departments of transportation. To add to this large number, according to the ACEA, there are over 80 million new motor vehicles registered each year. The prevalence of motor vehicles globally presents the risk of countless drivers who drive while being distracted.

Traffic accidents and their resulting injuries remain a major unresolved problem worldwide, where driving distractions are a major contributing factor. As a result, many states in the United States have enacted laws to help prevent distracted driving. These include banning texting while driving, implementing hands-free laws (laws prohibiting the use of cellphone while driving), and limiting the number of young passengers who can ride with teen drivers, due to the fact that teen drivers with two or more young passengers in the car can more than triple the risk of a fatal crash. As of 2025, all but one state (Montana) have banned texting while driving, according to the Insurance Institute for Highway Safety. In addition to state laws, Federal laws have also been implemented in the United States prohibiting texting while driving for federal employees.

The NHTSA has issued voluntary guidelines to promote safety by discouraging the introduction of both original, in-vehicle and portable/aftermarket electronic devices in vehicles. Similarly, under the European Union’s (EU) “General Safety Regulation” (GSR2), it is now required as of July 2024 that every new vehicle, truck, or bus registered on the road meet European Standards requiring the installation of Driver Drowsiness and Attention Warning (DDAW) systems. By July 2026, the requirement expands to include Advanced Driver Distraction Warning (ADDW) systems, which use internal sensors to specifically warn the driver from certain distractions (a phone call, for example). By this 2026 deadline, only vehicles meeting these mandatory automotive safety technology requirements will be allowed to register for the first time. We believe that these types of initiatives by the NHTSA and other agencies will advance further awareness for the need for products like the SaverOne system.

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

The National Safety Council reported that cell phone use while driving leads to 1.6 million crashes each year in the United States. The NHTSA reported that there were over 6.13 million police-reported motor vehicle traffic crashes in the United States in 2023, meaning that cell phone usage while driving can account for around 26% of all motor vehicle crashes in the united states. In addition, the study found that the risk of accidents by frequently distracted drivers, is 3.4 times higher than that of a driver who is not distracted at all.

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

Strategy

Our objective is to develop and commercialize technologies and applications designed to save lives by preventing car accidents, by detecting, analyzing and locating cellular phone RF Signals. We are targeting two business segments in development of the technology necessary to create a life-saving system that prevents certain uses of cell phones while driving a motor vehicle. The first is the DDPS which targets two product lines: an aftermarket product that is in a commercial phase, and an OEM product which is in development. The second business segment is the ADAS segment for which we offer a sensor that is dealing with the detection of VRUs by providing a warning to the vehicle regarding potential collision. We plan to market our products worldwide, targeting vehicle manufacturers and Tier-1 companies (that integrate solutions and products into the vehicle manufacturing process) with our OEM integrated solutions, and the commercial fleets (trucks and other vehicles) and public transportation companies with our aftermarket solutions. In addition, we are exploring other business sectors and applications for this ADAS segment.

In order to expand the commercialization of our technologies and solutions, we intend to:

●	Increase the marketing and sales efforts of our SaverOne Generation 2.0 solution, which is aftermarket solution that is deployed for private vehicles, commercial trucks and buses.

●	Complete the development of our OEM solution. The aim of our OEM solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience.

●	Advance our commercialization efforts and infrastructure. We are advancing our commercialization efforts and infrastructure, including increasing our sales presence globally. As we have completed the development of our Generation 2.0 and advance our OEM solution, we intend to enlarge the production process, and to turn to potential customers, directly and/or through third-party distributors.

●	Complete the development of our ADAS VRU solution. The aim of our VRU solution is that it will be directly integrated into the vehicle manufacturing process for seamless integration in the driving experience, assisting with preventing collisions between vehicles and pedestrians or other road users.

●	Form alliances with industry leaders (e.g. vehicle integrators, components manufacturers), OEMs and other automotive technology providers. We plan to expand our collaboration with OEMs, Tier-1 companies and other automotive technology providers in order to integrate the SaverOne solution directly into the vehicle manufacturing process for seamless integration in the driving experience.

●	Monitor and assist governmental regulatory initiatives for enforcing implementation of driver distraction prevention systems in the vehicle. We intend to approach regulators around the globe such as the United Nations Economic Commission for Europe (UN-ECE) and the NHTSA in the US, in order to present the SaverOne solution, which we believe will help advance broad adoption of regulations that will require vehicles to implement our solution.

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our previous efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. We are currently offering our solution for commercial deployments only, with an initial, pre-defined period, for evaluating the solution.

 As of March 19, 2026, we have installed about 4,250 systems in fleets in various countries throughout the world and have commercial orders for about 1,200 systems, in addition to these installations.

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

VRU System

We are also developing a solution for detection of VRUs (Vulnerable Road Users) based on our second-generation technology. SaverOne’s VRU technology significantly enhances the performance of current ADAS sensors (i.e. camera, lidar and radar) through its superior abilities to identify pedestrians and other VRUs in non line of sight (NLOS), adverse weather conditions and low visibility. SaverOne’s solution is designed to detect VRUs ahead of the vehicle, providing the driver enough time to avoid and prevent collisions. It does this by detecting the exact location and direction of movement of the VRU via their RF footprint from their cellphone signals, under all visibility conditions. Since the development of our VRU solution targets the vehicle manufacturers (a.k.a. the OEM market) and is still at an early stage, it is too early to estimate the cost of development.

During 2024, we retained the services of a top-tier global consultancy firm to analyze the market for the VRU (Vulnerable Road Users) detection solution and assess the potential of this solution, its value proposition and market potential within the automotive industry. The results of the analysis projected a growing market for the global automotive RF-sensor market for VRU detection, potentially reaching $1.5 billion annually by 2035. The results also indicated the relative advantage of SaverOne’s solution (detecting VRUs through RF-ADAS-Sensor) over other ADAS safety solutions, as our solution can detect VRUs such as pedestrians and cyclists in non-line of sight, a problem that no existing sensor (e.g. camera, radar or LIDAR), can currently solve. Based on these results we have determined that we will establish a new subsidiary company dedicated to advancing the development, commercialization and broad adoption of our VRU detection solution which leverages the RF ADAS (Advanced Driver Assistance System) sensor technology. We have started working with OEMs and Tier-1 suppliers to promote our ADAS solution, which as of the date of this prospectus is in the development stage.

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

We believe that the following companies are offering competing products to the proposed VRU SaverOne solution:

●	Innoviz provides a solid-state lidar sensor that detects VRUs and provides alerts to the vehicle. While newer “Physical AI” software has improved its performance in adverse weather, t is still fundamentally limited by NLoS. In addition, its ability to detect distracted pedestrians ahead of the vehicle (vs. a non-distracted pedestrian that is focused on the road) is poor.

●	Arbe provides a radar sensor that detects VRUs and provides alerts to the vehicle. The performance of this solution is affected by adverse weather conditions and situations where there is NLoS between the vehicle and the VRU. In addition, its ability to detect distracted pedestrians ahead of the vehicle (vs. a non-distracted pedestrian that is focused on the road) is poor.

●	Brightwayvision provides a camera that detects VRUs and provides alerts to the vehicle. The performance of this solution is affected by adverse weather conditions and situations where there is NLoS between the vehicle and the VRU. In addition, its ability to detect distracted pedestrians ahead of the vehicle (vs. a non-distracted pedestrian that is focused on the road) is poor. In addition, poor lightning conditions (e.g., during nighttime) also affect its performance and ability to accurately detect the VRUs.

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

Sales and Marketing

We are currently engaged in a campaign to promote our SaverOne system in selected jurisdictions around the world. Our previous efforts mainly entail pilot programs and collaborations with what we believe are potential strategic partners and customers. We are currently offering our solution for commercial deployments only, with an initial, pre-defined period, for evaluating the solution.

As of March 19, 2026, we have installed about than 4,250 systems in fleets in various countries throughout the world and have commercial orders for about 1,200 systems, in addition to these installations.

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

We have achieved a number of significant milestones to date, which include:

Commercial Agreements

To date, we have installed about 4,350 SaverOne systems pursuant to various customer orders. In addition, we have commercial orders for about 1,200 systems, in addition to these installations. The commercial orders are priced based on negotiations with individual customers, and then a small discount is added (this discount differs from the 25-40% discount we have offered for our pilot program installations). We have entered into agreements and received commercial orders from the following customers:

Collaboration Agreements and Recent International Expansion

As our business grows, we are expanding our customer base, operations and presence in Europe, North America and Israel.

Our strategy in Europe is to expand our presence through distribution channels and through leveraging our connections with local subsidiaries of global corporations, such as Cemex, where we have installed the DDPS in Israel and expanded our operations to 4 other Europeen countries, and other global corporations. A number of our strategic agreements in Europe include:

●	During 2021, the Italian truck manufacturer Iveco S.p.A, or IVECO, one of the largest truck manufacturers in Europe, requested the company to examine the integration of our SaverOne solution into its trucks. Accordingly, we started collaborating with IVECO towards integrating our technology as an integral part of the safety system in IVECO vehicles worldwide. During the fourth quarter of 2021, we successfully completed a demonstration of our solution at IVECO’s headquarters in Italy and during the fourth quarter of 2022, we entered into a memorandum of understanding with IVECO for integrating its solution within IVECO trucks. We expect to start the integration of SaverOne technology in IVECO’s trucks during 2025. In addition, we have agreed with IVECO to examine the implementation of the SaverOne system on IVECO’s buses in the future. In June 2023, we announced that we and IVECO entered into a side letter related to the memorandum of understand to document the agreed upcoming plans, which includes providing IVECO with an exclusivity period of up to six months during which we agreed not to sell, develop or manufacture our OEM solution for our innovative in-cabin DPPS with any other truck manufacturer.

●	In September 2023, we announced that we launched our first European pilot with Cemex Group in Spain, which covers ten of Cemex’s trucks in two regions. This pilot follows the installation of the SaverOne solution across Cemex Israel’s full fleet of employee vehicles and operational trucks that we announced in July 2023.

●	In November 2023, we announced our first strategic pilot in Italy with Tecne Autostrade, the engineering company of Gruppo Autostrade per l’Italia, which is one of Europe’s leading concessionaries for the construction and management of toll motorways, responsible for 3,000 km of road network in Italy. The pilot will involve the integration of our DPPS into an initial 10 vehicles within Tecne Autostrade’s fleet.

●	Also in November 2023, we announced a second pilot in Italy with Milan-based System Logistics, a designer, manufacturer and provider of automated warehousing, with customers in Europe, America and Asia and a fleet of over 100 vehicles. The pilot will take place on a number of vehicles from the customer’s fleet.

●	In March 2024, we announced entering into an OEM agreement with IVECO, a leading European vehicle manufacturer, the brand of Iveco Group N.V. (EXM: IVG) that designs, manufactures and markets light, medium and heavy commercial vehicles. The agreement seals the collaboration to develop a solution to prevent driver distraction from cellphone use and covers the integration of SaverOne’s safety technology within IVECO’s vehicles through their manufacturing line. Under this Agreement, SaverOne’s solution will be provided to IVECO’s customers under a software-as-a-service model and will be included in IVECO’s services portfolio and will be delivered to customers under IVECO’s commercial responsibility. Technical development and integration will be delivered by SaverOne.

●	In May 2024, we announced that following the agreement we entered in March with IVECO to integrate SaverOne’s in-cabin safety technology within IVECO’s vehicles, we received a purchase order for a vulnerable road user (VRU) proof-of-concept (POC) from IVECO, will present SaverOne’s radio frequency (RF)-based solution that could be integrated in the vehicle Advanced Driver-Assistance System (ADAS) logics to enhance vehicle safety.

●	In September 2024, we announced that Froneri, a UK-headquartered and leading manufacturer of ice cream with global sales. The company is jointly owned by Nestle Worldwide and R&R Ice Cream, extended its agreement with SaverOne and will update and equip SaverOne systems across its entire fleet of employee vehicles and distribution trucks in Israel. Froneri was among the first companies to install the SaverOne System within its fleet to counteract driver distraction, back in 2021.

●	In October 2024, we announced the signing of a new distribution agreement in Spain and Portugal with Sistemas ADAS, a leading distributor in transportation safety solutions, advanced driver assistance systems (ADAS) and telematics. This new distribution agreement marks a further step in SaverOne’s global expansion strategy, following its recent market entry into Italy and Mexico, and distribution agreement covering several US states.

●	In December 2024, we announced the launch of a new pilot project with a globally renowned Italian luxury and sports car manufacturer. The pilot project involves the installation of SaverOne’s distracted driving prevention system in an initial group of employee vehicles, potentially a first step in the installation of SaverOne’s systems across the manufacturer’s broader employee fleet of approximately 200 vehicles. This new pilot marked a milestone for SaverOne, highlighting SaverOne’s further growing momentum in the Italian market. Following strong recent traction in the Italian market, it demonstrates a further successful step in SaverOne’s European expansion strategy and its commitment to enhancing road safety and driving adoption of its cutting-edge technology.

●	In December 2024, we announced an expansion of our deployment within another division of a global food manufacturer’s subsidiary in Israel. This follows the successful implementation of SaverOne Systems in various trucks and vehicles earlier in 2024. This new deployment will be in the fleet of cars used by the employees of the division.

●	In January 2025, we announced a new distribution agreement with uniSmart Vertriebs GmbH (“uniSmart”), a prominent German-based distributor specializing in fleet safety and technology integration. uniSmart, headquartered in Wendendelstein, provides solutions for logistics and transportation companies across Germany and abroad. The company resells, installs, and provides support for advanced fleet management and safety systems, including Webfleet technology, for a variety of fleet sizes and industries. uniSmart’s client base includes major national German transport operators and many medium-sized fleets.

●	In April 2025, we announced a new commercial agreement with Cemex Czech Republic s.r.o. Under the agreement, SaverOne will deploy its Driver Distraction Prevention System (DDPS) across the entire company-owned cement truck fleet in the Czech Republic.This new agreement follows a successful and growing collaboration with Cemex throughout Europe. SaverOne’s solution has already been implemented across several Cemex entities, among them Israel and an additional European county, and will now be deployed in the Czech Republic with additional deployments planned in further European subsidiaries.

●	In June 2025, wee announced new commercial agreement with CEMEX Logistik GmbH , for the installation of SaverOne’s Driver Distraction Prevention Systems in its fleet. Cemex Germany fleet consist of approximately 1,000 trucks. This agreement further strengthens SaverOne’s collaboration with CEMEX globally, one of the world’s largest building materials companies, and follows active deployments in Israel, Spain, and the Czech Republic.

●	In June 2025, we also announced the signing of a preliminary agreement with a leading European-based automotive-technology provider, dedicated to providing sensor solutions to integrate SaverOne’s Vulnerable Road User (VRU) detection solution with its Advanced Driver Assistance Systems (ADAS) sensor fusion platform, introducing a non-line-of-sight VRU detection capability to their ADAS sensor fusion platform. This marks a key milestone for SaverOne’s VRU solution, with its first agreement involving sensor fusion collaboration. The joint initiative will integrate SaverOne’s Radio Frequency (RF) detection technology into the technology provider’s sensor fusion platform, generating a fused and detailed environmental model. The combined system is expected to vastly improve the detection of Vulnerable Road Users (VRUs) such as pedestrians, specifically in Non-Line-of-Sight (NLoS) scenarios. This enhanced situational awareness is intended to enable more accurate and safer decisions by the vehicle’s ADAS systems. The integrated system is expected to be showcased to OEM customers at the ADAS provider’s main European showroom.

●	In August 2025, we announced a new agreement with another division of Cemex in Europe. Under the new agreement, SaverOne will deploy its Driver Distraction Prevention System (DDPS) across Cemex’s fleet in this country. This new engagement builds on the successful rollout of SaverOne’s Safety solution to prevent driver distraction in global markets, and in particular adding another one of Cemex’s global operations to its expanding customer roster

●	In September 2025, we announced an agreement with a global leader in vision solution technologies.

●	The new agreement launches a collaboration on the development of advanced driver-assistance systems (ADAS) solutions based on sensor fusion. The collaboration is focused on providing innovative ADAS functionality to improve safety and driving assistance for commercial vehicles, particularly in scenarios where Vulnerable Road Users (VRUs) are out of the field of vision (non-line-of-sight, NLoS). These are situations that current ADAS sensor technologies in the market cannot adequately address.

●	In February 2026, we announced the completion of the installation of our Driver Distraction Prevention System (DDPS) in Cemex Croatia, the fifth country where Cemex have assimilated SaverOne’s safety system, joining Spain, Germany, the Czech Republic and Israel. This milestone concludes a key phase in SaverOne’s strategy to scale from localized deployments within Cemex Europe toward a broader global rollout. SaverOne and Cemex share a long-term vision to build on the successful implementations to date and advance to a new phase of cooperation focused on expanding installations across additional Cemex regions, as well as other global work-truck fleets. The objective of this next phase is to support the adoption of a consistent and comprehensive safety culture throughout Cemex’s worldwide operations

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

●	On February 18, 2025 we announced that our distributor in the United States, Motor Supply, has successfully completed its first pilot project. with MDM Express, Inc of Charlotte, North Carolina, and following rigorous testing, Motor Supply is moving forward with the installation of the SaverOne system across MDM’s entire fleet of 20 trucks. MDM Express, Inc is a contractor for FedEx. The successful implementation of the SaverOne solution at MDM will provide a key reference customer with potential to generate interest among other FedEx line holders and contractors. This milestone marks an important step in SaverOne’s U.S. market expansion and reinforces the effectiveness of its technology in preventing driver distraction and enhancing fleet safety.

●	In February 2025, we also announced the award by the United States Patent and Trademark Office (USPTO) of a new patent. The patent, bearing the number 12,231,899 and issued on February 18, 2025, is entitled “System and method for managing access to software applications on a mobile communication device via a phone location unit.” This newly issued patent complements SaverOne’s comprehensive in-vehicle safety solution by controlling and limiting the use of phone applications by the driver while driving, and ensures that the driver can access only allowed applications, as per the corporate safety policy, such as phone or navigation, while all others remain inaccessible.

●	On April 16, 2025, we announced the signing of our first distribution agreement in Canada with MRF Geosystems Corporation (MRF) to services the Alberta province. The agreement includes a six-month exclusivity period, during which MRF is expected to achieve sales of at least 1,000 units in Alberta. Additionally, MRF may market SaverOne’s solutions in other Canadian provinces on a non-exclusive basis. SaverOne will provide full onboarding, technical training, marketing support, and 24/7 help desk access.MRF Geosystems is known for providing geospatial technology and data management solutions to a wide range of industries across Canada. With this new agreement, MRF will expand into road safety technology to address the issue of distracted driving.

●	In June 2025, we announced the award by the United States Patent and Trademark Office (USPTO) of a new patent. The patent, numbered 12,326,512, is entitled “System and Method for Classifying a Mode of Operation of a Mobile Communication Device in a Volume Based on Sensor Fusion.” This new patent describes the utilization of sensor fusion to detect and classify mobile device usage inside a vehicle cabin. The technique leverages SaverOne’s Phone Location Unit (PLU) to precisely locate mobile devices using Radio Frequency (RF)-based techniques and integrates the location data with additional data from non-RF sensors, . The sensor fusion combination is processed by SaverOne’s system to classify a mobile device’s current mode (for example, idle, call, texting, streaming) and distinguish whether the phone is being operated by the driver, which has safety ramifications, or a passenger.

●	In July 2025, we announced a new sales and marketing agreement with TOJ Jax LLC, a Florida-based firm with deep experience with trucking and logistics fleets. Under the agreement, TOJ Jax will offer SaverOne’s in-cabin mobile distraction prevention systems to large commercial fleets. TOJ Jax will have exclusivity in the United States with large fleet operators of over 500 vehicles and the agreement includes aggressive annual sales targets. Leveraging decades of industry experience and strong connections with leading fleet operators, TOJ Jax will help drive US sales and market penetration of SaverOne’s system among major US fleets.

●	In September 2025, we announced an agreement with Fandango, a waste collection and recycling company operating a large fleet of heavy trucks to deploy the SaverOne Driver Distraction Prevention Solution across its fleet. This new agreement follows a successful pilot program during which Fandango collected clear data showing meaningful driver behavioral change and a substantial reduction in attempts to use distracting mobile applications while driving. This agreement further expands SaverOne’s footprint into the heavy-truck sector, characterized by long driving hours, high distraction risk, and substantial safety and operational challenges. Deploying SaverOne across all its heavy trucks is expected to contribute to reducing accidents and potential liability claims, improve fleet availability, and lower overall costs

●	In October 2025, we announced that it has signed a new distribution agreement with BSD Tree Inc., a New York City-based company. Under the agreement, BSD Tree Inc. will distribute SaverOne’s innovative driver-distraction safety system across New York, New Jersey, and Pennsylvania. This new distribution agreement expands SaverOne’s addressable market by close to 20 million vehicle

While we are currently focusing our international expansion efforts in Europe and North America, we continue our expansion activities across the public and private vehicle sectors in Israel. In Israel, we have thus far seen the greatest success in our “land and expand” strategy with a number of sales following the successful completion of various pilot projects. In addition to a number of pilot programs that we are operating with public and private transportation companies in Israel, as well as a number of regional councils in Israel for their school bus fleets, below are a few recent strategic agreements that we have entered into as part of our Israeli strategy:

●	In January 2024, we announced that, following a successful trial period, our DDPS will be installed across Strauss’ Group’s entire fleet in Israel. Strauss Group is one of the largest food manufacturers in Israel with a fleet of over 80 food delivery trucks.

●	In February 2024, we announced that we entered into a new contract with Egged Tours, an Israeli public and tour bus company that operates the largest tour bus fleet in Israel, to install our DPPS on a portion of Egged Tours fleet of buses.

●	In March 2024, we announced, in furtherance of our existing collaboration, that we signed a further agreement with GB Tours to install our DDPS on the full fleet of GB Tours’ fleet of public transportation and tour buses. GB Tours is a leading Israel-based public transportation company that operates public transportation lines as well as tour buses with a fleet of about one hundred buses. This order followed the conclusion of a successful pilot of our DDPS on twenty of GB Tours’ buses.

●	In August 2024, we announced that we will install its SaverOne system to prevent cell phone distractions by bus drivers in all the buses of Egged Tour’s central hub, following a successful pilot project. Egged Tours is a subsidiary of Egged Transportation, Israel’s largest public bus fleet with over 3,000 buses nationwide, representing significant broader sales potential for SaverOne.

●	In January 2025, we announced entry into an agreement with a group of companies providing goods and services to the industrial, construction, and real estate sectors. For the deployment across Oz Group’s fleet of 100 vehicles, including both trucks and private cars. The initial phase of deployment will include 30 systems installed in the company’s trucks, with plans for expansion to the entire fleet over time.

●	In February 2025, we announced the announced the award of a new contract with Teva Pharmaceutical Industries Ltd. (Teva), to install the SaverOne System across its entire fleet of 50 pharmaceutical delivery trucks. This follows the successful initial deployment in 14 trucks. Headquartered in Israel, Teva is a multinational pharmaceutical company and one of the world’s largest generic drug manufacturers. Teva operates a global fleet supporting its supply chain across more than 60 countries.

●	In August 2025 we announced a new agreement with Sdot Dan Regional Council in Israel to install the SaverOne system on its fleet of buses which transport students to their schools. Under the terms of the agreement, SaverOne will deploy its driver distraction prevention system on the fleet of vehicles operated by the council, with the goal of preventing driver distraction to better protect school children, and serving as a model for enhancing road safety. Sdot Dan is a strategic customer, whose adoption of the SaverOne system serves as a model to other local authorities and supports SaverOne’s long-term goal of widespread adoption into broad urban markets

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

We have a growing portfolio consisting of five distinct patent families spanning between them 11 patent applications pending in: the United States, the European Patent Office, Israel, and China. In Addition, we have fifteen patents already registered in the United States, Europe, Israel, and in China.

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. These are: Israeli patent application No. 249154 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING”; and Israeli patent application No. 276389 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING” which is a divisional patent application of the above application, and Israeli patent application No. 280305 titled “SYSTEM AND METHODS TO FACILITATE SAFE DRIVING” which is a divisional patent application of the above application. Further to the evidence submitted by the opponent, we submitted our evidence during 2025, and as we await a date for a hearing to be scheduled for 2026, the proceedings are still ongoing.. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural.

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

Asset no.	Country	Application date	Application No.	Title (with embodiment where applicable)	Registration No.	File status	Expiration date
1	USA	22-06-2015	15/314,295	System and methods to facilitate safe driving (Estimated location is by machine learning)	10075581	Registered	22-06-2035
2	USA	02-08-2018	16/053,318	System and methods to facilitate safe driving (Multiple sensors; channel fingerprinting)	10412212	Registered	22-06-2035
3	USA	25-07-2019	16/522,178	System and methods to facilitate safe driving (Idle mode - parking)	10686929	Registered	22-06-2035
4	USA	05-05-2020	16/867,276	System and methods to facilitate safe driving (Idle mode - general)	11889015	Registered	22-06-2035
5	Israel	22-06-2015	249154	System and methods to facilitate safe driving (Estimated location is by machine learning)	N/A	Opposed	N/A
6	Israel	22-06-2015	276389	System and methods to facilitate safe driving (Partial blocking of functionality)	N/A	Opposed	N/A
7	Israel	22-06-2015	280305	System and methods to facilitate safe driving (Idle mode - parking)	N/A	Opposed	N/A
8	Europe	22-06-2015	15811688.9	System and methods to facilitate safe driving (Machine learning + channel fingerprinting)	EP3158718B	Registered	22-06-2035
9	China	22-06-2015	CN201580033519.2	System and methods to facilitate safe driving (Estimated location is by machine learning)	CN106464747B	Registered	22-06-2035
10	USA	28-11-2016	16/064,109	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	10,557,917	Registered	28-11-2036
11	USA	28-11-2016	16/740,696	System and Methods of Locating Wireless Devices in a Volume (reference PDFs bank)	11,644,526	Registered	21-09-2037
12	Europe	28-11-2016	16815965.5	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	EP3374784	Registered	28-11-2036
13	China	28-11-2016	2016800753516.00	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	CN108474832B	Registered	28-11-2036
14	Israel	28-11-2016	259933	System and Methods of Locating Wireless Devices in a Volume (antenna Scanning)	259933	Registered	28-11-2036
15	USA	23-09-2021	18/188,783	A system, method and unit to scan communication channels	N/A	Pending	N/A
16	Europe	23-09-2021	21806407.9	A system, method and unit to scan communication channels	EP4218305	Registered	23-09-2041
17	Israel	23-09-2021	301537	A system, method and unit to scan communication channels	N/A	Pending	N/A
18	USA	28-02-2022	17/681,957	Managing access to software applications on a mobile communication device via a phone location unit	12231899	Registered	04-04-2043
19	Europe	27-02-2023	23714606.3	Managing access to software applications on a mobile communication device via a phone location unit	N/A	Pending	N/A
20	USA	24-02-2022	17/679,208	System and method for advanced classification of cellphone based on sensor fusion	12326512	Registered	27-02-2043
21	USA	24-02-2022	17/679,204	System and method for determining user-cellphone interaction based on sensor fusion	US12174309B2	Registered	20-04-2042
22	USA	24-02-2022	17/679,210	System and method for calibration and maintenance of a cellphone localization system within enclosed volume	N/A	Pending	N/A
23	Europe	20-02-2023	23712362.5	Classifying an operational mode of mobile communication devices or an event related to the communication between them	N/A	Pending	N/A

Research and Development

Our investment in research and development is critical to driving our future growth. We expended approximately NIS 19 million (approximately $5.5 million) on research and development in 2025, NIS 19.4 (approximately $5.3 million) in 2024, and NIS 22.9 million (approximately $6.3 million) in 2023. Our investment in research and development reflects the following: internal research and development programs, pilot programs, engineering efforts that incorporate customer feedback into continuous improvement efforts for our products.

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

Grants from the Israel Innovation Authority and the Israeli Ministry of Economy (MOE)

Our research and development efforts are financed in part through royalty-bearing grants from the Israeli Innovations Authority, or the IIA. As of December 31, 2025, we have received the aggregate amount of NIS 1.7 million (approximately $0.5 million) from the IIA for the development of our technology. With respect to such grants, we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

We have also received a grant from the MOE with respect to certain consulting and marketing activities conducted outside of Israel. For information, see Note 11b to our audited financial statements included elsewhere in this Annual Report on Form 20-F.

Employees

As of date of this report, we employed or engaged approximately 35 employees and contractors, all of which work out of our corporate headquarters. 4 of our employees are members of our senior management team. Approximately 69% of our employees are engaged in research and development, 14% are engaged in operating activity and 6% are engaged in sales and marketing. We believe that we maintain good relations with all of our employees.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

Exchange Agreement with VisionWave

On January 26, 2026 we entered into an Exchange Agreement (the “Exchange Agreement”) with VisionWave Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (“VisionWave”), to develop an RF-based defense and security technology platform. Pursuant to the Exchange Agreement, subject to the terms and conditions set forth therein, there is contemplated a three-stage equity exchange and strategic collaboration between the two companies where, subject to the satisfaction of specified milestones and the obtaining of required corporate and regulatory approvals, VisionWave may acquire approximately 51% of the issued and outstanding capital of SaverOne for aggregate consideration of $7,000,000 in equity of VisionWave, comprised of shares of common stock of VisionWave (the “VisionWave Common Stock”). Under the Exchange Agreement, SaverOne will serve as VisionWave’s operating arm for RF-focused defense and military technology initiatives. The parties intend to work closely together to integrate SaverOne’s RF technologies to support the development and commercialization of advanced RF-based solutions for defense and security applications. The transaction is subject to the approval of SaverOnes shareholders and an extraordinary meeting of our shareholders has been scheduled for March 4, 2026 to consider the transaction.

Staged Investment

In the first stage, following (and subject to) the approval of the transactions contemplated under the Exchange Agreement by SaverOne’s shareholders, SaverOne will receive $2.74 million VisionWave Common Stock and VisionWave will receive 19.99% equity in SaverOne’s issued and outstanding share capital as of the Effective Date (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement). Upon achievement of the first operational integration milestone (“Milestone 1”), SaverOne will issue VisionWave ordinary shares representing 19.99% of SaverOne’s outstanding share capital (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement), in exchange for VisionWave Common Stock valued at approximately $2.74 million. Thereafter, upon achievement of a commercial or defense pilot milestone (“Milestone 2”), SaverOne will issue VisionWave ordinary shares representing 11.02% of SaverOne’s outstanding share capital (calculated on a fully diluted basis, excluding any dilutive effects from future issuances unrelated to the Exchange Agreement) in exchange for VisionWave common stock valued at approximately $1.51 million. If all transaction milestones are satisfied as contemplated under the Exchange Agreement, VisionWave will hold approximately 51% of the issued and outstanding capital of SaverOne.

The number of VisionWave Common Stock issued in each stage is determined based on a five-day VWAP of the VisionWave Common Stock immediately preceding the applicable investment stage closing.

In addition, in order to preserve the agreed economic value of the VisionWave Stock issuable to SaverOne, in the event that the market price of the VisionWave Common Stock declines by more than 10% from the VWAP price for any stage during the ten (10) trading days following issuance, then VisionWave undertook to issue additional VisionWave Common Stock or pre-funded warrant to make up the shortfall, subject to compliance with Nasdaq rules.

Board Representation

Following (and subject to) the completion of each investment stage, VisionWave will be entitled to designate one Class III member to SaverOne’s board of directors. Currently the SaverOne board is comprised of five members but will be increased to meet the additional director designations.

SaverOne Shareholder Approval

The transactions contemplated under the Exchange Agreement requires the approval of the shareholders of SaverOne. SaverOne plans to hold a special meeting of its shareholders in an attempt to obtain the requisite shareholder approval.

The shareholders’ meeting was held on March 5, 2026 and the transaction was approved by the Company’s shareholders.

Registration Rights

Within ten (10) business days following the approval of the Transaction by SaverOne’s shareholders, VisionWave undertook to prepare and file with the SEC a registration statement on Form S-1 (or, if eligible, Form S-3) or such other appropriate form (the “Registration Statement”) covering the resale of such VisionWave Common Stock by SaverOne and its permitted transferees. VisionWave shall use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable thereafter and to maintain such effectiveness for a period of at least two (2) years or until all registered VisionWave Common Stock have been sold or may be sold without restriction under Rule 144 under the Securities Act, whichever occurs first.

Use of Proceeds

Under the terms of the Exchange Agreement, SaverOne shall use no less than 50% of the economic value of the VisionWave Common Stock (and any proceeds from sales thereof, subject to registration) primarily for the development, commercialization, and operation of the RF Platform, with detailed budgets and reporting requirements to be mutually agreed and monitored quarterly by a joint oversight committee.

Management Equity Grants

In parallel with the transactions contemplated under the Exchange Agreement, certain members of SaverOne’s management shall receive grants of VisionWave Common Stock under VisionWave’s equity incentive plan with an aggregate value of up to $3,000,000 (based on the VWAP Average Price as of the grant date), subject to consulting agreements, vesting schedules corresponding to the achievement of Milestone 1 and Milestone 2, performance milestones tied to the RF Platform, transfer restrictions, clawback provisions (e.g., for cause termination), and other customary terms to be set forth in separate award agreements.

Non-Competition

For a period of two (2) years following the final Closing Date, each of SaverOne and VisionWave undertook not, directly or indirectly, compete with the other Party within the “Field of Use’, which is defined to mean the means the development, integration, testing, commercialization, and operation of the RF Platform solely for defense and security applications, as described in the Exchange Agreement.

Termination

The Exchange Agreement may be terminated by either party if the initial stage 1 closing has not occurred April 11, 2026, or any subsequent closing has not occurred within ninety (90) days following achievement of the applicable milestone, provided that the terminating Party is not then in material breach of this Agreement or if the other party breaches any representation, warranty, or covenant contained herein in any material respect, and such breach is not cured within sixty (60) days following written notice thereof (or ten (10) days if the breach relates to a payment obligation).

In addition, VisionWave may terminate the Exchange Agreement if any milestone is not achieved within twelve (12) months following the prior closing (or the effective date for Milestone 1).

Fairness Opinion and Valuation

In connection with its approval of the Exchange Agreement, SaverOne’s Board of Directors obtained an independent fairness opinion and valuation analysis from BDO Consulting Group, which concluded that the transaction is fair, from a financial point of view, to SaverOne and its stockholders. The SaverOne Board considered the fairness opinion, strategic rationale, market opportunity, and regulatory considerations in unanimously approving the transaction.

Initial Stage 1 Closing

On March 5, 2026, the Company completed the initial closing (“Stage 1 Closing”) under the Exchange Agreement with VisionWave Holdings, Inc. Pursuant to the first stage of the transaction, VisionWave issued to the Company 365,610 restricted shares of VisionWave common stock, having an aggregate value of approximately $2.7 million, calculated based on the five-day VWAP of $7.5031 per share. In exchange, the Company committed to issue to VisionWave 148,584 restricted ADSs, representing 6,418,828,800 ordinary shares, which correspond to 19.99% of the Company’s issued and outstanding share capital as of the effective date of the Exchange Agreement (calculated on a fully diluted basis, excluding dilution from future issuances unrelated to the transaction).

In order to preserve the agreed economic value of the consideration, VisionWave undertook that if the market price of its common stock declines by more than 10% from the applicable VWAP during the ten trading days following issuance, it will issue additional VisionWave common stock or pre-funded warrants to compensate for such shortfall, subject to compliance with Nasdaq rules.

In addition, at the Stage1 Closing, each of Ori Gilboa, our Chief Executive Officer, and Jacob Teneboim, our Chairman, received 78,343 restricted shares of VisionWave common stock.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

In Israel, three of our patent applications have been allowed and subsequently opposed by a third-party. Further to the evidence submitted by the opponent, we submitted our evidence during 2025. While awaiting a date for a hearing to be scheduled for 2026,the proceedings are still ongoing. It is difficult to assess at this time the likelihood of success in the opposition. Opposition proceedings in Israel tend to be lengthy and very procedural

Apart from the foregoing patent opposition proceeding, we are not currently a party to any material legal proceedings. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our main business activities are conducted in Israel. Our corporate headquarters are located at Em Hamoshavot Rd. 94. Petah Tikvah, Israel, where we currently occupy approximately 495 square meters. We lease our facilities and our lease ends on June 30, 2027. Our current monthly rent payment is NIS 49,134 (approximately $14,234).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this Annual Report on Form 20-F. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. This discussion and other parts of this Annual Report on Form 20-F contain forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” and elsewhere in this Annual Report in Form 20-F. Our discussion and analysis for the year ended December 31, 2024 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 21, 2025.

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

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of March 19, 2025, about 5,550 systems have been ordered (which includes about 1,100 systems ordered as part of our ongoing Generation 1.0 and Generation 2.0 pilot program and about 4,450 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and about 4,350 of these systems have been installed.

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

We have experienced net losses in every period since the inception of SaverOne. We have incurred losses in each year since our inception, including net losses of approximately NIS 29.443 million (approximately $9.2 million), 34.9 million (approximately $10.94 million) and NIS 33.8 million (approximately $10.6 million) for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had an accumulated deficit of NIS 199.9 million (approximately $57.9 million). We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditure increase substantially due to our continued investment in our activities.

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

Selling and Marketing Expenses, Net

Selling and marketing expenses in 2025 consisted primarily of expenses related to the marketing of our solutions as well as costs associated with our sales department. Toward the end of 2025, we implemented certain adjustments to our sales and marketing activities in Israel, with a focus on maintaining and supporting our existing customer base. At the same time, we are working to expand our presence in the U.S. market. As a result of these adjustments and the realignment of our sales and marketing resources, we expect that our selling and marketing expenses may decrease in the near term.

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

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2025, our operating tax loss carry forwards was approximately NIS 177 million (approximately $55.4 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

	Year Ended December 31,	Year Ended December 31,
	2025	2024
	NIS thousands
Revenues	1,016	1,683
Cost of revenues	(713)	(1,069)
Inventory impairment loss	(377)
Gross (Loss) Profit	(74)	614

Operating expenses:
Research and development expenses, net	(18,898)	(19,397)
Selling and marketing expenses, net	(3,355)	(4,796)
General and administrative expenses	(8,405)	(9,673)
Operations loss	(30,732)	(33,252)
Finance income	4,795	1,099
Finance expense	(3,506)	(2,785)
Finance income (expense), net	1,289	(1,686)
Loss for the year	(29,443)	(34,938)

For a comparison of the year ended December 31, 2025, to the year ended December 31, 2024, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2025, at the rate of one U.S. dollar per NIS 3.190

Revenues

Revenues decreased by NIS 667 thousand (~ $209 thousand), or 39.6%, to NIS 1,016 thousand (~ $318 thousand) for the year ended December 31, 2025, compared to NIS 1,683 thousand (~ $461 thousand) for the year ended December 31, 2024. This decrease was mainly due to the longer decision-making processes by current and prospective customers in the home market of Israel.

Cost of revenues

Cost of sales decreased by NIS 356 thousand (~ $112 thousand), or 33.3%, to NIS 713 thousand (~ $224 thousand) for the year ended December 31, 2025, compared to NIS 1,069 thousand (~ $293 thousand) for the year ended December 31, 2024. This decrease was mainly the result of a decrease in the number of installations made in 2025.

In addition, during 2025 the Company recognized an inventory write-down of approximately NIS 377 thousand (~ $118 thousand). This write-down reflects adjustments made by the Company’s management to the value of inventory, taking into account, among other factors, the actual pace of sales and the estimated realizable value of certain inventory items.

Research and development expenses, net

Research and development expenses, net decreased by NIS 499 thousand (~ $156 thousand), or 2.6%, to NIS 18,898 thousand (~ $5,924 thousand) for the year ended December 31, 2025, compared to NIS 19,397 thousand (~ $5,319 thousand) for the year ended December 31, 2024. This decrease is primarily attributable to our efforts to streamline and optimize our research and development expenses.

Selling and marketing expenses, net

Selling and marketing expenses decreased by NIS 1,441 thousand (~ $452 thousand), or 30%, to NIS 3,355 thousand (~ $1,052 thousand) for the year ended December 31, 2025, compared to NIS 4,796 thousand (~ $1,315 thousand) for the year ended December 31, 2024. The decrease was mainly attributable to lower marketing expenses, alongside the Company’s efforts to streamline and optimize its selling and marketing activities while continuing to expand its footprint in global markets.

General and administrative expenses

General and administrative expenses decreased by NIS 1,268 thousand (~ $397 thousand), or 13.1%, to NIS 8,405 thousand (~ $2,635 thousand) for the year ended December 31, 2025, compared to NIS 9,673 thousand (~ $2,652 thousand) for the year ended December 31, 2024. The decrease was primarily attributable to a reduction in certain general and administrative expenses, including professional services expenses and other operating expenses during the period..

Financing income (expenses), net

Financing income, net, for the year ended December 31, 2025, was NIS 1,289 thousand (~$404 thousand), compared to financing expenses, net, of NIS 1,686 thousand (~$462 thousand) for the year ended December 31, 2024.

The financing income in 2025 resulted mainly from income from exchange rate differences, primarily related to the revaluation of U.S. dollar-denominated liabilities following the decrease in the U.S. dollar exchange rate against the NIS during the year, revaluation income of derivative warrant liability, and an adjustment to the liability in respect of government grants, as well as interest income from bank deposits. The income was partly offset by interest and discount expenses in respect of promissory notes and revaluation expenses incurred from the partial exercise of the Commitment Amount under the equity line with YA.

Financing expenses, net, for the year ended December 31, 2024, resulted mainly from interest and discount expenses in respect of promissory notes and revaluation expenses incurred from the partial exercise of the Commitment Amount under the equity line with YA. These expenses were partly offset by revaluation of derivative warrant liability, income from exchange rate differences and interest income from bank deposits.

Net loss

Net loss decreased by NIS 5,495 thousand (~ $1,722 thousand), or 15.7%, to NIS 29,443 thousand (~ $9,230 thousand) for the year ended December 31, 2024, compared to NIS 34,938 thousand (~ $9,580 thousand) for the year ended December 31, 2024. The decrease was primarily attributable to the Company’s efforts to streamline and optimize its operating expenses, reflected mainly in lower selling and marketing expenses and lower general and administrative expenses, as well as financing income recorded in 2025 compared to financing expenses in 2024. The decrease was partly offset by lower revenues during the year.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

B. Liquidity and Capital Resources

Overview

We have financed our operations since our inception primarily from private and public offerings, equity bridge investment fully converted in equity in previous years, government grants from the IIA and MOE and partial exercise of the equity line and promissory notes received from YA. As of December 31, 2025, we had NIS 14.1 million (approximately $4.4 million) in cash and cash equivalents.

For additional information, see below in this “Item 5B. Operating and Financial Review and Prospects—Recent Offerings”.

We are currently in the early commercialization stage and have not yet generated significant revenues from our operations. From inception date and through December 31, 2025, we have not generated significant revenues and we have reported ongoing losses. As of December 31, 2025, we had an accumulated deficit of NIS 199..99 million (approximately $62.7 million) and we had comprehensive loss and negative cash flow from operating activity in amounts of NIS 29.443 million (approximately $9.2 million) and NIS 29.2 million (approximately $9.15 million) for the year ended December 31, 2025, respectively.

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

We believe that our existing funds will not be sufficient to continue our business and operations as currently conducted for 12 months from the reporting date. Management has evaluated whether the Company’s current cash resources, together with other available resources, will be sufficient to meet its obligations for at least 12 months from the reporting date, and determined that such resources may not be sufficient to fund its operations for this period. Accordingly, the Company will be required to obtain additional financing through equity issuances, debt financing or other strategic transactions. Management’s plan includes raising funds from existing shareholders and/or outside potential investors; however, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet its current obligations and achieve its business targets. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Recent Transactions

On June 20, 2024, the Company entered in a securities purchase agreement with investors, and on June 25, 2024, it closed the transaction pursuant to this agreement, in which the Company sold and issued to these investors an aggregate of 12,555,555 ordinary shares, represented by 291 American Depositary Shares. Aggregate gross proceeds from the registered direct offering were approximately $1,130 thousand (approximately NIS 4,222). before deducting the offering expenses payable by us. No placement agent commissions or fees were payable in the transaction. The ADS were issued pursuant to a prospectus supplement, dated as of December 13, 2023, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3, which became effective on September 27, 2023 .

On July 16, 2024, we entered into the SEPA with Yorkville, pursuant to which Yorkville has committed to purchase up to $15.0 million of our ADSs at our direction from time to time during a 3-year period following the date of the execution, until July 16, 2027, subject to the restrictions and satisfaction of the conditions in the SEPA. Pursuant to SEPA, Yorkville advanced to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), evidenced by promissory notes, which are convertible into Company’s ADSs. Each Pre-Paid Advance was subject to a 3% discount of the principal amount of the Pre-Paid Advance. Pursuant to the SEPA, Principal, interest and any other payments due under the Promissory Notes are to be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Upon the effectiveness of the New SEPA, the previous SEPA was terminated

On November 11, 2024, the Company issued to Yorkville an unsecured non-convertible promissory note (the “Fourth Promissory Note”) in the original principal amount of $1,000,000 (the “Principal Amount”, approximately NIS 3,629). The Fourth Promissory Note bears interest at a rate of 8.0% and was issued with a 3% original issue discount. The note was originally scheduled to mature on November 11, 2025 and to be repaid in 10 equal monthly installments beginning on the 90th day from the date of issuance. On March 19, 2025, Yorkville agreed to modify the Fourth Promissory Note to postpone the remaining nine monthly payments by 30 days from the original payment schedule, such that the maturity date was extended to December 11,2025.

On January 30, 2025, the Company entered into securities purchase agreements with several institutional investors (the “Purchase Agreements”), pursuant to which on January 31, 2025, at the closing the Company sold to these investors in the registered direct offering an aggregate of 195,428,970 ordinary shares represented by 4,524 ADSs, at an offering price of $335.9 per ADS. The ADSs were sold pursuant to a prospectus supplement dated January 30, 2025, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), which became effective by the SEC on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement. In addition, the Company offered and sold to these investors in a concurrent private placement offering (the “Private Placement Offering”) unregistered warrants to purchase up to an aggregate of 390,857,940 ordinary shares represented by 9,048 ADS at an exercise price of $383.88 per ADS (the “Private Placement Warrants”). The Company engaged H.C. Wainwright & Co., LLC as its exclusive placement agent (the “Placement Agent”) for the registered and the Private Placement Offering. The aggregate proceeds to the Company from this offering were approximately $1,520,000, before deducting the placement agent fees and other offering expenses payable by the Company. In addition, at the Closing, the Company issued to designees of the Placement Agent, warrants to purchase up to an aggregate of 13,680,000 ordinary shares represented by 317 ADSs, at an exercise price of $419.88 per ADS (the “Placement Agent Warrants”). The Placement Agent Warrants have the same terms as the Private Placement Warrants, except that the term of the Placement Agent Warrants will not be longer than five (5) years following the commencement of the sales in that registered direct offering.

On October 30, 2025, we entered into the standby equity purchase agreement (the “SEPA III”), with Yorkville, pursuant to which Yorkville has committed to purchase up to $50.0 million of our ADSs at our direction from time to time during 3-year period until October 30, 2028, subject to the restrictions and satisfaction of the conditions in the 2025 SEPA. Yorkville advanced to the Company the principal amount of $1,500,000 (the “Pre-Paid Advance”), as evidenced by a promissory note (the “Promissory Note”). The Promissory Note (i) bears an interest at a rate of 8.0%, (ii) was issued with a 3% issue discount, (iii) has a maturity date of October 30, 2026, and (iv) is required to be repaid in cash in 10 equal monthly installments beginning 90 days from the issuance date; however, the Company may elect to satisfy all or a portion of each installment through the issuance of ADSs pursuant to Advance Notices under the 2025 SEPA (the “SEPA III”). Yorkville may declare the full unpaid principal amount of the Promissory Note, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment events. Upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Promissory Note at a rate of 18% per annum. During the period from the commencement of SEPA III through December 31, 2025, the Company sold 486,000,000 ordinary shares to Yorkville as a partial repayment of the promissory notes in the total amount of $61 (approximately NIS 195). Thus, as of December 31, 2025 the remaining balance of the 2025 notes is approx. $1,408 thousand related to SEPA III (approximately NIS 4,484).

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,	Year Ended December 31,
	2025	2024
	NIS thousands
Net cash used in operating activities	(29,207)	(34,406)
Net cash provided by (used in) investing activities	(7)	(84)
Net cash provided by financing activities	32,069	30,535
Net increase (decrease) in cash and cash equivalents	2,855	(3,955)

For a comparison the year ended December 31, 2025, compared to year ended December 31, 2024, all U.S. dollar amounts below were calculated using the exchange rate reported by the Bank of Israel for December 31, 2025, at the rate of one U.S. dollar per NIS 3.19.

Net cash used in operating activities

Net cash used in operating activities decreased by NIS 5,199 thousand (~ $1,630 thousand), or 15.11%, to NIS 29,207 thousand (~ $9,156 thousand) for the year ended December 31, 2025, compared to approximately NIS 34,406 thousand (~ $9,434 thousand) for the year ended December 31, 2024. The decrease was primarily attributable to the lower comprehensive loss recorded in 2025 compared to 2024, partly offset by adjustments required to reconcile the comprehensive loss to cash used in operating activities.

Net cash provided by (used in) investing activities

Net cash used in investing activities during the year ended December 31, 2025, was NIS 7 thousand (~$2 thousand), compared to NIS 84 thousand (~ $23 thousand) provided by investing activities during the year ended December 31, 2024. The decrease was primarily attributable to lower purchases of property and equipment during the year, compared to the prior year.

Net cash provided by financing activities

Net cash provided by financing activities increased by NIS 1,534 thousand (~ $481 thousand), or 5% to NIS 32,069 thousand (~$10,053 thousand) for the year ended December 31, 2025, compared to NIS 30,535 thousand (~$8,373 thousand) for the year ended December 31, 2024.

This increase was primarily attributable to higher proceeds received from the issuance of ADSs following the partial exercise of the Commitment Amount under our equity line with YA.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net”, “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2025, to the year ended December 31, 2024— Research and Development Expenses”, and Notes 2 and 3 to our audited financial statements included elsewhere in this Annual Report on Form 20-F.

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospects — Components of Our Results of Operations” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We describe our significant accounting policies and estimates in Note 3 to our annual financial statements for the year ended December 31, 2025. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Material Accounting Policies, to our annual financial statements for the year ended December 31, 2025 included in elsewhere in this Annual Report, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 27, 2026. Unless otherwise stated, the address of our executive officers and directors is SaverOne 2014 Ltd., Em Hamoshavot Rd. 94, Petah Tikvah.

Name	Age	Position
Executive Officers:
Ori Gilboa	61	Chief Executive Officer and Director
Yossi Cohen	57	Chief Operating Officer
Meital Nevo	44	Chief Financial Officer
Aviram Meidan	51	VP, Research and Development
Non-Employee Directors:
Jacob Tenenboim	67	Chairman of the Board
Sharon Schreiber (1)(2)(3)	51	External Director
Shlomo Shalev (1)(2)(3)	62	External Director
Yaron Be’eri (1)(3)	63	Director
Douglas Davis	66	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Independent director as defined under Nasdaq Marketplace Rule 5605(a)(2) and SEC Rule 10A-3(b)(1).

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

Meital Nevo, Chief Financial Officer

Meital Nevo has served as our Chief Financial Officer since December 7, 2025. Ms. Nevo is a finance executive with extensive leadership experience in public companies. Between 2020 and April 2025, she served as the manager of Finance Operations Israel team at Teva. Prior to this position, from 2007 to 2012, Ms. Nevo was at the Israeli affiliate of PwC, where amongst other things, she coordinated audit files of high-tech, solar, non-profit, trade, and service, public and private companies. Ms. Nevo received a Master’s degree in Business Management and Accounting from Tel Aviv University and is a Certified Public Accountant in Israel

Aviram Meidan, VP, Research and Development

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

Douglas Davis, Director

Douglas Davis was appointed to our Board on March 5, 2026. Mr. Davis is a seasoned executive with management experience across many areas including M&A, capital raising, sales and business development. Since 2001, Mr. Davis has served as the Managing Partner of CoBuilder, Inc., a consulting organization providing services for large and small corporate entities associated with increasing efficiencies, including increasing market penetration, revenues and profit; also, from 2008 to 2018, Mr. Davis served as the CEO of BitSpeed LLC, an extreme file transfer software solution. In addition, from July 2018 to April 2020 Mr. Davis served as the Chief Executive Officer of GBT Technologies, Inc. Mr. Davis received an AB Political Science from Stanford University and an MBA (Concentration in Finance and Strategic Management) from UCLA Anderson Graduate School of Management. Mr. Davis is a manager of Instant Fame LLC. VisionWave believes that Mr. Davis’s broad entrepreneurial, financial, and business expertise and his experience with micro-cap public companies and his role as Co-Chairman give him the qualifications and skills to serve as a director.

Family Relationships

There are no family relationships among any of our officers (including directors).

B. Compensation

The aggregate compensation we paid to our executive officers and directors for the year ended December 31, 2025, was approximately NIS 3.97 million (~$1.25 million). This amount includes approximately NIS 3.8 million (~$1.19 million) paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses and approximately NIS 0.17 million (~$0.05 million) share-based compensation expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2025, 202,500 restricted shares and 707,702 options to purchase ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of NIS 8.85 ($2.77) per share.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2025. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Name and Principal Position	Salary (1)	Bonus (2)	Equity-Based Compensation (3)	Other Compensation (4)	Total
			(NIS in thousands)
Ori Gilboa (Chief Executive Officer) (5)	1,740	75	135	-	1,950
Aviram Meidan (VP, Research and Development)	912	-	7	-	919
Yossi Cohen (Chief Operating Officer)	714	-	7	-	721
Meital Nevo (Chief Financial Officer) (6)	50	-	-	-	50
Omri Hagai (former Chief Financial Officer) (7)	617	-	18	-	635

(1)	Salary includes the officer’s gross salary plus payment by us of social benefits on behalf of the officer. Such benefits may include payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)	Represents annual bonuses granted to the officer based on formulas set forth in the respective resolutions of our Compensation Committee and Board of Directors.

(3)	Represents the equity-based compensation expenses recorded in our financial statements for the year ended December 31, 2025, based on the securities’ fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 14 to our financial statements included in this Annual Report.

(4)	Represents benefits and perquisites such as car, phone and social benefits.

(5)	Mr. Gilboa is paid through a company wholly owned by him.

(6)	Ms. Meital Nevo commenced her employment with the Company in December 2025, and therefore the amounts presented reflect compensation for a partial year.

(7)	Mr. Hagai resigned from all positions with the Company on December 7, 2025.

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

Services: Mr. Gilboa serves as our chief executive officer on full time basis for a period of three years, such renewed period to begin on September 1, 2023. The Consulting Agreement may be terminated at any time by Mr. Gilboa or by us by giving the other party 90 days advance notice in writing, provided that we may terminate the agreement forthwith for cause without advance notice.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 27, 2026 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 27, 2026 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares is based on _________ ordinary shares outstanding as of March 27, 2026.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 27, 2026, there was one holder of record of our ordinary shares in the United States.

Unless indicated below, each shareholder’s address is c/o SaverOne 2014 Ltd., Em Hamoshavot Rd. 94, Petah Tikvah, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage
Directors and executive officers
Jacob Tenenboim (1)	3,131,855	*	%
Ori Gilboa (2)	1,159,875	*
Yossef Cohen (3)	370,579	*
Meital Nevo (4)	-	*
Aviram Meidan (5)	210,922	*
Yaron Beeri (6)	14,912	*
Shlomo Shalev (7)	2,200	*
Sharon Schreiber	-	*
Douglas Davais (8)	-	*
All directors and executive officers as a group (8 persons)	4,890,343	*	%

*	Less than one percent (1%).

(1)	Based on information contained in a Schedule 13D filed with the SEC on July 14, 2022, by Mr. Tenenboim. Includes (i) 2,676,143 ordinary shares held directly by Mr. Tenenboim (including 1,050,000 presently exercisable warrants), and (ii) 455,712 ordinary shares over which Mr. Tenenboim has voting and dispositive power, comprised of (A) 115,563 ordinary shares with shared control and dispositive power via Unicorn Technologies Management Ltd., and (B) 340,149 ordinary shares with shared control and dispositive power through K.O.D.M. Investments Ltd.

(2)	Includes (i) 774,875 ordinary shares (ii) options to purchase 358,000 ordinary shares exercisable within 60 days of March 27, 2026, at an average exercise price of NIS 16.39 (approximately $4.49) per share. Does not include 360,000 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 27, 2026.

(3)	Includes (i) 246,211 ordinary shares and (ii) options to purchase 124,368 ordinary shares exercisable within 60 days of March 27, 2026, at an average exercise price of NIS 1.16 (approximately $0.32) per share. Does not include 31,250 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 27, 2026.

(4)	Ms. Meital was appointed as Chief Financial Officer on December 7, 2025

(5)	Represents options to purchase 210,922 ordinary shares exercisable within 60 days of March 27, 2026, at an average exercise price of NIS 6.1 (approximately $1.67) per share. Does not include 31,250 ordinary shares issuable upon exercise of outstanding equity instruments that are not exercisable within 60 days of March 27, 2026.

(6)	Represents options to purchase 14,912 ordinary shares exercisable within 60 days of March 27, 2026, at an exercise price of NIS 5.73 (approximately $1.57) per share.

(7)	Includes 2,200 ordinary shares.

(8)	Mr. Davis was appointed director on March 5, 2026.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 43,200 ordinary shares. As of March 26, 2026 BNY held 33,783,820,760 ordinary shares representing 782,032 ADS. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B. Related Party Transactions

The following is a description of the material transactions we entered into with related parties since January 1, 2025. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

As part of the transaction with VisionWave, each of Ori Gilboa, our Chief Executive Officer, and Jacob Teneboim, our Chairman, received 78,343 restricted shares of VisionWave common stock

We have adopted a related party transaction policy that provides that our Board of Directors, acting through our Audit Committee, is responsible for the review, approval, or ratification of related party transactions between us and related persons. Under Israeli law, related party transactions are subject to special approval requirements, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Fiduciary duties and approval of related party transactions.”

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

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2025, we did not have distributable earnings pursuant to the Companies Law. According to Companies Law, dividend distributions may be determined by our board of directors, as our Articles of Association do not provide that such distributions require shareholder approval.

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

On October 30, 2025 we entered into a Standby Equity Purchase Agreement (the “SEPA III”) with YA. Pursuant to the 2025 SEPA, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to YA, and YA has the obligation to subscribe for our ADSs for an aggregate subscription amount of up to $50 million (the “Commitment Amount”), at any time from Effective Date until October 30, 2028. The purchase price for the ADSs that we may sell to YA will fluctuate based on the price of our ADSs. Depending on market liquidity at the time, sales of such ADSs has caused and will likely continue to cause the trading price of our ADSs to fall. After YA has acquired the ADSs, YA may resell all, some, or none of those shares at any time or from time to time in its discretion. The sale of a substantial number of shares of our ADSs to YA, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a price that we might otherwise wish to effect sales.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

IPO Warrants

On June 7, 2022, we closed our U.S. IPO of 2,941,918 units, each consisting of one American Depositary Share (ADS) and one warrant to purchase one ADS, 208,282 pre-funded units, each consisting of one pre-funded warrant to purchase one ADS and one warrant to purchase one ADS, at a price to the public of $4.13 per unit ($4.129 per pre-funded unit), for gross proceeds of approximately $13 million, before deducting underwriting discounts and offering expenses. The warrants originally had a per ADS exercise price of $5.00, were exercisable immediately and expire five years from the date of issuance. The pre-funded warrants have a per ADS exercise price of $0.001, were exercisable immediately and may be exercised at any time until exercised in full. As of December 31, 2025, after taking into account the changes in the Company’s ADS ratio, the number of Warrants exercisable for one ADS are 341 at an exercise price of $43,200.

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

Exercise Price. The original exercise price per whole ADS purchasable upon exercise of the warrants was $5.00 per ADS. After taking into account the changes in the Company’s ADS ratio, the exercise price per whole ADS purchasable upon exercise of the warrants is $43,200. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

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

IPO Representative’s Warrants

As part of our IPO, we issued to the representative as compensation warrants to purchase up to 157,510 ADSs representing 787,550 ordinary shares, which were equal to 5% of the total number of ADSs (including any ADSs underlying the pre-funded warrants) sold in our IPO. After taking into account the changes in the Company’s ADS ratio, there are 18 Representative’s Warrants, which are exercisable at a per ADS exercise price of $44,614.44 . The Representative’s Warrants are exercisable at any time after December 2, 2022 until the close of business on June 2, 2027.

January 2025 Funding

On January 30, 2025, we entered into the Purchase Agreements with certain institutional investors (collectively, the “Investors”), pursuant to which on January 31, 2025, at the closing, the Company sold to the Investors in the registered direct offering an aggregate of 195,428,970 ordinary shares, represented by 4,524 ADSs at an offering price of $335.916 per ADS. The ADSs were sold pursuant to a prospectus supplement dated January 30, 2025, filed by the Company on January 31, 2025 with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), which became effective by the SEC on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement.

In addition, at the closing, the Company offered and sold to the Investors in a concurrent Private Placement Offering pursuant to the Purchase Agreements, unregistered warrants to purchase up to an aggregate of 390,857,940 ordinary shares represented by 9,048 ADS with each Private Placement Warrant having the right to purchase 1 Ordinary Share.

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

January 2025 Funding Representative Warrants

On January 31, 2025, the Company issued to the designees of the Placement Agent Warrants to purchase up to an aggregate of 13,680,000 ordinary shares, represented by 317 ADSs at an exercise price of $419.895 per ADS. The Placement Agent Warrants have the same terms as the Private Placement Warrants”), except that the term of the Placement Agent Warrants is five (5) years following the commencement of the sales in the registered direct offering, which also closed on January 31, 2025

C. Other Securities.

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver our ADSs. Each ADS will represent Forty-three thousand two hundred ordinary shares deposited with Bank Leumi, as custodian for the depositary in Israel. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which our ADSs will be administered is located at the depositary’s principal executive office, at 240 Greenwich Street, New York, N.Y. 10286.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, we and those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to lack of sufficient internal accounting personnel and segregation of duties. See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” for additional information.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to ineffective controls over period end financial reporting, which is considered as a “material weakness”.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

As of December 31, 2025, our internal control over financial reporting was ineffective due to the lack of sufficient internal accounting personnel and segregation of duties. Although we have taken certain measures to address the identified material weakness such as appointing in 2025 a SOX consultant to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls, implementing internal policies and procedures related to internal control over financial reporting and hiring additional internal accounting and financial staff with appropriate public company experience and technical accounting knowledge, we will need to retain additional qualified personal in order to fully address our material weakness. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may conclude that they have been fully remediated.

While we believe the remediation actions described above improved our internal control over financial reporting, we still require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and therefore concluded that as of December 31, 2025, our internal control over financial reporting was not effective.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Except as described above, during the year ended December 31, 2025 there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co., the Israeli member firm of Grant Thornton International Ltd., an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the year ended December 31, 2025, and 2024.

The following table provides information regarding fees paid or to be paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2025, and 2024:

	Year Ended December 31,
	2025	2024
(in USD)
Audit fees (1)	96,262	90,800
Tax fees (2)	-	-
All other fees (3)	-	-

Total	96,262	90,800

(1)	Audit fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC (including issuance of comfort and consent letters related to initial public offering transaction and subsequent filing of registration statements).

(2)	Tax fees consist of fees for professional services for tax compliance and tax advice.

(3)	All other fees consist of fees for permissible non-audit services, primarily related to assistance with capital raising activities, including preparation and review of prospectuses and other filings with the SEC.

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our critical systems and information. To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques, in order to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents.

Our cybersecurity risk management program is integrated into our overall Company’s risk management program, and shares common methodologies and reporting channels that apply across the Company’s risk management program to other risk areas. Our management team is principally responsible for facilitating our Company’s risk management program, in consultation with multiple functions and reporting to the Board.

Our cybersecurity risk management program includes:

●	an Information Security Policy that articulates our information security practices and procedures to maintain confidence in our business and to protect the confidentiality, integrity, and availability of the information we handle;

●	a dedicated external IT services company, principally responsible for managing IT operations, including monitoring, maintenance, and technical support; cybersecurity controls and services are delivered natively through the Microsoft 365 platform, including identity protection, endpoint security, threat detection, and data protection;

●	management, principally responsible for driving our cybersecurity risk assessment processes, including a formal information security risk assessment on at least an annual basis; our security controls framework and risk remediation and prioritization; and risk awareness and education programs for employees relating to cybersecurity, delivered through the Microsoft 365 security platform;

●	the use of external resources, such as assessors, consultants, and auditors, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;

●	an external audit of our systems and environments, including an external penetration test, on an annual basis;

●	cybersecurity training of our incident response personnel and senior management, including annual phishing simulations, business email compromise awareness training for finance staff, and social engineering resistance programs for all employees;

●	a cybersecurity incident response plan that includes procedures for assessing, responding to, remediating, resolving, and conducting post-analysis of cybersecurity incidents, managed by our external IT team and supported by the Microsoft 365 security platform, covering network intrusions, malware events, and data security incidents;

●	a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers; and

●	a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers.

Our technical environment is built on Microsoft 365, providing enterprise-grade identity, endpoint, and cloud security capabilities. Key controls include multi-factor authentication enforced on all user accounts and remote access connections, endpoint protection and detection capabilities (Microsoft Defender for Endpoint) deployed on all company devices, hardened device baseline configurations, cloud-based data storage and backup through Microsoft’s infrastructure, active patch management across all systems, and network access controls that eliminate direct external access to internal systems.

To date, we have not identified risks from any known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

 Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the management oversight of our cybersecurity and data protection program.

The Board receives annual updates from management on our cybersecurity and data protection programs, including related trends or metrics.

In addition to any reports from the management to the Board regarding cybersecurity, management informs and updates the Board about any significant cybersecurity incidents.

Our management team is responsible for assessing and managing material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and relies on the Microsoft 365 security platform, which continuously and automatically monitors, detects, and assesses cybersecurity risks across our environment. Our external IT services company is engaged on an as-needed basis to remediate identified issues.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1	Articles of Association of the Registrant (filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission on March 21, 2025)
2.1*	Description of Securities Registered under Section 12
4.1	Form of Deposit Agreement between the registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
4.2	Specimen American Depositary Receipt (included in Exhibit 4.1) (filed as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.1	Form of Underwriting Agreement (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.2	Form of Underwriter’s Warrant (included in Exhibit 4.1) (filed as Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.3	Form of Warrant Agent Agreement (filed as Exhibit 4.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.4	Form of Warrant (filed as Exhibit 4.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.5	Form of Pre-Funded Warrant (filed as Exhibit 4.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on May 2, 2022, and incorporated herein by reference)
10.6	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.7+	Saverone 2014 Ltd. 2015 Share Incentive Plan (filed as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 30, 2022, and incorporated herein by reference)
10.8	Form of Securities Purchase Agreement by and between SaverOne 2014 Ltd. and the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 12, 2022, and incorporated herein by reference)
10.9	Standby Equity Purchase Agreement dated June 5, 2023, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2023, and incorporated herein by reference)
10.10	Promissory Note dated June 5, 2023 (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on June 6, 2023, and incorporated herein by reference)
10.11	Amendment to Standby Equity Purchase Agreement dated December 11, 2023, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 11, 2023, and incorporated herein by reference)

10.12	Promissory Note dated December 11, 2023 (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 11, 2023, and incorporated herein by reference)
10.13	Form of Securities Purchase Agreement, dated December 13, 2023 (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 13, 2023, and incorporated herein by reference)
10.14	Second Amendment to Standby Equity Purchase Agreement dated March 25, 2024, by and between SaverOne 2014 Ltd. and YA II PN, LTD. (filed as Exhibit 10.14 to our Annual Report on Form 20-F for the year ended December 31, 2023 furnished to the Securities and Exchange Commission on March 25, 2024)
10.15	Compensation Policy (filed as Exhibit 10.15 to our Annual Report on Form 20-F for the year ended December 31, 2023 furnished to the Securities and Exchange Commission on March 25, 2024)
10.16	Standby Equity Purchase Agreement dated July 16, 2024 by and between Saverone 2014 Ltd. and YA II, PN, Ltd. (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 17, 2024 and incorporated herein by reference)
10.17	Form of Convertible Promissory Note (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 17, 2024 and incorporated herein by reference)
10.18	Registration Rights Agreement (filed as Exhibit 99.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 17, 2024 and incorporated herein by reference)
10.19	Promissory Note (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on November 13, 2024, and incorporated herein by reference
10.20	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2025, and incorporated herein by reference)
10.21	Form of Private Placement Warrant (filed as Exhibit 4.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2025, and incorporated herein by reference)
10.22	Form of Placement Agent Warrant (filed as Exhibit 4.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 31, 2025, and incorporated herein by reference)
10.23	Standy Equity Purchase Agreement dated October 30, 2025 by and between SaverOne 2014 Ltd. and YA II PN, Ltd. (filed as Exhibit 99.1 to Form 6-K with the Securities and Exchange Commission on October 31, 2025)
11.1	Insider Trading Policy (filed as Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission on March 21, 2025, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel, independent registered public accounting firm with respect to financial statements of the Registrant
97.1+	Clawback Policy (filed as Exhibit A to Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on July 7, 2023, and incorporated herein by reference)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	English translation of original Hebrew document.

*	Filed herewith.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

SAVERONE 2014 LTD.

Date: March 27, 2026	By:	/s/ Ori Gilboa
Ori Gilboa
Chief Executive Officer

SAVERONE 2014 LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

SAVERONE 2014 LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
SaverOne 2014 Ltd.

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.grantthornton.co.il

Opinion on the financial statements

We have audited the accompanying statements of financial position of SaverOne 2014 Ltd. (the “Company”) as of December 31, 2025 and 2024, the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company is currently in the early commercialization stage and has not yet generated significant revenues from its sales and operations. From its inception and through December 31, 2025, the Company reported significant losses and negative cash flows from operating activity. As of December 31, 2025, the Company has an accumulated deficit of NIS 199,991 and it had a comprehensive loss of NIS 29,443 for the year ended December 31, 2025. In addition, as described in Note 1B, management has concluded that the balance of cash and cash equivalents as of December 31, 2025, together with other available resources may not be sufficient for the company to fund its planned operations and to meet its current and future obligations for the 12-months period subsequent to the reporting date. In addition, in order to utilize credit or equity facilities, the Company must comply with regulatory requirements, including its continued listing on Nasdaq. These conditions, along with other matters as set forth in Note 1B, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2016.

Tel Aviv, Israel

March 27, 2026

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd.

SAVERONE 2014 LTD.

STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

		As of December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	4	14,144	13,298
Trade receivables, net	5	1,186	1,621
Other current assets	6	387	1,686
Inventory	7	3,813	5,013
Total current assets		19,530	21,618

Non-current assets
Trade receivables, net	5	452	804
Property and equipment, net	8	154	229
Restricted deposits	9	216	216
Right of usage asset, net	9	571	951
Total non-current assets		1,393	2,200

Total assets		20,923	23,818

Current liabilities
Current maturities of leasing liability	9	469	469
Trade payables		606	1,826
Other current liabilities	10	2,742	2,991
Liability in respect of government grants	11	62	239
Promissory notes, net	13C3	4,484	6,336
Total current liabilities		8,363	11,861

Non-current liabilities
Leasing liability, net current	9	204	606
Liability in respect of government grants	11	113	721
Total non-current liabilities		317	1,327

Commitments	12

Shareholders’ equity	13
Share capital and premium		200,886	169,949
Capital reserve in respect of share-based payment		11,348	11,229
Accumulated deficit		(199,991)	(170,548)
Total shareholders’ equity		12,243	10,630

Total liabilities and shareholders’ equity		20,923	23,818

March XX, 2026	/s/ Jacob Tenenboim	/s/ Ori Gilboa	/s/ Meital Nevo
Date of approval of the	Jacob Tenenboim	Ori Gilboa	Meital Nevo
financial statements	Chairman of the Board of Directors	Chief Executive Officer and Director	Chief Financial Officer

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

		Year Ended December 31,
	Note	2025	2024	2023
Revenues		1,016	1,683	2,720
Cost of revenues		(713)	(1,069)	(1,968)
Inventory impairment loss	7	(377)	-	-
Gross (loss) profit		(74)	614	752

Research and development expenses, net	15A	(18,898)	(19,397)	(22,861)
Selling and marketing expenses, net	15B	(3,355)	(4,796)	(3,787)
General and administrative expenses	15C	(8,405)	(9,673)	(8,327)
Operating loss		(30,732)	(33,252)	(34,223)

Financing expenses	16A	(3,506)	(2,785)	(1,219)
Financing income	16B	4,795	1,099	1,607
Financing income (expenses), net		1,289	(1,686)	388

Loss for the year		(29,443)	(34,938)	(33,835)
Comprehensive loss for the year		(29,443)	(34,938)	(33,835)

Loss per share attributed to shareholders of Company, par value NIS 0.01 each

Basic and diluted loss per share:
Basic and diluted loss per share		(0.01)	(0.30)	(1.08)
Weighted average of number of shares used to calculate the basic and diluted loss per share		4,006,539,396	117,908,475	31,380,359

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(New Israeli Shekels in thousands)

	Note	Share capital and premium	Capital reserve in respect of share-based payment	Accumulated deficit	Total shareholders’ equity
Balance as of December 31, 2022		118,284	10,045	(101,775)	26,554
Share-based payment to employees	14	-	978	-	978
Net proceeds allocated to ADSs issued as Commitment Shares in transaction of equity line	13C3	87	-	-	87
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	9,670	-	-	9,670
Repayment of first promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	3,433	-	-	3,433
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	13C4	3,685	-	-	3,685
Exercise of restricted share units into ordinary shares	13C6	84	(84)	-	-
Comprehensive loss for the year		-	-	(33,835)	(33,835)
Balance as of December 31, 2023		135,243	10,939	(135,610)	10,572
Share-based payment to employees	14	-	598	-	598
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	17,403	-	-	17,403
Repayment of promissory notes (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	12,773	-	-	12,773
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	13C4	4,222	-	-	4,222
Exercise of restricted share units into ordinary shares	13C6	308	(308)	-	-
Comprehensive loss for the year		-	-	(34,938)	(34,938)
Balance as of December 31, 2024		169,949	11,229	(170,548)	10,630
Share-based payment to employees	14	-	175	-	175
Share-based payment to service providers			191		191
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	21,962	-	-	21,962
Repayment of promissory notes (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	7,071	-	-	7,071
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	13C4	1,657	-	-	1,657
Exercise of restricted share units into ordinary shares	13C5	247	(247)	-	-
Comprehensive loss for the year		-	-	(29,443)	(29,443)
Balance as of December 31, 2025		200,886	11,348	(199,991)	12,243

The accompanying notes are an integral of to these financial statements.

SAVERONE 2014 LTD.

STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands)

		Year ended December 31,
	Note	2025	2024	2023
Cash flow from current operations
Comprehensive loss for the year		(29,443)	(34,938)	(33,835)
Adjustments required to present cash flows from operating activities (Appendix A)		236	532	(1,185)
Net cash used in operating activities		(29,207)	(34,406)	(35,020)

Cash flows from investment activity
Change in deposits restricted as to withdrawal		-	(5)	-
Changes in short-term deposits		-	-	10,070
Purchase of property and equipment	8	(7)	(79)	(128)
Net cash provided by (used in) investment activity		(7)	(84)	9,942

Cash flows from financing activity
Net proceeds received from issuance of units including put options, first promissory note and ADSs as Commitment Shares in transaction of equity line granted	13C3	-	-	7,170
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	21,962	16,277	9,259
Repayment of first promissory note	13C3	-	-	(754)
Net proceeds received from issuance of promissory notes	13C3	4,650	10,532	3,597
Repayment of government grants	11	(50)	(144)	-
Net proceeds received from issuance of ADSs through private placement transaction	13C2			-
Net proceeds received from issuance of ADSs and warrants as part of shelf prospectus through public offering transaction	13C4	4,900	4,222	3,685
Repayment of principal in respect of leasing	9	(469)	(352)	(467)
Proceeds from issuance of ADSs	13C1	1,076		-
Exercise of restricted share units into ordinary shares	13C5	(*)-	(*)-	(*)-
Net cash provided by financing activity		32,069	30,535	22,490

Change in balance of cash and cash equivalents		2,855	(3,955)	(2,588)

Exchange differences on cash and cash equivalents		(2,009)	141	460

Balance of cash and cash equivalents, beginning of year		13,298	17,112	19,240

Balance of cash and cash equivalents, end of year		14,144	13,298	17,112

(*)	Representing amount lower than NIS 1.

SAVERONE 2014 LTD.

STATEMENTS OF CASH FLOWS (CONT.)

(New Israeli Shekels in thousands)

		Year ended December 31,
	Note	2025	2024	2023
Appendix A - Adjustments required to present cash flows from operating activities
Income and expenses not involving cash flows
Depreciation	8	82	98	98
Amortization of right for usage asset	9	380	320	425
Interest expense in respect of leasing	9	67	95	22
Share-based payment to service providers as part of shelf prospectus through public offering transaction	13C4	124	-	-
Share-based payment to employees and service providers	14	175	598	978
Revaluation of derivative warrant liability and related expenses	13C1	(3,176)	(274)	(877)
Recognition of discount, interest and exchange differences expenses related to promissory notes	13C3	468	1,246	526
Finance expenses incurred from partial exercise of Commitment Amount under equity line	13C3	101	1,318	531
Exchange differences on cash and cash equivalent and restricted deposits		2,009	(141)	(470)
Changes in liability in respect of government grants	11	(735)	(224)	74
		(505)	3,036	1,307
Changes in asset and liability items
Decrease (increase) in other current assets		223	(177)	(493)
Decrease (increase) in trade receivables		787	(320)	(1,008)
Decrease (increase) in inventory		1,200	(479)	(2,508)
Decrease in trade payables		(1,220)	(2,477)	2,347
Increase (decrease) in other current liabilities		(249)	949	(830)
		741	(2,504)	(2,492)

		236	532	(1,185)

Appendix B - Non-cash investment and financing activities

Recognition of right for usage asset against a leasing liability	9	-	-	1,129
Repayment of promissory notes (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	13C3	6,970	12,581	3,313

Appendix C - Additional information pertaining to cash flows

Interest received		426	404	271

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

B.	The Company’s business position and going concern uncertainty

The Company has not yet generated significant revenues from its sales and operations. From the Inception Date and through December 31, 2025, the Company reported significant losses and negative cash flows from operating activity. As of December 31, 2025, the Company has an accumulated deficit of NIS 199,991 and it had a comprehensive loss of NIS 29,443 for the year ended December 31, 2025. The balance of cash and cash equivalents as of December 31, 2025 amounted to NIS 14,144 together with other available resources may not be sufficient for the company to fund its planned operations and to meet its current and future obligations for the 12-months period subsequent to the reporting period.

The Company plans to finance its operations through the sale of equity and/or debt and is pursuing strategic collaborations, including entering subsequent to the reporting date, into a non-exclusive license agreement with VisionWave Holdings, Inc. an Israeli public company registered in Nasdaq (“VisionWave”),pursuant to which the Company obtained a worldwide, royalty-free license to use VisionWave’s RF technology for the development and commercialization of an RF-based platform for defense and security applications, (see Note 21B below). In addition, the Company is working to increase its revenues from sales of the SaverOne Systems and to reduce its operating expenses. However, there can be no assurance that the Company will succeed to implement its plans.

In order to utilize such credit or equity facilities, the Company must comply with applicable regulatory requirements, including those related to its continued listing on the Nasdaq. There can be no assurance that the Company will be able to satisfy these requirements in the future, and failure to do so may limit the Company’s ability to access these financing arrangements or to complete them. Furthermore, there can be no assurance that the Company will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet its current obligations and to achieve its business targets. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On June 5, 2023 (the “YA Effective Date”), the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd., Cayman Islands-based hedge fund (“Yorkville” or “YA”), under which the Company had the right to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10,000 thousand (the “Commitment Amount”) of the Company’s ADSs, during a limited period of 48-months, at a price equal to 95% of the lowest of the 3 daily VWAPs, subject to certain limitations. Upon execution of the SEPA, Yorkville advanced the Company, an amount of $2,000 thousand out of the Commitment Amount in form of promissory note (the “First Promissory Note”) which accrued interest at an annual rate of 8%, with a 3% original issue discount and maturity at the 12-month anniversary of the date of issuance based on 12 equal monthly payments schedule settled either in cash or by issuance of Advance Shares.

During the period commencing on the YA Effective Date through December 31, 2023, the Company sold 33,034,240 Shares to Yorkville for a total purchase price of $3,394 thousand (approximately NIS 12,572) out of the Commitment Amount under the SEPA (including as partial repayment of the first Promissory Note).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General (Cont.)

B.	The Company’s business position (Cont.)

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, advanced the Company additional $1,000 thousand (approx. NIS 3,708 before issuance costs) of the Commitment Amount in the form of a promissory Note (the “Second Promissory Note”) with substantially the same terms as the First Promissory Note and that will be repaid in 5 equal monthly installments beginning on the 150th day following the date of the Second Promissory Note’s issuance. On May 8, 2024 the Maturity Date of this Note was extended to July 8, 2024. The Second Promissory Note may be repaid with the proceeds of an Advance under the SEPA or repaid in cash.

On December 13, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell and issue to Yorkville through a registered direct offering (the “Registered Direct Offering”) 8,333,335 ordinary shares (represented by 193 ADSs) for total gross proceeds of $1,000 thousand (approximately NIS 3,685) See Note 13C4 below.

On March 25, 2024, the Company entered into second amendment to the SEPA, which is unconditional committed arrangement to raise additional capital, under which the Commitment Amount was increased to $15,000 thousand.

On June 25, 2024, the Company entered into a securities purchase agreement pursuant to which the Company agreed to sell and issue to two institutional investors through a registered direct offering 12,555,555 ordinary shares (represented by 291 ADSs) for total gross proceeds of $1,130 thousand (approximately NIS 4,222). See Note 13C4 below.

On July 16, 2024 the Company entered into a new Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville, under which the Company had the right to sell to Yorkville from time to time up to $15,000 thousand (the “Commitment Amount”) of the Company’s ADS, during a limited period of 36-months following the execution of the New SEPA. Under the New SEPA, Yorkville advanced to the Company a principal amount of $3,000 thousand (the “Pre-Paid Advance”), evidenced by convertible promissory notes (the “Third Promissory Note”), which were convertible subject to Yorkville decision into Company’s ADSs. From the $3,000 thousand Pre-Paid Advance (approx. NIS 10,763) approx. $1,049 thousand was used to early repay the remaining amount of the Second Promissory Note and accordingly the net cash received amounted to $1,846 thousand (approx. NIS 6,903). Upon the effectiveness of the New SEPA, the previous SEPA was terminated.

On November 11, 2024, the Company issued to Yorkville, an unsecured non-convertible promissory note (the “Fourth Promissory Note”) in an amount of $1,000 thousand (the “Principal Amount” approx. NIS 3,629). The fourth Promissory Note was required to be matured on November 11, 2025, bears an interest at a rate of 8%, and was issued with a 3% original issue discount. The fourth Promissory Note was required to be repaid in 10 equal monthly installments beginning on the 90th day from the date of the issuance.

During the period commencing on the Effective Date of the New SEPA through December 31, 2024, the Company sold 74,793,290 ordinary shares (represented by ADSs) to Yorkville at fair value of $2,382 thousand (approximately NIS 8,860) as a partial repayment of the Third Promissory Notes in the amount of $2,250 thousand (approximately NIS 8,373).

On January 30, 2025, the Company entered into securities purchase agreements with certain institutional investors of selling through a registered direct offering an aggregate of 195,428,970 ordinary shares (represented by 4,524 ADSs) together with unregistered warrants (“the warrants”) to purchase ADSs up to an aggregate of 390,857,940 ordinary shares (exercisable up to 9,048 ADSs, with an exercise price of $383.88 per ADS) for gross amount of $1,520 thousand (approximately NIS 5,487). In addition, the Company issued to the Placement Agent warrants to purchase up to an aggregate of 13,680,000 ordinary shares (exercisable up to 317 ADS’s, with an exercise price of $419.88 per ADS) representing share-based payment of approx. NIS 191. The net amount received under such agreement was NIS 4,900.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General (Cont.)

B.	The Company’s business position (Cont.)

During the year ended December 31, 2025, the Company sold to Yorkville  9,159,124,800 ordinary shares for a total of $8,065 (approximately NIS 28,838 ) out of the Commitment Amount under the New SEPA, of which NIS 21,962 through partial exercise of commitment amount under equity line and NIS 6,876 as partial repayment of Promissory Notes under the New SEPA.

On October 30, 2025, the Company entered into a new Standby Equity Purchase Agreement (the “SEPA III”) with Yorkville, under which the Company has the right to sell to Yorkville from time to time up to $50,000 thousand (the “Commitment Amount”) of the Company’s ADSs during a limited period of 36 months following the execution of the SEPA III. Under the New SEPA, Yorkville advanced to the Company a principal amount of $1,500 thousand which is evidenced by a promissory note (the “Promissory Note”). The Promissory Note bears interest at an annual rate of 8% and was issued with a 3% purchase discount. After deducting the original issue discount and legal fees, the net cash received by the Company amounted to approximately $1,430 thousand (approx. NIS 4,650). The Promissory Note may be repaid in cash or through issuance of ADSs pursuant to Advances under the SEPA III. Upon the effectiveness of the SEPA III, the New SEPA was terminated.

As of December 31, 2025 the Company sold and issue to Yorkville under SEPA III, 486,000,000 ordinary shares represented by 45,000 ADSs for total gross proceeds of $61 thousand (approximately NIS 195) as a partial repayment of the Promissory Note.

For further information the SEPA agreements see Note 13C3.

Since October 28, 2024, the Company effected several change in the ADS ratio with the most recent change after the reporting date (on February 25, 2026), the Company effected a change in the ADS ratio from one (1) ADS representing ten thousand eight hundred (10,800) Ordinary Shares, to one (1) ADS representing forty three thousand two hundred (43,200) Ordinary Shares. All ADS numbers in the financial statements were adjusted to reflect the most recent change in the ADS ratio,

C.	The impact of Regional Armed Conflict in Israel and Middle East

Beginning on October 7th, 2023, following the attack on the State of Israel by the terrorist organization Hamas and a combat front that was opened, simultaneously, with the terrorist organization Hezbollah, both of which were supported and financed, directly and indirectly, by Iran, the State of Israel declared a state of war and a large-scale mobilization of reserves (hereinafter – the “War”) and launched a campaign to protect the residents of the state and its borders. During the war, residents were evacuated from the affected areas, both around the “Gaza Strip” and on Israel’s border with the State of Lebanon. The war has, at times, a significant impact on the economic and business activity in the country, and it weighs heavily on the functional and operational continuity of businesses in Israel.

Due to the war, at the beginning of 2024, international rating agencies lowered Israel’s credit rating (and subsequently also of the five largest banks in Israel), along with a negative outlook and the possibility of another downgrade. On the other hand, it seems that the actual extent of the damage to the economic activity and general situation of the State of Israel was smaller than expected. In November 2024, a ceasefire was reached with the State of Lebanon, in the north of the country. However, the fighting in the Gaza Strip continues.

The Israeli military conducted further operations against Iranian assets. As a result, a state of emergency was declared in Israel, resulting in consequences and restrictions on the Israeli economy, which included, among other things, partial or complete closure of businesses, a “closed skies” policy and other limitations. After 12 days of hostilities, a ceasefire between Israel and Iran was reached in June 2025.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 1 - General (Cont.)

C.	The impact of Iron Sword War (Cont.)

As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. The ceasefires mark a potential shift towards stability in the region. If sustained, this could reduce the risk of potential disruptions to the Company’s business and the Israeli economy in general.

After the reporting date, on February 28, 2026, Israel and the United States launched a combined attack against government targets in Iran, prompting Iran to respond by firing missiles at Israel and other countries in the region. In response to these developments, the terrorist organization Hezbollah launched attacks against Israel, which expanded the front of combat on the northern border of the country. As a result, the Israeli government declared a state of emergency throughout the country, including restrictions on gatherings and a reduction in economic activity, except for essential workplaces, until March 12, 2026 which was later extended to March 26, 2026.

The Company’s management is continuously monitoring developments of the conflict in the region and acting in accordance with the directives of the various authorities. To date, management believes that the conflict did not have significant adverse effect on the company’s ability to access to financing arrangements, however the conflict might had an adverse effect on the company ability to achieve certain of its business targets on a timely manner, as expected by management (see also Note 1B above). Since these are events characterized by uncertainty, among other things, regarding the date of the end of the war and the indirect effects that may be caused by it, as of the date of approval of the financial statements by the Board of Directors, since this is an event beyond the Company’s control and characterized by uncertainty, inter alia as to when the War will end, the Company is unable to predict the intensity of the War impact on the Company’s financial condition and its operations results.

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

Assets, liabilities and transactions linked to or in foreign currency

C.	The functional currency and the presentation currency of the financial statements

1.	The Company prepares its financial statements in accordance with the currency of the country and principal economic environment in which it operates, which constitutes the functional currency from which it is primarily affected (the “Functional Currency”). Taking into consideration that most of the operational expenses and income are denominated in NIS, the Functional Currency of the Company is the NIS.

2.	The Company’s financial statements are presented in NIS.

1.	Financial assets and liabilities denominated in or linked to foreign currency are presented on the basis of the closing rate of exchange as of each reporting date.

2.	Transactions denominated in foreign currency are recorded upon initial recognition at the representative rate of exchange on date of the transaction. Exchange rate differences deriving from settlement of monetary items, at exchange rates that are different than those used in the initial recording during the period, or than those reported in previous financial statements, are carried to profit and loss.

3.	The following table presents data pertaining to the rate of change of the exchange rate of U.S. dollar, Euro and Israeli CPI (ICPI) during the reported periods:

	Year ended December 31,
	2025	2024	2023
	%	%	%
ICPI (2016 base year)	3.1	3.24	2.958
Representative exchange rate of U.S dollar/NIS	(0.3)	0.5	3.0
Representative exchange rate of Euro/NIS	(3.6)	(5.3)	6.9

E.	Cash and cash equivalents

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

When it is determined that the cost of inventory is not recoverable, such inventory is written down to its net realizable value.

G.	Property and equipment

Property and equipment items are presented at cost, less accumulated depreciation and net of accrued impairment losses, if any. Cost includes, in addition to the acquisition cost, all of the costs that can be directly attributed to the bringing of the item to the location and condition necessary for the item to operate in accordance with the intentions of management.

 SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

G.	Property and equipment (Cont.)

Depreciation is calculated using the straight-line method over the estimated useful lives of the fixed asset items or of a discernible component.

The annual depreciation rates are as follows:

%
Computers	20-33
Office furniture and equipment	6-7
Leasehold improvements	The shorter of the contract period or the life span of the leasehold improvement

H.	Impairment of non-monetary assets

Non-monetary depreciable assets are tested for possible impairment in value when events or circumstances occur that may indicate that the carrying value of the given asset is not recoverable. When the carrying value of an asset in the statement of financial position exceeds its recoverable value, the Company recognizes an impairment loss in an amount equal to the difference between the carrying value of the asset and its recoverable value, which is the higher of its fair value less costs of disposal and its value in use (the present value of the estimated future cash flows expected to derive from the use and realization of the asset). For purposes of assessing an impairment, the assets are allocated to the lowest possible level in respect of which there are separate identifiable cash flows (cash-generating units).

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

Through all reported periods, the terms for the capitalization of the development costs as an intangible asset were not met.

J.	Revenue recognition

The Company recognizes revenues in accordance with IFRS No. 15, Revenues from contracts with customers (“IFRS 15”).

Revenue is recognized either at a point in time or over time, when (or as) the Company satisfies performance obligations by transferring the promised goods or services to its customers.

A performance obligation is satisfied over time if one of the following criteria is met: (i) the customer is receiving and consuming the benefits of the Company’s performance as the Company performs; (ii) the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced or (iii) the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to that date. Otherwise, a performance obligation is satisfied at a point in time.

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

A promised good or service is considered distinct if both a). the customer can benefit from the good or service on its own or with other readily available resources and b). the good or service is separately identifiable from other promises in the contract.

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

In certain agreements, the Company provides the customer an assurance that is beyond the obligation that the item supplied meets the characteristics and specifications agreed upon between the parties (the “Extended Warranty”). These service-type warranties are generally sold bundled together with the sale of the SaverOne System. Revenue from the rendering of Extended Warranty services is recognized over time, during the period the customer simultaneously receives and consumes the benefits provided by the Company’s performance.

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

As of December 31, 2025 and 2024, unbilled receivables balance amounted to NIS 914 and NIS 1,320, respectively, and are included within trade receivables balance in the statements of financial positions.

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

As part of future leasing payments, the Company includes fixed payments and variable payments linked to indexes or rates. In subsequent periods, the lease liability is measured at the present value of the future leasing payments. If necessary, the balance of the leasing liability is remeasured on a regular basis in order to reflect changes in future leasing payments as a result of changes in the Index. (Israeli CPI).

Right of usage assets are initially measured at cost, which includes the amount of the initial measurement of the liability, pre-paid leasing payments and direct costs incurred in the lease. In subsequent periods, usage right assets are measured by the cost model, less accumulated depreciation and less accrued impairment losses and also adjusted to reflect any remeasurements of the leasing liability. Usage right assets are depreciated on the straight-line method over the shorter of the leasing period or the useful lifespan of the asset (1 to 2 years).

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

Changes in the amount of the provision for credit losses is recognized in profit and loss under “general and administrative expenses”.

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

2.	Financial liabilities measured at fair value through profit and loss

This group includes financial liabilities that are designated by the Company’s management upon initial recognition as financial liabilities presented at fair value through profit and loss if they are qualified to such designation (e.g., certain warrants and certain promissory notes) that are subject to settlement in variable numbers of shares See also Note 2S below.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

O.	Financial liabilities (Cont.)

2.	Financial liabilities measured at fair value through profit and loss (Cont.)

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

Incremental and direct issuance costs were allocated to the components based on the same proportion as the allocation of the gross proceeds. The portion of issuance costs that was allocated to instruments under fair value through profit and loss category are recognized immediately as finance expenses, the portion that was allocated to financial instruments measured at amortized costs are deducted from the applicable financial instrument, and the portion of issuance costs related to equity instruments was deducted from additional-paid in capital.

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

The liability of the Company in respect of post-employment benefits is accounted for as a defined contribution plan. The Company has defined contribution plan in accordance with section 14 of Israel’s Severance Pay Law – 1963. The actuarial and economic risks in respect of this plan are not borne by the Company. Under this plan, during the employment period, the Company makes regular payments to an independent entity, without the Company having any legal or implied obligation to make any additional payments in the event that sufficient amounts have not been accrued in the plan. Deposits in a defined contribution plan are included as an expense when the amount is deposited in the plan, concurrent with the receipt of the work services from the employee and no additional amount need be provided for in the financial statements. The Company regularly deposits money in respect of its liabilities to make severance payments of its employees in pension funds and insurance companies.

The following tabular represents amounts paid under defined contribution plan:

	Year ended December 31,
	2025	2024	2023
Expenses related in respect of defined contribution plan	1,597	1,698	1,462

2.	Short-term employee benefits

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

Share-based compensation transactions that are settled by equity instruments that were executed with employees or others who render similar services are measured at the date of the grant, based on the fair value of the granted equity instruments. The vesting conditions, except for market conditions, are not taken into consideration in estimating the fair value, but rather by adjusting the number of equity instruments included in the measurement of the transaction amount. Such amount is recognized as an expense against a corresponding increase in equity over the period in which the employees’ right to exercise or receive the equity instruments has vested.

The expense in respect of a share-based payment relating to grants contingent upon vesting conditions that are not market conditions is adjusted at the end of each reporting period in order to reflect the number of the equity instruments expected to vest.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met.

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

Y.	A summary of new financial reporting standards that came into effect during the period and which are relevant to the Company’s activities

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2025 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

1.	New Standards adopted at 1 January 2025

Amendments to IAS 21: Lack of Exchangeability

On 15 August 2023, the International Accounting Standards Board (IASB) issued Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates) (“the amendments”).

IAS 21 sets out the requirements for determining the exchange rate to be used for recording a foreign currency transaction into the functional currency and translating a foreign operation into a different currency.

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments became effective to annual reporting periods beginning on or after 1 January 2025.

The adoption of the amendments did not have significant effect on the financial statements.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

Z.	A summary of new reporting standards not yet effective and which are relevant to the Company’s activities

1.	IFRS 18, Presentation and Disclosure in Financial Statements

On 9 April 2024 the International Accounting Standards Board (IASB) published IFRS 18.

IFRS 18, replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

●	IFRS 18 will change the structure of the profit or loss report and will include three new defined categories: operating, investment and financing and will add two new interim summaries: operating profit and profit before financing and income taxes.

●	IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (Management-defined performance measures).

●	IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as “other”.

●	IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after 1 January 2027. Early application of IFRS 18 is permitted.

The company is examining the possible impact of the new standard on the financial statements, but at this stage it is unable to assess such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

2.	Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

●	A clarification that a financial liability is derecognized on the ’settlement date’ and introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date

●	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed

●	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 2 - Material accounting policies (Cont.)

Z.	A summary of new reporting standards not yet effective and which are relevant to the Company’s activities (Cont.)

2.	Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7 (Cont.)

●	Introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI)

The Amendments are effective for annual periods starting on or after 1 January 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the financial statements.

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

Development expenses are capitalized and recorded as an asset, commencing with the phase during which technological feasibility is achieved, when the company has intentions and the ability to complete and use (or sell) the asset, when it is expected that the developed asset will generate future economic benefits and when it is possible to estimate the development costs in a reliable manner. In determining whether an expense qualified for capitalization, management estimates the cash flows expected to derive from the asset, the timing of such flows, the discounting rates and the expected benefit period. As noted in Note 2I above, through all of the reported periods, management determined that the aforesaid conditions were not met and thus development costs were not capitalized.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 3 - Significant accounting estimates and considerations (Cont.)

C.	Liability in respect of government grants

Government grants in respect of a research and development project and marketing project are recognized as a liability and are measured at their fair value as of the receipt date, unless at that date, it is reasonably assured that the amount received will not be refunded. In addition, following the initial recognition, in future periods the company is required to reassess the liability and to recognize any change in the fair value of the expected cash flow discounted by the original interest rate, in profit or loss. In determining these assumptions, management makes use of a forecast regarding revenues expected to derive from the items in respect of which the grants were received and the royalties that have to be paid in respect thereof. There exists a degree of uncertainty in respect of the estimated future cash flows, timing of such cash flows and estimate of the discount rate used in determining the amount of the liability. See also Note 11 below.

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

Note 4 - Cash and cash equivalents

Composition:

	As of December 31,
	2025	2024
Cash in new Israeli shekels	191	830
Cash in foreign currency (*)	13,953	12,468
	14,144	13,298

(*)	As of December 31, 2025, including short-term bank deposits for a period less than 3 months at an average interest rate of 3.527%

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 5 - Trade receivables, net

A.	Composition:

	As of December 31,
	2025	2024
Current:
Open balances	724	1,105
Unbilled	462	516
	1,186	1,621

Non-current:
Unbilled	452	804
	452	804

B.	Trade receivables are generally non-interest bearing When the payments schedule provides the customer with a significant benefit of financing (i.e. when the period between the transfer of the promised good or service and the payment is over one year) the transaction price is discounted, using an interest rate that represents the applicable risk rate of the customers (7.5%).

The average credit period of trade receivables, after deducting advance payments from customers is 165 days.

As of December 2025, and 2024, the amount of trade receivables is net of provision for credit losses in an amount of NIS 89 and NIS 55

For details regarding credit risk, see Note 19B below.

Note 6 - Other current assets

Composition:

	As of December 31,
	2025	2024
Governmental institutions	135	225
Prepaid expenses	161	269
Proceeds from issuance of ADSs (*)	-	1,076
Other	91	116
	387	1,686

(*)	Relates to SEPA advance notice under the equity line, the amount was received in cash on January 2, 2025.

Note 7 - Inventory

Composition:

	As of December 31,
	2025	2024
Raw materials	2,464	3,875
Finished goods	1,349	1,138
	3,813	5,013

During the year ended Dember 31, 2025 the Company recognized an inventory write- down in the amount of NIS 377 to cover risks arising from slow-moving items or technological obsolescence.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 8 - Property and equipment, net

A.	Composition and changes in 2025

	Computers	Office furniture and equipment	Leasehold improvements	Total

Cost
At January 1, 2025	461	99	89	649
Additions	5	2	-	7
At December 31, 2025	466	101	89	656
Accumulated depreciation
At January 1, 2025	350	38	32	420
Depreciation	67	6	9	82
At December 31, 2025	417	44	41	502

Depreciated cost:
At December 31, 2025	49	57	48	154

Composition and changes in 2024

	Computers	Office furniture and equipment	Leasehold improvements	Total

Cost
At January 1, 2024	402	89	79	570
Additions	59	10	10	79
At December 31, 2024	461	99	89	649
Accumulated depreciation
At January 1, 2024	267	31	24	322
Depreciation	83	7	8	98
At December 31, 2024	350	38	32	420

Depreciated cost:
At December 31, 2024	111	61	57	229

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

As First Addendum constitute an amended lease that increased the scope of the lease by adding rights to use additional space and consideration the first addendum was accounted for as a change in the lease related to a separate lease. Accordingly, the Company measured the addition to the rental liability at the present value of the payments relating to the new space by discounting the additional rental payments using the Company’s incremental interest rate as of the date the addendum went into effect, determined to be a rate of 5%. As a result, there was an increase in the rental liability in an amount of NIS 533 which was recognized as an increase in the right for usage asset.

C.	On November 15, 2023, the Company entered into second addendum to the Rental Agreement (the “Second Addendum”), under which the Agreement and First Addendum were terminated on December 31, 2023 (instead of March 4, 2024), whereby the monthly fee for November and December 2023 will be paid in 3 equal installments linked to ICPI plus VAT, based on payment schedule determined in the Second Addendum. In addition, it was agreed that a new lease period will be commenced since January 1, 2024 over a limited period of 42-months in respect to office spaces and several parking spaces in return for a monthly rent of NIS 39 plus VAT. However, a grace period was given for the first 3-months (January - March 2024) for the rental fee but excluding the management fee.

In addition, as part of the terms of the Second Addendum, the Company was required to make a deposit of NIS 216 as of December 31, 2025, restricted as to withdrawal, in order to guarantee its compliance with the terms of the commitment.

Taking into consideration that the consequences of the Addendum constitute an amended lease that increases the term of the lease for additional period of approx. 39 months, it was accounted for as a lease modification. Accordingly, the Company remeasured the rental liability at the present value of the updated rental payments using the Company’s incremental interest rate as of the date the Addendum went into effect, determined to be a rate of 7.8%. As a result, there was an increase in the rental liability of NIS 1,129 which was recognized as an increase in the right for usage asset.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing (Cont.)

D.	Right for usage asset

Changes in 2025:

Office building and parking spaces
Cost
Balance as of January 1, 2025	2,691
Additions	-
Balance as of December 31, 2025	2,691
Accumulated amortization
Balance as of January 1, 2025	1,740
Additions	380
Balance as of December 31, 2025	2,120
Amortized cost as of December 31, 2025	571

Changes in 2024:

Office building and parking spaces
Cost
Balance as of January 1, 2024	2,691
Additions	-
Balance as of December 31, 2024	2,691
Accumulated amortization
Balance as of January 1, 2024	1,420
Additions	320
Balance as of December 31, 2024	1,740
Amortized cost as of December 31, 2024	951

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing (Cont.)

E.	Lease liability

Changes in 2025:

Office building and parking spaces

Balance as of January 1, 2025	1,075
Interest expenses	67
Lease payments	(469)
Balance as of December 31, 2025	673

Changes in 2024:

Office building and parking spaces

Balance as of January 1, 2024	1,332
Additions	-
Interest expenses	95
Lease payments	(352)
Balance as of December 31, 2024	1,075

F.	Amortization period and amortization method

In respect to amortization period and amortization method, see Note 2L above.

G.	Amounts recognized in statements of cash flow:

	Year ended December 31,
	2025	2024	2023
Amortization of the right for usage asset	380	320	425
Interest expense in respect of leasing	67	95	22
Repayment of principal in respect of leasing	469	352	467

Total negative cash flows in respect of leasing for the years ended December 31, 2025, 2024 and 2023 are approximately NIS 536, NIS 447 and NIS 489, respectively.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 9 - Leasing (Cont.)

H.	Analysis of contractual payment dates of leasing liability at December 31, 2025:

Up to a year	469
1-2 years	271
2-3 years	-
Total (undiscounted)	740
Discount effect	(67)
Net present value	673

Note 10 - Other current liabilities

Composition:

	As of December 31,
	2025	2024

Employees and salary-related institutions (*)	1,768	1,868
Accrued expenses	974	1,123
	2,742	2,991

(*)	Includes balance of NIS 381 and NIS 125 in respect of management fees to related party as of December 31, 2025 and 2024, respectively. (see Note 18A below).

Note 11 - Liability in respect of government grants

A.	Since its Inception Date, the Company has received grants in respect of participation in research and development from the IIA, in a total amount of NIS 1.7 million. In return, the Company undertook to pay royalties at a rate of 3% of the revenues to derive from the know-how and technology to be developed as part of the projects in respect of which such financing was received. The liability amount is linked to the U.S. dollar. Until December 31,2023 the Liability was subject to LIBOR interest rate and commencing January 1,2024 the interest rate was replaced with Term SOFR (Secured Overnight Financing Rate).

The Company recognized a liability in respect of these grants at the initial recognition date in an amount equal to the fair value of the liability, based on the present value of the royalty payments payable to the IIA as a percentage of sales, discounted at a discount rate of 20%, as assessed by the Company’s management on the basis of an independent third-party valuation. The difference between the amount of the grant received and the amount recognized as a liability upon initial recognition, as above, was carried to profit and loss against research and development expenses. Periodic changes in the present value of the liability are carried to profit or loss as part of financing expenses or income.

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

During the year ended December 31, 2023, an amount of NIS 299 was received and recognized in profit or loss, as grants (see Note 15B below). As of December 31, 2024 and 2025, liability was not accrued for royalties towards Israeli Ministry of Economy based on estimation of management it is currently reasonably assured the amount received will not be refunded.

The following tabular represents the changes in liability in respect of government grants in the reported periods:

	Year ended December 31,
	2025	2024	2023

Balance as of January 1,	960	1,328	1,254
Adjustment of the liability in respect of government grants in respect of change in the expected discounted cash flows and exchange rate differentials (*)	(735)	(224)	74
Royalties payable to the IIA	(50)	(144)	-
Balance as of December 31,	175	960	1,328

	December 31,
	2025	2024

Current liability	62	239
Non-current liability	113	721
Balance as of December 31,	175	960

(*)	Due to a change in management assessment regarding the amount and timing of the expected cash flows, the Company recognized a decrease in the liability in respect of government grants in the years ended December 31, 2024 and 2025.

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

On August 26, 2024, the Company completed an asset purchase agreement for the Generation-3 camera products and intellectual property (IP) of Micronet Ltd. (hereinafter - “Micronet”), an Israeli public company which is a developer of advanced telematics systems, cameras, and Driver Monitoring Systems (DMS). Under the terms of the agreement, the Company acquired the intellectual property and inventory related to Micronet’s Generation 3 camera at no upfront cost. The acquisition was structured as an earn-out agreement, with future royalty payments to Micronet contingent upon the sale of products incorporating the acquired camera technology, if any.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 12 - Commitments and contingencies

B.	Asset purchase agreement (Cont.)

As the transaction represented the acquisition of intangible assets (IP) for contingent variable consideration that depend, among others, on the company’s future actions, it was determined that the company’s obligation to future payment does not meet the definition of a financial liability. Thus, it was determined that any amounts that the company will be required to be pay as future royalty payments due to sales of products incorporating the acquired Micronet camera technology, will be recognized as expense, in the periods when such sales will be reflected as revenues. In the years ended December 31 2024 and 2025, the Company dis not had any revenues on Micronet IP and thus, it was not required to pay any royalties.

C.	Leasing transaction - see Note 9 above.

Note 13 - Share capital and reserves

A.	Composition of share capital

	December 31
	2025		2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Ordinary shares, par value NIS 0.01 each (*)	500,000,000,000	10,255,904,346	1,000,000,000	415,103,076

(*)	On August 18, 2025, at the adjourned Annual General Meeting, the Company’s shareholders approved, among others, to increase the Company’s registered share capital to 500,000,000,000 ordinary shares, and the authorization of the board of directors to effect a reverse share split of the Company’s issued and outstanding ordinary Shares, at a ratio ranging from 1:50 to 1:200, to be determined at the Board’s discretion at any time within 12 months from the date of the Meeting. However, as of the date of approval of the financial statements for issuance no decision to perform reverse share split was received by the board of directors.

In June 2022, the Company completed an underwritten initial public offering in the United States (the “U.S. IPO”) on the Nasdaq under in which the Company issued and sold units consisting of American Depositary Shares (“ADS”), and warrants to purchase ADS. The ADSs and Warrants are traded on the Nasdaq under the symbols “SVRE” and “SVREW”, respectively. As of the date of the U.S. IPO each ADS represented five (5) Ordinary Shares.

On October 28, 2024, the Company effected the change in the ADS ratio from one (1) ADS representing five (5) Ordinary Shares, to one (1) ADS representing ninety (90) Ordinary Shares. On February 21, 2025, the Company effected an additional change in the ADS ratio from one (1) ADS representing ninety (90) Ordinary Shares, to one (1) ADS representing one thousand two hundred (1,200) Ordinary Shares. On June 11, 2025, the Company effected an additional change in the ADS ratio from one (1) ADS representing one thousand two hundred (1200) Ordinary Shares, to one (1) ADS representing three thousand six hundred (3,600) Ordinary Shares. On Dec 10, 2025, the Company effected an additional change in the ADS ratio from one (1) ADS representing three thousand six hundred (3,600) Ordinary Shares, to one (1) ADS representing ten thousand eight hundred (10,800) Ordinary Shares. Subsequent the reporting date, on February 25, 2026, the Company effected an additional change in the ADS ratio from one (1) ADS representing ten thousand eight hundred (10,800) Ordinary Shares, to one (1) ADS representing forty three thousand two hundred (43,200) Ordinary Shares. Accordingly, as of December 31, 2025, each ADS represents 10,800 shares, and as of the date of approval of the financial statements each ADS represents 43,200 shares. All per ADS amounts in the financial statements were adjusted to reflect the most recent change in the ADS ratio.

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

C.	Changes in the issued and outstanding share capital

	2025	2024	2023
Balance as of January 1	415,103,076	69,579,231	27,780,896

Issuance of ADSs as commitment shares for receiving an equity line	-	-	340,760
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line - SEPA	-	17,375,000	21,530,865
Issuance of ADSs resulted from partial exercise of Commitment Amount under equity line - New SEPA	6,741,784,800	240,390,000	-
Repayment of Promissory Notes through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line- SEPA	-	-	11,503,375
Repayment of Promissory Notes through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line - New SEPA	2,417,340,000	74,793,290	-
Repayment of Promissory Notes through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line - SEPA III	486,000,000	-	-
Issuance of ADSs through public offering transaction as part of shelf prospectus (4)	195,428,970	12,555,555	8,333,335
Exercise of restricted share units into ordinary shares (6)	247,500	360,000	90,000
Issuance of ADSs to a supplier	-	50,000	-
Balance as of December 31	10,255,904,346	415,103,076	69,579,231

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(1)	As noted in Note 1B above, on June 7, 2022, the Company completed the U.S. IPO under which the Company received gross proceeds of approximately $13 million (approximately NIS 43,441), before deducting underwriting discounts and offering expenses payable by the Company, for the issuance and sale of a total number of 15,750,885 Company shares (represented by 365 ADS). As part of the U.S. IPO the company issued 2,941,918 warrants exercisable into the same number of ADS over a limited period of 5-years from the issuance date at an original exercise price of $5.00 (the Warrants are subject to a cashless exercise mechanism upon under certain events).

As the exercise price of the Warrants is determined in foreign currency and as the Warrants might be exercisable to variable number of shares due to cashless exercise mechanism, the Warrants are accounted for as a derivative financial liability.

At the initial recognition date the gross proceeds of the US IPO received was allocated to identified components as follows:

Fair value at Closing Date

Derivative warrant liability (*)	3,947
Pre-funded warrant and ADSs	39,494
Total gross consideration	43,441

(*)	The fair value of the derivate warrant liability was determined and estimated at level 1 in the fair value hierarchy based on the price of the Warrants of $0.3508 which was an average quoted market trading price in the first four business days following the Closing Date.

During January 2025, as part of securities purchase agreements with certain institutional investors of selling through a registered direct offering the company issued to the investors, unregistered warrants to purchase ADSs up to an aggregate of 390,857,940 ordinary shares (exercisable up to 9,048 ADSs, with an exercise price of $383.88 per ADS). As the exercise price of such warrants is denominated in US Dollars they are accounted for as derivative warrant liability. Upon initial recognition, the company allocated an amount of NIS 3,557 to the derivative warrant liability out of the issuance proceeds (for further information see also Note 13 C4 below).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(1)	(Cont.)

The following tabular presentation reflects the reconciliation of the fair value of derivative warrant liabilities during the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024	2023

Opening balance	-	274	1,151
Recognition of fair value of warrants issued at effective date of the securities purchase agreements	3,557	-	-
Revaluation of derivative warrant liability exercisable for ADSs (see Note 16B below) (*)	(3,557)	(274)	(877)
Closing balance	-	-	274

(*)	Due to lack of trading activity of the Warrant, as of December 31, 2025 and 2024, the management estimated the fair value of the Warrant by using Black-Scholes-Merton pricing model in which the assumptions that have been used were as follows: expected dividend yield of 0%; risk-free interest rate of 3.64%; expected volatility of 87.26%, exercise period and exercise price based on stated terms and ordinary share price of NIS 0.001 which represents the quoted market price.

As of December 31, 2025 and 2024, the measurement of the aforesaid derivative warrant liability was classified at level 3 in the fair value hierarchy.

(2)	On December 11, 2022, the Company entered into the PIPE Agreement with an accredited investor (the “PIPE Purchaser”), under which the Company sold to the PIPE Purchaser 4,045,305 Shares (represented by 94 ADSs) for total net proceeds of approximately $1.5 million (approximately NIS 5,141) (the “Proceeds”).

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

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(3)	First SEPA agreement

On June 5, 2023, the Company entered into the SEPA with  Yorkville, under which the Company was granted the right, but not the obligation, to sell to Yorkville from time to time up to the Commitment Amount of the Company’s ADSs, during a limited period of 48-months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. At the Company’s option, the ADSs would be purchased by Yorkville from time to time at a price equal to 95% of the lowest of the 3 daily Volume Weighted Average Price (“VWAPs”) of the Company’s ADSs for such trading day on the Nasdaq during regular trading hours as reported by Bloomberg L.P during a 3 consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such the Advance Shares.  As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ADSs up to the Commitment Amount, the Company issued 340,760 ordinary shares (represented by 8 ADSs) (the “Commitment Shares”) to Yorkville. The Company incurred direct and incremental issuance costs amounted to $70 thousand (approximately NIS 260).

Pursuant to the SEPA, Yorkville was not be obligated to purchase or acquire any ADSs under the SEPA which, when aggregated with all other ADSs or ordinary shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of the Company’s ordinary shares.

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

Second SEPA agreement

On July 16, 2024 (the “Effective Date”), the Company entered into a second Standby Equity Purchase Agreement (the “New SEPA”) with Yorkville. Upon the effectiveness of the New SEPA, the previous SEPA was terminated.

Pursuant to the New SEPA, subject to certain terms and conditions set forth in the agreement, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs”, for an aggregate subscription amount of up to $15 million (the “Commitment Amount”), at any time from Effective Date until July 16, 2027, unless earlier terminated pursuant to the New SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). The Company did not have the right to require Yorkville to subscribe for any ADSs under the New SEPA if a balance remains outstanding under a Promissory Note without Yorkville’s consent, unless an Amortization Event (if the daily VWAP will be less than the Floor Price, as defined in the agreement or if Yorkville cannot use the registration statement to sell ADSs) has occurred and the proceeds of any Advance is applied towards repayment of a balance under a Promissory Note. During an Amortization Event, the Company was required to make monthly payments under the Promissory Notes of $500 thousand of principal, or the outstanding principal if less than such amount, plus 10%, plus all accrued and unpaid interest on the principal amount, unless waived by Yorkville. During late 2024, the daily VWAP was below the Floor Price as defined in the Promissory Notes and thus it was determined that an Amortization Event has occurred. However, on December 6, 2024, Yorkville waived through January 31, 2025 any Amortization Event under the SEPA as a result of a Floor Price Event (such waiver was extended until April 21, 2025).

Under the New SEPA, Yorkville advanced to the Company the principal amount of $3,000 thousand (the “Pre-Paid Advance” or the “Third Promissory Note”), which was evidenced by convertible three notes, which were convertible into Company’s ADSs. The Pre-Paid Advance was subject to a discount in the amount equal to 3% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”) and in addition, the company was required to pay Structuring and Due Diligence Fee of $15 (the “Fee”). The first Pre-Paid Advance in a principal amount of $1,000 thousand was advanced on July 17, 2024, the second Pre-Paid Advance in a principal amount of $1,000 thousand was subject to filing of F-1 Registration Statement, the second Pre-Paid Advance in a principal amount of $1,000 thousand and was advanced on July 26, 2024. The third Pre-Paid Advance in a principal amount of $1,000 thousand was subject to the effectiveness of the F-1 Registration Statement, which effectiveness was declared on August 6, 2024. Following the effectiveness, Yorkville and the Company intend to utilize the New SEPA as the ongoing funding mechanism in lieu of previous SEPA.

Due to the 3% discount of the Promissory Notes and the Fee, the net amount received for the Promissory Notes amounted to $2,895 thousand (NIS 10,763) of which, $1,049 thousand was received as a settlement of the entire balance of the Second Promissory Note (plus accrued and unpaid interest thereon) and the remaining amount of $1,846 thousand (approx. NIS 6,903) was received in cash.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(3)	(Cont.)

Second SEPA agreement (Cont.)

Principal, interest and any other payments due under the Third Promissory Notes shall be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Except as specifically permitted by the terms of the Promissory Notes, the Company was not able to prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal (such amount, the “Conversion Amount”) into ADSs at the Conversion Price (as defined in the agreement). The number of Conversion Shares issuable upon conversion of the Conversion Amount was required to be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Promissory Notes, the lower of (i) $126.78 per ADS, or (ii) 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the Conversion Date or other date of determination, but not lower than $20.83 per ADS. The Conversion Price was required to be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes.

As the Promissory Notes entitled Yorkville to require settlement with variable number of ADS through the conversion mechanism described above, it was determined that the embedded conversion option was not eligible to equity classification, and thus the company elected to designate the entire liability amount at fair value thorough profit or loss measurement category.

During the period commencing on the Effective Date of the New SEPA through December 31, 2024, the Company sold 74,793,290 ordinary shares represented by 1,731 ADSs to Yorkville at fair value of $2,382 thousand (approximately NIS 8,860) as a partial repayment of the Third Promissory Notes in the amount of $2,250 thousand (approximately NIS 8,373). Thus, as of December 31, 2024 the remaining outstanding balance of the Promissory Notes measured at fair value (the Third Promissory Note) was $ 750 thousand (approximately NIS 2,735).

In addition, during the period commencing on the Effective Date of the New SEPA through December 31, 2024, the Company sold 240,390,000 ordinary shares represented by 5,565 ADSs to Yorkville for a total purchase price of $2,734 thousand (approximately NIS 9,970) out of the Commitment Amount under SEPA. The difference between the fair value of the ADSs issued of $171 thousand (approximately NIS 622) to the above aggregate purchase price received was recorded as finance expenses. See Note 16A below.

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

On March 19, 2025, Yorkville agreed to modify the Fourth Promissory Note to postpone the remaining nine monthly payment thereunder by 30 days from the original payment schedule such that the maturity date was extended to December 11, 2025. The company analyzed the terms of the Fourth Promissory Note before and after the modification and determined that the effect was insignificant.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(3)	(Cont.)

Second SEPA agreement (Cont.)

During the year ended December 31, 2025, the Company sold to Yorkville 6,741,784,800 ordinary shares as a partial exercise of Commitment Amount under equity line (New SEPA) and 2,417,340,000 as a partial repayment of Promissory Notes totaling  9,159,124,800 ordinary for a total of $8,065 thousand (approximately NIS 28,844) out of the Commitment Amount under the New SEPA, of which NIS 21,962 through partial exercise of commitment amount under equity line and NIS 6,875 as partial repayment of Promissory Notes under the New SEPA. As of December 31, 2025, the Company repaid the entire balance of the Third Promissory Note and the Fourth Promissory Note.

During the year ended December 31, 2025, for some of the Advance Notices under the New SEPA, the parties agreed to utilize the credit line by selling ADSs to Yorkville, at an agreed upon purchase price equal to 95% of the quoted market price at the time of the applicable advance notice (i.e. not based on the New SEPA mechanism). Accordingly, such transactions were accounted for as equity issuance with no effect on profit or loss.

Third SEPA agreement

On October 30, 2025, the Company entered into a third SEPA agreement (“SEPA III”), pursuant to which Yorkville has committed to purchase up to $50.0 million of Company’s ADSs at Company direction from time to time during the commitment period, subject to the restrictions and satisfaction of the conditions in the SEPA III. Pursuant to the SEPA III, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs for an aggregate subscription amount of up to $50 million (the “Commitment Amount”), at any time from the date of the SEPA III until October 25, 2028, unless terminated earlier pursuant to the SEPA III (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”).

Under the SEPA III, Yorkville advanced to the Company the principal amount of $1,500,000 (the “Pre-Paid Advance”), which is evidenced by a promissory note (the “Promissory Notes”). The Promissory Note (i) bears an interest at a rate of 8.0%, (ii) was issued with a 3% discount, (iii) has a maturity date of October 30, 2026, and (iv) is required to be repaid in cash in 10 equal monthly installments beginning on January 28, 2026. Yorkville may declare the full unpaid principal amount of the Promissory Note, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment events. Upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Convertible Debenture at a rate of 18% per annum.

Yorkville is not required to subscribe for or acquire any ADSs under the SEPA III if those ADSs, when aggregated with all other ADSs or Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 9.99% of the outstanding ADSs or Ordinary Shares.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(3)	(Cont.)

Third SEPA agreement (Cont)

The Company undertook to pay to Yorkville a structuring fee in the amount of $25,000, and commitment fee in an amount equal to 1.00% of the Commitment Amount (the “Commitment Fee”), of which (i) one-fifth (20%) of the Commitment Fee (i.e, $100,000 to be paid in ADS) is due within 5 days of the date of the SEPA III, (ii) within 5 days of the date upon which the Company has received aggregate Advances (including the Pre-Paid Advance) thereunder equal to or exceeding $10,000,000, an additional one-fifth (20%) of the Commitment Fee, and (iii) thereafter an additional one-fifth (20%) of the Commitment Fee following receipt by the Company of aggregate Advances equal to or exceeding each additional $10,000,000, in each case by the issuance to Yorkville on the date such portion of the Commitment Fee is due of such number of ADSs that is equal to the portion of the Commitment Fee due divided by the average of the daily VWAPs of the ADSs during the 3 Trading Days immediately prior to the date such portion of the Commitment Fee is due (collectively, the “Commitment Shares”).

After deducting the 3% discount and legal fees, the net cash received by the Company amounted to approximately $1,430 thousand (approx. NIS 4,650). The Promissory Note may be repaid in cash or through issuance of ADSs pursuant to Advances under the New SEPA. Upon the effectiveness of SEPA III, the New SEPA was terminated.

In accordance with IFRS the transaction was accounted for as an issuance of a package that includes (1) Company right to sell Advance Shares (the “Put Options”), (2) Promissory Note and (3) Company shares under the Commitment Fee.

At the initial date, the SEPA III essentially constituted a series of Put Options held by the Company under which the Company may (but not obliged to) sell to Yorkville ordinary shares at a sale price representing a discount at a rate of 3% of the share market price at the exercise date of such put option. At subsequent date, upon exercise of each of the Put Options, a financial liability will be recognized at fair value through profits and loss over a limited period until the determination of the exercise price based on the aforesaid VWAP mechanism.

At the initial date, the proceeds received by the Company were allocated to the Promissory Note based on its fair value amount of $1,430 thousand (approx. NIS 4,650). Thus, there was no remaining amount to be allocated to the Shares as a residual amount. At subsequent dates, the Company recognized a discount expense over the economic life of the Promissory Note based on the effective interest rate method. As the Put Options held by the Company which entitle the Company to sell to Yorkville ordinary shares at a sale price representing a discount at a rate of 3% of the share market price at the exercise date of such put option, it was determined that the fair value of such options from the perspective of the Company is zero upon initial recognition and throughout the term of the third SEPA agreement.

During the period from the commencement of SEPA III through December 31, 2025, the Company sold 486,000 ordinary shares to Yorkville as a partial repayment of the promissory notes in the amount of for a total of $61 (approximately NIS 195). Thus, as of December 31, 2025 the remaining balance of the 2025 notes is approx. $1,408 thousand related to SEPA III (approximately NIS 4,484).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

The following table represent the transactions in the Promissory Notes in the years ended December 31, 2025 and 2024:

	Year ended December 31,	Year ended December 31,
	2025	2024
Opening balance	6,336	7,139
Net amount received from the Third Promissory Note	-	6,903
Repayment of Promissory Notes and accrued interest through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	(6,775)	(12,581)
Recognition of discount, interest expenses related to the First, Second and Fourth Promissory Notes (see Note 16A below)	219	439
Recognition of interest and revaluation expenses related to the Third Promissory Note (see Note 16A below)	376	889
Recognition of interest and revaluation expenses related to the Fifth Promissory Note (see Note 16A below)	127
Net amount received from the Fourth Promissory Note	-	3,629
Net amount received from the Fifth Promissory Note	4,650
Repayment of Promissory Notes and accrued interest	(195)
Income from exchange rate differentials	(254)	(82)
Closing balance	4,484	6,336

(4)	On December 13, 2023, the Company entered into the Purchase Agreement with Yorkville under which the Company sold to Yorkville through the Registered Direct Offering 8,333,335 ordinary shares represented by 193 ADSs for total gross proceeds of $1,000 thousand (approximately NIS 3,685), before deducting the offering expenses payable by the Company.

On June 25, 2024, the Company entered into a securities purchase agreement pursuant to which the Company agreed to sell and issue to two institutional investors through a registered direct offering 12,555,555 ordinary shares represented by 291 ADSs for total gross proceeds of $1,130 thousand (approximately NIS 4,222). The ADSs were issued pursuant to a prospectus supplement, dated as of December 13, 2023, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3, which became effective on September 27, 2023.

On January 30, 2025, the Company entered into securities purchase agreements with certain institutional investors of selling through a registered direct offering an aggregate of 195,428,970 ordinary shares (represented by 4,524ADSs) with an offering price of $335.9 together with unregistered warrants to purchase ADSs up to an aggregate of 390,857,940 ordinary shares (exercisable up to 9,048 ADSs, with an exercise price of $383.88 per ADS) for gross amount of $1,520 thousand (approximately NIS 5,487). In addition, the Company issued to the Placement Agent warrants to purchase up to an aggregate of 13,680,000 ordinary shares (exercisable up to 317 ADS’s, with an exercise price of $419.88 per ADS) representing share-based payment of approx. NIS 191. The net cash amount received under such agreement was NIS 4,900. As the exercise price of the warrants is denominated in US Dollars they are accounted for as derivative warrant liability. Upon initial recognition, the company allocated an amount of NIS 3,557 to the derivative warrant liability out of the issuance proceeds and the remaining gross consideration of NIS 1,930 was allocated to the ADS. The issuance expenses of NIS 778 (of which NIS 587 in cash and NIS 191 as share-based

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 13 - Share capital and reserves (Cont.)

C.	Changes in the issued and outstanding capital (Cont.)

(4)	payment to the Placement Agent) were allocated to financial instruments based on the same proportion mentioned above. Thus, an amount of NIS 504 related to the derivative warrant liability recognized immediately as part of financing expenses and the remaining expenses amount of NIS 274 allocated to the ordinary shares was recognized as a deduction from equity, resulting net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction amount of NIS 1,657 in equity

(5)	In December 2025 and December 2024 and 2023, 247,500 and 360,000 and 90,000 RSUs granted to the Company’s CEO have been exercised into the same number of ordinary shares of the Company, respectively.

Note 14 - Share-based payment

A.	Option plan

The Company has adopted the SaverOne 2014 Ltd. 2015 Share Incentive Plan (the “Plan”), under which the Company is entitled to grant options, restricted shares and restricted share units to designated participants to purchase ordinary shares of the Company. Under the Plan, options forfeited or cancelled prior to their expiration date, become available for future grants. Unless stipulated otherwise by the Company’s Board of Directors, the unexercised options will expire 10-years period following the grant date. The Plan is subject to article 102 of the Israeli Income Tax Ordinance (New Version) - 1961 (the “Income Tax Ordinance”), as part of the equity track with a trustee. As of December 31, 2025, the Company has 3,589,147 options available for future grants.

B.	Grants

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

2025

During the year ended December 31, 2025, no option grants were approved or granted to employees or other grantees under the Company’s option plan.

The fair value of the options granted, as above, was estimated using the Black and Scholes model. The parameters used in calculating the model were as follows:

	2024 grants	2023 grants

Price per share	NIS 0.22-0.93	NIS 0.87 - 1.05
Exercise price	NIS 0.258-0.837	NIS 0.93 - 1.09
Expected volatility (%)	119.85%	112.28 - 116.03
Expected term (in years)	6.25	6.25
Risk-free interest (%)	4.5	4.5
Expected dividend rate (%)	-	-

The total compensation cost related to all of the Company’s equity-based awards recognized during the years ended December 31, 2025, 2024 and 2023 was comprised as follows:

	Year ended December 31,
	2025	2024	2023
Research and development	51	145	354
General and administrative	124	453	624
Total	175	598	978

The following table presents additional information relating to the share-based payment under the Plan:

	2025		2024		2023
	Number of options	Weighted average of the exercise price	Number of options	Weighted average of the exercise price	Number of options	Weighted average of the exercise price

Outstanding at the beginning of the year	1,763,854	5.54	1,805,230	5.55	1,826,519	5.74
Granted (*)	-	-	194,500	0.47	291,000	1.021
Forfeited	(253,001)	1.87	(235,876)	1.82	(312,289)	2.59
Exercised (*)	-	-	-	-	-	-
Outstanding at the end of the year	1,510,853	5.98	1,763,854	5.54	1,805,230	5.55
Exercisable at the end of the year	1,315,970	6.69	1,227,722	7.43	982,967	7.98

(*)	Excluding grant of 900,000 RSUs to the Company’s CEO during 2023.

As of December 31, 2025, there was NIS 55 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense over the requisite service periods, which results in a weighted average period of approximately 2.7 years over which the unrecognized compensation expense is expected to be recognized.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 15 - Notes to the statements of comprehensive loss

A.	Research and development expenses, net

	Year ended December 31,
	2025	2024	2023
Salary and related expenses (1)	13,176	13,586	12,962
Consulting and professional services	2,028	2,422	4,153
Subcontractors	993	641	2,406
Computer maintenance	872	996	827
Car maintenance	516	561	754
Depreciation and amortization	462	417	523
Office maintenance	372	347	400
Miscellaneous	479	427	836
Total	18,898	19,397	22,861
	51	145	354

(1)	Including share-based payment

B.	Selling and marketing expenses, net

	Year ended December 31,
	2025	2024	2023
Investors relationship	1,532	2,477	2,108
Salary and related expenses	1,086	1,580	1,639
Miscellaneous	737	739	339
Less government grants (1)	-	-	(299)
Total	3,355	4,796	3,787

(1)	See Note 11B above.

C.	General and administrative expenses

	Year ended December 31,
	2025	2024	2023
Salaries and related expenses (1)(2)	3,190	3,440	2,632
Consulting and professional services	3,341	4,094	3,343
Directors fees	320	343	330
Office expenses	42	63	51
Insurance	456	693	1,141
Miscellaneous	1,056	1,040	830
Total	8,405	9,673	8,327
	124	453	624
	1,950	2,260	1,926

(1)	Including share-based payment

(2)	Including salary of related party (See Note 18B below)

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 16 - Financing income (expenses), net

A.	Components of the financing expenses

	Year ended December 31,
	2025	2024	2023
Adjustment to liability in respect of government grants (1)	-	-	(74)
Issuance costs as part of shelf prospectus through public offering transaction (2)	(504)	-	-
Interest in respect of leasing liability (3)	(67)	(95)	(22)
Interest and discount expenses in respect of promissory notes (4)	(722)	(1,328)	(592)
Revaluation expenses incurred from partial exercise of Commitment Amount under equity line (4)	(101)	(1,318)	(531)
Exchange rate differentials, bank commissions and miscellaneous	(2,112)	(44)	-
Total	(3,506)	(2,785)	(1,219)

B.	Components of the financing income

	Year ended December 31,
	2025	2024	2023
Revaluation income of derivative warrant liability (2)	3,556	274	877
Income from exchange rate differences and other	78	197	458
Interest in respect of bank deposits	426	404	272
Adjustment to liability in respect of government grants (1)	735	224	-
Total	4,795	1,099	1,607

(1)	See Note 11 above.

(2)	See Note 13C4 above.

(3)	See Note 9 above.

(4)	See Note 13C3 above.

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

B.	Losses and deductions for tax purposes - carried forward to future years

As of December 31, 2025, the carryforward net operating losses of the Company amounted to NIS 177 million. The Company did not record deferred taxes in respect of the loss carryforward since their utilization is not expected in the foreseeable future.

C.	Final tax assessment

The Company has no final tax assessments since Inception Date. Notwithstanding, pursuant and subject to the provisions of article 145 of the Income Tax Ordinance, the reports filed with the tax authorities for the years up to and including 2020 are considered as final.

D.	The following tabular represents reconciliation between the amount of the “theoretical” tax that would have applied and the amount of the tax on ordinary operating income, as recorded in the statements of comprehensive loss:

	Year ended December 31,
	2025	2024	2023

Pre-tax loss as reported in the statements of comprehensive loss	29,443	34,938	33,835
Corporate tax rate	23%	23%	23%

Theoretical tax savings	6,772	8,036	7,782
Non-deductible expenses	(48)	(138)	(225)
Differences in measurement base	953	(325)	10
Losses and timing differences in respect of which no deferred taxes were recorded	(7,677)	(7,573)	(7,567)
Tax expenses in respect of the reported year	-	-	-

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 18 - Related parties

A.	Balances with related parties

	As of December 31,
	2025	2024

Trade payables	-	152
Other current liabilities - salaries and related expenses related parties (1)	381	125

(1)	See also Notes 10 and 12A above.

B.	Transactions with related parties

	Year ended December 31,
	2025	2024	2023
General and administrative expenses - salaries and related expenses (including share-based payment) to related parties (1)	1,950	2,260	1,926

(1)	See also Notes 12A and 15C above.

Note 19 - Financial instruments and risk management

A.	Financial risk management

1.	General

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

A.	Exposure to changes in foreign currency exchange rates

The Company had certain assets and liabilities denominated in U.S. dollars whereby the financial statements are measured and presented in New Israeli Shekels. In such view, the Company had an exposure to changes in the exchange rate of the dollar, which were reflected as part of the financing expenses. As of December 31, 2025, the Company has significant balance of financial assets (mainly cash balances) and financial liabilities amounted to NIS 13,953 and NIS 4,484, respectively, that are denominated in foreign currency which is different from Israeli Shekels. However, as described in Note 13C above, financial liability related to promissory notes is expected to be settled mainly through issuance of ADS.

The Company does not use financial instruments, including derivative instruments in order to reduce exposure to these risks.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 19 - Financial instruments and risk management (Cont.)

A.	Financial risk management (Cont.)

2.	Financial risk factors (Cont.)

B.	Credit risks

1.	As of December 31, 2025, the balances of cash, cash equivalents, and restricted deposits were deposited in one banking institution in Israel. The Company’s management regularly assesses the financial strength of the financial institutions the Company works with. Accordingly, Company’s management believes that the credit risk in respect thereof is not significant.

2.	The management regularly examines the quality of the customers, including an analysis of each new potential customer and accordingly determines the scope of the engagement with them. As of the reported periods, the balance of customers whose carrying amount was determined by the management to be impaired, and for whom the provision for credit losses was recognized, was based mainly on specific customers who did not meet the payment terms. The main factors taken into account in determining the provision for impairment of such customers are the Company’s familiarity with the customers and the history of activity with them, the depth of arrears, the financial condition of the customers as known to the Company and the quality of the collateral granted, if any. As of December 31, 2025 there are no significant amounts past due.

3.	The following is a breakdown of the financial assets in respect of which the Company is exposed to credit risks:

	As of December 31,
	2025	2024
Cash and cash equivalents	14,144	13,298
Restricted deposits	216	216
Other current assets	135	225
Trade receivables, net	1,638	2,425
Total	16,133	16,164

C.	Exposure to changes in interest rates

As of December 31, 2025, the Company has outstanding promissory notes in an amount of 4,484 NIS which accrued an interest in a fixed rate and thus the Company has no material exposure to changes in interest rates. However, as described in Note 13C above, such liability is expected to be settled mainly through issuance of ADS.

D.	Price risks of Company’s ordinary share

As of December 31, 2025, the Company is exposed to risks arising from (i) changes in the price of the Warrant of the Company measured at fair value through profit or loss as resulted from issuance of warrants to investors through the U.S. IPO (see Note 13C1 above) or (ii) changes in the price of the ordinary shares of the Company, which affects the number of shares issued to settle the promissory notes liability or the number of shares to be issued to Yorkville upon company request to utilize the commitment amount under the SEPA agreements with Yorkville (see Note 13C3 above). The fair value of the warrant derivative liabilities expose the Company to recognize losses in case there will be changes in the price of the Company’s ordinary share. However, the settlement of these liabilities will be mainly through exercise of the Company’s ordinary shares (represented by ADS). As of December 31, 2025, the fair value of the warrant derivative liability was zero.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 19 - Financial instruments and risk management (Cont.)

A.	Financial risk management (Cont.)

2.	Financial risk factors (Cont.)

E.	Liquidity risks

As of December 31, 2025, the Company’s working capital amounted to NIS 11,167.

The Company’s policy is to manage its liquidity by assessing current forecasts for purposes of managing its cash for operating purposes during the normal course of business. Depending on its current needs, the Company conducts, from time to time, additional rounds of fundraising.

As of December 31, 2025, the balance of the Company’s financial liabilities which is expected to be repaid in cash during the 12-month period following the balance sheet date, amounted to NIS 3,879 (excluding the balance of promissory notes that are expected to be settled mainly in ADS). In addition, as of the same date, the Company has (i) liability in respect of grants received which will be repaid through payment of royalties of between 3% of the revenues deriving to the Company in the future from the know-how and technology developed as part of projects in respect of which such funding was received, (ii) leasing liability related to its premises, net, which will be repaid based on payments schedule as determined with the landlord and (iii) promissory notes, net received which is expected to be repaid mainly through issuance of ADS, based on payments schedule as determined with the Yorkville. In addition the Company has an obligation to pay contingent future royalties which will required to be paid from revenues that will be derived from sales of products that incorporate IP acquired from Micronet (see Note 12B). Such obligation does not represent financial liability.

B.	Fair value of financial instruments

Items, the carrying value of which approximates their fair value

The Company’s financial instruments which are part of its working capital, include cash and cash equivalents, restricted deposits, trade receivables, net other current assets, trade payables and other current liabilities. As of the reported periods, the balances of these financial instruments in the statements of financial position constitute an approximation of their fair values. In addition, the Company has a liability in respect of government grants, a liability in respect of leasing and promissory notes, net that are measured at the initial recognition date at fair value and in subsequent periods at the amortized cost using the effective interest method. Taking into consideration that there has not been a significant change in the discount rate used for recognition of the liabilities and the current discount rate, the balance constitutes an approximation of fair value.

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 19 - Financial instruments and risk management (Cont.)

C.	A summary of financial instruments broken down by group:

	As of December 31,
	2025	2024

Financial assets measured at depreciated cost
Cash and cash equivalents	14,144	13,298
Trade receivables, net	1,638	2,425
Other current assets	135	225
Restricted deposits	216	216
	16,133	16,164
Financial liabilities measured at depreciated cost
Leasing liability (including current maturity)	673	1,075
Trade payables	606	1,826
Other current liabilities	2,742	2,991
Liability in respect of government grants (including current maturity)	175	960
Promissory notes, net	4,484	3,601
	8,680	10,453

Financial liabilities measured at fair value
Promissory notes, net (*)	-	2,735
Derivative warrants liability (See D below)	-	-

(*)	The amounts relates to the Third Promissory Note – see note 13C(3)

D.	Disclosure regarding financial instruments periodically measured at fair value

For information regarding to warrants granted through the U.S IPO and securities purchase agreement from January 2025, see Note 13C1 above.

E.	Company capital risk management policy

The goals of the Company’s capital risk management policy are to preserve its ability to continue operating as a going concern with a goal of providing its shareholders with a yield on their investment and to maintain a beneficial equity structure with a goal of reducing the costs of equity.

The Company may take various steps with a goal of preserving or adapting its equity structure, including the issuance of new shares (and ADS) and warrants through equity fundraising for purposes of meeting its financial obligations and for purposes of continuing its development operations and commencing sales in commercial volumes and through collaborations with other entities (see note 21B).

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

B.	Revenues by geographic region are as follows:

	Year ended December 31,
	2025	2024	2023

Israel	450	1,194	2,519
Europe	566	489	201
Total	1,016	1,683	2,720

Revenues were attributed to countries based on customer location.

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

During the period commencing on January 1, 2026 through the issuance date of these financial statements, the Company sold 17,506,800,000 ordinary shares to Yorkville out of the Commitment Amount under the SEPA III for a total purchase price of $2,485 thousand of which. $569 was used by the Company as a partial repayment of promissory notes.

B.	Exchange Agreement with VisionWave

On January 26, 2026, the Company entered into an Exchange Agreement with VisionWave Holdings, Inc. (“VisionWave”), for the purpose of developing an RF-based defense and security technology platform (the “RF Platform”). Under the agreement, SaverOne is intended to serve as the core operating platform for specified RF-based defense and security applications, supported by a non-exclusive worldwide license to VisionWave’s proprietary RF sensing and analytics technologies.

Pursuant to the Exchange Agreement, the parties agreed to a three-stage equity exchange and strategic collaboration. Subject to the achievement of specified milestones and receipt of the required corporate and regulatory approvals, VisionWave may acquire approximately 51% of the issued and outstanding share capital of the Company for aggregate consideration of $7.0 million in VisionWave common stock.

The transaction is structured as follows:

Initial Stage – The Company will receive VisionWave common stock valued at approximately $2.74 million, in exchange for VisionWave receiving 19.99% of the Company’s issued and outstanding share capital (calculated on a fully diluted basis, excluding dilution from future issuances unrelated to the transaction).

SAVERONE 2014 LTD.

NOTES TO THE FINANCIAL STATEMENTS (CONT.)

(New Israeli Shekels in thousands, except per share and share data)

Note 21 - Subsequent events (Cont.)

B.	Exchange Agreement with VisionWave (Cont.)

Milestone 1 – Operational Integration – Upon completion of the operational integration of VisionWave’s RF technologies into the Company, the Company will issue VisionWave ordinary shares representing 19.99% of its outstanding share capital (on a fully diluted basis), in exchange for VisionWave common stock valued at approximately $2.75 million.

Milestone 2 – Pilot Project – Upon commencement of a commercial or defense pilot project utilizing the integrated RF capabilities, the Company will issue VisionWave ordinary shares representing 11.02% of its outstanding share capital (on a fully diluted basis), in exchange for VisionWave common stock valued at approximately $1.51 million.

If all milestones are achieved as contemplated under the Exchange Agreement, VisionWave will hold approximately 51% of the Company’s issued and outstanding share capital.

The number of VisionWave shares issued in each stage will be determined based on the five-day volume-weighted average price (VWAP) of VisionWave’s common stock immediately preceding the closing of each applicable stage. VisionWave also undertook to issue additional shares or pre-funded warrants if the price of its common stock declines by more than 10% during the ten trading days following issuance, in order to preserve the agreed economic value of the consideration.

Under the agreement, the Company will receive a non-exclusive, perpetual, irrevocable, royalty-free worldwide license to use VisionWave’s RF technologies for the development, integration, commercialization and operation of the RF Platform.

The agreement is subject to shareholder approval and other customary closing conditions. The Company’s shareholders approved the transaction on March 5, 2026.

On March 5, 2026, the Company completed the initial closing (“Stage 1 Closing”) under the Exchange Agreement with VisionWave Holdings, Inc. Pursuant to the first stage of the transaction, VisionWave issued to the Company 365,610 restricted shares of VisionWave common stock, having an aggregate value of approximately $2.75 million, calculated based on the five-day VWAP of $7.5031 per share.

In exchange, the Company committed to issue to VisionWave 148,584 restricted ADSs, representing 6,418,828,800 ordinary shares, which correspond to 19.99% of the Company’s issued and outstanding share capital as of the effective date of the Exchange Agreement (calculated on a fully diluted basis, excluding dilution from future issuances unrelated to the transaction).

In order to preserve the agreed economic value of the consideration, VisionWave undertook that if the market price of its common stock declines by more than 10% from the applicable VWAP during the ten trading days following issuance, it will issue additional VisionWave common stock or pre-funded warrants to compensate for such shortfall, subject to compliance with Nasdaq rules.

As part of the transaction with VisionWave, each of Ori Gilboa, our Chief Executive Officer, and Jacob Teneboim, our Chairman, received 78,343 restricted shares of VisionWave common stock

C.	Change in ADS Ratio

On February 25, 2026, the Company effected the change in the ADS ratio from one (1) ADS representing ten thousand eight hundred (10,800) Ordinary Shares, to one (1) ADS representing forty three thousand two hundred (43,200) Ordinary Shares. This change in the ADS has the effect on the existing ADSs on the basis of one (1) new ADS for every four (3) old ADSs (held by the Company’s ADS holders. All ADS numbers in the financial statements were adjusted to reflect the most recent change in the ADS ratio.